NI 43-101 Technical Report,

Constancia Mine Cuzco, Peru

November 21, 2016, effective as of June 30, 2016

25 York Street, Suite 800
Toronto, Ontario
Canada M5J 2V5

Prepared by:

Cashel Meagher P.Geo.
Senior Vice-President and Chief Operating Officer, Hudbay

Constancia mine Form 43-101F1 Technical Report

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Technical Report contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this Technical Report, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this Technical Report is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, our objectives, strategies, intentions, expectations, production, cost, capital and exploration expenditure guidance, including the estimated economics of the Constancia mine, future financial and operating performance and prospects, anticipated production at our Constancia mine and processing facilities and events that may affect Hudbay’s operations, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and expectations regarding community relations. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals we produce;
•	the supply and availability of concentrate for our processing facilities;
•	the supply and availability of third party processing facilities for our concentrate;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	the availability of transportation services at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit on schedule and as planned;
•	maintaining good relations with the communities surrounding the Constancia;
•	no significant unanticipated challenges with stakeholders at our various projects;

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Constancia mine Form 43-101F1 Technical Report

•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to our properties;
•	no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Peruvian government; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with community protests and trespassers at our Constancia mine), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form and our management’s discussion and analysis of Hudbay for the three and nine months ended September 30, 2016.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this Technical Report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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Constancia mine Form 43-101F1 Technical Report

TABLE OF CONTENTS

1	SUMMARY		1-1
	1.1	Property Description and Location	1-1
	1.2	Geological Setting and Mineralization	1-2
	1.3	Exploration	1-3
	1.4	Drilling	1-4
	1.5	Sample Preparation, Analyses, and Security	1-4
	1.6	Mineral Processing and Metallurgical Testing	1-5
	1.7	Mineral Resource Estimates	1-6
	1.8	Mineral Reserve Estimates	1-7
	1.9	Mining Methods	1-9
	1.10	Recovery Methods	1-16
	1.11	Project Infrastructure	1-16
	1.12	Market Studies and Contracts	1-18
	1.13	Environmental Studies, Permitting and Social or Community Impact	1-19
	1.14	Capital and Operating Cost	1-20
	1.15	Economic Analysis	1-22
	1.16	Conclusions and Recommendations	1-22
2	INTRODUCTION		2-23
	2.1	Qualified Person (QP) and Site Visit	2-23
	2.2	Source of Information	2-23
	2.3	Unit of Measure Abbreviations Used in Report	2-25
	2.4	Acronyms and Abbreviations Used in Report	2-25
3	RELIANCE ON OTHER EXPERTS		3-27
4	PROPERTY DESCRIPTION AND LOCATION		4-28
	4.1	The Property Location	4-28
	4.2	The Type of Mineral	4-28
	4.3	Surface Legal Right Access	4-33
	4.4	The Terms of Any Royalty or Payments	4-36
	4.5	Environmental Property Liabilities	4-37
	4.6	Risk factors property	4-37
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY		5-38
	5.1	Accessibility	5-38
	5.2	Climate	5-39
	5.3	Local Resource	5-39
	5.4	Infrastructure	5-40

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Constancia mine Form 43-101F1 Technical Report

	5.5	Physiography	5-40
6	HISTORY		6-41
	6.1	Early History	6-41
	6.2	Prior Ownership	6-41
	6.3	Hudbay Ownerships	6-41
	6.4	Pampacancha	6-42
7	GEOLOGICAL SETTING AND MINERALIZATION		7-43
	7.1	District Geology	7-43
	7.2	Property Geology	7-44
	7.3	Alteration	7-47
	7.4	Mineralization	7-48
	7.5	Significant Mineralization	7-50
8	DEPOSIT TYPES		8-52
9	EXPLORATION		9-53
10	DRILLING		10-55
	10.1	Overview	10-55
	10.2	Rio Tinto (2003-2004)	10-56
	10.3	Norsemont Mining (2005-2010)	10-56
	10.4	Hudbay (2011-2015)	10-57
11	SAMPLE PREPARATION ANALYSES AND SECURITY		11-58
	11.1	Core Logging	11-58
	11.2	Sample Selection	11-58
	11.3	Core Photographs	11-59
	11.4	Core Splitting	11-59
	11.5	Sample Dispatching	11-59
	11.6	Sample Preparation	11-59
	11.7	Bulk Density	11-61
	11.8	Assay Methodology	11-62
	11.9	Data verification	11-65
	11.10	Quality Assurance and Quality Control Programs	11-66
	11.11	Site visits	11-70
	11.12	Recommendations	11-70
12	DATA VERIFICATION		12-71
	12.1	Constancia	12-71
	12.2	Pampacancha	12-89
13	MINERAL PROCESSING AND METALLURGICAL TESTING		13-102
	13.1	Samples	13-103

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Constancia mine Form 43-101F1 Technical Report

	13.2	Constancia	13-103
	13.3	Pampacancha PFS Testwork	13-104
14	MINERAL RESOURCE ESTIMATES		14-112
	14.1	Constancia	14-113
	14.2	Pampacancha	14-149
15	MINERAL RESERVE ESTIMATES		15-178
	15.1	Pit Optimization	15-178
	15.2	Mineral Reserves	15-186
16	MINING METHODS		16-188
	16.1	Mine Overview	16-188
	16.2	Mine Phases	16-189
	16.3	Mine Production Schedule	16-201
	16.4	Mine Facilities	16-213
	16.5	Mine Equipment	16-216
	16.6	Mine Operations	16-218
	16.7	Mine Engineering	16-220
17	RECOVERY METHODS		17-227
	17.1	Introduction	17-227
	17.2	Processing Plant - General	17-231
	17.3	Buildings	17-232
	17.4	Crushing	17-233
	17.5	Grinding	17-234
	17.6	Copper-Molybdenum Flotation	17-235
	17.7	Molybdenum Separation	17-237
	17.8	Copper Concentrate Thickening and Filtration	17-239
	17.9	Concentrate Storage and Loadout	17-239
	17.10	Molybdenum Concentrate Thickening and Filtration	17-240
	17.11	Tailings Disposal	17-241
	17.12	Reagents	17-241
	17.13	Operating Parameters	17-242
	17.14	Metallurgical Accounting and Control	17-242
	17.15	Pampacancha	17-243
18	PROJECT INFRASTRUCTURE		18-244
	18.1	Tailings, Waste and Water Storage	18-245
	18.2	On Site Camps	18-247
	18.3	Electricc Power Supply and Transmission	18-248
	18.4	Roads and Port	18-249

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Constancia mine Form 43-101F1 Technical Report

19	MARKET STUDIES AND CONTRACTS		19-252
	19.1	Concentrate Marketing	19-252
	19.2	Contracts	19-253
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		20-254
	20.1	Environmental	20-254
	20.2	Permitting	20-258
	20.3	Social	20-259
	20.4	Health and Safety	20-261
21	CAPITAL AND OPERATING COSTS		21-262
	21.1	Capital Costs	21-262
	21.2	Operating Costs	21-262
22	ECONOMIC ANALYSIS		22-265
23	ADJACENT PROPERTIES		23-266
24	OTHER RELEVANT DATA AND INFORMATION		24-267
25	INTERPRETATION AND CONCLUSIONS		25-268
26	RECOMMENDATION		26-269
27	REFERENCES		27-270
28	SIGNATURE PAGE		28-272
29	CERTIFICATES OF QUALIFIED PERSON		29-273

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Constancia mine Form 43-101F1 Technical Report

LIST OF TABLES

Table 1-1	Approximate Distances and Driving Times to Constancia	1-2
Table 1-2	Drilling Programs by Year (in meters drilled)	1-4
Table 1-3	Copper Recovery	1-5
Table 1-4	Constancia Mineral Resources as of June 30th, 2016	1-6
Table 1-5	Pampacancha Mineral Resources as of June 30th, 2016	1-7
Table 1-6	Metal Prices	1-8
Table 1-7	Constancia and Pampacancha Mineral Reserves as of June 30th, 2016	1-8
Table 1-8	Comparison Pit Reserves as at December 31, 2015	1-9
Table 1-9	Reconciliation as of June 30th, 2016	1-9
Table 1-10	Constancia and Pampacancha breakdown by Phases as of June 30th, 2016.	1-11
Table 1-11	Mine Production Schedule Criteria	1-12
Table 1-12	Constancia Operations Mine Plan as of June 30, 2016	1-13
Table 1-13	Constancia, Waste Material Balance	1-14
Table 1-14	Mine Equipment 2016 – 2025	1-15
Table 1-15	Mine Equipment 2026 – 2035	1-16
Table 1-16	Copper Concentrate Composition	1-19
Table 1-17	Sustaining CAPEX	1-21
Table 1-18	Operating Costs - OPEX	1-21
Table 2-1	Technical Report Participants	2-24
Table 4-1	Hudbay Concessions	4-32
Table 4-2	UEA Constancia Concessions	4-33
Table 4-3	UEA Pampacancha Concessions	4-33
Table 4-4	Surface Legal Access Rights Table	4-35
Table 5-1	Approximate Distances and Driving Times to Constancia	5-39
Table 10-1	Drilling Programs by Year (in meters drilled)	10-55
Table 10-2	Drilling Programs by Types	10-55
Table 11-1	Summary of the sample preparation method by companies	11-60
Table 11-2	ALS Assay Specifications	11-63
Table 11-3	ALS Assay Specifications	11-63
Table 11-4	SGS Assay Specifications	11-64
Table 11-5	SGS Assay Specifications	11-64
Table 11-6	SGS Assay Specifications	11-65
Table 11-7	Downhole survey	11-66
Table 11-8	Standard reference material	11-67

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Constancia mine Form 43-101F1 Technical Report

Table 11-9	Quality Control by Drilling Campaigns	11-68
Table 11-10	Ore Research & Exploration standard reference materials	11-69
Table 11-11	Matrix match standard reference materials	11-69
Table 11-12	Quality Control by Drilling Campaigns	11-70
Table 11-13	Site visits by Hudbay	11-70
Table 12-1	Summary of Twin Samples	12-72
Table 12-2	Summary of Fields Duplicates	12-72
Table 12-3	Summary of CRM Values and Performance	12-74
Table 12-4	Summary of Blank Values	12-76
Table 12-5	Ratio of Twin Samples in 2015 Campaign	12-78
Table 12-6	Insertion Ratio of Crms in 2015 Campaign	12-82
Table 12-7	Performance of Coarse Blank Samples	12-87
Table 12-8	Ratio of Twin Samples in Pampacancha Drilling Campaign	12-90
Table 12-9	Insertion Ratio of CRMs in Pampacancha Drilling	12-94
Table 12-10	Performance of Coarse Blank Samples	12-100
Table 13-1	Copper recovery	13-102
Table 13-2	Phase 1: Pampacancha Comminution Results	13-105
Table 13-3	Phase 1: Pampacancha Locked Cycle Test Results – Revised Conditions	13-105
Table 13-4	Phase 1: Pampacancha Locked Cycle Test Results – Constancia Project Conditions	13-106
Table 13-5	Phase 1: Rougher Variability Testing Results	13-106
Table 13-6	Phase 1: Mineralogical analysis (Mineral Mass %)	13-107
Table 13-7	Pampacancha Locked Cycle Test Conditions	13-108
Table 13-8	Pampacancha Phase 2: Locked Cycle Test Results	13-108
Table 13-9	Phase 2: Rougher Variability Testing Results	13-109
Table 14-1	Constancia Mineral Resource by Category and NSR Cut-Off	14-112
Table 14-2	Pampacancha Mineral Resource by Category and NSR Cut-Off	14-113
Table 14-3	Drilling Data by Company	14-114
Table 14-4	Mine Zone Formulation	14-114
Table 14-5	Full Assays Statistics.	14-116
Table 14-6	Matrix of Boundary, Total Copper by Lithology	14-122
Table 14-7	Matrix of Boundary, Total Copper by Mineralization	14-122
Table 14-8	Assay and Composite Statistics for Cu by Lithology	14-123
Table 14-9	Assay and Composite Statistics for Cu by Mineralization	14-124
Table 14-10	Assay and Composite Statistics for Mo by Lithology	14-124
Table 14-11	Assay and Composite Statistics for Ag by Lithology	14-124
Table 14-12	Assay and Composite Statistics for Au by Lithology	14-125

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Constancia mine Form 43-101F1 Technical Report

Table 14-13	Assay and Composite Statistics for Zn by Lithology	14-125
Table 14-14	Assay and Composite Statistics for Fe by Lithology	14-125
Table 14-15	Total & Sequential Copper Outlier Definition for Estimation Domain	14-131
Table 14-16	Outlier Definition for Estimation Domain	14-131
Table 14-17	Sulphur Outlier Definition for Estimation Domain	14-131
Table 14-18	Uncapped Total Copper Stats by Estimation Domain	14-132
Table 14-19	Capped Total Copper Stats by Estimation Domain	14-132
Table 14-20	Variogram Models and Rotation Angles	14-134
Table 14-21	Block Model Limits (WGS84)	14-135
Table 14-22	Total Copper Interpolation Plans (1st PASS)	14-135
Table 14-23	Total Copper Interpolation Plans (2nd PASS)	14-135
Table 14-24	Total Copper Interpolation Plans (3nd pass)	14-136
Table 14-25	Bulk Density Stats by Lithology	14-136
Table 14-26	Bulk Density Stats by Alteration	14-137
Table 14-27	Bulk Density Stats by Mineralization	14-137
Table 14-28	Bulk Density Assignation Alteration / Bench	14-139
Table 14-29	Bulk Density Assignation Lithology / Bench	14-139
Table 14-30	Global Copper Grade Comparison	14-142
Table 14-31	Re-Block Model Limits (WGS84)	14-145
Table 14-32	Costs Inputs Pit Shell Construction	14-147
Table 14-33	Recovery by Material Type	14-147
Table 14-34	Revenue	14-147
Table 14-35	Economical Considerations	14-148
Table 14-36	Constancia Mineral Resource by Category and NSR Cut-Off	14-149
Table 14-37	Block Model Limits (WGS84)	14-150
Table 14-38	Drilling Data by Company	14-150
Table 14-39	Pampacancha Geological Model	14-150
Table 14-40	Validation Interpretation / Logging	14-152
Table 14-41	Basic Stats of Copper (%) Assays by Lithology	14-152
Table 14-42	Basic Stats of Molybdenum (PPM) Assays by Lithology	14-153
Table 14-43	Basic Stats Of Silver (PPM) Assays By Lithology	14-153
Table 14-44	Basic Stats of Gold (Ppm) Assays by Lithology	14-153
Table 14-45	Basic Stats of Copper (%) Assays in Skarn Domains	14-155
Table 14-46	Basic Stats of Molybdenum (PPM) Assays in Skarn Domains	14-156
Table 14-47	Basic Stats of Silver (PPM) Assays in Skarn Domains	14-156
Table 14-48	Basic Stats of Gold (PPM) Assays in Skarn Domains	14-156

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Constancia mine Form 43-101F1 Technical Report

Table 14-49	Summaries of Measured SG Values	14-157
Table 14-50	Proportion of Metal in Minerals	14-158
Table 14-51	High Grade Capping of All Elements and Estimation Domains	14-160
Table 14-52	Basic Stats of Copper (%) Composites	14-160
Table 14-53	Basic Stats of Molybdenum (PPM) Composites	14-161
Table 14-54	Basic Stats of Silver (PPM) Composites	14-161
Table 14-55	Basic Stats of Gold (PPM) Composites	14-161
Table 14-56	Variography Parameters for the Main Elements (SS=South Skarn; NS=North Skarn)	14-163
Table 14-57	Basic Statistics of Acid Soluble copper (CuSS%) assays by Lithology	14-164
Table 14-58	Basic Statistics of Cyanide Soluble copper (CuCN%) assays by Lithology.	14-164
Table 14-59	Basic Statistics of Zinc (%) assays by Lithology	14-166
Table 14-60	Basic Statistics of iron (%) assays by Lithology.	14-166
Table 14-61	Basic Statistics of lead (%) assays by Lithology	14-166
Table 14-62	Interpolation Parameters	14-167
Table 14-63	Global Copper Grade Comparison by Estimation Method	14-168
Table 14-64	Statistical Comparison of Skarn Assays Used in 2012 and 2013 Estimation	14-172
Table 14-65	Statistical Comparison of Skarn Composites Used in 2012 and 2013 Estimation	14-172
Table 14-66	Resource Classification Parameters	14-172
Table 14-67	Cost inputs for pit shell construction	14-175
Table 14-68	Recovery vs material assumed for pit shell construction	14-175
Table 14-69	Recovery vs material assumed for pit shell construction	14-175
Table 14-70	Parameter assumed for pit shell construction	14-176
Table 14-71	Pampacancha Mineral Resource by Category and NSR Cut-Off	14-177
Table 15-1	Metal Prices	15-179
Table 15-2	Mineral Market Parameters for Pit Optimization	15-180
Table 15-3	Operating Cost	15-180
Table 15-4	Metal Recoveries	15-181
Table 15-5	Constancia, Recommended Pit Slope Angles	15-182
Table 15-6	Pampacancha, Recommended Pit Slope Angles	15-183
Table 15-7	Pit Design Parameters	15-184
Table 15-8	Constancia and Pampacancha Mineral Reserves at June 30th, 2016	15-186
Table 15-9	Constancia and Pampacancha Mineral Reserves by Ore Type at June 30th, 2016	15-186
Table 15-10	Comparison Pit Reserves as at December 31, 2015	15-187
Table 15-11	Reconciliation at June 30th, 2016	15-187
Table 16-1	Constancia, Recommended Pit Slope Angles (Golder, 2014)	16-190
Table 16-2	Pampacancha, Recommended Pit Slope Angles (ITASCA, 2013)	16-191

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Constancia mine Form 43-101F1 Technical Report

Table 16-3	Constancia and Pampacancha Breakdown by Phases as of June 30th, 2016	16-199
Table 16-4	Constancia and Pampacancha Breakdown by Phases and Ore Type as of June 30th, 2016	16-200
Table 16-5	Mine Production Schedule Criteria	16-201
Table 16-6	Mine Plan Criteria	16-202
Table 16-7	Distances between Phases and Facilities	16-204
Table 16-8	Constancia Operations Mine Plan as of June 30, 2016	16-208
Table 16-9	Ore Process Plan 2016 (2H) – 2035 (Constancia and Pampacancha)	16-211
Table 16-10	Ore Process Plan 2016 (2H) – 2035 (Total)	16-212
Table 16-11	Constancia, Waste material balance	16-213
Table 16-12	Tailing Management Facility (TMF) Stacking plan	16-216
Table 16-13	Material Characteristics	16-217
Table 16-14	Mine equipment 2016 – 2025	16-217
Table 16-15	Mine equipment 2026 – 2035	16-218
Table 16-16	Parameters for drilling production	16-219
Table 16-17	Truck Fixed time	16-219
Table 16-18	Recommended pit slope angles (KP, 2013)	16-221
Table 16-19	Constancia, Recommended Pit Slope Angles (Golder, 2014)	16-222
Table 16-20	Constancia, Recommended Pit Slope Angles (Anddes, 2016)	16-223
Table 16-21	Pampacancha, recommended pit slope angles (Itasca, 2013)	16-224
Table 17-1	Key Process Design Criteria	17-228
Table 17-2	Operating Parameters	17-242
Table 19-1	Copper Concentrate Composition	19-252
Table 21-1	Sustaining Capex	21-262
Table 21-2	On-Site Operating Costs	21-263
Table 21-3	Operating Costs – OPEX – Mining/Activity	21-263
Table 21-4	Operating Costs – OPEX – Mining/Components	21-263
Table 21-5	Operating Costs – OPEX – Milling and G&A	21-264
Table 21-6	Capitalized Stripping (Total Estimate and Unit Costs)	21-264
Table 21-7	Operating Costs and Sustaining Costs per pound	21-264

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Constancia mine Form 43-101F1 Technical Report

LIST OF FIGURES

Figure 1-1	Constancia Mine Location	1-1
Figure 1-2	Constancia and Pampacancha ultimate pit design	1-10
Figure 1-3	Constancia phase design, section view EW	1-10
Figure 1-4	Pampacancha phase design, section view NS	1-11
Figure 1-5	Waste Rock Facility	1-14
Figure 1-6	Overall Site Layout	1-17
Figure 4-1	Constancia Mine Location	4-28
Figure 4-2	Constancia Mine Concession Boundaries	4-31
Figure 5-1	Location of the Constancia Mine	5-38
Figure 7-1	Simplified Geology of the Andahuaylas-Yauri Area	7-43
Figure 7-2	Geological Map of the Constancia Deposit	7-44
Figure 7-3	Pampacancha Sectors	7-50
Figure 9-1	Near Mine Constancia Exploration Targets	9-54
Figure 10-1	Map of Drill Hole Location	10-56
Figure 11-1	Boxplots of Constancia and Pampacancha SG Measurements	11-62
Figure 12-1	Cu in Twin Samples	12-72
Figure 12-2	Cu in Check Samples – ACME vs ALS	12-77
Figure 12-3	Cu in Check Samples – Inspectorate vs Inspectorate	12-77
Figure 12-4	Precision Evaluation Cut – Twin Samples	12-79
Figure 12-5	Precision Evaluation Au – Twin Samples	12-79
Figure 12-6	Precision Evaluation Ag – Twin Samples	12-80
Figure 12-7	Precision Evaluation Mo – Twin Samples	12-80
Figure 12-8	Precision Evaluation Zn – Twin Samples	12-81
Figure 12-9	Precision Evaluation Acid Soluble Copper – Twin Samples	12-81
Figure 12-10	Accuracy Evaluation Cut. CRM GEO-001	12-82
Figure 12-11	Accuracy Evaluation AU. CRM GEO-001	12-83
Figure 12-12	Accuracy Evaluation AG. CRM GEO-001	12-83
Figure 12-13	Accuracy Evaluation MO. CRM GEO-001	12-84
Figure 12-14	Accuracy Evaluation Zn. CRM GEO-001	12-84
Figure 12-15	Accuracy Evaluation Cu. CRM HBA-03	12-85
Figure 12-16	Accuracy Evaluation Mo. CRM HBA-03	12-85
Figure 12-17	Accuracy Evaluation CU. CRM HBM-02	12-86
Figure 12-18	Accuracy Evaluation MO. CRM HBM-02	12-86
Figure 12-19	Contamination Evaluation CuT	12-87

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Constancia mine Form 43-101F1 Technical Report

Figure 12-20	Contamination Evaluation Au	12-88
Figure 12-21	Contamination Evaluation Mo	12-88
Figure 12-22	Core Recovery	12-89
Figure 12-23	Core Recovery Distribution Mineralized Samples	12-89
Figure 12-24	Precision Evaluation Cu (ppm) – Twin Samples	12-90
Figure 12-25	Precision Evaluation Mo% – Twin Samples	12-91
Figure 12-26	Precision Evaluation Ag ppm – Twin Samples	12-91
Figure 12-27	Precision Evaluation Au ppb – Twin Samples	12-92
Figure 12-28	Precision Evaluation Pb ppm – Twin Samples	12-92
Figure 12-29	Precision Evaluation Zn ppm – Twin Samples	12-93
Figure 12-30	Reference Materials for Pampacancha Drilling – Copper - Standard Oreas-501	12-93
Figure 12-31	Reference Materials for Pampacancha Drilling – Copper - Standard Oreas-503	12-95
Figure 12-32	Reference Materials for Pampacancha Drilling – Copper Standard-Oreas-504	12-95
Figure 12-33	Reference Materials for Pampacancha Drilling – Copper Standard-010	12-96
Figure 12-34	Reference Materials for Pampacancha Drilling – Copper Standard-020	12-96
Figure 12-35	Reference Materials For Pampacancha Drilling – Copped Standard-030	12-97
Figure 12-36	Reference Materials For Pampacancha Drilling – Copper Standard-MV700038	12-97
Figure 12-37	Reference Materials For Pampacancha Drilling – Copper Standard-MV700039	12-98
Figure 12-38	Reference Materials For Pampacancha Drilling – Copper Standard-MV700040	12-98
Figure 12-39	Reference Materials For Pampacancha Drilling – Copper Standard-MV700041	12-99
Figure 12-40	Contamination Evaluation – Copper – INS-1078	12-100
Figure 12-41	Contamination Evaluation – Copper – ST800006	12-101
Figure 12-42	Contamination Evaluation – Copper – ST800039	12-101
Figure 14-1	3D View of Interpreted Lithology Wireframes, Looking North East	14-115
Figure 14-2	3D View of Interpreted Alteration Wireframes, Looking North East	14-115
Figure 14-3	14-3 3D View of Interpreted Mineralization Wireframes, Looking North East	14-116
Figure 14-4	Box Plots of Total Copper by Lithology	14-117
Figure 14-5	Box Plots of Molybdeum by Lithology	14-117
Figure 14-6	Box Plots of Silver by Lithology	14-118
Figure 14-7	Box Plots of Iron by Lithology	14-118
Figure 14-8	Box Plots of Zinc by Lithology	14-119
Figure 14-9	Box Plots of Total Copper by Mineralization	14-119
Figure 14-10	Contact Profile, Supergene and Hypogene Mineralization	14-120
Figure 14-11	Contact Profile, Oxide and Supergene Mineralization	14-120
Figure 14-12	Contact Profile, Mixed and Hypogene Mineralization	14-121
Figure 14-13	Contact Profile, Supergene and Mixed Mineralization	14-121

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Constancia mine Form 43-101F1 Technical Report

Figure 14-14	Contact Profile, Skarn and MP1 Lithology	14-122
Figure 14-15	Interval Length Histograms	14-123
Figure 14-16	Cumulative Probability Plot for Copper in DOMCU 1	14-126
Figure 14-17	Cumulative Probability Plot for Copper in DOMCU 2	14-127
Figure 14-18	Cumulative Probability Plot for Copper in DOMCU 3	14-127
Figure 14-19	Cumulative Probability Plot for Copper in DOMCU 4	14-128
Figure 14-20	Cumulative Probability Plot for Copper in DOMCU 5	14-128
Figure 14-21	Cumulative Probability Plot for Copper in DOMCU 6	14-129
Figure 14-22	Cumulative Probability Plot for Copper in DOMCU 7	14-129
Figure 14-23	Cumulative Probability Plot for Copper in DOMCU 8	14-130
Figure 14-24	Cumulative Probability Plot for Copper in DOMCU 9	14-130
Figure 14-25	Capped Copper Box Plot	14-131
Figure 14-26	Downhole Variogram Copper, DOMCU 4	14-132
Figure 14-27	Correlogram of the Main Structures Copper, DOMCU 4	14-133
Figure 14-28	Downhole Variogram Copper, DOMCU 5	14-133
Figure 14-29	Correlogram of the Main Structures Copper, DOMCU 5	14-133
Figure 14-30	Downhole Variogram Copper, DOMCU 6	14-134
Figure 14-31	Correlogram of the Main Structures Copper, DOMCU 6	14-134
Figure 14-32	Box Plots of Total Bulk Density by Lithology	14-136
Figure 14-33	Box Plots of Total Bulk Density by Alteration	14-137
Figure 14-34	Box Plots of Total Bulk Density by Mineralization	14-137
Figure 14-35	Bulk Density in Sedimentary Rocks by Bench	14-138
Figure 14-36	Bulk Density in Phyllic Alteration by Bench	14-138
Figure 14-37	Bulk Density in Potassic Alteration by Bench	14-138
Figure 14-38	Visual Validation Total Copper Section Looking North East	14-140
Figure 14-39	Visual Validation Molybdenum Section Looking North East	14-141
Figure 14-40	Visual Validation Silver Section Looking North East	14-141
Figure 14-41	Measured + Indicated Block. Copper Swath Plot by Easting	14-142
Figure 14-42	Measured + Indicated Block. Copper Swath Plot by Northing	14-143
Figure 14-43	Measured + Indicated Block. Copper Swath Plot by Depth	14-143
Figure 14-44	Kriging Variances against Closest Distance Block/Composite	14-144
Figure 14-45	Vertical Section 8399460 Showing Classification and DHS	14-145
Figure 14-46	3D View of Resource Pit Shell, Looking North West	14-146
Figure 14-47	Pampacancha Geological Model Plan View	14-151
Figure 14-48	Box Plots of Copper Assays by Lithology	14-154
Figure 14-49	Cumulative Probability Plot of Copper Assays by Lithology	14-154

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Constancia mine Form 43-101F1 Technical Report

Figure 14-50	Skarn Wireframe Divided Into Two Distinct Domains	14-155
Figure 14-51	Skarn Domains Box Plot	14-157
Figure 14-52	Comparison of Stoichiometric Calculated and Measured SG Values	14-158
Figure 14-53	Histogram (left) and CPP curves (right) for Cu High Grade South Skarn	14-159
Figure 14-54	Histogram (left) and CPP curves (right) for Cu High Grade North Skarn	14-159
Figure 14-55	Histogram (left) and CPP curves (right) for Cu Low Grade South Skarn	14-159
Figure 14-56	Histogram (left) and CPP curves (right) for Cu Low Grade North Skarn	14-159
Figure 14-57	South Skarn. Left: Downhole Variogram; Right: Variogram in the Z Direction	14-162
Figure 14-58	Cu High Grade North Skarn. Left: Downhole variogram; Right: Variogram in the Y Direction	14-162
Figure 14-59	Cu Low Grade North Skarn. Left: Downhole variogram; Right: Variogram in the Y Direction	14-162
Figure 14-60	Search Ellipsoids for North and South Skarns	14-163
Figure 14-61	Oxides content in the Pampacancha pit-shell Section 204440	14-164
Figure 14-62	Distribution of the copper mineralization in the Pampacancha pit-shell Section 204440	14-165
Figure 14-63	Distribution of the Zinc in the Pampacancha pit-shell. Section 204440	14-165
Figure 14-64	Distribution of iron in the Pampacancha pit-shell. Section 204440	14-166
Figure 14-65	Visual Validation - Section North 8396680	14-168
Figure 14-66	Easting Swath Plot Cu High Grade South Skarn	14-169
Figure 14-67	Northing Swath Plot Cu High Grade South Skarn	14-169
Figure 14-68	Elevation Swath Plot Cu High Grade South Skarn	14-170
Figure 14-69	Easting Swath Plot Cu High Grade North Skarn	14-170
Figure 14-70	Northing Swath Plot Cu High Grade North Skarn	14-171
Figure 14-71	Elevation Swath Plot Cu High Grade North Skarn	14-171
Figure 14-72	Resource Classification (plan view 4050)	14-173
Figure 14-73	Resource Classification (section EW 8397220)	14-173
Figure 14-74	3D View of Resource Pit Shell, Looking North West	14-174
Figure 15-1	Constancia Pit Slope Sectors	15-181
Figure 15-2	Pampacancha Pit Slope Sectors	15-182
Figure 15-3	Constancia Whittle Results	15-183
Figure 15-4	Pampacancha Whittle Results	15-184
Figure 15-5	Constancia Ultimate Pit Design	15-185
Figure 15-6	Pampacancha Ultimate Pit Design	15-185
Figure 16-1	General Site Layout	16-188
Figure 16-2	Constancia and Pampacancha Ultimate Pit Design	16-189
Figure 16-3	Constancia Pit slope sectors (Golder, 2014)	16-190
Figure 16-4	Pampacancha Pit Slope Sectors (ITASCA, 2013)	16-191
Figure 16-5	Pit By Pit Graph - Constancia	16-192

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Constancia mine Form 43-101F1 Technical Report

Figure 16-6	Constancia Phase Design, Section View EW	16-192
Figure 16-7	Pit By Pit Graph - Pampacancha	16-193
Figure 16-8	Pampacancha Phase Design, Section View NS	16-193
Figure 16-9	Constancia Pit Phase I (Grid 500m x 500m)	16-194
Figure 16-10	Constancia Pit Phase II (Grid 500m x 500m)	16-195
Figure 16-11	Constancia Pit Phase III (Grid 500m x 500m)	16-195
Figure 16-12	Constancia Pit Phase IV (Grid 500m x 500m)	16-196
Figure 16-13	Constancia Pit Phase V (Grid 500m x 500m)	16-197
Figure 16-14	Constancia Pit Phase VI (Grid 500m x 500m)	16-197
Figure 16-15	Pampacancha Pit Phase I (Grid 500m x 500m)	16-198
Figure 16-16	Pampacancha Pit Phase II (Grid 500m x 500m)	16-199
Figure 16-17	Destination Flowsheet	16-203
Figure 16-18	Mine Plan 2016-2017	16-204
Figure 16-19	Mine Plan 2018-2019	16-205
Figure 16-20	Mine Plan 2020-2021	16-205
Figure 16-21	Mine Plan 2022 - 2023	16-205
Figure 16-22	Mine Plan 2024-2025	16-206
Figure 16-23	Mine plan 2026 - 2027	16-206
Figure 16-24	Mine plan 2028 - 2029	16-206
Figure 16-25	Mine plan 2030 - 2031	16-207
Figure 16-26	Mine plan 2032 - 2033	16-207
Figure 16-27	Mine plan 2034 - 2035	16-207
Figure 16-28	Total Movement by year	16-209
Figure 16-29	Total Movement tonnes by phases	16-209
Figure 16-30	Ore Milled by year	16-209
Figure 16-31	Ore Milled % by Ore type	16-210
Figure 16-32	Ore Milled tonnes by phases	16-210
Figure 16-33	Total Copper Production (2H 2016 – 2035) in Concentrate	16-213
Figure 16-34	Waste Rock Facility	16-214
Figure 16-35	Location of Ore Stockpiles	16-215
Figure 16-36	TMF - Constancia	16-216
Figure 16-37	Trucks Profile	16-218
Figure 16-38	Truck Speed by gradient	16-220
Figure 16-39	Constancia pit slope sectors (KP, 2013)	16-221
Figure 16-40	Constancia Pit slope sectors (Golder, 2014)	16-222
Figure 16-41	Constancia Pit slope sectors (Anddes, 2016)	16-223

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Constancia mine Form 43-101F1 Technical Report

Figure 16-42	Pampacancha pit slope sectors (Itasca, 2013)	16-224
Figure 16-43	Predicted hydraulic conductivities in Constancia and Pampacancha Pits	16-225
Figure 17-1	Site Layout	17-227
Figure 17-2	3D View of the concentrator	17-229
Figure 17-3	Constancia Process Flowsheet	17-230
Figure 17-4	Processing Plan Layout	17-231
Figure 17-5	Primary Crusher Isometric View	17-233
Figure 17-6	Coarse Ore Stockpile Isometric View	17-234
Figure 17-7	Grinding Circuit Isometric View	17-235
Figure 17-8	Cu-Mo Flotation Circuit Isometric View	17-236
Figure 17-9	Cu-Mo separation circuit isometric view	17-238
Figure 17-10	Cu concentrate thickening and filtration area isometric view	17-239
Figure 17-11	LOM Copper Concentrate Production.	17-240
Figure 18-1	Overall Site Layout	18-244
Figure 18-2	Historical power consumption	18-248
Figure 18-3	Road Map	18-250
Figure 18-4	Matarani Port (Aerial View)	18-251

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Constancia mine Form 43-101F1 Technical Report

1	SUMMARY

This Technical Report has been prepared for HudBay Minerals Inc. (“Hudbay”) to support the public disclosure of Mineral Resources and Mineral Reserves at Constancia Mine as of June 30, 2016. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Hudbay is an integrated Canadian mining company with assets in North and South America, principally focused on the discovery, production, and marketing of base metals and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength.

Hudbay’s operations at Constancia include the Constancia and Pampacancha pits, an ore processing plant, a Waste Rock Facility, a Tailings Management Facility and other ancillary facilities that support the operations.

As of the date of this report, the Constancia mine is in steady state production. The pre-stripping started in March 2014 and the concentrator ramp-up started in December 2014. Commercial production was achieved as of April 30, 2015 and the operations continue in alignment with management’s expectations in terms of ore, grade, recovery and cost.

The Qualified Person (the “QP”) who supervised the preparation of this Technical Report is Cashel Meagher, P.Geo., Senior Vice President and Chief Operating Officer of Hudbay.

1.1	PROPERTY DESCRIPTION AND LOCATION

The Constancia mine is located approximately 600km southeast of Lima in the south-eastern Andes of Peru, in the Chamaca, Livitaca and Velille districts, province of Chumbivilcas, department of Cusco, at approximately longitude 71°47´ and latitude 14°27´ south.

Hudbay owns an indirect 100% interest in the property, which consists of 36 metallic mining concessions, all of them duly granted by the Peruvian State and recorded in the name of HudBay Peru S.A.C. (“Hudbay Peru”), a wholly-owned subsidiary of Hudbay. Figure 1-1, shows the location of Constancia.

Figure 1-1 Constancia Mine Location

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Constancia mine Form 43-101F1 Technical Report

The Constancia mine is accessible from Lima by air, via either Arequipa or Cusco, and then by vehicle over paved and gravel roads. The routes with approximate distances and driving times are shown in Table 1-1.

Table 1-1 Approximate Distances and Driving Times to Constancia

From	Leg	Distance (km)	Time (hours)
Arequipa	Canahuasi	80	1.25
	Imata	63	0.75
	Yauri/Espinar	103	2.50
	Uchucarcco turnoff	68	2.00
	Project Site	20	0.50
	Total	334	7.00
Cusco	Sicuani (paved road)	140	2.00
	El Descanso	40	1.00
	Yauri/Espinar	45	0.75
	Uchucarcco turnoff	68	2.00
	Project Site	20	0.50
	Total	313	6.25

The Constancia mine is located approximately 80km from Yauri by road. Power for the Constancia mine is supplied from the new 220kV transmission line from Tintaya to Constancia that was built for and is owned by Hudbay, which is operated and maintained by a third party operator.

1.2	GEOLOGICAL SETTING AND MINERALIZATION

CONSTANCIA

The Constancia deposit is a porphyry copper-molybdenum system which includes copper-bearing skarn mineralisation. Multiple phases of monzonite and monzonite porphyry have intruded a sequence of sandstones, mudstones and micritic limestone of Cretaceous age.

The majority of the mineralisation is associated with potassic alteration and quartz veining, occurring as chalcopyrite-(bornite)-molybdenite-pyrite mineralisation in “A” and “B” type veinlets, and replacing ferromagnesian minerals or filling fractures. Copper grades individually vary from 0.2% up 4.0% and are highest where fracture-filling style copper mineralisation is superimposed on earlier disseminated copper mineralisation. The higher-grade hypogene copper mineralisation is hosted by a dense A-veinlet stockwork developed in an early porphyry phase. The pyrite/chalcopyrite ratio is typically low, being in the order of 1:1 to 2:1. Molybdenite commonly increases with depth, related to “B” veinlets. Bornite occurs sporadically especially at deeper levels, sometimes associated with some gold values.

Propylitic alteration is transitional to the potassic alteration and extends more than one kilometer from the porphyry intrusive contacts. The propylitic alteration mineral assemblage includes epidote-chlorite-calcite- pyrite-rhodochrosite. Subordinate chalcopyrite is also present, filling fractures or replacing mafic minerals. Sphalerite-galena veinlets and veins are distributed as a halo to the copper-molybdenum mineralisation within the propylitic alteration halo, occurring at distances of up to 3 km away from the porphyry copper system.

Phyllic alteration forms a pervasive carapace surrounding and sometimes overprinting potassic alteration. The phyllic alteration accompanies almost complete destruction of primary rock textures; the mineral assemblage includes sericite-quartz-pyrite, limited amounts of chalcopyrite and associated occasional “D” veins and veinlets.

At the contact between intrusions and limestones, a magnetite garnet skarn develops, while a pyroxene–diopside (garnet–epidote) association is more common in calcareous sandstones and arkoses of the Chilloroya formation. Skarn mineralisation is volumetrically much smaller, but grades are normally higher.

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Constancia mine Form 43-101F1 Technical Report

Structural deformation has played a significant role in preparing and localising the hydrothermal alteration and copper-molybdenum-silver-gold mineralisation, including skarn formation. Major inter and post mineral fracture systems in the deposit area strike northeast and include the Barite fault system. This is represented by a number of nearly parallel vein-faults carrying base metal sulphides and barite which have been exploited by artisanal workings throughout the property. A second important system strikes north-south. It appears to be more recent than the Barite system and controls part of the San José Pit mineralisation and most of the silicified breccias (sometimes mineralised) in the system. This is the same direction as that of the post-mineral dykes and may have originated as tension gashes in the Barite direction.

PAMPACANCHA

The Pampacancha deposit is a porphyry Cu-Mo-Au related Skarn system. Oligocene unmineralised basement diorite is intruded by the diorite porphyry cited as the source for skarn mineralization. This in turn is cut by intra-mineral monzonite intrusions which provide minor local increases in Cu-Au and also locally stope out skarn Cu-Au mineralization which is most developed at the upper and lower margins of the limestone body. Pro-grade magnetite-chalcopyrite-pyrite skarn grades to marginal less well mineralised garnet and pyroxene skarn which are locally overprinted by epidote-bearing retrograde skarn. As Constancia area, Copper grades in Pampacancha individually vary from 0.2% up 4.0%.

Epithermal mineralization of the low sulphidation quartz-sulphide Au + Cu style accounts for common supergene enriched Au anomalies along with other features such as hydrothermal alteration and veins typical near porphyry locations.

1.3	EXPLORATION

Exploration activities and prospects are described below.

Surface mapping and sampling
From 2007 to 2011, 11,444 hectares were mapped in the Constancia project at several scales, including 1:1,000, 1:2,000 and 1:5,000. Of this, 8,905 hectares were mapped on Hudbay’s mining concessions, which represent 39% of Hudbay’s mining rights in the area. Additionally, 2,595 rock samples and 41 stream sediments samples were collected during this period.

Geophysics
An in-house interpretation of the geophysical data along with interpretation of available surface mapping and rock and stream sediment geochemistry helped identify several targets within the project area. The most important ones are the anomalies associated with the Pampacancha deposit, the chargeability-magnetic anomalies observed in the Chilloroya South prospect and the chargeability anomalies located in Uchuccarco, at 3.8 km northeast of the Constancia porphyry.

A Titan-24 DC-IP-MT survey was completed in July 2011 to the south of the Constancia deposit.

Exploration targets and drilling
Several targets have been identified in the Constancia area, including the Chilloroya South prospect.

Chilloroya South is located 5 km south of the Constancia porphyry. Evidence of porphyry-related Cu-Au-Mo mineralisation and Cu-Au and Au-only bearing skarns occur in an area of about 3.5 km by 3.5 km coincident with several composite chargeability and magnetic anomalies at depth. Five primary targets were identified and preliminarily drill-tested from June 2010 to January 2011 (totalling 12,029 metres distributed in 35 holes). In July 2011, a Titan-24 DC-IP-MT survey was completed for mapping the resistivity and chargeability of the subsurface to significant depths, assisting geological interpretations and identifying the target at depth.

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Constancia mine Form 43-101F1 Technical Report

1.4	DRILLING

Extensive drilling has been conducted at the Constancia mine and the Pampacancha deposit by several successive property owners. The most recent drilling was done by Hudbay, with prior drilling campaigns completed by Rio Tinto and Norsemont. Table 1-2 summarizes the drill holes used to estimate the current mineral resource estimate, with regional exploration holes excluded.

Table 1-2 Drilling Programs by Year (in meters drilled)

Company	PQ	HQ	NQ	RC	HOLES	TOTAL
Rio Tinto (2003-2004)		7,124	359		24	7,483
NOM 2005		9,799			41	9,799
NOM 2006		20,026	377		66	20,403
NOM 2007		23,863	5,197		77	29,060
NOM 2008	3,380	39,502	7,374	12,792	219	63,048
NOM 2009		4,487	113	409	33	5,009
NOM 2010		16,604	1,933	7,694	93	26,231
HB 2011		28,090	1,866	984	186	30,940
HB 2012		5,045	130	464	46	5,639
HB 2014 - 2015		4353			26	4,353
GRAND TOTAL	3,380	158,893	17,349	22,343	811	201,975

1.5	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Rio Tinto conducted its own internal Quality Control / Quality Assurance (QA/QC) program to independently evaluate the quality of the assays reported by ALS. Standards and blanks were systematically inserted in the sample stream.

The core from the Norsemont drilling programs from 2005 to 2010 were transported to SGS and ALS Laboratories in Lima, Peru for preparation and analysis. In total 70,276 drill cores and 6,607 RC samples were analyzed by ALS: ME-ICP61 (27 elements) and SGS: ICP40B (41 elements) with four acid digestions. Samples above detection limit were analysed by the Cu_AA62 method. A total of 1,278 drill core samples across the Constancia deposit were measured for specific gravity at ALS Chemex, Lima, Peru.

Norsemont conducted its own internal QA QC program to independently evaluate the quality of the assays reported by SGS and ALS. Duplicates, Standards and blanks were systematically inserted in the sample stream.

During the Hudbay 2011 drill programs, the samples were transported to the SGS laboratory in Lima, Peru for preparation and analysis. A total of 14,226 drill core samples were analysed for 41 elements by Inductively Coupled Plasma - Optical Emission Spectroscopy (ICP-OES) with HNO3-HClO4-HF-HCl digestion and HCl Leach. Samples above detection limit were analysed by Atomic Absorption Spectroscopy (AAS), while gold was analysed by Fire Assay with Atomic Absorption Spectroscopy.

During the Hudbay 2014 drill programs, the samples were transported to the SGS Constancia laboratory at the mine site for preparation. Once samples were pulverized, a 250 g subsample pulp was collected and air freighted to the SGS laboratory in Lima, Peru, for analysis. A total of 333 drill core samples were analysed for 41 elements by Inductively Coupled Plasma - Optical Emission Spectroscopy (ICP-OES) with HNO3-HClO4-HF-HCl digestion and HCl Leach. Samples above detection limit were analysed by Atomic Absorption Spectroscopy (AAS), while gold was analysed by Fire Assay with Atomic Absorption Spectroscopy.

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Constancia mine Form 43-101F1 Technical Report

During the Hudbay 2015 drill programs the samples were transported to the SGS Constancia laboratory at the mine site for preparation and analysis. A total of 1,034 drill core samples were analysed by AAS, multi-acid digestion while gold was analysed by Fire Assay with Atomic Absorption Spectroscopy.

As part of Hudbay’s QA/QC program, QA/QC samples were systematically introduced in the sample stream to assess adequate sub-sampling procedures, potential cross-contamination, precision, and accuracy.

1.6	MINERAL PROCESSING AND METALLURGICAL TESTING

The ores that are currently being processed in the concentrator were established in the Definitive Feasibility Study (DFS) and are Hypogene, Supergene, Skarn, Mixed and High Zinc. The metallurgical responses of these ores are acceptable in terms of treatment rate, recovery and molybdenum and copper concentrate grades. For example, the copper grade in the final concentrate is higher than 26%, with low levels of zinc, lead, iron, etc. The molybdenum concentrate produced is over 47% molybdenum with low contents of copper, lead, iron, etc. Metallurgical test work performed at laboratory and plant levels with Hypogene, Skarn, Supergene, High Zinc and Mixed ore from different polygons have enabled the operator to identify different reagents which show better performance according to each type of ore treated.

Pampacancha testwork is still at the prefeasibility level, so there are still several assumptions that have been made for Pampacancha ore recovery and throughput in the Constancia plant.

Table 1-3, shows copper recoveries according to the LOM 2016 – 2035. Copper recoveries for 2016 through 2018 include ramp up assumptions as the process is optimized and the oxide mineral content reduces to LOM levels.

Table 1-3 Copper Recovery

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Constancia mine Form 43-101F1 Technical Report

1.7	MINERAL RESOURCE ESTIMATES

CONSTANCIA
The Constancia mineral resource estimate is effective as of June 30th 2016. The initial mineral resource estimate for Constancia was completed by AMEC in 2012, on behalf of Hudbay, and published by Hudbay in a technical report dated October 15, 2012 and titled “National Instrument 43-101 Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” (the “2012 Technical Report”).

Additional work performed by Hudbay between 2012 and 2015 led to a mineral resource estimate update. Given the fact that the mineral resource estimate update did not constitute a material change, Hudbay has not filed an update to the 2012 Technical Report until now. However, the updated results were published in Hudbay’s Annual Information Form for the year ended December 31, 2015 (the “2015 AIF”).

After carrying out additional work in 2015, Hudbay completed a new mineral resource estimate for Constancia, with an effective date of June 30th 2016. This mineral resource estimate presents an update to the resource estimate included in the 2012 Technical Report.

Resource estimation for Constancia is based on integrated geological and assay interpretations of information recorded from diamond core logging and assaying and is comprised of following key steps: Exploratory Data Analysis, Modelling (Composites, Variography and Interpolation) and Validations. A total of 150,508 m (641 holes) have been drilled at the Constancia deposit.

The Constancia geological model is comprised of six lithology domains, six alteration types and five mineralization zones: leached, oxide, supergene, mixed and hypogene material. The mineralization model is based on sequential copper formulation and logging codes. Statistical analyses were performed by lithology and mineralization type zones and were used to develop estimation domains.

In terms of resources categorization, the drill hole spacing analysis results (based on kriging variance) indicate that, a drill spacing of 50 m by 50 m could be used to classify material as measured resources and drill spacing of 80 m by 80 m could be used to classify material as indicated resources.

Mineral resources above a 6.04 US$/tonne Net Smelter Return (NSR) cut-off are listed in Table 1-4. Mineral resources above a NSR cut-off grade of 6.04 US$/tonne have reasonable prospects for economic extraction under the following assumptions: a copper price of US$3.00/lb, a molybdenum price of US$11.00/lb, copper recovery of 90.5% (copper primary zone), molybdenum recovery of 55%, and processing cost of US$4.44/tonne milled and mining cost of US$1.35/tonne mined.

Table 1-4 Constancia Mineral Resources as of June 30th, 2016

Category	Tonnes	NSR Cut Off	Cu%	Ag g/t	Mo%	Au g/t
Measured	608,700,000	≥ $6.04	0.27	2.74	0.009	0.04
Indicated	399,300,000	≥ $6.04	0.19	2.09	0.005	0.03
Measured + Indicated	1,008,000,000	≥ $6.04	0.24	2.48	0.007	0.03

Inferred	138,200,000	≥ $6.04	0.17	1.71	0.004	0.02

•	Mineral resources that are not mineral reserves do not have demonstrated economic visibility. The above mineral resources include mineral reserves
•

Mineral resources are constrained within a computer generated pit using the Lerchs-Grossman algorithm. Metal prices of US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/troy oz silver and US$1260.00/troy oz gold. Metallurgical recoveries of 90.5% copper, 55% molybdenum, 72% silver and 60% gold were applied to sulfide material. Metallurgical recoveries of 88.4% copper, 55% molybdenum, 90% silver and 60% gold were applied to mixed and supergene material. A metallurgical recovery of 84% copper, 55% molybdenum, 52% silver and 60% gold for copper was applied to skarn and Hi Zinc material. NSR was calculated for every model block and is an estimate of recovered economic value of copper, molybdenum, silver and gold combined. Cut-off grades were set in terms of NSR based on current estimates of process recoveries, total process and G&A operating costs of US$6.04/ton.

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Constancia mine Form 43-101F1 Technical Report

PAMPACANCHA
The Pampacancha mineral resources estimate is effective as of June 30, 2016 and has been approved by the QP Cashel Meagher, P. Geo., Hudbay’s Senior Vice-President and Chief Operating Officer. The Pampacancha deposit was drilled by Norsemont starting in 2008 and later by Hudbay after 2010. The mineral resource estimate was developed by the Hudbay Geology Team, under the supervision of Robert Carter, Director – Technical Services.

The estimate was completed using Minesight® software in WGS84 coordinates.

A total of 140 holes (38,240 meters) were used in the resource calculation with 28 of those being derived from reverse circulation drilling and the remaining 112 from HQ diameter diamond drilling. All holes were drilled from surface by Geotec. Core recovery is near 100% for all holes.

The drilling results were used to enable the preparation of a 3D geological interpretation and estimation of mineral resources. The database for the drill hole data utilized was maintained in Access database files and was validated by Hudbay in order to identify possible errors and compatibility to the assay certificates. Hudbay determined that the Skarn unit hosts the majority of the copper.

Mineral resources above a 6.04 US$/tonne Net Smelter Return (NSR) cutoff are listed in Table 1-5. Mineral resources above a NSR cut-off grade of 6.04 US$/tonne have reasonable prospects for economic extraction under the following assumptions: a copper price of US$3.00/lb, a molybdenum price of US$11.00/lb, copper recovery of 90.5% (copper primary zone), molybdenum recovery of 55%, and processing cost of US$4.44/tonne milled and mining cost of US$1.35/tonne mined.

Table 1-5 Pampacancha Mineral Resources as of June 30th, 2016

Category	Tonnes	NSR Cut Off	Cu%	Ag g/t	Mo%	Au g/t
Measured	30,300,000	≥ $6.04	0.48	4.37	0.013	0.28
Indicated	35,400,000	≥ $6.04	0.33	3.42	0.013	0.22
Measured + Indicated	65,700,000	≥ $6.04	0.40	3.86	0.013	0.25

Inferred	191,000	≥ $6.04	0.14	3.23	0.009	0.19

•	Mineral resources that are not mineral reserves do not have demonstrated economic visibility. The above mineral resources include mineral reserves
•

Mineral resources are constrained within a computer generated pit using the Lerchs-Grossman algorithm. Metal prices of US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/troy oz silver and US$1260.00/troy oz gold. Metallurgical recoveries of 85% copper, 40% molybdenum, 70% silver, 70% gold, 41% lead and 30% zinc were applied to skarn material. NSR was calculated for every model block and is an estimate of recovered economic value of copper, molybdenum, silver and gold combined. Cut-off grades were set in terms of NSR based on current estimates of process recoveries, total process and G&A operating costs of US$6.04/ton.

1.8	MINERAL RESERVE ESTIMATES

The mineral reserve estimates for the Constancia operations are based on a long range mine plan which uses the block model compiled under Section 14, Mineral Resource Estimates, with economic value calculation per block (NSR in $/t) and mining, processing, and engineering detail parameters. Mineral reserve estimates for the Constancia and Pampacancha deposits, which are presented in this report, were prepared by Hudbay. The Qualified person who supervised the preparation of this Technical Report is Cashel Meagher, P.Geo, Hudbay’s Senior Vice-President and Chief Operating Officer.

A copper grade equivalent optimization (Cu-eq.) model is simpler to implement than a NSR model but is not able to adequately represent the many variables used in the calculation of revenues as a NSR model can. Hudbay has therefore decided to use an NSR optimization model despite its additional complexity.

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Constancia mine Form 43-101F1 Technical Report

The block models used for mineral reserve estimation keep as a base the original block models from mineral resource estimation (described in Section 14) and re-block the Selective Mining Unit (SMU) (i.e., the Constancia and Pampacancha Resource model (SMU) of 10x10x15 meters was taken and then re-blocking changes were made to make it 20x20x15 meters).

Mine Design and Reserve Estimation for the Constancia and Pampacancha pits used the NSR block models which consist of the NSR value calculation for each block in the block models, taking into account the Cu, Mo, Ag, and Au grades, mill recoveries, contained metal in concentrate, deductions and payable metal values, metal prices, freight costs, smelting and refining charges and royalty charges. All of these parameters were applied to the block model (re-blocked resource models) to form the basis of the reserve estimate. Table 1-6 show the metal prices used in estimation.

Table 1-6 Metal Prices

Revenue	Units	Constancia & Pampacancha
Metal Price
Copper	$/lb	3.00
Molybdenum	$/lb	11.00
Silver	$/oz	18.00
Gold	$/oz	1,260.00

Proven and Probable Reserves have continued to grow at the Constancia mine to 598 million tonnes at a copper equivalent grade of 0.40% that support a 20 year life of mine (“LOM”). The mine plan is such that the process plant is operating to the capacity of the Grinding circuit throughout the LOM. The plant processes 31Mtpy (90,000 tpd at 94% availability) with a mining rate of 70Mtpy (ore plus waste). Table 1-7 shows Constancia and Pampacancha Mineral Reserves as of June 30th, 2016.

Table 1-7 Constancia and Pampacancha Mineral Reserves as of June 30th, 2016

	Category	Mt	Cu(%)	Mo (g/t)	Ag (g/t)	Au (g/t)
Constancia	Proven	442.3	0.30	99	2.99	0.037
	Probable	109.4	0.23	64	2.66	0.035
	Total2P	551.7	0.29	92	2.93	0.037

Pampacancha	Proven	22.8	0.53	149	4.44	0.299
	Probable	20.2	0.44	164	3.85	0.250
	Total2P	43.0	0.49	156	4.17	0.276

Stockpile	Proven	3.5	0.50	115	4.53	0.075

	Proven	468.6	0.32	101	3.08	0.050
	Probable	129.6	0.26	80	2.85	0.068
Total		598.2	0.30	97	3.03	0.054

1.

The mineral reserve estimates for the Constancia operations are based in a long range mine plan (LOM) with economic value calculation per block (NSR in $/t), mining, processing, and detailed engineering parameters.

2.

The Constancia reserve pits (Constancia and Pampacancha) consist of operational pits of Proven and Probable reserves and are based on the following Long-term metal prices: copper US$3.00 per pound, molybdenum US$11.00 per pound, silver US$18.00 per ounce and gold US$1260 per ounce; metallurgical revering applied by ore type (between 84.4% to 90.5%); and processing cost of US$4.44 per tonne, G&A costs of US$1.60 per tonne and mining costs of US$1.30 and US$1.35 per tonne (Waste and ore respectively).

A comparison of the updated Mineral Reserve estimate with the previously reported estimate, as reported in Hudbay´s 2015 AIF was carried out using the face position as of December 31, 2015. As shown in Table 1-8 below, the revised Reserve estimate shows a change in the Mineral Reserves to 611 Mt at 0.31% Cu resulting in an extra 37 kt of contained Cu. This is an increase of 2% of the contained copper and makes little difference in the operation.

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Constancia mine Form 43-101F1 Technical Report

Table 1-8 Comparison Pit Reserves as at December 31, 2015

The Mineral Reserves are supported by the current reserves reconciliation that Hudbay has carried out. Table 1-9 shows F1 reconciliation of Ore (Long Term Plan model vs Short Term Plan model that include Polygons) from January 1st, 2015 to June 30th, 2016.

Table 1-9 Reconciliation as of June 30th, 2016

F1 Reconciliation (2015 – 2016 Q2)	Ore, Mt	Ore, Cu (%)	Metal Contained, Kt
LTP Model	42.3	0.54	229,723
STP (Pol)	41.2	0.64	262,768
F1	97%	117%	114%

The current operational mine to mill reconciliation process indicates a bias of slightly lower grade in reserve than resulting assayed mill feed. This bias should continue to be monitored, if it persists incorporation into future mine plans should be evaluated.

1.9	MINING METHODS

The Constancia mine is a traditional open pit mining operation using conventional truck and shovel operations. The Constancia ultimate pit design will measure approximately 1.8 km east to west, 1.6 km north to south, and have a maximum depth of approximately 660 m. The Pampacancha ultimate pit design will measure approximately 0.6 km east to west, 1 km north to south, and have a maximum depth of approximately 300 m. A primary waste rock facility (WRF), which is located to the south and east of the Constancia pit, is intended to be used for both deposits.

The processing facility is located approximately 1 km to west of the Constancia Pit. A non-acid generating (NAG) stockpile for waste material is located at the south side of the Constancia pit while the tailings management facility (TMF) is located 3.5 km to the southwest of the Constancia pit.

Mine Phases
Final pit limit designs have been created for Constancia and Pampacancha based on the selected pit shells from the pit optimization. Six pit stages were developed for Constancia and two pit stages were developed for the Pampacancha Pit. The minimum mining width for each phase is 60 meters which allows for operation of a shovel, trucks (in two lines) and a drill.

In addition to the parameters shown in the previous sections, haul roads have been designed at a 10% grade and at a 32m width for double lane haul roads and a 24m width for single lane haul roads for both the Constancia and Pampacancha Pits.

The following Figure 1- 2 shows the ultimate pits for Constancia and Pampacancha.

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Constancia mine Form 43-101F1 Technical Report

Figure 1-2 Constancia and Pampacancha ultimate pit design

Six mining phases define the extraction sequence for the Constancia Deposit and two mining phases for the Pampacancha Deposit. The phase development strategy consists of extracting the highest metal grades along with minimum strip ratios during the initial years to maximize the economic benefits of the ore-body, while enabling smooth transitions in waste stripping throughout the life of the mine to ensure enough ore exposure for mill feed.

Figures 1-3 and 1-4 show the phases for Constancia and Pampacancha.

Figure 1-3 Constancia phase design, section view EW

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Constancia mine Form 43-101F1 Technical Report

Figure 1-4 Pampacancha phase design, section view NS

Total in situ ore reserves in the final pit as of June 30th 2016 are estimated to be 594.7 million tonnes and 666.0 million tonnes of waste material. Approximately 3.5 million tonnes of medium and low grade oxide has been stocked in temporary ore stockpiles. At the end of the mine life the stockpiles will be reclaimed and processed. Table 1-10 shows a breakdown of the Mineral Reserve estimates by Phases.

Table 1-10 Constancia and Pampacancha breakdown by Phases as of June 30th, 2016.

PIT	Phases	Ore, Mt	Cu%	Mo%	Au ppm	Ag ppm	Waste, Mt
	I	41.2	0.43	0.014	0.035	3.44	9.8
	II	97.8	0.35	0.011	0.035	3.51	67.9
	III	4.9	0.41	0.007	0.077	3.74	2.5
Constancia	IV	149.0	0.28	0.010	0.038	3.16	135.2
	V	135.1	0.26	0.008	0.034	2.76	203.1
	VI	123.7	0.23	0.006	0.040	2.20	171.2
	Sub Total	551.7	0.29	0.009	0.037	2.93	589.7

	Phase PC01	22.5	0.55	0.021	0.290	4.09	37.0
Pampacancha	Phase PC02	20.5	0.42	0.010	0.260	4.25	39.3
	Sub Total	43.0	0.49	0.016	0.276	4.17	76.3

Sub Total from PIT		594.7	0.30	0.010	0.054	3.02	666.0

Stockpiles	Stock 1-4	3.5	0.50	0.011	0.075	4.53

TOTAL		598.2	0.30	0.010	0.054	3.03	666.0

Mine Production Schedule
The operating and scheduling criteria used to develop the mining sequence plans are summarized in Table 1-11 below.

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Constancia mine Form 43-101F1 Technical Report

Table 1-11 Mine Production Schedule Criteria

Annual Moved Production Base Rate	71.0 Mtonnes
Annual Ore Production Base Rate	30.8 Mtonnes
Daily Ore Production Base Rate	90,000 tonnes
Process Plant yearly availability	94%
Operating Hours per Shift	12
Operating Shifts per Day	2
Operating Days per Week	7
Scheduled Operating Days per Year	365
Number of Mine Crews	3

Pit and mine maintenance operations are being scheduled around the clock. Allowances for down time and weather delays have been included in the mine equipment and manpower estimations.

An elevated cut-off grade strategy is implemented to bring forward the higher grade ore from the pit to the early part of the ore production schedule. Delivering higher grade ore to the mill in the early years will improve the net present value and internal rate of return of the project. Priority plant feed consists of higher grade material (Cu grade above 0.20%) . The medium and low grade material (Cu grade between 0.14% and 0.20%) is processed as needed and will otherwise be sent to long term ore stockpiles to be reclaimed at the end of mine life.

The analysis determined a minimum production stripping requirement of approximately 40 million tonnes of waste and 31 million tonnes of ore per year. Approximately 34 million tonnes of ore will also be mined and stockpiled during this period and will be reclaimed when needed for plant feed requirements.

The mine production plan contains 666 Mt of waste and 598 Mt of ore (from pit and stockpiles), yielding a stripping ratio (Waste / Ore) of 1.2 to 1. An average yearly mining rate of 70 Mtpy is required to provide a nominal ore process feed rate of 31 Mtpy (90,000 tpd at 94% availability).

The ore production schedule for the operation shows two trends, from 2016 to 2021 Cu grade is 0.42% and from 2022 to 2035 Cu grade is 0.26%. The result is LOM average grades of 0.30% Cu, 0.010% Mo, 0.054 g/t Au and 3.03 g/t Ag for the 20 years of the life of the mine.

The priority to feed the plant consists of the opportunity to maximize the net present value based on NSR ($/t) by first sending the high value material (HG) and then the medium value material (MG). The low value material (LG) is fed as needed, is sent to Ore Stockpiles, or is sent to the waste rock facility (WRF). The estimated mine production schedule is summarized in Table 1-12.

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Constancia mine Form 43-101F1 Technical Report

Table 1-12 Constancia Operations Mine Plan as of June 30, 2016

Year	Pits / Zones	Moved, Mt	Mined, Mt	Waste, Mt	Ore Pit to Stocks, Mt	Ore Pit to MILL, Mt	Ore Stock to MILL,	Ore MILLED, Mt	Cu%	Mo%	Au ppm	Ag ppm	Fe%	Ratio CuOx	Ratio Zn/Cu	NSR, $/t
2016	Constancia	36.2	36.2	21.0	2.0	13.1		13.1	0.50	0.012	0.047	4.12	4%	6%	11%	27.8
	Stockpiles	2.4					2.4	2.4	0.47	0.012	0.066	4.20	6%	7%	32%	25.6
	SubTotal	38.6	36.2	21.0	2.0	13.1	2.4	15.5	0.50	0.012	0.049	4.14	4%	6%	14%	27.5
2017	Constancia	73.0	73.0	38.4	6.6	28.0		28.0	0.42	0.012	0.037	3.77	4%	7%	15%	23.2
	Stockpiles	2.9					2.9	2.9	0.32	0.009	0.051	4.01	5%	6%	43%	17.6
	SubTotal	75.9	73.0	38.4	6.6	28.0	2.9	30.9	0.41	0.011	0.038	3.80	4%	7%	17%	22.7
2018	Constancia	55.4	55.4	25.5	6.8	23.1		23.1	0.42	0.011	0.037	3.36	4%	7%	18%	23.2
	Pampacancha	17.9	17.9	13.7	1.7	2.5		2.5	0.40	0.006	0.213	3.51	17%	14%	15%	24.3
	Stockpiles	5.4					5.4	5.4	0.26	0.008	0.114	3.49	7%	8%	41%	16.5
	SubTotal	78.7	73.2	39.1	8.5	25.6	5.4	31.0	0.39	0.010	0.064	3.39	5%	8%	20%	22.1
2019	Constancia	28.1	28.1	13.2	1.5	13.5		13.5	0.40	0.010	0.043	3.76	4%	4%	22%	22.0
	Pampacancha	33.4	33.4	20.6	1.1	11.6		11.6	0.58	0.019	0.299	3.98	19%	9%	13%	36.8
	Stockpiles	5.7					5.7	5.7	0.27	0.008	0.043	3.57	5%	6%	51%	15.3
	SubTotal	67.2	61.5	33.8	2.6	25.1	5.7	30.9	0.44	0.013	0.140	3.81	10%	7%	21%	26.3
2020	Constancia	35.0	35.0	15.6	0.1	19.2		19.2	0.35	0.010	0.039	3.69	4%	5%	26%	19.4
	Pampacancha	34.1	34.1	21.3	1.1	11.7		11.7	0.48	0.022	0.252	3.87	20%	8%	18%	31.0
	SubTotal	69.0	69.0	36.9	1.2	31.0	0.0	31.0	0.40	0.015	0.120	3.75	10%	6%	22%	23.8
2021	Constancia	35.0	35.0	16.3	0.8	17.9		17.9	0.34	0.013	0.033	4.19	3%	6%	22%	19.5
	Pampacancha	33.8	33.8	20.7	0.3	12.8		12.8	0.54	0.009	0.315	4.88	18%	8%	17%	34.9
	Stockpiles	0.2					0.2	0.2	0.27	0.009	0.031	2.96	3%	5%	20%	15.8
	SubTotal	69.0	68.8	37.0	1.1	30.7	0.2	30.9	0.42	0.012	0.150	4.47	10%	7%	19%	25.9
2022	Constancia	65.6	65.6	34.5	3.5	27.6		27.6	0.28	0.012	0.029	3.02	3%	4%	26%	16.0
	Pampacancha	0.3	0.3	0.1		0.2		0.2	0.38	0.016	0.353	5.41	12%	6%	28%	28.8
	Stockpiles	3.1					3.1	3.1	0.16	0.007	0.025	2.77	3%	6%	28%	9.8
	SubTotal	69.0	65.9	34.5	3.5	27.8	3.1	30.9	0.27	0.011	0.030	3.01	3%	4%	26%	15.5
2023	Constancia	69.0	69.0	37.5	0.6	30.9		30.9	0.29	0.010	0.031	3.02	3%	2%	20%	16.6
	SubTotal	69.0	69.0	37.5	0.6	30.9	0.0	30.9	0.29	0.010	0.031	3.02	3%	2%	20%	16.6
2024	Constancia	69.0	69.0	37.9	0.1	30.9		30.9	0.28	0.011	0.041	3.64	3%	3%	26%	16.1
	SubTotal	69.0	69.0	37.9	0.1	30.9	0.0	31.0	0.28	0.011	0.041	3.64	3%	3%	26%	16.1
2025	Constancia	69.0	69.0	38.6	0.6	29.9		29.9	0.27	0.011	0.038	3.44	4%	3%	30%	15.6
	Stockpiles	1.0					1.0	1.0	0.24	0.008	0.027	2.67	3%	5%	21%	13.8
	SubTotal	70.0	69.0	38.6	0.6	29.9	1.0	30.9	0.26	0.011	0.037	3.42	4%	3%	30%	15.6
2026	Constancia	70.0	70.0	39.0	0.1	30.9		30.9	0.26	0.009	0.039	2.61	4%	2%	27%	14.9
	SubTotal	70.0	70.0	39.0	0.1	30.9	0.0	30.9	0.26	0.009	0.039	2.61	4%	2%	27%	14.9
2027	Constancia	70.0	70.0	39.2		30.9		30.9	0.28	0.010	0.033	2.49	3%	2%	18%	16.2
	Stockpiles	0.0					0.0	0.0	0.15	0.007	0.016	1.18	2%	10%	13%	8.7
	SubTotal	70.0	70.0	39.2	0.0	30.9	0.0	30.9	0.28	0.010	0.033	2.49	3%	2%	18%	16.2
2028	Constancia	66.0	66.0	40.7		25.3		25.3	0.27	0.010	0.035	2.86	3%	2%	25%	15.7
	Stockpiles	5.7					5.7	5.7	0.17	0.008	0.054	2.28	6%	5%	53%	10.4
	SubTotal	71.6	66.0	40.7	0.0	25.3	5.7	31.0	0.25	0.009	0.038	2.75	4%	3%	29%	14.7
2029	Constancia	66.0	66.0	37.4		28.6		28.6	0.27	0.009	0.034	3.40	4%	3%	29%	15.6
	Stockpiles	2.3					2.3	2.3	0.17	0.007	0.052	2.30	6%	4%	52%	10.3
	SubTotal	68.3	66.0	37.4	0.0	28.6	2.3	30.9	0.26	0.009	0.036	3.32	4%	3%	30%	15.2
2030	Constancia	70.0	70.0	39.1	0.0	30.9		30.9	0.24	0.008	0.030	2.43	4%	3%	27%	13.8
	SubTotal	70.0	70.0	39.1	0.0	30.9	0.0	30.9	0.24	0.008	0.030	2.43	4%	3%	27%	13.8
2031	Constancia	70.0	70.0	39.4		30.6		30.6	0.25	0.007	0.038	1.95	4%	2%	21%	14.0
	Stockpiles	0.3					0.3	0.3	0.16	0.007	0.041	2.21	5%	4%	45%	9.9
	SubTotal	70.3	70.0	39.4	0.0	30.6	0.3	30.9	0.25	0.007	0.038	1.95	4%	2%	21%	14.0
2032	Constancia	69.1	69.1	38.2		30.9		30.9	0.28	0.007	0.049	2.35	3%	2%	15%	16.0
	Stockpiles	0.0					0.0	0.0	0.19	0.009	0.092	2.66	9%	5%	77%	12.0
	SubTotal	69.1	69.1	38.2	0.0	30.9	0.0	31.0	0.28	0.007	0.049	2.35	3%	2%	15%	16.0
2033	Constancia	60.9	60.9	23.5	6.6	30.9		30.9	0.24	0.007	0.041	2.32	3%	2%	23%	13.9
	SubTotal	60.9	60.9	23.5	6.6	30.9	0.0	30.9	0.24	0.007	0.041	2.32	3%	2%	23%	13.9
2034	Constancia	41.9	41.9	10.4	0.7	30.9		30.9	0.23	0.006	0.036	2.29	3%	2%	17%	13.2
	SubTotal	41.9	41.9	10.4	0.7	30.9	0.0	30.9	0.23	0.006	0.036	2.29	3%	2%	17%	13.2
2035	Constancia	22.2	22.2	4.5		17.7		17.7	0.27	0.007	0.038	2.17	2%	2%	11%	15.4
	Stockpiles	8.7					8.7	8.7	0.16	0.005	0.039	1.95	4%	3%	40%	9.6
	SubTotal	30.9	22.2	4.5	0.0	17.7	8.7	26.5	0.23	0.006	0.038	2.10	3%	2%	18%	13.5
	TOTAL	1,299	1,261	666	34.2	560.5	37.7	598.2	0.30	0.010	0.054	3.03	5%	4%	22%	17.7

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Constancia mine Form 43-101F1 Technical Report

Waste Rock Facility (WRF)

The final design geometry for this facility incorporates the same slope profile as the original WRF: 20 m high benches with 1.4H: 1V (36°) of bench slopes and 32 m wide catch benches. The overall slope of the stockpile will be about 3.0H: 1V (18°). Initial capacity of WRF has been calculated at 710 Mt. Currently, the remaining capacity of the WRF is 581 Mt (306 Mm3 at 1.9 t/m3). The waste material balance is shown in Table 1-13.

Table 1-13 Constancia, Waste Material Balance

Waste	Mt
Total Waste, tonnes	666
Waste to TMF, tonnes	107
Waste to WRF, tonnes	559
WRF capacity, tonnes	581
Difference, tonnes	22

The Waste Rock Facility is shown in Figure 1- 5.

Figure 1-5 Waste Rock Facility

Ore Stockpiles
Constancia Operations includes four ore stockpiles; these are distributed by type and ore grades. Lift height of these stockpiles is 12 or 14 meters. The ore stockpile capacities are as follows:

•	Stockpile 01 : 600 Kt
•	Stockpile 02 : 500 Kt
•	Stockpile 03 : 600 Kt
•	Stockpile 04 : 7,000 Kt (considered expansion, current capacity is 3,000 Kt)

Tailings Management Facility (TMF)
The Tailings Management Facility (TMF) is an area, where mill tailings are placed behind waste rock containment buttresses, which are constructed throughout the life of the mine from mining operations and quarries. The TMF area is southwest of the mining facilities area. The design for the TMF includes ramps to access at the bottom and upper levels for the mining fleet (240 tonne trucks) and the small fleet (called HCW).

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Constancia mine Form 43-101F1 Technical Report

Since October 2015 the mining fleet has been used to send NAG rock fill material (D2) from Constancia Pit to the TMF area according to the construction plan. The TMF dam will switch from downstream construction to a modified centerline method starting from 4090 masl during 2017.

At the end of the impoundment life, the final dam crest elevations will be:

•

Tailings Dam equal to 4,186 Meters above sea level (masl): according to the previous dam elevation developed by Knight Piésold at 4,160 masl plus a dam height increase of 26 m, with 2 m of minimum freeboard according to a pre-feasibility study that was developed by Golder Associates.

•	A Saddle Dam equal to 4,182 masl: the height of the saddle dam will be 12 m, with 4 m of minimum freeboard.

The average dry density of deposited tailings for this expansion was considered to be 1.45 gr/cm3 and will be revaluated at the next level of study.

Mine Equipment
There are several different rock types at the Constancia Operations but for production estimations the weighted average of all rock types was used. Major loading and haulage equipment is equipped with electronic load monitors which will ensure maximum loading. All equipment production is reported in dry metric tonnes which is consistent with the reserve model. Moisture content is expected to range between 3.5 and 4.5 percent. 4.0 percent was used for haulage calculations.

Mine equipment requirements were developed based on the annual tonnage movements projected by the mine production schedule bench heights of 15 meters, operating two twelve hour shifts per day, 365 days per year, with manufacturer machine specifications and material characteristics specific to the deposit. The requirements also considered:

•	Production drilling.
•	Loading and hauling of sulfide ore to the primary crusher (located on the east side of the pit), to waste rock (WRF) and to tailings dam (TMF) areas.
•	Maintenance of mine haulage and access roads.
•	Maintenance of the waste rock facility (WRF) areas, ore stockpiles, tailing management facility (TMF) and berms, and regrading of slopes and final surfaces.

The mine production schedule is shown in Table 1-14.

Table 1-14 Mine Equipment 2016 – 2025

Year Month		2016 Jul–Dec	2017 Jan–Dec	2018 Jan–Dec	2019 Jan–Dec	2020 Jan–Dec	2021 Jan–Dec	2022 Jan–Dec	2023 Jan–Dec	2024 Jan–Dec	2025 Jan–Dec
MOVED	Mtonnes	38.6	75.9	78.7	67.2	69.0	69.0	69.0	69.0	69.0	70.0
Waste	Mtonnes	21.0	38.4	39.1	33.8	36.9	37.0	34.5	37.5	37.9	38.6
Ore	Mtonnes	15.2	34.6	34.1	27.7	32.2	31.8	31.3	31.5	31.0	30.5
Rehandle	Mtonnes	2.4	2.9	5.4	5.7	0.0	0.2	3.1	0.0	0.0	1.0
Shovels	#	3	3	3	3	3	3	3	3	3	3
Loaders	#	1	1	1	2	2	2	2	2	2	2
Trucks	#	22	22	22	22	25	27	23	23	23	24
Drills	#	2	3	3	3	3	3	3	3	3	3
Bulldozers	#	4	4	4	5	5	5	5	5	5	5
Whelldozers	#	2	2	3	3	3	3	3	3	3	3
Graders	#	2	2	2	3	3	3	3	3	3	3
Water trucks	#	1	1	1	2	2	2	2	2	2	2

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Constancia mine Form 43-101F1 Technical Report

Table 1-15 Mine Equipment 2026 – 2035

Year Month		2026 Jan–Dec	2027 Jan–Dec	2028 Jan–Dec	2029 Jan–Dec	2030 Jan–Dec	2031 Jan–Dec	2032 Jan–Dec	2033 Jan–Dec	2034 Jan–Dec	2035 Jan–Dec
MOVED	Mtonnes	70.0	70.0	71.6	68.3	70.0	70.3	69.1	60.9	41.9	30.9
Waste	Mtonnes	39.0	39.2	40.7	37.4	39.1	39.4	38.2	23.5	10.4	4.5
Ore	Mtonnes	30.9	30.9	25.3	28.6	30.9	30.6	30.9	37.4	31.5	17.7
Rehandle	Mtonnes	0.0	0.0	5.7	2.3	0.0	0.3	0.0	0.0	0.0	8.7
Shovels	#	3	3	3	3	3	3	3	3	2	2
Loaders	#	2	2	2	2	2	2	2	1	1	1
Trucks	#	24	25	25	26	26	27	27	27	25	14
Drills	#	3	3	3	3	3	3	3	3	2	1
Bulldozers	#	5	5	5	5	5	5	4	3	3	2
Whelldozers	#	3	3	3	3	3	3	3	2	2	1
Graders	#	3	3	3	3	3	3	3	2	2	2
Water trucks	#	2	2	2	2	2	2	2	2	2	1

1.10	RECOVERY METHODS

The Process Plant was designed, built and commissioned by Ausenco. Design criteria considered a throughput of 76,000 tpd with a physical availability of 91.3%. However, after a thorough review of the facility, the concentrator throughput rate was changed to 90,000 tpd at 94% of physical availability. The Constancia Process Plant consists of the following areas: crushing, stockpiling, milling, flotation (rougher and cleaner), regrind, thickening, filtration, tailings and the molybdenum process plant. Final products are copper and molybdenum concentrates which are sent via road from site to the port of Matarani for shipment to customers.

Power supply is provided by the south national energy system in highland sector (New Tintaya substation). Water for the process is provided by recirculation from the tailings management facility (TMF), process water from thickening, and dewatering wells from the mine (fresh water). In addition, the concentrator uses reagents for flotation of copper and molybdenum as well as grinding accessories, which are managed by planners and required for the operations.

For concentrator plant control, a DCS system is used for starting and stopping equipment, level monitoring, lubrication systems, flows, temperature, equipment protection alerts, among others. Furthermore, the plant has a Courier on-stream analysis system for grade reports in process stream including bulk flotation and the molybdenum plant.

1.11	PROJECT INFRASTRUCTURE

This section addresses the infrastructure facilities that support the current operation in the Constancia mine and process facilities. The infrastructure facilities include the waste rock facility, tailings management facility, water management, electric power supply and transmission, and improvements to the roads and the port.

Figure 1-6 provides an overall site layout showing the location of the various storage facilities relative to the Constancia and Pampacancha pits and the mill.

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Constancia mine Form 43-101F1 Technical Report

Figure 1-6 Overall Site Layout

TAILINGS MANAGEMENT FACILITY
The tailings management facility (TMF) has been developed behind an East to West aligned, zoned landfill and rockfill cross-valley embankment dam that is expected to be raised in stages over the life of the mine. The TMF has been designed to store 600 million tonnes (Mt) of tailings (derived from 620 Mt of ore). The tailings are expected to be impounded behind the south side of the embankment in a basin that contains two natural valleys running north to south that are separated by a central ridge. The TMF is located on the south side of the Chilloroya River and has a final design elevation of 4,186 masl. The TMF has two stages. The first stage is designed by KP (engineering detail) at the 4,160 level and the second stage is designed by Golder (prefeasibility study) that rises from 4,160 to 4,186 level without moving the previous footprint.

Tailings have been deposited from designated off-take points from a distribution pipeline located along the upstream crest of the embankment and around the perimeter of the facility, and it is delivered through drop-bar pipes running down the upstream face of the embankment and down the valley perimeter slopes into the TMF. The points of active deposition have been frequently rotated to form a thin-layered, drained, and well-consolidated beach that will slope away from the embankment towards the south side of the TMF basin. Initially, the surface pond was located against the embankment in the east valley, but it has been displaced progressively upward and to the south by the development of the tailings beach, such that within the first three years of operations the beach is expected to become well developed against the embankment. The surface pond will vary in size throughout the life of the mine depending on the season, precipitation, and operational requirements.

WASTE ROCK FACILITY, TOPSOIL AND PONDS
The Potentially Acid Generating and Non-Acid Generating Waste Rock Facilities (PAG & NAG WRF) are located in the Cunahuiri Valley east of the Constancia Pit and provide storage for 581 Mt (as of June 30th, 2016) of PAG and NAG waste based on the mine plan developed in July 2016. It receives mine waste material from the operation of the Constancia pit and additional material from the Pampacancha pit.

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Constancia mine Form 43-101F1 Technical Report

WATER MANAGEMENT
Hydrologic and hydraulic analyses, including a detailed process water balance, were completed to determine the frequencies and quantities of flows as well as the types of flow, location, and resulting sizes of the water management structures required to contain or convey them. From the site assessment of the water management within the mine site, the water was divided into categories of process water (water that is associated with the process will be used in the process operation and/or will be transferred throughout the mine site via pipelines) and non-process water (water that is not associated with process and typically consists of storm water runoff from areas within the mine site). The non-process water was further divided into contact water (potentially acid generating (PAG) runoff water and non-PAG runoff water) and non-contact water.

ELECTRIC POWER SUPPLY AND TRANSMISSION
Power supply for the Constancia Mine is brought from the new 220kV transmission line from Tintaya to Constancia that was built for and is owned by Hudbay with its operation and maintenance contracted out to a third party.

This transmission line is connected with the Constancia Electric Substation that transforms 220kV to 23 kV. The substation contains the switching area (220kV / 23kV) with its transmission line arrival cells, harmonic filters, power transformers, and an electrical control room.

ROADS
The primary road to the site consists of a 70km sealed road (National Route PE-3SG) from Yauri to the Livitaca turn-off and approximately 10 km of unsealed road (CU-764) from the Livitaca turn-off to site. These roads (and bridges) have been upgraded, as necessary, to meet the needs for construction and life of mine use.

PORT
Copper concentrate is shipped from the Constancia Mine via road (~460km) and arrives at the Matarani port in trucks. These trucks are equipped with a hydraulically operated covered-box hinged at the rear, the front of which can be lifted to allow the concentrate to be deposited in the concentrate shed assigned to Hudbay by TISUR, the port operator. Pier C has been assigned to Hudbay and has a 75 Kt capacity. A chute from the shed will feed a conveyor system in a tunnel below. This feed conveyor has a 1,000 metric tonnes per hour capacity. The same conveyor and ship loading equipment will be shared with other copper concentrate exporters.

1.12	MARKET STUDIES AND CONTRACTS

Constancia copper concentrate is a clean, medium grade concentrate containing small gold and silver by-product credits. It is a highly desirable feedstock for copper smelters in China which is the most geographically appropriate freight destination but is also suitable for processing by smelters in Europe, India and South America. Table 1-16 outlines an approximate analysis of the concentrate produced at the Constancia mine.

Constancia copper concentrate is sold directly to a variety of copper smelters in Asia, Europe and India as well as to internationally recognized trading companies. Between 85 and 90% of sales are made pursuant to longer-term frame contracts which typically reference annual benchmark agreements between major concentrate producers and smelters for the purposes of fixing key terms such as treatment and refining charges. The balance of projected annual concentrate production has not been committed for sale in order to provide flexibility in the event of potential fluctuations in annual production and will be sold into the spot market each year at then-current market terms.

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Constancia mine Form 43-101F1 Technical Report

Table 1-16 Copper Concentrate Composition

Metal	Unit	Average	Range
Cu	%	25.0	22.0 – 28.0
Ag	g/t	120	90 – 200
Au	g/t	1.5	0.8 – 3.0
Zn	%	3.0	1.5 – 4.5
Pb	%	0.7	0.5 to 2.0
As	%	0.1	0.05 - 0.15

Production at Constancia is subject to a precious metals streaming agreement with Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) consisting of 50% of payable gold and 100% of payable silver. Hudbay will receive cash payments equal to the lessor of the market price and US$400 per ounce for gold and $5.90 per ounce of silver, subject to a 1% annual escalation starting 3 years after the completion date in 2016. Under the terms of the stream, gold recovery for the purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

To ensure an adequate supply of goods and services for operations, standard contracts are in place as well as policies and procedures for procurement and contract administration.

1.13	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The Constancia Mine Environmental and Social Impact Assessment (ESIA) was approved by the Ministry of Energy and Mines (MINEM) in November 2010 and the first amendment to the ESIA (MOD I) was approved in August 2013, to increase the processing capacity and to match the Detailed Design Feasibility Study.

On April 2015, the second amendment to the ESIA (MOD II) was approved to increase reserves through the expansion of the Constancia Pit, inclusion of the Pampacancha deposit, and the waste rock facility (WRF) and the tailings management facility (TMF) expansion, among others.

Hudbay secured all necessary permits and authorizations on time to start construction activities and operation of the mine. A summary of these permits is detailed in Section 20.

Constancia’s closure plan was updated to incorporate recent studies and technological changes that will reduce costs and financial guarantees that Hudbay must provide annually to the Peruvian government. The updated plan was submitted in 2015 and approved by the MINEM in June of 2016. This document updated measures of closure and post-closure of the mine, according to MOD I and MOD II.

The environmental and social impacts have been assessed and appropriate mitigation measures have been implemented. The ESIA and amendments comply with national regulation and have adopted the Equator Principles and International Finance Corporation’s (IFC) Performance Standards. The Towards Sustainable Mining (TSM) standards of the Mining Association of Canada (MAC) are under implementation.

Hudbay has engaged an Independent Project Review Board (IPRB) to conduct periodical reviews of the major earth structures on the mine with regular visits to site, as well as for monitoring the progress of construction of the TMF. This activity was initiated during the construction stage and now continues during operation. Design reviews and site visits have been carried out at critical junctures throughout the course of construction and mine operations to observe the performance of the structure and development of subsequent raises to the dam and the impoundment.

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Constancia mine Form 43-101F1 Technical Report

The hydrogeological report (Golder 2013), which led to a more refined hydrogeological model and plant water balance, answered three principal questions related to the detailed design of the mine and plant water systems: (1) dismiss full connectivity between the pit dewatering area and reservoirs to the north of the pit; (2) determine the impact of slope stability on the pit wall design; (3) confirm availability of groundwater supply through life of the mine.

The Hudbay water management strategy includes the following aspects:

•	Zero water discharge to the environment from the plant, and PAG waste rock facility.
•	Discharge from the TMF supernatant from 2020 only during the rainy season.
•	Prioritization of water sources for the plant.
•	Water available for compensation purpose for base flow of Chilloroya users and downstream community users.

The Constancia environmental monitoring program is summarized in the March 2016 Environmental Monitoring Plan (PLA-AMB-04: Plan de Monitoreo Ambiental). This plan covers monitoring of air, noise and vibration, surface water quality and flow, surface lake/reservoir levels, groundwater levels and quality, domestic water consumption and quality, effluent monitoring, topsoil, soil and sediment, biological (flora and fauna) monitoring and hydrobiological and meteorological data collection. During the operation phase, Hudbay is maintaining a joint environmental monitoring committee with the communities that are directly and indirectly influenced by the mine.

From a biodiversity point of view, Hudbay is working on specific management plans for wetlands, flora and fauna. It has developed a Biodiversity Action Plan (BAP), as generally anticipated and described in the ESIA and as required in the MAC TSM protocol and IFC performance standard N° 6. The BAP considered the consolidation of commitments and efforts regarding biodiversity.

Hudbay is in the implementation process of an Integrated Management System in compliance with the International Organization for Standardization (ISO) 14001 standard and the OSHAS 18001 standard. The objective is to obtain the certification the first quarter of 2017.

Regarding social aspects, between February and April 2012 Hudbay reached agreements with the neighbouring communities of Uchuccarco and Chilloroya for land required for the Constancia mine. These agreements were validated in a meeting by support from two thirds of the community members and are discussed further below. Both of these agreements have been recorded in the public land registry. A compensation plan was also prepared for the 36 landholding families from the lchuni area of Chílloroya. As a result of the Resettlement Action Plan (RAP) implementation, prepared in compliance with national laws and international provisions and standards in resettlement matters and in particular the IFC Performance Standards, the resettlement process was successfully completed in 2016.

Specific social programs were designed for the mitigation and prevention of identified impacts. Generally, these programs addressed the following key topics: communication and consultation, participatory monitoring, infrastructure, social development, economic development, strategic development and claims and dispute resolution.

1.14	CAPITAL AND OPERATING COST

The LOM Sustaining CAPEX is estimated to be US$ 786M (excluding capitalized stripping) and Pampacancha project capex is estimated to be US$ 54M. All capex items are reported in real 2016$ USD.

The total includes capital required for Major Mining Equipment acquisition, Rebuild, and Major Repair. The cost also includes Site Infrastructure expansion (Tailings Management Facility, Waste Rock Facility and others) and Process Plant infrastructure.

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Constancia mine Form 43-101F1 Technical Report

The capital costs for Constancia are developed and revised on an annual basis as part of the budget cycle. The 2016 LOM capital plan is showed in Table 1-17.

Project capex associated with Pampacancha does not include purchasing surface rights but includes all other items.

Table 1-17 Sustaining CAPEX

Sustaining Capex		2017	2018	2019	2020	2021	2022-35	Total
Constancia
Equipment - Purchase	US$'000s	3,646	7,609		11,978	1,325	69,215	93,774
Equipment - Major Repair	US$'000s	18,168	12,567	15,000	11,864	15,000	203,047	275,645
HCW - Tailings Dam	US$'000s	54,144	3,260	23,109	23,307	25,230	211,244	340,293
HCW - Waste rock facility	US$'000s	3,160	3,036	2,845	2,698	432	6,196	18,367
Mining - Other	US$'000s	19,100	7,094	1,000	1,000	1,000	11,000	40,193
Plant - Tailings pipeline	US$'000s	4,450				4,746	8,627	17,823
Total (Before Capitalized Stripping)	US$'000s	102,668	33,566	41,954	50,846	47,733	509,329	786,096
Total (After Capitalized Stripping)	US$'000s	120,651	50,908	47,423	65,570	60,756	746,758	1,092,066

Pampacancha Project Capex		2017	2018	2019	2020	2021	2022-35	Total
Equipment - Purchase	US$'000s		5,084	11,681				16,765
HCW - General & other	US$'000s	10,829	4,766	1,000	1,000	1,000		18,595
Mining - Other	US$'000s	90						90
Plant - Pebble crusher	US$'000s		18,915					18,915
Total Pampacancha	US$'000s	10,919	28,765	12,681	1,000	1,000	-	54,364

Total Sustaining & Project Capex (Before Capitalized Stripping)	US$'000s	113,587	62,331	54,635	51,846	48,733	509,329	840,460
Total Sustaining & Project Capex (After Capitalized Stripping)	US$'000s	131,570	79,673	60,104	66,570	61,756	746,758	1,146,430

The operating costs at Constancia are developed annually as part of the site budget process. All operating costs are reported in real 2016$ USD.

The operating costs are divided in three centers of importance: mine, process plant and G&A The LOM operating costs are shown in Table 1-18.

Table 1-18 Operating Costs - OPEX

Operating Costs		2017	2018	2019	2020	2021	2022-35	LOM
Unit Costs
Mining	(US$/tonne Milled)	2.89	2.85	2.66	2.78	2.96	2.71	2.74
Milling	(US$/tonne Milled)	4.06	4.00	4.01	4.01	4.01	4.03	4.03
G&A	(US$/tonne Milled)	1.48	1.24	1.24	1.24	1.24	1.08	1.14
Total Operating Costs (Before Capitalized Stripping)	(US$/tonne Milled)	8.43	8.09	7.92	8.03	8.22	7.82	7.91
Total Operating Costs (After Capitalized Stripping)	(US$/tonne Milled)	7.84	7.53	7.74	7.55	7.80	7.27	7.39

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Constancia mine Form 43-101F1 Technical Report

1.15	ECONOMIC ANALYSIS

Pursuant to NI 43-101, producing issuers may exclude the information required for Section 22 Economic Analysis on properties in production, unless the technical report includes a material expansion of current production.

As Hudbay is a producing issuer, it has excluded information required by Item 22 of Form 43-101F1 as the Pampacancha expansion does not represent a material expansion of current production at the Constancia mine.

1.16	CONCLUSIONS AND RECOMMENDATIONS

The Constancia mine has been in continuous operation since declaring commercial production on April 30, 2015. This low grade copper and molybdenum porphyry mine has continually improved operating metrics to a level supporting the projected throughput and forecasted results as outlined in this report with a processing plant capable of 90,000 tpd producing both copper and molybdenum saleable concentrates.

The resource and reserves stated for the two pit shells Constancia and Pampacancha are compliant to industry best practices as outlined in Canadian institute of Mining, Metallurgy and Petroleum Definition Standards for mineral Resources and Mineral Reserves (May 2014).

There do not appear to be obvious high ranking near mine exploration opportunities. The Pampacancha satellite deposit provides higher copper equivalent mill feed and should be pursued early in mine life for favorable economics.

The current operational mine to mill reconciliation process indicates a bias of slightly lower grade in reserve than resulting assayed mill feed. This bias should continue to be monitored, if it persists incorporation into future mine plans should be evaluated.

This report relies on previously disclosed metallurgical testing from the 2012 technical report. A geometallurgical study is recommended that would correlate material type with mill performance for predictability and identification of optimizing opportunities in blending and or plant /reagent modification.

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Constancia mine Form 43-101F1 Technical Report

2	INTRODUCTION

This Technical Report has been prepared for Hudbay to support the public disclosure of Mineral Resources and Mineral Reserves at Constancia Mine as of June 30, 2016.

Hudbay is an integrated Canadian mining company with assets in North and South America principally focused on the discovery, production, and marketing of base metals and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength.

Hudbay’s operations at Constancia include the Constancia and Pampacancha pits, an ore process plant, a Waste Rock facility, a Tailings Management facility and other ancillary facilities that support the operations.

As of the date of this report, the Constancia mine is in steady production. The pre-stripping started in March 2014 and the concentrator ramp-up started in December 2014. Commercial production was achieved as of April, 2015 and the operations continue with management’s expectations in terms of ore, grade, recovery and cost.

2.1	QUALIFIED PERSON (QP) AND SITE VISIT

This Technical Report has been prepared in accordance with NI Form 43-101 F1. The QP who supervised the preparation of this Technical Report is Cashel Meagher, P.Geo., Senior Vice President and Chief Operating Officer of Hudbay.

Cashel Meagher is not independent of Hudbay, and this is not an independent technical report, but Hudbay is a “producing issuer” as defined in NI 43-101. As such, this technical report is not required to be prepared by or under the supervision of an independent QP.

Mr. Meagher has direct authority over the Constancia mine and was involved in early assessment of the project for Hudbay prior to its acquisition, during the construction and during the current operation. In his past role as Vice President South America Business Unit and in his current role, Mr. Meagher has made many visits and inspections to the site and has overseen the resource and reserve estimation process for the deposits. Mr. Meagher has acted as the Qualified Person for the Overall report. Prior to publication Mr. Meagher’s last site visit was in Sept 21, 2016.

2.2	SOURCE OF INFORMATION

Geology and Mineral Resources sources of information are: drilling log and sample data, blast hole sample data, in-pit geology mapping, as well as the relevant information from the previous Technical Report on the property prepared for Hudbay, entitled “National Instrument 43-101 Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru”, with an effective date of October 15, 2012, which is publicly available on the system for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com, maintained by the Canadian Securities Administrators.

Mineral Reserve sources of information are the Mineral Resources, actual production and monitoring data (since 2014), budget projections, as well as the relevant (current) information from the previous Technical Report on the property.

Metallurgy, processing, and economic sources of information are the actual operating data acquired since copper production commenced in 2014, operating budget estimates, as well as the relevant (current) information from the previous Technical Reports on the property.

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Constancia mine Form 43-101F1 Technical Report

All other relevant information has been gathered from the previous Technical Report on the property and where necessary updated with information and/or reports provided and translated by senior site personnel.

Multiple participants have worked on this report. Discussions were held with personnel from Hudbay Peru:

•	Eric Caba , Vice- President South America Business Unit
•	Javier Toro, Director – Technical Services
•	Sergio Gelcich, Director – Exploration
•	Carlos Castro, Director – Corporate affairs and social Responsibility
•	Hugo Granados, Manager – Process Plant
•	Carlos Ojeda, Manager – Technical Services
•	Julio Roncal, Manager – Environmental
•	John Cederberg, Manager – Administration and Logistic
•	Carlos Salazar, Manager – Exploration
•	Engels Trejo, Superintendent – Mine Geology

Table 2.1 lists the participants to this Technical Report under Cashel Meagher as QP:

Table 2-1 Technical Report Participants

Section	DESCRIPTION	Participants	Responsible
1	Summary	Eric Caba - Javier Toro	Cashel Meagher
2	Introduction	Eric Caba - Javier Toro	Cashel Meagher
3	Reliance on Other Experts	Eric Caba - Javier Toro	Cashel Meagher
4	Property Description and Location	Carlos Castro	Cashel Meagher
5	Accessibility, Climate, Local Resources Infrastructure and Physiography	Julio Roncal	Cashel Meagher
6	History	Carlos Ojeda	Cashel Meagher
7	Geological Setting and Mineralization	Sergio Gelcich – Carlos Salazar	Cashel Meagher
8	Deposit Types	Sergio Gelcich – Carlos Salazar	Cashel Meagher
9	Exploration	Sergio Gelcich – Carlos Salazar	Cashel Meagher
10	Drilling	Sergio Gelcich – Engels Trejo	Cashel Meagher
11	Sample Preparation Analyses and Security	Sergio Gelcich – Engels Trejo	Cashel Meagher
12	Data Verification	Sergio Gelcich – Engels Trejo	Cashel Meagher
13	Mineral Processing and Metallurgical Testing	Hugo Granados – Javier Toro	Cashel Meagher
14	Mineral Resource Estimates	Carlos Ojeda – Engels Trejo	Cashel Meagher
15	Mineral Reserve Estimates	Javier Toro – Carlos Ojeda	Cashel Meagher
16	Mining Methods	Javier Toro – Carlos Ojeda	Cashel Meagher
17	Recovery Methods	Eric Caba - Hugo Granados	Cashel Meagher
18	Project Infrastructure	Javier Toro – Carlos Ojeda	Cashel Meagher
19	Market Studies and Contracts	Eric Caba - John Cederberg	Cashel Meagher
20	Environmental Studies, Permitting, and Social or Community Impact	Carlos Castro - Julio Roncal	Cashel Meagher
21	Capital and Operating Costs	Javier Toro – Carlos Ojeda	Cashel Meagher
22	Economic Analysis	Eric Caba - Javier Toro	Cashel Meagher
23	Adjacent Properties	Carlos Ojeda	Cashel Meagher
24	Other Relevant Data and Information	Carlos Ojeda	Cashel Meagher
25	Interpretation and Conclusions	Eric Caba - Javier Toro	Cashel Meagher
26	Recommendation	Eric Caba - Javier Toro	Cashel Meagher
27	References	Javier Toro	Cashel Meagher

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Constancia mine Form 43-101F1 Technical Report

2.3	UNIT OF MEASURE ABBREVIATIONS USED IN REPORT

•	(%) - Percentage
•	(g/t) - Grams per tonne
•	(Mt) - Million tonnes
•	μg/m3 - Micrograms per cubic meter
•	Ha - Hectare
•	Km - Kilometers
•	kV - Kilovolts
•	kWh/m3 - Kilowatt – hours per cubic meter
•	kWh/t - Kilowatt per tonne
•	m - Meter
•	m3 - Cubic meter
•	m3/day - Cubic meter per day
•	m3/h - Cubic meter per hour
•	m3/year - Cubic meter per year
•	Mt/yr ore - Million tonnes per year of ore
•	Mtpa - Million tonnes per annum
•	MW - Megawatt
•	MW-h/y - Mega watt hours per year
•	MWhr - Mega watt hour
•	ppb - Parts per billion
•	Ppm - Parts per million
•	sq-km - Square kilometers
•	t - Tonne
•	t / m3 - Tonne per cubic meter
•	t/a - Tonnes per annum
•	t/BCM - Tonnes per billion cubic meters
•	t/Hole - Tonnes per hole
•	t/m3. - Tonnes per cubic meter
•	Tonne/Hr - Tonnes per hour
•	Tpd - Tonnes per day
•	US$/dmt - US dollars per dry metric tonne
•	US$/oz - US dollars per ounce
•	US$/wmt - Us dollars per wet metric tonne

2.4	ACRONYMS AND ABBREVIATIONS USED IN REPORT

•	(AAN) Andesite
•	(AAS) Atomic Absorption Spectroscopy
•	(AVRD) Absolute Value of the Relative Difference
•	(BAP) Biodiversity Action Plan
•	(CC-CR) Constancia Condemnation Drilling
•	(CG) Constancia Geotechnical Drilling
•	(CH) Constancia Hydrogeological Drilling
•	(CM) Constancia Metallurgical Drilling
•	(CO) Constancia Infill Drilling
•	(CR) Reverse Circulation
•	(CR) Reverse Circulation
•	(CRMs) Certified Reference Materials
•	(EIA) Environmental Impact Assessment
•	(FEED) Front End Engineering and Design
•	(GWI) Ground Water International Consulting Hydrogeologists
•	(HG) High Grade Material
•	(ICP-AES) Inductively Coupled Plasma – Atomic Emission Spectrometry
•	(IP) Induced Polarisation
•	(IRA) Inter-ramp Angle

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Constancia mine Form 43-101F1 Technical Report

•	(JV) Joint Venture
•	(LG) Low Grade Material
•	(LTEP) Long Term Equilibrium Prices
•	(LTEP) Long term equilibrium prices
•	(MCCs) Motor Control Center
•	(MG) Medium Grade Material
•	(MINEM) Peruvian Ministry of Energy and Mines
•	(MMP)Micro Monzonite Porphyry
•	(MP1) Monzonite Porphyry 1
•	(MP2) Monzonite Porphyry 2
•	(MR) Mining Royalty
•	(Mt) Million tonnes
•	(NAG) Non Acid Generating Material
•	(NI) National Instrument
•	(PAG WRF) Potentially Acid Generating Waste Rock Facility
•	(PAG) Potentially Acid Generating Material
•	(PFS) Pre-Feasibility Study
•	(PG) Pampacancha Geotechnical Drilling
•	(PO, PR) Pampacancha Exploration-Infill Drilling
•	(QC) The Quality Control
•	(QMP) Quartz Monzonite Porphyry
•	(RE) Relative Error
•	(RMR) Rock Mass Rating
•	(RQD) Rock Quality Designation
•	(SD-EIA) Semi detailed Environmental Impact Assessment
•	(SEIN) Peruvian National Interconnected Electric System
•	(SMT) Special Mining Tax
•	(SMU) Selective Mining Unit
•	(SO, SR) Chilloroya South Exploration
•	(SO, SR) Chilloroya South Exploration
•	(TMF) Tailings management facility
•	(UCS) Unconfined Compressive Strength
•	(UEA) Unidad Economica Administrativa
•	(UO) Uchuccarco Exploration
•	(WRF) Waste Rock Facility

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Constancia mine Form 43-101F1 Technical Report

3	RELIANCE ON OTHER EXPERTS

Hudbay has followed standard professional procedures in preparing the contents of this Technical Report. Data used in this report has been verified and the author has no reason to believe information has been withheld that would affect the conclusions made herein.

The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to Hudbay and the author at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report.

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Constancia mine Form 43-101F1 Technical Report

4	PROPERTY DESCRIPTION AND LOCATION

4.1	THE PROPERTY LOCATION

The Constancia Mine is located in the south-eastern Andes of Peru, in the Chamaca, Livitaca and Velille districts, province of Chumbivilcas, department of Cusco. The property is approximately 600 km southeast of Lima at elevations of 4000 to 4500 masl and 100 km south of the city of Cusco. Figure 4-1 shows the general Constancia mine location.

Road access to the property is from either Arequipa (7 hours by road) or Cusco (6.5 hours by road). Geographic coordinates at the centre of the property are longitude 71°47’ west and latitude 14°27’ south.

Figure 4-1 Constancia Mine Location

4.2	THE TYPE OF MINERAL

4.2.1	PERUVIAN MINING LAW

The General Mining Law of Peru defines and regulates different categories of mining activities, from sampling and prospecting to commercialization, exploration, exploitation, general labour, processing and mining transportation (concessions granted by the Peruvian state are only required to conduct the latter five activities). Mining concessions (which grant the rights to explore and exploit mineral deposits) are granted using UTM1 coordinates to define areas generally ranging from 100 ha to 1000 ha in size.

_______________________________________
1 Universal Transverse Mercator Coordinate System.

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Constancia mine Form 43-101F1 Technical Report

Mining concessions are irrevocable and perpetual, as long as the titleholder complies with two main mining obligations: (i) pay an annual validity fee (“Derecho de Vigencia”); and, (ii) achieve an annual minimum production level on the concessions.

The “Derecho Vigencia” is an annual maintenance fee of $3/ha (for metallic mineral concessions at general regimen) for each concession actually acquired, or for a pending application (petitorio), payable by June 30th of each year. Non-compliance with this obligation for two (2) consecutive years results in the cancellation of the respective mining concession.

Holders of mining concessions granted up to the 10th of October 2008, must sustain a minimum level of annual commercial production of greater than $100/ha in gross sales within six years of the grant of the concession (‘’Minimum Required Production’’). If the concession has not been put into production within that period, then the concession holder must make an additional payment in the form of a penalty of $6/ha for the seventh through eleventh year of the grant of the concession, rising to $20/ha thereafter. The concession holder shall be exempted from the penalty if the investment made during the previous year was 10 times the penalty. Following the same principle established for the Derecho de Vigencia, non-compliance with this obligation for two (2) consecutive years results in the cancellation of the respective mining concession.

Mining concessions granted after the 10th of October 2008, are subject to a new minimum production regime as amended by Legislative Decrees No. 1010 and 1054 and regulations enacted by Supreme Decree No. 54-2008-EM. Under this regime, the holder of a mining concession should achieve an annual minimum production of at least one (1) tax unit2 per hectare granted in the mining concession title, within a ten (10) year term following the year in which the respective mining concession title was granted. If such minimum production is not reached within the referred term, the holder of the concession shall pay penalties equivalent to 10% of the aforesaid tax unit per hectare per year. Regardless of the investments made in the concession, there are no exemptions from payment of these penalties.

The mining concession shall be cancelled if minimum production is not reached and the applicable penalties are not paid for two (2) consecutive years.

Furthermore, if the minimum production is not reached within a fifteen (15) year term following the granting of the concession title, the mining concession shall be cancelled by the mining authority, unless (i) a qualified force majeure event is evidenced to and approved by the mining authority, or, (ii) applicable penalties are paid and investments of at least ten (10) times the relevant penalties have been made; in which cases the concession may not be cancelled up to a maximum term of five (5) additional years. If minimum production is not reached within an overall twenty (20) year term following the granting of the concession title, the concession shall inevitably be cancelled.

Starting in 2019, the regime applicable to concessions granted after the 10th of October 2008, shall also apply to concessions granted before that date (which currently are subject to the old regime).

The holder of a mining concession is entitled to all the protection available to all holders of private property rights under the Peruvian Constitution, the Civil Code, and other applicable laws. A Peruvian mining concession is a property-related right; distinct and independent from the ownership of land on which it is located, even when both belong to the same person. The rights granted by a mining concession are defensible against third parties, are transferable and chargeable, and, in general, may be the subject of any transaction or contract.

_______________________________________
2 One UIT is equivalent to US$ 1,195.00 approximately.

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Constancia mine Form 43-101F1 Technical Report

To be enforceable, any and all transactions and contracts pertaining to a mining concession must be entered into a public deed and registered with the Public Mining Registry. The holder of a mining concession must develop and operate his/her concession in a progressive manner, in compliance with applicable safety and environmental regulations and with all necessary steps to avoid third-party damages. The concession holder must permit access to those mining authorities responsible for assessing that the concession holder is meeting all obligations established in the applicable regulation.

It is worth noting that all of the mining concessions involving the Constancia mine have been titled and have also been recorded with the Public Registries in the name of Hudbay Peru S.A.C. Likewise, all of the thirty-six Constancia mine concessions are currently in good standing and concession fees and applicable penalties have been paid for the calendar year 2016. Accordingly, all mining concessions are in good standing (i.e. the mining concessions are in full force and effect) as of 2016 and there are no foreseeable circumstances that could result in the mining concessions being cancelled by the Peruvian State.

4.2.2	CONSTANCIA AND PAMPACANCHA MINING CONCESSIONS

Figure 4-2 shows the Constancia and Pampacancha mineralised zones on the property in relation to the concession boundaries. Most of the known mineralisation is located in the following concessions: Katanga J, Katanga Q, Katanga K, Peta 7, Peta 6, Constancias 13 and Constancias 8. Hudbay Perú S.A.C. is the current registered titleholder of the Constancia and Pampacancha concessions which comprise 19,785.28 ha in thirty-six mineral concessions.

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Constancia mine Form 43-101F1 Technical Report

Figure 4-2 Constancia Mine Concession Boundaries

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Constancia mine Form 43-101F1 Technical Report

Thirteen mining concessions out of the thirty six comprising the Constancia mine have been included in an administrative economical unit (“Unidad Economica Administrativa” - UEA) called “Constancia”. Hudbay is currently modifying this UEA in order to include 7 more concessions.

UEAs are groups of two or more mining concessions of the same class and nature which allow the respective holder to work only in one or some of the concessions, instead of working simultaneously in all of those encompassing the UEA. However, the holder is obliged to obtain the minimum production levels corresponding to all the mining concessions comprising the UEA in those mining concessions which are exploited.

The UEA Constancia (code N° 01-00029-83-U) –called before Katanga Este was originally approved by Resolución Directoral No. 148/86-EM-DCM dated 1 September 1986 comprising only the “Katanga J” and “Katanga K” mining concessions. Through Resolución Jefatural N° 5404-2006-INACC/J issued on the 14th of December 2006, the remaining eleven mining concessions listed above were added, bringing a total of 13 claims (6785.2831 Ha.) to the UEA. On the 14th of December 2015, the name was changed to UEA Constancia.

Table 4-1 shows the names, codes, dates and areas of the concessions comprising the UEA Constancia. All the properties are located on the Livitaca (29-S) map sheet.

Table 4-1 Hudbay Concessions

Concession Name	Code	Concession Granted	Hectares
Peta 5	05006089X01	28-11-1989	934.5200
Katanga J	05004406X01	29-03-1990	400.0000
Katanga Q	05005529X01	09-05-1990	150.0100
Katanga K	05004407X01	16-07-1990	300.0000
Peta 6	05006090X01	29-10-1996	1000.0000
Santiago 4	010083495	23-12-1996	34.1624
Santiago 3	010083695	25-03-1997	700.5839
Santiago 5	010083295	30-04-1997	600.1226
Katanga V	010248497	31-10-1997	100.0000
Katanga T	010248397	15-11-1997	100.0000
Santiago Apostol I	010229294	31-03-1998	424.4893
Peta 17	0506198AX01	13-12-1999	49.0500
Peta 7	05006198X01	13-12-1999	351.7000

Table 4-2 shows the names, codes, dates and areas of the 7 concessions which are in process of being included in the UEA Constancia:

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Constancia mine Form 43-101F1 Technical Report

Table 4-2 UEA Constancia Concessions

Concession Name	Code	Concession Granted	Hectares
Constancia 7	10025507	19-11-2008	1000.0000
Constancia 8	10025607	15-12-2008	583.5705
Constancia 9	10025707	15-12-2008	1000.0000
Constancia 11	10025907	19-11-2008	1000.0000
Constancia 12	10026007	19-11-2008	1000.0000
Constancia 13	10026107	15-12-2008	702.3306
Constancia 18	10614807	21-04-2008	400.0000

Additionally, Hudbay has requested the creation of a new UEA called "Pampacancha" consisting of 10 concessions, showed in table 4-3:

Table 4-3 UEA Pampacancha Concessions

Concession Name	Code	Concession Granted	Hectares
Constancia 10	10025807	18-12-2008	100.0000
Constancia 19	10614907	12-05-2008	700.0000
Constancia 20	10615007	12-05-2008	600.0000
Constancia 21	10615107	12-05-2008	700.0000
Constancia 22	10615207	12-05-2008	600.0000
Constancia 23	10615307	18-04-2008	1000.0000
Constancia 24	10615407	17-04-2008	800.0000
Constancia 25	10615507	17-04-2008	800.0000
Constancia 26	10615607	18-04-2008	600.0000
Constancia 27	10615707	12-05-2008	800.0000

4.3	SURFACE LEGAL RIGHT ACCESS

The mine area is located within six lands owned by Hudbay. For rights purposes, Norsemont previously purchased the Fortunia property that covers most of the main resource area.

On March 19th, 2012, Hudbay and the Uchuccarco Community entered into an agreement granting Hudbay a right to use 256.50 hectares located in the so-called “Sayhualoma” sector through the life of the mine. Likewise, one significant plot of 750 ha in the so-called “Ichuni” sector has been purchased by Hudbay from the Chilloroya Community on April 12th, 2012. Hudbay has also purchased two pieces of land of 1361.87 ha and 7.73 ha, respectively called “Quinsachata Sub Lote 1” and “Quinsachata Sub Lote 2” for relocation purposes. Through these agreements, Hudbay has secured all surface land rights required for the construction and development of the Constancia Mine.

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Constancia mine Form 43-101F1 Technical Report

On May 9th, 2012, Hudbay entered into an agreement with the Chilloroya Community in order to access and use for exploration purposes 6,148 hectares covering the Pampacancha deposit. This agreement was in force until 2015.

Hudbay is planning to start negotiations with the Chilloroya community in early 2017 in order to obtain surface rights on the Pampacancha area to allow exploitation activities.

Below is an updated summary of the land rights held by Hudbay (Table 4-4):

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Constancia mine Form 43-101F1 Technical Report

Table 4-4 Surface Legal Access Rights Table

No	LOCATION	AREA (hectares)	RIGHT HELD BY HUDBAY	CONSTANCIA/ PAMPACANCHA

1	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Chilloroya Lote B, San Antonio, Area Afectable”	499.64	Owner	Constancia
2	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Chilloroya Lote B, San Antonio, Area Inafectable”	943	Owner	Constancia
3	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Fortunia, Area Afectable”.	974.91	Owner	Constancia
4	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Fortunia Area Inafectable”.	423.38	Owner	Constancia
5	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Arizona”.	885.35	Owner	Constancia
6	Rustic Property located in the District of Velille, Province of Chumbivilcas, Department of Cusco, named “Arizona – Moroccota”.	340.71	Owner	Constancia
7	Rustic Property located in the District of Coporaque, Province of Espinar, Department of Cusco, named “Quinsachata Sub Lote 1”.	1,361.8670	Owner	Constancia
8	Rustic Property located in the District of Coporaque, Province of Espinar, Department of Cusco, named “Quinsachata Sub Lote 2”.	7,7319	Owner	Constancia
9r	Rustic Property located in the District of Livitaca, Province of Chumbivilcas, Department of Cusco, named “Ichuni”.	750	Owner	Constancia
10	Rustic Property located in the District of Chamaca, Province of Chumbivilcas, Department of Cusco, named “Sayhualoma”.	256.5	Right of use to carry out all types of mining activities during the entire useful life of the Constancia Mine.	Constancia
11	Rustic Property located in the District of Livitaca, Province of Chumbivilcas, Department of Cusco, named “Pampacancha”.	6148.70	Right of use to carry out all types of exploration activities during the 2012 – 2015 period.	Pampacancha

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Constancia mine Form 43-101F1 Technical Report

4.4	THE TERMS OF ANY ROYALTY OR PAYMENTS

Hudbay’s mining concessions are free and clear of recorded liens, encumbrances or agreements except for the following:

(i)	A lien in the form of a 0.5% Net Smelter Return (“NSR Royalty”) has been established over the sale of the mineral products obtained from the following concessions:

Property
Katanga Q
Peta 5
Peta 6
Peta 7
Peta 17

Such NSR Royalty has been granted in favor of Compañia Minera Katanga S.A. (“Katanga”) and Minera Livitaca S.A. (“Livitaca”) up to a maximum amount of US$ 10’000,000 (ten million and 00/100 Dollars of the United States of America). Once the aforesaid amount is reached, the NSR Royalty will automatically expire. Currently, the payment of approximately US $3 million has being carried out.

This NSR Royalty has been established as a consequence of the execution of the transfer of the 30% interest of the above-listed mining concessions granted by Katanga and Livitaca in favour of Rio Tinto Mining and Exploration S.A.C. (formerly Rio Tinto Mining and Exploration Limited, Sucursal del Peru, hereinafter “Rio Tinto”), formalized by public deed dated December 20, 2007 and duly recorded with the Public Registry.

(ii)

By virtue of the Mining Concessions Transfer Agreement dated December 31, 2008, and its addendum, dated February 19, 2009, both executed by and between Norsemont and Rio Tinto a legal mortgage up to the amount of US $500,000 has automatically been established (and is currently registered) over the following mining concessions in order to secure the timely payment of the additional or contingent payment.

Property
Katanga Q
Peta 5
Peta 6
Peta 7
Peta 17

Hudbay has LOM agreements with the two local communities, Chilloroya and Uchuccarco. These agreements were part of the land access and purchase agreements and they outline a commitment to sustainable development in the respective communities.

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Constancia mine Form 43-101F1 Technical Report

4.5	ENVIRONMENTAL PROPERTY LIABILITIES

During the preparation of the environmental baseline for the ESIA, Knight Piesold Consultores S.A. determined the existence of 21 mining environmental liabilities within the Constancia mine in the areas called Sacsa Orcco, the San Jose pit, Chilloroya and the Yanaccocha Lake.

Since these environmental liabilities were generated by former operations and titleholders, Hudbay is not obligated to undertake any measure for its reclamation or closure. The area of San Jose pit is part of a phase of Constancia pit and it is going to be part of the final closure of Constancia business unit.

4.6	RISK FACTORS PROPERTY

Hudbay has secured all legal rights on the mining concessions comprising the Constancia mine as well as on the lands required for the development of this mine. Considering that such rights have been registered before the Public Registries and are enforceable before the Peruvian state and third parties, Hudbay does not foresee any risk in losing its rights over the Constancia Mine, provided that the legal obligations applicable to keep such properties in full force and effect are duly complied with.

Regarding Pampacancha, although Hudbay has secured the necessary mining concessions to explore and exploit such deposit, Hudbay needs to enter into an agreement with the Chilloroya Community for using the lands for construction and exploitation. Hudbay will need to secure the required surface rights before it can develop the Pampacancha deposit.

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Constancia mine Form 43-101F1 Technical Report

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESSIBILITY

The Constancia mine is located in Chamaca and Velille districts, Chumbivilcas province, Cusco region, an approximate distance of 634 km southeast from Lima, capital of Peru, with an altitude ranging between 4,000 and 4,500 meters.

The mine is accessible from Lima by air, via either Arequipa or Cusco, and then by vehicle over paved and gravel roads. The Figure 5-1 below shows the main route from Arequipa and Cusco to the mine.

Figure 5-1 Location of the Constancia Mine

The routes with approximate distances and driving times are shown in Table 5-1.

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Constancia mine Form 43-101F1 Technical Report

Table 5-1 Approximate Distances and Driving Times to Constancia

From	Leg	Distance (km)	Time (hours)
Arequipa	Canahuasi	80	1.25
	Imata	63	0.75
	Yauri/Espinar	103	2.50
	Uchucarcco turnoff	68	2.00
	Project Site	20	0.50
	Total	334	7.00
Cusco	Sicuani (paved road)	140	2.00
	El Descanso	40	1.00
	Yauri/Espinar	45	0.75
	Uchucarcco turnoff	68	2.00
	Project Site	20	0.50
	Total	313	6.25

5.2	CLIMATE

Climate at the Constancia site can be classified as humid and seasonably cool with well-defined, rainy, and drier seasons. The majority of the precipitation typically occurs over the period of October to April and the summer months. Orographic (elevation) and physiographic effects also have influences on the climate. The following summarizes the climatological data:

•	Annual Precipitation values:

o	Annual average precipitation: 1000 mm
o	Annual maximum precipitation: 1353 mm
o	Annual minimum precipitation: 590 mm
o	Average wet season (October to April) precipitation: 932 mm
o	Average dry season (May to September) precipitation: 72 mm

•	Air Temperatures:

o	Daily average maximum: between 13 and 16 °C
o	Daily average minimum: between (-11 and 0°C)

•	Average Annual Evaporations:

o	Potential annual evaporation: 961 mm
o	Annual evaporation from existing ground: 480 mm
o	Evaporation from dry tailing: 455 mm
o	Evaporation from wet tailing surface: 865 mm

5.3	LOCAL RESOURCE

The main economic activity in the area is subsistence agriculture and cattle farming. Food and basic supplies can be obtained in Yauri/Espinar (62,000 people). Cusco (population 367,000 people) and Arequipa (population 864,000 people) are the nearest major centers, 6 and 7 hours drive from the mine, respectively.

Several permanently flowing streams which supply good flows are present in the area. More significant water sources include the Apurimac or Chilloroya rivers.

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Constancia mine Form 43-101F1 Technical Report

Near the community of Chilloroya, the local population is engaged in the informal mining of superficial gold. The company and members of the community have raised concerns with Peruvian authorities regarding environmental and labour conditions related to the informal mining activities. For example, levels of mercury found in sediments near a rudimentary gold processing area exceed international standards for the protection of aquatic life.

5.4	INFRASTRUCTURE

Arequipa and Cusco are the nearest major centres, and both are over 300 km from the Mine site by road.

A public, but privately managed, landing strip is located in Espinar, about 2 hours from the mine. The air strip is paved and maintained by Glencore, and Hudbay has authorization to use the strip. Small commercial and/or charter flights can use the air strip for daytime operations.

The road to Yauri (in the general vicinity of Glencore’s Antapaccay Mine) was upgraded to meet construction and life of mine transportation requirements. From Yauri, the road system is also currently used by traffic supplying mines in the area. It is routed through the Arequipa area to the port at Matarani (approximately 460km from Constancia Mine) which is currently used to ship copper concentrates from other mines in Southern Peru.

Power supply for Constancia mine is brought from the new 220kV transmission line from Tintaya to Constancia (69 Km) that was built for and is owned by Hudbay with its operation and maintenance by a third party operator.

Further details regarding the mine infrastructure can be found in Section 18 of this report.

5.5	PHYSIOGRAPHY

Geomorphologically, the area of the Mining Unit is made up of three geomorphological units: valley, hills and mountains. The valley comprises three geomorphological subunits which stand out for their distribution, fluvioglacial and flood plains. Hills comprise two geomorphological subunits, being hills and hillocks with greater structural distribution. Mountains comprise a chain of hills composed of exposed rock outcrops which is divided into two subunits: moderate slope mountains and mountainous terrain.

Natural hazards in the area were identified through photo interpretation of the World View satellite image taken on June 19, 2012, spatial resolution of 0.5 m. The assessment identified six main geodynamic processes: karst geoshapes, rock falls, hillsides erosion, river erosion, flood plains and soil saturation. In general, these processes occur locally; on the left and right margins of the River Chilloroya, in the Sacrane, Cunahuiri, Casanuma, Pumacocha, Huayllachane, Telaracaca, Ccatunhuaycco streams, and close to the lakes located northeast of the Mining Unit (Quesoccocha , Pincullune, Sillco).

According to the seismic hazard study conducted for Constancia mine (Alva J. 2013), major earthquakes recorded intensities from VI to X on the Modified Mercalli scale (MM). Results of the probabilistic seismic analysis indicate that the value for the maximum horizontal acceleration for the OBE (Operating Basis Earthquake) is equal to 0.24 g, corresponding to a PGA (peak ground acceleration) for a return period of 475 years. The value of maximum horizontal acceleration for the MDE (Maximum Design Earthquake) is equal to 0.37 g, corresponding to a PGA for a return period of 2475 years. The deterministic seismic analysis indicates that the largest acceleration for the Constancia Mining Unit area is 0.44 g, corresponding to the movement of the earth caused by the earthquake of intraplate deep subduction based on the average plus one standard deviation, called MCE (maximum credible earthquake).

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Constancia mine Form 43-101F1 Technical Report

6	HISTORY

6.1	EARLY HISTORY

Copper and gold were exploited at Katanga, located approximately 3km northwest of Constancia outside the Constancia property boundary from early last century to the early 1990s.

The Katanga deposit consists of narrow skarn bodies developed in the contact between marbles and monzonite stocks, with Cu, Ag and Au mineralization in hypogene sulphides.

6.2	PRIOR OWNERSHIP

•

The San José Prospect (now part of the Constancia Mine) was explored by Mitsui during the 1980s with a focus on locating more high-grade ore to add to the nearby Katanga mine operation. Exploration consisted of detailed mapping, soil sampling (1,949 samples), rock chip sampling (1,138 samples), ground magnetic and induced polarization (IP) surveys with several drilling campaigns. Drilling was mainly located in the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,190.5m) and Minera Katanga completed 24 shallow close-spaced drill holes (1,239.8m) at San José.

•

In 1995, reconnaissance prospecting identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometers open in several directions, with some Cu enrichment below a widespread leach cap developed in both porphyry and skarn. Negotiations to acquire an interest in the property were unsuccessful at this time.

•

In May 2003, the area was revisited by Rio Tinto and the presence of a leached cap and potential for a significant copper porphyry deposit was confirmed. Negotiations with Mitsui, Minera Livitaca and Minera Katanga resulted in an agreement being signed on October 2003 with the underlying owners. The agreements included a joint venture (JV) option between Rio Tinto and Mitsui and Purchase Option Agreements with Minera Livitaca and Minera Katanga to acquire 100% interests in their property. Rio Tinto commenced exploration in December 2003.

•

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, surface geophysics (magnetics and IP). Rio Tinto completed 24 diamond drill holes for a total of 7,843.9m. Based on this drilling, and using 50x50x10 m blocks with inverse distance squared (250x250x20 m) interpolation, Rio Tinto estimated a resource of 189 million tonnes of 0.68% copper and 200 ppm molybdenum, using a 0.5% Copper cutoff. Although considered relevant, this resource estimate can only be considered historical in nature as it does not comply with the guidelines of national instrument (NI) 43-101.

•

In late 2004, Rio Tinto sought partners for the Constancia prospect, mostly because the property was thought to be too small. Eventually, Norsemont entered into negotiations with Rio Tinto and these negotiations led to an agreement in early 2005. The first Norsemont geologists visited the property in June of 2005.

•

By 2009, Norsemont had entered into a transfer agreement with Mitsui (November 2007) for the purchase of their 30% interest in the Constancia Project and had exercised the final option with Rio Tinto to acquire the remaining 19% interest in Constancia during 2008 providing 100% ownership of the Constancia Project.

•	Norsemont got approval of the Environmental and Social Impact Assessment for Constancia project by the Energy and Mines Ministry of Peru on November 24th, 2010.

6.3	HUDBAY OWNERSHIPS

In March 2011, Hudbay acquired a 100% interest in the Constancia Project through its acquisition of all of the outstanding shares of Norsemont by way of a formal take-over bid.

During the period between 2005 and 2010 Norsemont’s exploration activities were mainly focused on delineating the known Constancia and San Jose zones, although surface exploration of adjacent areas was also carried out, specifically focusing on the two new Cu-Au-Mo targets leading to the discovery of the Pampacancha porphyry-related skarn and Chilloroya South porphyry. Exploration drilling, including Rio Tinto’s original holes, totalled 161,040.55 meters by 2010.

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Following the acquisition of the Constancia project in 2010, Hudbay’s exploration activities focused on delineating the Pampacancha deposit. By July 2012, a total of 197,621.85 meters had been completed for the Constancia Project including Pampacancha.

Exploration activities during 2005 to 2012 included:

•	Geophysical Surveying
•	Geologic Mapping
•	Rock Sampling
•	Drilling
•	Surveying
•	Camp Construction

On August 8, 2012, Hudbay’s board of directors approved a US$1.5 billion investment to fund the development and construction of its Constancia project in Peru. Following substantial completion of the detailed engineering in the third quarter of 2013, the board approved a revised capital cost estimate for the project of US$1.7 billion.

Hudbay worked on an Environmental and Social Impact Assessment for Constancia project (first and second Amendment) and those were approved by Energy and Mines Ministry of Peru on August 20th, 2013 and April 15th, 2015, respectively.

The start of 2015 brought substantial change to the Peru team with the transition from a construction project to operations. Constancia achieved commercial production in the second quarter of 2015, and subsequently ramped up to full production in the latter half of the year. Over the course of 2015, Constancia mine operations produced 105,897 tonnes of copper concentrate and 47,263 ounces of precious metals in concentrate.

During 2016, Constancia mining operations and cost optimization continued as planned. Over the course of 2016 (until July), Constancia mine operations produced 76,260 tonnes of copper concentrate and 41,936 ounces of precious metals in concentrate.

The port expansion at Matarani was completed at the end of June 2016, which improved access to Hudbay's designated pier and reduced port costs.

6.4	PAMPACANCHA

The Pampacancha prospect was identified in May 2008 after a stream sediment survey revealed a 27 sq-km, Au-Ag-Cu anomaly which was corroborated by mapping and rock sampling conducted in the area.

Exploratory drilling carried out in Pampacancha South during August-September 2008 identified a high grade Cu-Au-Mo-Ag bearing skarn target with preliminary dimensions of 1,000m by 300-400 m. Preliminary results indicated at least two zones of skarn mineralization over this 1,000 m strike length that were subjected to follow-up drilling carried out during November-December 2009 and June-December 2010.

From January to November 2011, there was a campaign of infill drilling and exploratory growth in these areas, in order to define measured and indicated resources of Cu-Au-Mo. The most important was the identification at a north-western area of high grade skarn Cu-Au below post mineral rocks, which has meant a substantial increase in the amount of resources and the deposit grade.

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	DISTRICT GEOLOGY

The oldest rocks in the area (Figure 7-1) correspond to a sequence of white, red, violet or grey medium-grained sandstones with intercalations of reddish mudstones of the Lower Cretaceous Chilloroya Formation (also referred to as the Murco Formation).

The Arcurquina Formation discordantly overlies the Chilloroya Formation and correlates with the Upper Cretaceous Ferrobamba Formation. These rocks are exposed in a north-south trend, 15 km long by 5 km wide, comprising a sequence of limestones, calc-arenites and lenses of conglomerates.

These sedimentary formations have been intruded by plutonic rocks belonging to the Andahuaylas-Yauri Batholith of the Oligocene Age. The batholith composition grades in composition varies from dioritic to granodioritic in composition, with plagioclase and orthoclase feldspar, quartz, hornblende, biotite, apatite, zircon and sphene being the main rock-forming minerals. Small seams, veins and lenses of massive magnetite skarn are common in the area, and are probably related to emplacement of the batholith.

Several monzonitic stocks, dykes or laccoliths intrude and cross-cut all the lithologies mentioned above. Where these rocks have intruded limestones, it is common to find mineralized skarns, some of which contain Cu-Au-Ag mineralization such as those at the Katanga mine. Some of the stocks have characteristics typical of porphyry copper deposits such as at Constancia.

Figure 7-1 Simplified Geology of the Andahuaylas-Yauri Area

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7.2	PROPERTY GEOLOGY

7.2.1	CONSTANCIA

The Constancia porphyry copper prospect is located on the eastern margin of the Andahuaylas- Yauri Batholith, approximately 3 km southeast of the old Katanga mine (Figure 7-2).

Figure 7-2 Geological Map of the Constancia Deposit

Stratigraphy
The oldest stratigraphic unit recognized on the prospect comprises clastic sediments corresponding to the Chilloroya Formation, consisting of a sequence of white, red, violet and grey medium-grained sandstones with intercalations of reddish mudstones. Immediately overlying this basal unit are massive, grey micritic limestones with minor intercalations of shales, which outcrop sporadically around the prospect and near the contacts with monzonite, sometimes occurring as roof pendants. This unit corresponds to the Arcurquina Formation (locally known as Ferrobamba Formation). When in contact with intrusive rocks, these alter to marble or pyroxene diopside-garnet-magnetite-epidote skarn, with or without sulphides. The limestones and skarns dip gently south-east, away from the principal monzonite in the southern part of the Constancia mineralized zone. The overall thickness of the sedimentary package is unknown.

The determination of the base of this limestone unit may be of importance at Constancia, as this potential contact seems to correlate with the favourable skarn horizon at the ex Tintaya Mine and elsewhere in the region. This contact may be found at depth south and east of the presently drilled area, if not intruded by the monzonite.

The underlying clastic sediments of the Murco Formation, and possibly the upper parts of the further underlying Hualhuani Formation (locally known as Soraya Formation), which lithologically consist of sandstones and siltstones, with occasional calcareous and quartzite horizons, are known to host copper mineralization in several copper systems within the belt. At Mitsui’s Quechua deposit near Tintaya, and also at the Antillas porphyry copper deposit near Antabamba (north of Constancia), these rocks are the main host for the copper mineralization. The same style of mineralization occurs at Haquira (10 km south of Las Bambas), where Murco sediments are the host for most of the copper oxide resource of the system.

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At Constancia, these types of clastic sediments, especially the Murco or Chilloroya Formation which is the host for the copper oxide mineralization at Haquira, have been identified in the southern sector of the property, around the Chilloroya village, where recent surface exploration has identified evidence of porphyry-related copper-gold-molybdenum mineralization associated with the sediments and altered porphyry rocks. Common to these clastic sediments is their iron-stained colouration, which comes from oxidation of former disseminated pyrite.

Glacial moraines cover the northern and eastern margins of the Constancia deposit. To the east these moraines entirely cover potentially important extensions of copper mineralization along broad east-west structural zones.

Intrusions
Multiple phases of monzonite and monzonite porphyry characterize much of the surface area of the prospect, as well as dominating the rock types observed in the drilling to date.

At least four main phases of intrusion are recognized, with the second oldest being associated with the main mineralization event. From oldest to youngest they are:

Diorite: while not part of the intrusive event associated with mineralization, the Andahuaylas- Yauri Batholith forms the ‘Intrusive Basement’ to the Constancia deposit.

Monzonite Porphyry 1 (MP1): this unit outcrops as a large stock on the Constancia hill, extending west to San José. It hosts most of the porphyry-related mineralization. It is characterized by abundant (40-50%) plagioclase phenocrysts up to 3 mm long. Hornblende constitutes 5-7%, with elongated crystals up to 6 mm long. The matrix is pinkish, with smaller magnetite and orthoclase crystals. The upper parts of this stock are mostly leached, making its recognition difficult.

Micro Monzonite Porphyry (MMP): characterized by a fine-grained texture with plagioclase crystals (60-70%) up to 2 mm long. Biotite (1-3%) and magnetite (<1%) are visible in the light gray matrix. Within this body, wide (1-7 mm), rounded alteration patches occur, simulating xenoliths. This body outcrops as a stock in the south, but is more widespread west of the deposit, including the San José zone. Some dykes of MMP have seen cutting the MP1 porphyry.

Quartz Monzonite Porphyry (QMP): this occurs mostly in the Constancia zone, as wide, north- south to north-northwest trending dykes with dark, fine–grained chilled boundaries, misclassified sometimes as andesites in previous logging. Abundant (40-60%) plagioclase with tabular, well- formed hornblende crystals (7%) occur as phenocrysts in a greenish matrix. The most distinctive characteristic is a small amount (1-2%) of quartz ‘eyes’ three to four millimetres wide. These dykes are up to 60 m wide, and, based on sections, most are vertical. There is no Mineralization associated with the dykes. This unit appears to be offset by a dextral fault in the vicinity of drillholes CO-05-024 and CO-05-036.

Monzonite Porphyry 2 (MP2): this dyke-like monzonite porphyry outcrops mostly to the west of Constancia, between Constancia and San José zones. It is characterized by abundant (60 - 70%) plagioclase phenocrysts up to 4 mm long. These crystals are normally sub-rounded in a whitish matrix with little magnetite and mafics (hb>bio) for about 5-8%. The monzonite porphyry occurs as dykes up to 150 m wide, which strike north-south, possibly with a steep easterly dip.

Andesite (AAN): dark-gray, aphanitic rock (greenish from chloritisation), with plagioclase and hornblende phenocrysts, and with magnetite about 1%. This occurs mainly as narrow dyke-like bodies, some of them close to the contacts with quartz monzonite porphyries. Additionally several brecciated units and minor felsic dykes occur in the area.

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Structural Geology
As with most porphyry copper complexes, structural activity at Constancia has played the most significant role in preparing and localising the hydrothermal alteration and accompanying copper- molybdenum-silver-gold Mineralization, including skarn formation.

Major inter- and post-mineral fracture systems in the deposit area strike northeast. One of the best known is the ‘Barite Fault’, and reference is made to the ‘Barite’ direction. The Barite system is formed by a number of nearly parallel vein-faults carrying base metal sulphides and barite. These veins have been exploited by artisanal workings throughout the property. This system is clearly visible in the ground magnetic maps, controlling major features including topographic and shear fabric changes in the San José zone. A second important system strikes north-south. It seems to be more recent than the Barite system, controlling part of the San José deposit and most of the silicified breccias (some of them mineralized) in the system. This is the same direction as that of the post-mineral dykes, and may have originated as tension gashes to the Barite direction. Latest in the sequence is the north-northwest to south-southeast oriented fault system, with the Yanak Fault as the main example. These faults generate wide areas of gouge and milled rock, some of which show high hydraulic gradients.

Barite Fault
The Barite Fault is a late, northeast-southwest striking structure between the Constancia and San José zones. The fault zone is generally 5-10 m in width, and characterized by broken and brecciated monzonite-barite-quartz-copper oxides and galena. In detail, the vein shows an en echelon structure, with tight northeast sections followed by east-northeast and even east-west tension gashes which contain better grade mineralization.

Numerous exploration pits and tunnels are located along this structure for more than 1000 metres. Parallel veins occur, showing similar strike and mineralization. Owing to the scarcity of outcrops and the changing strike, the Barite Fault is defined as a zone with single defined faults as opposed to a shear zone, where the individual faults/veins have not been defined.

The Barite Fault has late post-hypogene copper movement that post-dates and limits the Constancia zone on its north-western side. The fault system may also control the San José zone on its south side. It is possible that the San José and Constancia zones may be offset equivalents along a left-lateral Barite Fault.

San José Pit Wall Fault
This is a fault that bounds the eastern side of the San José pit. It strikes north-south, but meanders in its northern extension, where it may be associated with the Yanaccaca silicification zones.

Yanak Fault
This fault belongs to the latest structural event in the area. The structure strikes north-northwest to south-southeast and is located between the Constancia and San José deposits. It has been recognised for about 3 km, and has developed a zone of influence up to 50 m wide where gouge and milled rock are present. This type of structure commonly shows high water conductivity.

7.2.2	PAMPACANCHA

Stratigraphy
The main stratigraphic unit in the Pampacancha area is a massive, gray micritic limestone part of the Upper Cretaceous Ferrobamba Formation.

Intrusions
The sedimentary sequence described above is intruded by dioritic porphyry, which is the phase that generated the magnetite skarn that hosts the economic Cu-Au-Mo mineralization.

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Other intrusive rocks present can be assigned to the unmineralised Oligocene basement dioritic batholiths. This diorite is also intruded by the mineralizing dioritic porphyry (described above).

The younger intrusive phases include intra-mineral monzonite intrusions which provide minor local increases in Cu-Au and also locally cut the skarn Cu-Au mineralization.

Diorite (DIO): this unit outcrops on the Pampacancha. It is characterized by faneritic texture and in composition shows abundant plagioclase phenocrysts (40-60%) up to 3 mm long. Hornblende / Biotite constitute 20-30%, with elongated crystals up to 4 mm long. Other accessories such as pyroxene and magnetite may represent less than 8%. Diorite and limestone constitute the host rock of deposit.

Diorite Porphyry (PDI): this rock is characterized by porphyritic texture with Hornblende phenocrysts (less 10%) and sulfides (pyrite-chalcopyrite-molybdenite) disseminated and veinlets with quartz inside an aphanitic light green matrix; this rock outcrops on surface covers an area of 730 x 370 m.

Monzonite Porphyry 2 (MP2): This rock in Pampacancha occur as lopolith stock in middle west of deposits cutting all rock; it is characterized by K-feldspar, Plagioclase phenocrysts (25-30)%, Hornblende, Biotite phenocrysts (5-7%) and Magnetite (1%) inside a medium gray aphanitic matrix; this rock outcrops on surface covers an area of 600 x 450 m.

Structural Geology
The structural geology of Pampacancha is a dominant factor for the emplacement of Cu-Mo porphyry-skarn and Au Veins mineralization.

The occurrence of porphyry is associated to a NE-SW fault and shear zone system that contains three mineralised structural lineaments components NE-SW, NW-SE and NNE-SSW.

7.3	ALTERATION

7.3.1	CONSTANCIA

Potassic Alteration
The potassic alteration assemblage is characterized by secondary potassium-feldspar, and by variable amounts of hydrothermal biotite replacing earlier ferromagnesian minerals and rock matrix. Quartz veining is common; especially “A” and “B” type veinlets. Intensity of alteration is variable, ranging from weak to strong. Hydrothermal magnetite is also present as disseminations and associated with type veinlets in deeper sections. Anhydrite veinlets are also common. Within the potassic alteration zone, chalcopyrite-(bornite)-molybdenite-pyrite Mineralization is present in A and B veinlets, and also replacing ferromagnesian minerals or filling fractures.

Copper grades in general vary from 0.2% -4%, and are highest where fracture-filling style copper Mineralization is superimposed on earlier disseminated copper Mineralization. The high-grade (hypogene) copper Mineralization is hosted by a dense A-veinlet stockwork developed in an early porphyry phase. Pyrite/chalcopyrite ratio is typically low and in the order of 1:1 to 2:1. Molybdenite also commonly increases with depth, related to “B” veinlets. Bornite occurs sporadically especially at deeper levels, sometimes associated with gold values.

Propylitic Alteration
Propylitic alteration is transitional to the potassic alteration and extends more than one kilometer from the porphyry intrusive contacts. The propylitic alteration mineral assemblage includes epidote-chlorite-calcite-pyrite-rhodochrosite. Subordinate chalcopyrite is also present, filling fractures or replacing mafic minerals. Sphalerite-galena veinlets and veins are distributed as a halo to the copper-molybdenum Mineralization within the propylitic alteration halo, occurring at distances of up to 3 km away from the porphyry copper system.

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Constancia mine Form 43-101F1 Technical Report

Phyllic Alteration

Phyllic alteration forms a pervasive carapace surrounding and sometimes overprinting potassic alteration. This alteration accompanies almost complete destruction of primary rock textures. The phyllic alteration mineral assemblage includes sericite-quartz-pyrite, limited amounts of chalcopyrite and associated occasional “D” veins and veinlets.

7.3.2	PAMPACANCHA

Skarn Alteration

Pro-grade proximal magnetite-chalcopyrite-pyrite skarn grades to distal less well mineralized garnet and pyroxene skarn which is locally overprinted by epidote-bearing retrograde skarn.

Potassic Alteration

Porphyry diorite and Diorite show potassic alteration assemblage characterized principally by quartz veining with rims of K-feldspar stockwork and hydrothermal secondary biotite replacing earlier ferromagnesian minerals; the intensity of alterations is variable, ranging from weak to strong, and the best development of potassic alteration is shown in deep Diorite very close to the deposit.

7.4	MINERALIZATION

7.4.1	CONSTANCIA

The Constancia deposit is a porphyry Cu-Mo-Ag system which includes copper-bearing skarn Mineralization. This type of Mineralization is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited.

Five distinct mineral associations are found within the Constancia Project area, namely:

1.	Hypogene, porphyry-style Mineralization including disseminated, quartz-vein stockwork and fracture-controlled chalcopyrite-molybdenite Mineralization in the intrusive
2.	Hypogene chalcopyrite, rare bornite, galena and sphalerite Mineralization in skarns
3.	Supergene digenite-covellite-chalcocite (rare native copper) mainly hosted by intrusive, lying below a leached cap
4.	Transitional (Mixed) including secondary copper sulphides/chalcopyrite in the monzonite (overlap of 1 and 3, above)
5.	Oxide copper, usually cuprite and tenorite appears at this zone associated to Malachite- Chrysocolla and rarely azurite.

Of these, the hypogene Mineralization (Type 1) constitutes the bulk of the deposit, extending to well below the 3,900 m level.

Type 2, skarn, is volumetrically smaller, but grades are normally higher, and Mineralization occurs at or near the surface. At the contact between the intrusive and limestones, magnetite - garnet skarn develops, while the pyroxene–diopside (garnet–epidote) association is more common in calcareous sandstones and arkoses of the Chilloroya Formation.

Supergene enrichment (Type 3) occurs immediately beneath, and occasionally as remnants within, the leached cap. The highest copper grades in the Constancia porphyry are typically associated with this and with the skarn zone.

Transitional (Mixed) zone (Type 4) corresponds to the zone where the supergene and hypogene Mineralization mix, (e.g. both supergene and hypogene sulphides co-exist).

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Constancia mine Form 43-101F1 Technical Report

Oxide copper Mineralization (Type 5) occurs in shallow levels and deeper along fractures.

Two areas of porphyry-style Mineralization are known within the project area, Constancia and San José. At Constancia, Mineralization is deeper than that observed at San José which occurs at surface. The mineralized zone extends about 1,200 m in the north-south direction and 800 m in the east-west direction. At the present time, both areas are part of Constancia Pit.

7.4.2	PAMPACANCHA

The Pampacancha mineralized body has been divided into three sectors, according to lithology and mineralization (Figure 7-3)

Sector 1
Sector 1 extends for about 300 m (EW direction) and 250m (NS direction). This area is characterized by the predominant magnetite skarn over calc-silicate skarn. Mineralization in sector extends from surface down to about 200m (true depth) with occasional deeper lenses. The skarn is intruded by potassic altered dioritic porphyry and fine-to-medium grained diorite (also exhibiting potassic alteration).The thickness of the skarn mineralization lenses decrease southward due to erosion along the hill slope.

Sector 2
Sector 2 is located immediately north of Sector 1 and extends over an area of 200 by 250m).It is characterized by the presence of a limestone bracketed between two main skarn layers, vertically extending from 70 m depth (the shallower level) down to about 250m (the deepest level). The shallower segment of the skarn extends basically from surface, showing alternations with thin limestone layers, all disrupted by the emplacement of diorite porphyry dikes and endoskarn, whereas the lower skarn layer extends to a maximum depth of about 250m.

Sector 3
Sector 3 extends immediately NW of sector 2 for about 500m, with a width of 350m. It has the same characteristics as Sector 2, with a limestone body intercalated between two skarn layers, which pinch out northward, eastward and westward.

Epithermal Mineralization of the low sulphidation quartz-sulphide Au + Cu style, accounts for common supergene enriched Au anomalies, along with other features such as hydrothermal alteration and veins typical of near porphyry settings

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Constancia mine Form 43-101F1 Technical Report

Figure 7-3 Pampacancha Sectors

7.5	SIGNIFICANT MINERALIZATION

7.5.1	CONSTANCIA

The Constancia porphyry has been evaluated by 317 diamond drillholes (pre-January 2009), some to depths of more than 600 m, with a maximum of 675.80 m (CO-08-133). The majority of the Mineralization occurs as disseminations, quartz vein stockworks and fracture filling of sulphides, mainly associated with the “Monzonite Porphyry 1 (MP1). When mineralized, MP1 shows either extensive quartz-sericite or potassic alteration.

Copper Mineralization is best developed in the central part of the deposit within the monzonite porphyry and is open at depth below 3,800 m RL (e.g. CO-06-083, CO-07-105, CO-08-233, CO- 08-278 and CO-08-288).

Oxidation and leaching are intense, with almost no fresh sulphides occurring at surface. A leached cap occurs to variable depths, up to a maximum of 100 m where fracturing is more intense, or in rocks with intense stockwork development.

Oxidation decreases towards the margins of the prospect and in the magnetite skarn, reaching only a few tens of meters depth. The main iron-oxide minerals are jarosite and goethite with lesser amounts of hematite after supergene chalcocite. Typical copper grades in the leached cap are in the order of 100-200 ppm, values considered as strongly geochemically anomalous. Molybdenum and gold values in the leached cap are generally similar to hypogene grades.

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The San José zone lies adjacent west-northwest of the western limit of the Constancia deposit and is separated from it by the Barite Fault Zone. Sixty drillholes have been completed in the area, most of them intended to identify the extension and depth of the mineralization.

Major controls for the area appear to be two faults that bound it on the east (San José Fault) and west. These two faults strike generally north-south, but would merge into one at the Yanaccaca zone.

Mineralization in this area corresponds mostly to hypogene type assemblages, with skarn mineralization playing a secondary role.

7.5.2	PAMPACANCHA

Mineralization at Pampacancha, as with the lithology, is divided in three sectors:

Sector 1
This sector contains the highest grades (Cu @ 0.73%, Mo @ 0.024% and Au 0.30 ppm) in the deposit. Mineralization includes chalcopyrite, bornite, molybdenite with variable amounts of sphalerite and galena. High grade Cu, Mo and Au mineralization is spatially associated to magnetite-rich pro-grade skarn suggesting that the core of the porphyry-related skarn system could be located in this area, with mineralization consequently fading out further north towards Sectors 2 and 3.

Sector 2
Cu-Au Mineralization mostly occurs at the margins of the gently dipping host limestone unit in a more distal setting and up-dip relative to Sector 1.

Sector 3
This sector contains the high Cu-Au grades mineralization including: chalcopyrite, bornite and gold.

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8	DEPOSIT TYPES

The Constancia deposit is a porphyry Cu-Mo-Ag system which includes copper-bearing skarn mineralization. This type of mineralization is common in the Yauri - Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited.

The main porphyry deposits in the belt include Antapaccay (740 Mt @ 0.50% Cu, Glencore plc Resources and Reserves as at Report Dec 2014) and Quechua (~350 Mt @ 0.38% Cu, Mitsui Kinzoku press release, Nov 2015). Several other porphyry prospects are also being explored in the district.

Historically, the belt was better known for copper skarn deposits such as Las Bambas (copper skarn-porphyry) where MMG recently reported resources of 2,124 MT @ 0.61% Cu (MMG Mineral resources and Ore Reserves Statement as at the 30th of June 2016).

The Pampacancha deposit is a Cu-Mo-Au porphyry related Skarn system, with copper-bearing skarn Mineralization. As mentioned above this type of mineralization is common in the Yauri-Andahuaylas metallogenic belt.

The Constancia project area geology contains the classic characteristics typical of Andean porphyry copper deposits. The following generalized geological characteristics are the typical targets of exploration compilation efforts and support the classic genesis model of a copper porphyry:

•	Associated to volcanic arc igneous assemblages.
•	Ore bodies are associated with multiple intrusions and dikes of diorite to quartz monzonite composition with porphyritic textures.
•	Breccia zones with angular or locally rounded fragments are commonly associated with the intrusives. The sulfide mineralization typically occurs between or within fragments.
•	The deposits typically have an outer epidote - chlorite mineral alteration zone.
•	Quartz - Sericite alteration zone typically occurs closer to the center and may overprint.
•	A central potassic zone of secondary biotite and orthoclase alteration is commonly associated with most of the ore.
•	Fractures are often filled or coated by sulfides, or by quartz veins with sulfides.
•	Closely spaced fractures of several orientations are usually associated with the highest grade ore.
•

The upper portions of porphyry copper deposits may be subjected to supergene enrichment. This involves the metals in the upper portion being dissolved and carried down to below the water table, where they precipitate.

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9	EXPLORATION

Copper and gold exploration in the Constancia area dates back to the early 1990s. Katanga, located 3 km northwest of Constancia (outside Hudbay mining claims), was the first operating mine in the district Katanga was operated by Mitsui and Minera Katanga at different times between the late 1970s and early 1990s.

The San José prospect (now part of the Constancia Mine) was explored by Mitsui during the 1980s with a focus on delineation of high-grade ore amenable to process at the Katanga facility. Exploration consisted of detailed mapping, soil sampling (1,949 samples), rock chip sampling (1,138 samples), ground magnetic and IP surveys with several drilling campaigns, mainly located in the western and southern sides of the prospect.

Mitsui completed 24 drillholes (4,190.5 m) and Minera Katanga completed 24 shallow, close-spaced drillholes at San José (1,239.8 m). Through a prospecting program carried out in 1995, an area of 1.4 km x 0.7 km (Constancia main) with porphyry-style mineralisation was mapped and determined to be open in several directions, with some copper enrichment below a widespread leach capping developed in both porphyry and skarn.

Rio Tinto carried out exploration in the Constancia area between 2003 and 2004 including geological mapping, soil and rock chip sampling, and surface geophysics (magnetic; 20.3 lines-km and IP 12 lines-km). Rio Tinto completed 24 diamond drill holes for a total of 7,484.15m.

Norsemont entered into negotiations with Rio Tinto that materialized into an agreement in early 2005 and by 2008 consolidated 100% of the property ownerships.

Norsemont exploration activities between 2007 and 2011 in the district included the mapping of 11,444 hectares at the Constancia Project at several scales, including 1:1,000, 1:2,000 and 1:5,000. Of this, 8,905 hectares were mapped on Hudbay’s mining concessions, which represent 39% of the Hudbay’s mining rights in the area. Additionally, 2595 rock samples and 41 stream sediments samples were collected during this period. Ground magnetic and IP surveys cover all areas of Hudbay’s concessions (magnetic; 281 lines-km and IP 319,6 lines-km).

From 2005 to 2010 Norsemont was drilled 153,556.4 m for infill, condemnation, metallurgical, geotechnical, hydrogeological and exploration; those holes were drilled by core and reverse circulation.

In March 2011, Hudbay acquired a 100% interest in the Constancia Project. Following its acquisition of the Constancia Project, Hudbay’s exploration activities focused on delineating the “new” Pampacancha deposit and understanding the district exploration upside.

Since acquisition, Hudbay has completed 40,934.80 m for infill, condemnation, metallurgical, geotechnical, hydrogeological and exploration drilling. These holes were drilled by core and reverse circulation.

From 2012 to 2014 Hudbay continued with the exploration activities, these included mapping of 10,703 hectares at 1:5,000 scale and collecting 756 rock samples and 124 stream sediments samples.

The author is of the opinion that the sampling methodologies and drill frequency is sufficient and that they are representative of the geology and deposits described. No known biases in sampling or data collection have been observed or interpreted.

By December 2015, a total of 201,975.35 meters had been drilled at the Constancia Mine area, including the Pampacancha deposit.

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Additional to Constancia and Pampacancha Prospects, other peripheral targets have been identified through prospecting, mapping, grab sampling and geophysics including conventional IP and Titan 24 (38.4 km covering 8 lines completed in 2011). The following Figure 9.1 shows a general view of the current Constancia district targets.

Figure 9-1 Near Mine Constancia Exploration Targets

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10	DRILLING

10.1	OVERVIEW

Extensive drilling has been conducted at Constancia since the early 2000’s. The two most recent drilling programs were completed by Hudbay, with prior drilling campaigns performed by Rio Tinto and Norsemont Mining. Table 10-1 summarizes the drill holes used to build the block model and the current mineral resource estimate.

Table 10-1 Drilling Programs by Year (in meters drilled)

Company	PQ	HQ	NQ	RC	HOLES	TOTAL
Rio Tinto (2003-2004)		7,124	359		24	7,483
NOM 2005		9,799			41	9,799
NOM 2006		20,026	377		66	20,403
NOM 2007		23,863	5,197		77	29,060
NOM 2008	3,380	39,502	7,374	12,792	219	63,048
NOM 2009		4,487	113	409	33	5,009
NOM 2010		16,604	1,933	7,694	93	26,231
HB 2011		28,090	1,866	984	186	30,940
HB 2012		5,045	130	464	46	5,639
HB 2014 - 2015		4353			26	4,353
GRAND TOTAL	3,380	158,893	17,349	22,343	811	201,975

Exploration, infill, metallurgical, geotechnical, hydrogeological and condemnation drilling was conducted in order to adequately assess the deposit.

Table 10-2 Drilling Programs by Types

PROGRAM	COMPANY	METREAGE	HOLES
Constancia - Infill	Rio Tinto/Norsemont/Hudbay	328	112,376
Constancia - Condemnation	Norsemont/Hudbay	75	14,481
Constancia - Metallurgical	Norsemont/Hudbay	31	5,091
Constancia - Geotechnical	Norsemont/Hudbay	165	12,245
Pampacancha - Geotechnical	Hudbay	3	727
Pampacancha - Hydrogeological	Norsemont/Hudbay	27	3,816
Pampacancha - Infill	Norsemont/Hudbay	144	40,427
Constancia - Exploration	Norsemont	38	12,812
TOTAL		811	201,975

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A map showing the location of the drill holes by company is provided in Figure 10.1 along with an outline of the mineral resource pit shell limits for the Constancia and Pampacancha deposits.

Figure 10-1 Map of Drill Hole Location

Within the pit, the average core recoveries average 93%, lending confidence that quality samples were obtained. Generally, drill programs were on a NW-SE grid lines spaced approximately 50 m apart.

10.2	RIO TINTO (2003-2004)

Rio Tinto acquired Constancia from Mitsui, Minera Livitaca and Mineral Katanga in May 2003 and drilled 24 diamond drill holes for a combined length of 7,483m, using an average azimuth of 110° and average dip of 70°. The average depth is 312 meters and the drill spacing is 300 m. Information for recovery is not available. Collar locations were surveyed with a hand-held GPS and certified by Horizons Consulting of Lima, Peru. Down hole surveying is not available for this campaign.

10.3	NORSEMONT MINING (2005-2010)

Norsemont Mining acquired Constancia from Rio Tinto in early 2005 and conducted exploration, infill, metallurgical, geotechnical, hydrological, metallurgical and condemnation drilling between 2005 & 2010. A total of 529 drill holes were drilled, for a combined length of 153,550m, using an average azimuth of 150° and average dip of 78°. The average depth is 287 meters and the drill spacing is 70x70 m. The overall core recovery is 95%. Collar locations were surveyed with a hand-held GPS and certified by Horizons Consulting of Lima, Peru. Down hole surveying was conducted on 30m intervals (before 2007) and 50m intervals (after 2007) using a combination of Flexit and Maxibor Survey instruments which measured inclination/dip and azimuth direction.

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10.4	HUDBAY (2011-2015)

Hudbay acquired Constancia from Norsemont Mining in March 2011 and conducted exploration, infill, metallurgical, geotechnical, hydrological, metallurgical and condemnation drilling between 2011 and 2015. A total of 258 drill holes were drilled, for a combined length of 40,932m, using an average azimuth of 65° and average dip of 85°. The average depth is 163 meters and the drill spacing is 80x80 m. The overall core recovery is 98%. Holes were usually collared with larger HQ-sized core as deeply as possible and finished with NQ-sized core if a reduction in core size was required due to ground conditions.

In 2011 and 2012, collar locations were initially located with hand-held GPS. The final collar locations were recorded with a hand-held GPS. All measurements were recorded using UTM coordinates based on the Provisional South America 1956 (PSAD56) datum. Collar locations were surveyed and certified by Hudbay Peru.

In 2014 and 2015, collar locations were directly located with a Differential GPS Trible R8 model 4 with a precision of 3 mm. All measurements were recorded using UTM coordinates based on the World Geodetic System 1984 (WGS84) datum. Collar locations were surveyed and certified by the Survey Department of the Constancia Mine.

Before 2014, the drilling azimuths were set up by marking the front and back sights using a Brunton compass. For the latest drill campaign (i.e. 2014-2015), the drilling azimuths were set up with a Differential GPS Trible R8 model 4 with a precision of 3 mm. The inclinations were measured with the drill rig inclinometer (typically a digital inclinometer). Comparisons between the designed and downhole survey measurements at the base of the casings have shown variations of less than 0.5°, with the exception of one drill hole with a difference greater than 1° (Azimuth).

In 2011 and 2012, down hole surveys were measured every 30m intervals using a hand-held GPS which measured inclination/dip and azimuth direction. For the latest drill campaign, down hole surveys were conducted on 30m intervals using a Gyro Survey instrument which measured inclination/dip and azimuth direction. At Pampacancha, down hole surveys were measured every 3 m intervals using a Maxibor 2 instrument which measured inclination/dip and azimuth direction.

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11	SAMPLE PREPARATION ANALYSES AND SECURITY

Sample preparation, analysis, and security procedures were reviewed and verified by Cashel Meagher, P. Geo. and Qualified Person of this Technical Report. It is the opinion of the author that the current sampling methodology, analyses and security measures are adequate for the compilation of data at Constancia and Pampacancha and such processes continue to be used by Hudbay.

11.1	CORE LOGGING

The drilling contractors thoroughly cleaned the drill core retrieved from the core tube before piecing all the segments together in the core boxes. Footage marker blocks were inserted in the core boxes after each run to indicate the relative down-hole depth. Core boxes were labelled with the hole name, box number and from - to footage measurements before securely closing the box with a tightly fitted lid. Core boxes were delivered to the core processing areas of Constancia camp by the drilling contractors, and neatly stacked on top of pallets. Private 24-hour per day security guards or Hudbay personnel administered by Hudbay Peru, controlled site access and oversaw sample security at each camp and drill site.

Core boxes were loaded on to conveyor racks by the geotechnicians and geologists for logging. Prior to measuring the core recovery parameters and Rock Quality Data (RQD), visual checks were performed for incorrect placement and orientation of core fragments. Any discrepancies caused by mislabelled or misplaced footage tags were resolved by consulting the drilling contractors. The drill core was marked with cut lines designed to provide the most representative split.

Standard parameters for core recovery and RQD for each drill run were measured by either the trained geotechnicians or geologists and recorded on tablets. The RQD program was administrated and monitored by a geotechnical engineer. All core logging was performed by experienced contract geologists. At the start of each drilling campaign, all geologists were provided with 3 days of training on the rock types, alterations, mineralization and structures found on the property.

Before 2014, all drill holes were logged on paper logs and later transferred into spreadsheets. Since 2014, all drill holes are logged directly on PC tablets. Drill cores are divided into sub intervals based on the rock types observed by the geologists. The local formation names were assigned to each interval if a positive identification was made. Each interval was further described for alteration, mineralization, and oxidation state of the primary sulfides. Any significant veins found were also logged along with identifiable structures.

11.2	SAMPLE SELECTION

All core samples for assaying were assigned by the core logging geologist. The typical sample interval was about 1-2 m in ore and 3 m for waste while being mindful of lithological contacts. Geologists were responsible for filling out two of the three paper tags for each sample in the sampling book with the hole name and sample interval. Sample tag numbers along with the sampled intervals were also entered into the core logging database. For core samples, two of the three tags were stapled into the core box at the starting point of each sample, one to remain there, and the second to accompany the sampled split in the sample bag. Lines were drawn on the core using a permanent marker to indicate the beginning and end of each sample. For QAQC samples consisting of duplicates (analyses generated from the same interval from a coarse reject or a quarter split), two sets of sample tags were stapled into the core box, and a double line was drawn on the core. For other QAQC samples (blanks, duplicates and standards), a single sample tag was stapled into the core box indicating the QAQC sample’s relative position in the sequence and the sample type.

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11.3	CORE PHOTOGRAPHS

Completely logged core boxes with the sample intervals marked and sample tags inserted were passed on to technicians who photographed all core boxes individually or in groups of two using a digital camera (camera model) mounted to a tripod in natural light. The hole name, box numbers and the from and to intervals were written on a white board, which was photographed with the core boxes along with a colour patch and a scale for reference. All photos taken were loaded on to a laptop computer dedicated to core photos and reviewed by the on-site database manager or the lead geotechnician. Any photos deemed unacceptable were retaken by the geotechnicians. All core photos were renamed by the site database manager based on hole name, box numbers and intervals.

11.4	CORE SPLITTING

Prior to splitting core, the database manager printed a sample list for each drill hole that included the sample identification number, hole name, sample type and the start and end footage of each sample. This list was used by the geotechnicians to label sample bags. At the core splitting station, a bucket was lined with the correctly labelled sample bag and the corresponding core box was placed on to the work table next to the core saw. The core cutters separated one of the two sample tags stapled in the core box at the start of the sample and placed them in the sample bag. For quarter split, the second QAQC sample tag was also placed in the same bag. Core was split along the cut line drawn by the geologist and the right half of the sample was placed in the sample bag and left was placed back in the core box. In gouge and rubble intervals, an aluminium sampling scoop was used to separate the gouge into two halves in the core boxes and the right half was scoped into the sample bag. Completed sample bags were closed using the bag draw strings and secured at the neck using two zip ties. These bags were moved to a dry storage area away from the core hydraulic splitter and stacked in orderly rows. All saws and sampling buckets were rinsed with water after cutting each sample to prevent cross contamination.

11.5	SAMPLE DISPATCHING

Samples were dispatched typically in batches of 30 samples from the same drill hole. A requisition form that listed the range of sample numbers, job order number, requested analytical codes and any special instructions was created. A corresponding sample list for each requisition was also created. The requisition form and the sample list were emailed to the preparation laboratory prior to sample shipment. QAQC samples including Blanks, Duplicates and Standards were prepared by the database manager prior to sample shipment. On the day of sample shipment, sample bags were cross-checked with the sample requisition list before packing them into large sacks placed on wooden pallets. These sacks were secured to the wooden pallets using shrink wrap and strap cables before being loaded on the truck.

11.6	SAMPLE PREPARATION

Table 11-1 presents the summary of the sample preparation method used for the drill campaigns conducted by the previous owners.

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11.6.1	HISTORICAL

Table 11-1 Summary of the sample preparation method by companies

Company	Mitsui and Minera Katanga	Rio Tinto	Norsemont	Norsemont	Norsemont	Norsemont
Year	1970-1980	2003-2004	2005	2006-2007	2008-2009	2010
Core splitted or cutted	unknown	Splitted	Splitted	Splitted	Splitted	Splitted
Laboratory, Location (City, Country)	unknown	ALS Chemex, Lima, Peru	ALS Chemex, Lima, Peru	ALS Chemex, Lima, Peru	ALS Chemex/ SGS, Lima, Peru	SGS, Lima, Peru
ISO Certification	unknown	Yes	Yes	Yes	Yes	Yes
Drying temperature & time	unknown	Regular samples 110 °C	Regular samples 110 °C	Regular samples 110 °C	Regular samples 100 °C+/- 5°C	Regular samples 100 °C+/- 5°C
Crushing method	unknown	Jaw	Jaw	Jaw	Jaw	Jaw
Mesh & mm size	unknown	-10 Mesh (2mm)	-10 Mesh (2mm)	-10 Mesh (2mm)	-10 Mesh(2mm)	-10 Mesh (2mm)
Spitting method	unknown	Riffle	Riffle	Riffle	Riffle	Riffle
Weight of sub- sample	unknown	250 g	250 g	250 g	250 g	250 g
Size of sub- sample	unknown	≥85% passing through -200 mesh (75 μm)	≥85% passing through -200 mesh (75 μm)	≥85% passing through -200 mesh (75 μm)	≥95% passing through -140 mesh (106 μm)	≥95% passing through -140 mesh (106
Grinding bowl type	unknown	Steel /Chrome	Steel /Chrome	Steel /Chrome	Steel /Chrome	Steel /Chrome
Quartz wash between jobs	unknown	unknown	Yes	Yes	Yes	Yes
Size of assay charge	unknown	30 g	30 g	30 g	30 g	30 g
Storing of coarses and pulps rejects	No	No	No	Yes	Yes	Yes

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11.6.2	HUDBAY

11.6.2.1	CONSTANCIA

Drill core samples were picked up at the core processing facilities and transported via Sodexo from camp site to Arequipa and ALS Chemex-SGS laboratories, from Arequipa to Lima, Peru. Samples were weighed upon arrival, dried at 100°C, and crushed in jaw crushers to 90% passing through #10 mesh (2 mm). The entire crushed samples were homogenized, riffle split, and 250 g subsamples were pulverized to ≥95% passing through #140 mesh (106 μm) using Steel/Chrome grinding bowls. Jaw crushers, preparation pans, and grinding bowls were cleaned by brush and compressed air between samples. Cleaning with a quartz wash was conducted between jobs and between highly mineralized samples. The remaining coarse and pulps rejects were sent for storage to Abil Corporation warehouse, located in Lima, Peru.

ALS Chemex and SGS have a quality system that is compliant with the International Standards Organization (ISO) 9001 Model for Quality Assurance and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories.

The sample preparation, analysis, and security procedures are considered industry standard, adequate, and acceptable.

11.6.2.2	PAMPACANCHA

Drill core samples were picked up at the core processing facilities and transported via Sodexo from camp site to Arequipa and ALS-SGS, from Arequipa to Lima, Peru. Samples were weighed upon arrival, dried at 100°C, and crushed in oscillating jaw crushers to ≥90% passing through 10 mesh (2 mm). The entire crushed samples were homogenized, riffle split, 250 g subsamples were pulverized to ≥95% passing through # 140 mesh (106 μm) using ring-mill grinding bowls. Jaw crushers, preparation pans, and grinding bowls were cleaned by brush and compressed air between samples. Cleaning with a quartz wash was conducted between jobs and between highly mineralized samples.

The remaining coarse and pulps rejects were sent for storage to Abil Corporation warehouse, located in Lima, Peru.

SGS (Lima, Peru) has a quality system that is compliant with the International Standards Organization (ISO) 9001 Model for Quality Assurance and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories.

The sample preparation, analysis, and security procedures are considered industry standard, adequate, and acceptable.

11.7	BULK DENSITY

11.7.1	HISTORICAL

A total of 1,900 samples from 269 drill holes were collected for specific gravity determinations and sent to ALS Chemex and SGS labs in Lima, Peru. Density measurements were done using immersed wax coated core

11.7.2	CONSTANCIA

A total of 1,247 samples from 145 drill holes were collected for specific gravity determinations and sent to ALS Chemex, Lima, Peru. The drill core samples, 8 to 10 cm long, were taken every 50 m from half-split core.

At the laboratory, samples were dried at 80°C overnight (12 hours) and then allowed to cool to room temperature. The initial weight of the sample is determined using a top loading balance and recorded.

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Balances are calibrated using a 0.01 mg, and 0.001 mg calibration weight. The sample is immersed in a pan containing molten paraffin, immediately removed from the molten paraffin and shaken a few times to remove excess wax while hardening. The wax coated sample is re-weighed using the top loader and the weight is recorded. The standard water displacement method3 is then used to calculate the specific gravity. In addition and following the same methodology, Norsemont re-analyzed 281 samples at SGS, Lima, Peru as part of its QC program. The results have shown that the SG values are accurate.

11.7.3	PAMPACANCHA

A total of 633 samples from 124 drill holes were collected for specific gravity determinations and sent to SGS, Lima, Peru. The drill core samples, 8 to 10 cm long, were taken every 25-100m in specific lithological domains from half-split core. The same specific gravity determination method used for the Constancia core was used for the Pampacancha core and is showed in Figure 11-1.

Figure 11-1 Boxplots of Constancia and Pampacancha SG Measurements

11.8	ASSAY METHODOLOGY

11.8.1	RIO TINTO

A total of 3,413 drill core samples were analyzed for 27 elements by Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) with four acids digestion. Selected samples above the detection limit were analyzed by Atomic Absorption Spectroscopy (AAS). All the analysis was performed by ALS, Lima, Peru using the method ME-ICP61 and AA62 for Cu overranges. The specifics of the analyses for copper, molybdenum and silver are given in Table 11-2.

__________________________

3 Density = W1 / (V1 – (W2 – W1/Density Wax))

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Table 11-2 ALS Assay Specifications

Element	Cu	Cu over limits	Cu Soluble	Mo	Mo over limits	Ag	Au
Unit	ppm	%	%	ppm	%	ppm	ppb
Lower Detection Limit	1	0.01		1		0.5	1
Upper Detection Limit	10,000
Digestion	Four acid	Four acid		Four acid		Four acid
Instrumental Finish	ICP-AES	AAS		ICP-AES		ICP-AES	AAS
Method Code	ME-ICP61	Cu-AA62		ME-ICP61		ME-ICP61	Au-AA21

Sequential copper data is not available. According to an exploration report from Rio Tinto Exploration (2004), limited Cu soluble analysis (CN leach) was performed over selected intervals when chalcocite was described as the main Cu-bearing mineral.

11.8.2	NORSEMONT

A total of 70,276 drill core and 6,607 RC samples were analysed for ALS: 27 elements and SGS: 41 elements by ALS: ME-ICP61 and SGS: ICP40B method with four acid digestions. Samples above detection limit were analysed by Cu_AA62 method. All of the analysis were performed by ALS and SGS, Lima, Peru. The specifics of the analyses for copper, molybdenum and silver are given in Table 11-3.

Table 11-3 ALS Assay Specifications

Element	Cu	Cu over limits	Cu Soluble	Mo	Mo over limits	Ag	Au
Unit	ppm	%	%	ppm	%	ppm	ppm
Lower Detection Limit	1	0.01	0.01	1		0.5	0.005
Upper Detection Limit	10,000
Digestion	Four acid	Four acid		Four acid		Four acid
Instrumental Finish	ICP-AES	AAS	AAS	ICP-AES		ICP-AES	AAS
Method Code	ME-ICP61	Cu_AA62	Cu-AA06s, Cu-AA16s, CuAA62s	ME- ICP61		ME-ICP61	Au-AA23

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Table 11-4 SGS Assay Specifications

Element	Cu	Cu over limits	Cu Soluble	Mo	Mo over limits	Ag	Au
Unit	ppm	%	%	ppm	%	ppm	ppb
Lower Detection Limit	0.5	0.01	0.001	1		0.2	5
Upper Detection Limit	10,000			10,000		100	5000
Digestion	Four acid	Four acid		Four acid		Four acid	KNO3
Instrumental Finish	ICP-OES		AAS	ICP-OES		ICP-OES	AAS
Method Code	ICP40B	ICP41B	AAS73B	ICP40B		ICP40B	FAA313

11.8.3	HUDBAY

11.8.3.1	CONSTANCIA

A total of 694 drill core samples were analyzed for 41 elements by Inductively Coupled Plasma - Optical Emission Spectroscopy (ICP-OES) with HNO3-HClO4-HF-HCl digestion and HCl Leach. Samples above detection limit were analyzed by Atomic Absorption Spectroscopy (AAS), while gold was analyzed by Fire Assay with Atomic Absorption Spectroscopy finish. The specifics of the analyses for copper, molybdenum and silver are given in Table 11-5.

Table 11-5 SGS Assay Specifications

Element	Cu	Cu over limits	Cu Soluble	Mo	Mo over limits	Ag	Au
Unit	ppm	%	%	ppm	%	ppm	ppb
Lower Detection Limit	0.5	0.01	0.001	1		0.2	5
Upper Detection Limit	10,000			10,000		100	5000
Digestion	Four acid	Four acid		Four acid		Four acid	KNO3
Instrumental Finish	ICP-OES		AAS	ICP-OES		ICP-OES	AAS
Method Code	ICP40B	ICP41B	AAS73B	ICP40B		ICP40B	FAA313

Samples with copper concentrations above 2,000 ppm were systematically re-assayed by a sequential copper method (AAS73B).

11.8.3.2	PAMPACANCHA

A total of 5,284 samples were analysed by SGS laboratory through Inductively Coupled Plasma – Optical Emission Spectrometry (ICP-OES) after multi-acid digestion and gold was determined by fire assay with Atomic Absorption Spectroscopy (AAS). SGS is currently registered with ISO/IEC 17025 and ISO 9002 accreditation.

Samples were analyzed for 41 elements through ICP-OES (ICP40B Lab Code) after multi-acid digestion of a 0.20 g of sample. If silver, copper, iron, molybdenum, lead and zinc values rise above upper limit indicated in Table 11.3, and then the element was re-assayed using AAS after multi- acid digestion of 0.25 g of sample. Gold was analyzed by AAS after fire assay using 30 g of sample (FAA313 Lab Code) and values greater than 5000 ppb were re-assayed using a gravimetric finish. All analytical balances are certified annually by a third party. Check weights are used daily to verify calibration of balances. All metal standards used to make the calibration standards for the AAS and ICP are certified and traceable. The specifics of the analyses for copper, molybdenum and silver are given in Table 11-6.

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Table 11-6 SGS Assay Specifications

Element	Au	Ag	Cu	Fe	Mo	Zn	Pb
Unit	ppm	ppm	ppm	%	ppm	ppm	ppm
Method Code	FAA313	ICP40B	ICP40B	ICP40B	ICP40B	ICP40B	ICP40B
Lower Detection Limit	5	0.2	0.5	0.01	1	0.5	2
Upper Detection Limit	5,000	100	10,000	15	10,000	10,000	10,000

Samples with copper concentrations above 2,000 ppm were systematically re-assayed by a sequential copper method (AAS73B).

11.9	DATA VERIFICATION

11.9.1	DRILL HOLE DATABASE

Hudbay built an entirely new drill hole database from all pre-Hudbay drilling and assaying information. The following subsections describe the process Hudbay used to build a completely new database of the drilling, assay values and the steps taken to verify the information. All non-Hudbay drill holes will hereby be referred to as “historical drill holes”. The author’s opinion is that the data verification is adequate for the purposes used in the technical report.

11.9.1.1	DRILL HOLE COLLARS

Drill hole collar coordinates of pre-Hudbay drilling were reported in a single grid system. The coordinates were converted to WGS 84 UTM Zone 19 using ArcGIS Software. The conversion was based on a best fit transformation using drill hole collars and corners from claim boundaries (approximately 800 points in total). This conversion was verified by plotting the converted coordinates against a drill hole collar compilation map prepared by Horizons South America, in 2013 and the results are within acceptable margin of error (+/- 0.07 m).

11.9.1.2	DOWNHOLE SURVEYS

Downhole survey files exist for 379 of the 463 historical drill holes, as shown in Table 11-7. The majority of the downhole surveys were conducted by Geotec and Comprobe using survey methods that measured the drift angle and azimuth. The readings were generally recorded every 50m for Flexit and every 3m for Maxibor. From the record sheets it cannot be determined if the azimuth recorded was adjusted for magnetic declaration, hence no further adjustments were made to these readings. However, of the 463 historical drill holes, 17 were drilled vertically.

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Table 11-7 Downhole survey

Company	Surveyed by	Instrument	Number of Holes	Year
Mitsui & Minera Katanga
Rio Tinto
Norsemont	Comprobe	Maxibor	267	2006-2011
	Geotech	Flexit	68	2006-2007
Hudbay	Comprobe	Maxibor	44	2012-2014

Hudbay field checked the collar positions and visually verified plans and the database for correctness. Down-hole surveys were checked by examining coarse changes in the variables. Check runs were done at regular intervals to check the consistency of the drilling data.

A random revision from the lithology and mineralization log data and assay certificates from 27 drill holes was performed. Discrepancies were not identified between the log data and assay certificates and the drill hole database used for the mineral resource estimate.

An internal validation of the Pampacancha drillhole database against the original drill logs and assay certificate information was carried out by Hudbay. No significant discrepancies were observed within the database.

11.9.1.3	DATA SECURITY

The historical assay database and the Hudbay assay database are administered by the database manager with working copies kept on the local drive of a secure computer and backups placed on a secure location on a Hudbay server. Any requests for edits to the database are made to the database manager who updates all the copies. All paper copies of the historical assay certificates and logs are available on the Hudbay’s server.

11.10	QUALITY ASSURANCE AND QUALITY CONTROL PROGRAMS

11.10.1	HISTORICAL

Table 11-8 presents the reference material used for the different drilling campaigns while Table 11-9 presents overviews of the quality control used.

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Table 11-8 Standard reference material

Company	Year	Reference material	Origin	Au ppm	Ag ppm	Cu ppm	Mo ppm	Zn ppm
NOM	2005	CDNCGS_ 6		0.266		3246	11
NOM	2005	CDNCGS_7		0.963	3.59	10072	13
NOM	2006	GQ601193	SGS			2452	86
NOM	2006	GQ601194	SGS			5166	319
NOM	2006	GQ601195	SGS			7384	65
NOM	2006	GQ601196	SGS			12500	159
NOM	2006	MV600011	SGS			2052	74
NOM	2006	MV600013	SGS			5052	127
NOM	2006	MV600014	SGS			7503	81
NOM	2007	MV600015	SGS			24476	120
NOM	2007	MV700038	SGS		5.9	1972	106	294
NOM	2007	MV700039	SGS		4	5039	76	751
NOM	2007	MV700040	SGS		3.3	7406	65	506
NOM	2007	MV700041	SGS		15.1	25013	121	2317
NOM	2009	NOM-STD-010	ACME LABS	0.019	1.3	2055	102	93
NOM	2009	NOM-STD-020	ACME LABS	0.066	2.4	5177	111	120
NOM	2009	NOM-STD-030	ACME LABS	0.079	5.8	9986	180	192
HB	2012	OREAS-501	ORE RESEARCH & EXPLORATION	0.204	0.84	2710	59.2
HB	2012	OREAS-503	ORE RESEARCH & EXPLORATION	0.687	1.63	5660	390
HB	2012	OREAS-504	ORE RESEARCH & EXPLORATION	1.480	3.13	11370	643

11.10.2	NORSEMONT

The Quality Control (QC) protocol during the Constancia exploration campaigns from 2006 to 2010 included the insertion of blanks, duplicates and standards using an insertion rate of one of each every 20 samples.

The twin samples, field duplicates, coarse blanks and Certified Reference Materials (CRMs) were inserted on the drill site prior to submission to the laboratory. Furthermore, Norsemont used the additional controls listed below:

•

Pulp duplicates were routinely analyzed by the laboratory to monitor the precision of the laboratory. They were not submitted as “blind” to the laboratory, so therefore their value is diminished. These were inserted every 20 samples.

•

Coarse duplicates (or preparation duplicates) were taken after crushing to provide information in regards to the sub-sampling variance. They were not submitted to the same laboratory so therefore, their value is diminished. These duplicates were submitted in a proportion of one in every 20 samples.

•

Check samples (pulp rejects) were submitted to an umpire laboratory (ACME and Inspectorate). These samples were used to estimate the accuracy of the assay results, along with the standards. These pulps duplicates were submitted in a proportion of one in every 20 samples. Table 11-9 shows the historic drilling QC.

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Table 11-9 Quality Control by Drilling Campaigns

11.10.3	HUDBAY

11.10.3.1	CONSTANCIA

BLANKS

Blank material consisting of barren quartz certified by INS-1078 (Inspectorate) was introduced into the sampling stream (one every 30 samples) to monitor cross contamination and samples swaps.

STANDARDS
2 standard reference materials from Ore Research & Exploration, were introduced into the sampling stream (one every 30 samples) to monitor the accuracy of the assay results.

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Table 11-10 Ore Research & Exploration standard reference materials

Reference material	Au ppm	Ag ppm	Cu ppm	Mo ppm	Zn ppm
OREAS-501	0.204	0.84	2710	59.2	-
OREAS-503	0.687	1.63	5660	390	-

DUPLICATES
Duplicate samples consisting of 29 samples were introduced into the sampling stream (one every 30 samples) to monitor the precision of the assay results and to assess the homogeneity of the mineralization.

CHECK ASSAY
No check assays (i.e. pulp reruns) were analyzed through an umpire lab.

11.10.3.2	PAMPACANCHA

BLANKS
Blank material consisting of barren quartz certified by three laboratories (INSPEC, CIMM, and SGS) was introduced into the sampling stream (one every 30 samples) to monitor cross contamination and samples swaps.

STANDARDS
Three matrix match standard references consisting of rock from the Pampacancha deposit and certified by Acme labs, were introduced into the sampling stream (one every 30 samples) to monitor the accuracy of the assay results.

Table 11-11 Matrix match standard reference materials

Reference material	Au ppm	Ag ppm	Cu ppm	Mo ppm	Zn ppm
MV700041		15.1	25013	121	2317
NOM-STD-030	0.079	5.8	9986	180	192
OREAS-501	0.204	0.84	2710	59.2
OREAS-503	0.687	1.63	5660	390
OREAS-504	1.480	3.13	11370	643

DUPLICATES
Duplicate samples consisting of quartered splits were introduced into the sampling stream (one every 30 samples) to monitor the precision of the assay results and to assess the homogeneity of the mineralization.

CHECK ASSAY
No check assays (i.e. pulp reruns) were analyzed through an umpire lab.

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Table 11-12 Quality Control by Drilling Campaigns

Company	Hudbay	Hudbay	Hudbay
Year	2011	2014	2015
Program	Infill	Metallurgical & Geotechnical	Geotechnical
Sample type	Core	Core (PQ)	Core (HQ)
Number of holes	82	10	16
Number of samples	14,226	333	1034
Total meters drilled	24,333.2m	1,140.34m	3177.56m
Collar survey	Geosurvey	Hudbay GPS	Hudbay T&S
Down-hole survey azimuth	Bornav-Maxibor	No	Reflex Gyro
Down-hole survey dip	Bornav-Maxibor	No	Reflex Gyro
Assay Lab	SGS Lima	ALS Chemex Lima	SGS Constancia
QA/QC program	5% of all samples submitted for assaying	no	yes
Supervisor QA/QC	Carlos Salazar	no	Engels Trejo
Core recovery	98.0%	97.50%	97.50%
Blanks	2.8% of the all samples submitted for assaying	none	6% of the all samples submitted for assaying
Duplicates	3% of the all samples submitted for assaying	none	5.5% of the all samples submitted for assaying
Standards	2.6% of all the samples submitted for assaying	none	5.8% of all the samples submitted for assaying
Total QA/QC	1,194 samples	none	180 samples
Umpire lab	No	No	No
Used in resource model	Yes	Yes	Yes
Comments

11.11	SITE VISITS

AMEC and Hudbay geologists have visited the Constancia and Pampacancha deposits to conduct site inspection (Table 11-13) to become familiar with conditions on the property, to observe the geology and mineralization, to perform core review and to verify the work completed on the property as part of the mineral resource estimation and technical report process.

Table 11-13 Site visits by Hudbay

Name	Company	Title	Date	Site Visited
Waldo Arias	Amec	Senior Geologist	April 04th 2011	Constancia
Rosario Basurto	Amec	Senior Geologist	April 04th 2011	Constancia
Angelica Torres	Amec	Senior Geologist	April 04th 2011	Constancia
Arnaldo Zamorano	Hudbay	Resource Geologist	November 08th 2011	Pampacancha
Rob Carter	Hudbay	Director, Technical Services	April 2013	Pampacancha

11.12	RECOMMENDATIONS

It is recommended by the author of this section of the Technical Report that 5% of the samples should be sent for check assay in future campaigns.

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12	DATA VERIFICATION

A report of the Constancia exploration period data for verification process was conducted by Amec Peru on behalf of Hudbay. Data Verification was reviewed and approved by Cashel Meagher (Qualified Person pursuant to NI 43-101) from the campaigns conducted on the Constancia Project. It is the opinion of the author that the quality of the data is suitable for use in resource calculations.

12.1	CONSTANCIA

12.1.1	NORSEMONT QC PROTOCOL

The Quality Control (QC) protocol during the Constancia exploration campaigns from 2006 to 2010 included the insertion of the following control samples in the sample batches:

•	Twin samples (Core) or field duplicates (RC): one in 20 samples
•	CRMs: one in 20 samples; four CRMs are inserted in alternate order
•	Blanks: one in 20 samples

The twin samples, field duplicates, coarse blanks and Certified Reference Materials (CRMs) were inserted on the drill site prior to submission to the laboratory. Furthermore, Norsemont inserted the other controls listed below:

•

Pulp duplicates were routinely analyzed by the o r i g i n a l laboratory. These samples are good indicators of the assay reproducibility (precision), although they were not blind for the laboratory, and their value was therefore diminished. These are inserted at a proportion of 1 in 20.

•

Coarse duplicates (or preparation duplicates) were taken after the first crushing to provide information about the sub-sampling variance, which is introduced during the preparation process. Although, they were not submitted to the same laboratory as the original, and their value was therefore diminished. These are inserted at a proportion of 1 in 20.

•

Check samples (same pulp externally analyzed) were resubmitted to an external laboratory (ACME and Inspectorate). These samples are used to estimate the assay accuracy, together with the standards. These are submitted at a proportion of 1 in 20.

12.1.2	QC EVALUATION

Twin Samples
Twin samples are obtained by splitting half core samples, obtaining two quarter core sub-samples, one-quarter representing the original sample and the other quarter representing the duplicate sample. Norsemont inserted a total of 1,952 twin samples in batches during the drill campaigns they operated between 2005 and 2011.

This data was processed using the hyperbolic method. The sampling procedure is considered to be acceptable if the proportion of failures (failure rate) does not exceed 10% using as a failure limit the y2=m2x2+b2 hyperbola evaluated for a 30% relative error1 (RE). The failure rates for Cu, Mo, Zn and Ag ranged between 7% and 16% (Table 12-1).

The author concludes that Norsemont’s core sampling procedure was reasonable for Mo and Ag. However, the frequency of twin sample failures for Cu and Zn was greater than expected, indicating sampling issues for copper and zinc, two of the most important metals in the resource model.

Some outliers are evident from sample mix-ups and the author recommends a review of the database to address these issues (Figure 12-1). After the database revision, the sampling precision should be analyzed again expecting an improvement in the failure rates for the elements evaluated.

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Table 12-1 Summary of Twin Samples

		Failures
Element	No. of Samples	No.	%
Cu	1,952	314	16%
Mo	1,952	145	7%
Zn	1,952	285	15%
Ag	1,952	131	7%

Figure 12-1 Cu in Twin Samples

1 Relative error: calculated as the absolute value of the pair difference divided by the pair average, and expressed in percentage; also known as Absolute Value of the Relative Difference, or AVRD.

Field Duplicates
Norsemont inserted a total of 51 field duplicates in batches from RC holes. The failure rates for Cu, Mo, Zn and Ag in samples ranged between 0% and 8% (Table 12.2) . Therefore, the author concludes that Norsemont RC sampling precision was reasonable for these metals.

Table 12-2 Summary of Fields Duplicates

Element	No. of Samples	No. Failures	% Failures
CuT	51	4	8%
Mo	51	1	2%
Zn	51	3	6%
Ag	51	0	0%

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CRMs
Norsemont used Certified Reference Materials (CRMs) prepared by SGS and ACME Laboratories from coarse reject from previous drilling campaigns at Constancia.
To evaluate the accuracy of assaying using CRMs, AMEC excludes the outliers, values located outside the AV±3*SD interval (AV, SD: average value and standard deviation, respectively, calculated from the actual assay values of the inserted standards), and calculates the analytical bias as:

Bias (%) = (AVeo / BV) – 1

AVeo represents the average recalculated after the exclusion of the outliers, and BV is the Best Value calculated as a result of round-robin tests. Accuracy is assessed according to the following bias ranges: good: between -5% and +5%; questionable: from -5% to -10% or from +5 to +10%; and unacceptable: below -10% or above 10%.

The CRM dataset includes 1,807 assays of 18 Certified Reference Materials (CRMs). The results of the evaluation of 12 CRMs are presented in Table 12.3. Cu, Mo, Zn, and Ag show reasonable accuracies for most CRMs with biases between -3.9% and 4.5% and low proportions of outliers. However, the GQ601195 CRM with best values of 7,383.6 ppm for Cu and 65 ppm for Mo shows high biases, which are 9% and 6.1% respectively.

On the basis of these results, the author concludes that the Cu, Mo, Zn and A g accuracies at ALS Chemex during the 2006 to 2008 campaigns were generally within reasonable ranges for the CRMs reviewed.

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Table 12-3 Summary of CRM Values and Performance

ALS Chemex

CRM (Code)	Parameters	CuT	Mo	Zn	Ag

GQ601193 (2006)	BV * (ppm) Average (ppm) Number of Samples Outliers Bias (%)	2,452.4 2,426.5 98 1 -1.2	86.0 85.6 98 1 -0.5	--- --- --- --- ---	--- --- --- --- ---
GQ601194 (2006)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	5,165.7 5,084.3 97 0 -1.6	319 317.4 97 0 -0.5	--- --- --- --- ---	--- --- --- --- ---
GQ601195 (2006)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	7,383.6 8,051.7 95 2 9	65 68.96 95 1 6.1	--- --- --- --- ---	--- --- --- --- ---
GQ601196 (2006)	BV* (ppm) Average (ppm) Number of samples Outliers Bias (%)	12,500 12,495 99 2 0	159 156.8 99 1 -1.3	--- --- --- --- ---	--- --- --- --- ---
MV600011 (2006-2007)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	2,052 2,084.1 55 1 1.6	74 72.3 55 1 -2.4	--- --- --- --- ---	--- --- --- --- ---
MV600013 (2006-2007)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	5,052 4,962.50 45 1 -1.8	127 129.5 45 1 2	--- --- --- --- ---	--- --- --- --- ---
MV600014 (2006-2007)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	7,503 7,562 54 1 0.8	81 79.3 54 0 -2.0	--- --- --- --- ---	--- --- --- --- ---
MV600015 (2006-2007)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	24,476 24,652 51 1 0.7	120 120.2 51 0 0.1	--- --- --- --- ---	--- --- --- --- ---
MV700038 (2007-2008)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	1,972 1960.6 289 11 -0.6	106 103.5 289 8 -2.4	294 302.9 289 13 3	5.9 6.2 289 2 5.1
MV700039 (2007-2009)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	5,039 4,916.90 311 2 -2.4	106 78.1 311 1 2.8	751 774.1 311 2 3.1	4 4.1 311 4 2.9

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Summary of CRM Values and Performance (Continued).

ALS Chemex

CRM (Code)	Parameters	CuT	Mo	Zn	Ag
MV700040 (2007-2008)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	7,406 7,201.60 251 1 0.1	65 62.4 251 1 -3.9	2,317 2,323.60 251 1 0.3	15.1 15.7 251 1 4.5
MV700041 (2007-2008)	BV* (ppm) Average (ppm) Number of Samples Outliers Bias (%)	25,013 25,033.20 190 1 0.1	121 118.5 190 0 -2.1	2,317 2,323.60 190 1 0.3	15.1 15.7 190 1 4.5

Blanks
Coarse blanks are coarse samples of barren material, which provide information about the possible contamination during preparation. Coarse blanks should be prepared immediately after highly mineralized samples.

The report considers possible contamination issues if the blank value exceeds five times the detection limit for the element, and/or if a definite, positive rapport is observed between the blank grade and the grade of the preceding sample.

A total of 2,119 coarse blanks were included in regular submission batches. The results of the evaluation of the four main blanks used during the Norsemont drill programs are presented in Table 12-4. There a r e f e w an examples of Cu and Mo possible contamination. This revision and evaluation were verified and approved by Hudbay, under the supervision of Cashel Meagher, P Geo (Qualified Person pursuant to NI 43-101).

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Table 12-4 Summary of Blank Values

Blank (Code)	Element	No. of Samples	No.	Failures %
GQ601663 (2006-2007)	CuT Mo Zn Ag	813	45 20 13 7	5.5% 2.5% 1.6% 0.9%
MV700670 (2007-2008)	CuT Mo Zn Ag	101	7 1 5 1	6.9% 1.0% 5.0% 1.0%
ST800006 (2008)	CuT Mo Zn Ag	450	14 15 13 1	3.1% 3.3% 2.9% 0.2%
ST800039 (2008-2010)	CuT Mo Zn Ag	304	37 50 3 1	12.2% 16.4% 1.0% 0.3%

The report concludes that the preparation process at ALS Chemex produced no significant Cu, Mo, Zn, and Ag contamination in most of the blanks evaluated. However, the material ST800039 used during 2008 to 2010 campaigns showed failure rates which exceed10% for Cu and Mo elements.

The report recommends checking the database to address the failure samples and check the ST800039 blank to clarify if the blank was not adequate or there were contamination issues during these campaigns.

Check Samples
The report reviewed 388 samples submitted for external control to ACME in 2007, which acted as a secondary laboratory for the 2006 and part of the 2007 campaigns.

For evaluating the check samples, Reduced-to-Major-Axis (RMA) plots are constructed of the studied elements. The RMA method offers an unbiased fit for two sets of pair values (original samples and checks sample) that are considered independent from each other. In this case, the coefficient of determination R2 between the two laboratories is determined, and the bias of the primary laboratory for each element as compared to the secondary laboratory is calculated as: Bias (%) = 1- RMAS

Where RMAS is the slope of the RMA regression line of the secondary laboratory values versus the primary laboratory values for each element.

The RMA analysis carried out over 389 check samples from part of the 2006-2007 campaign analyzed by ACME in 2007. The RMA plot indicates good fits for Cu (0.988 R2), Mo (0.974 R2), Zn (0.994 R2) and Ag (0.92 R2) after the exclusion of four outliers for Mo (1.0%), two outliers for Zn (0.5%), and eight outliers for Ag (3.8%), and reassembles values of the relative bias 2.4%, 9.7%, 1.2% and 7.9%, respectively (Figure 12-2).

The report concluded that the accuracy of ALS for Cu, Mo, Zn and Ag, as compared to ACME, was adequate. Although the report recommends verification of the accuracy of ACME using CRMs, if the CRMs were analyzed with the check samples.

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Figure 12-2 Cu in Check Samples – ACME vs ALS

Norsemont also submitted 620 check samples from part of the 2006-2007 and 2008-2009 campaigns to Inspectorate in 2009, which acted as a secondary laboratory.

AMEC, under the supervision of the author, noted that the samples were submitted and assayed twice at Inspectorate and the analytical precision of Cu, Mo, Zn and Ag was evaluated. The precision of the Inspectorate assays was found to be poorer than acceptable so they were rejected for use as check assays (Figure 12-3).

Figure 12-3 Cu in Check Samples – Inspectorate vs Inspectorate

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The author emphasizes that the objective of the external verification program is to increase confidence in the accuracy of the primary laboratory. Therefore, the selection of a referee laboratory with good precision and accuracy is crucial. Furthermore, the analytical methods of the secondary laboratory should be as similar as possible to the methods used by the primary laboratory. Finally, the check sample batches should include controls as pulp duplicates, CRMs and pulp blanks, meant to assess analytical precision, analytical accuracy and assay contamination at the secondary laboratory. There is no available information as to QA/QC procedures applied in the secondary laboratory.

12.1.3	HUDBAY QC PROTOCOL

The Quality Control (QC) protocol during 2014-2015 campaign included the insertion of the following control samples in the sample batches:

•	Twin samples (Twin quarter core): one in 20 samples
•	CRMs: one in 20 samples; four CRMs are inserted in alternate order
•	Blanks: one in 20 samples

The twin samples, coarse duplicates, coarse blanks and Certified Reference Materials (CRMs) were inserted on the drill site prior to submission to the laboratory.

12.1.4	QC EVALUATION

Twin Samples
Twin samples are obtained by splitting half core samples, obtaining two quarter core sub-samples, one-quarter representing the original sample and the other quarter representing the duplicate sample. Hudbay inserted 57 twin samples during the drill campaign in 2015.
This data was processed using the hyperbolic method. The sampling procedure is considered to be acceptable.

Table 12-5 shows the insertion of this control. Figures 12-4 to 12-9 plot the precision evaluation for every element.

Table 12-5 Ratio of Twin Samples in 2015 Campaign

Element	No. of twin samples	Failures	Failures %
Cu	57	3	5
Au		0	0
Ag		3	5
Mo		1	2
Zn		6	11
CuOx		7	12
Fe	0	0

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Figure 12-4 Precision Evaluation Cut – Twin Samples

Figure 12-5 Precision Evaluation Au – Twin Samples

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Figure 12-6 Precision Evaluation Ag – Twin Samples

Figure 12-7 Precision Evaluation Mo – Twin Samples

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Figure 12-8 Precision Evaluation Zn – Twin Samples

Figure 12-9 Precision Evaluation Acid Soluble Copper – Twin Samples

CRMs
Hudbay used Certified Reference Materials (CRMs) prepared by Target Rocks (6 laboratories round robin) using material coarse reject from the mine.

To evaluate the accuracy of assaying using CRMs, Hudbay, excludes the outliers (out from the 3 times the standard deviation calculated from the actual assay values of the inserted standards) and calculates the analytical bias.

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Table 12-6 presents the insertion of CRMs during the 2015 drilling campaign. In the table, the column “Mean” represents the average of the values included in the analysis and the “best value” is the certified value for the standard. Three types of standards were used. The standard used with more frequency is the GEO-001. HBM-02 and HBA-03 are the more recent standards prepared as control. They were prepared using porphyry material. All elements present a bias (Bias (%) = (Mean / Best Value)-1) lower than 10%. Only the element Mo% displayed a bias higher using the HBA-03.

Figures 12-10 to 12-18 show the evaluation of accuracy using the CRMs. These figures display the recommended best values (red line) certified from round robin test, average values obtained in the analysis (magenta line) and ±2SD performance window (blue line).

Table 12-6 Insertion Ratio of Crms in 2015 Campaign

Standard	Element	No. Of Standard	Failures %	Mean	Best value	Bias
GEO-001	Cu%	41	5	3.29	3.12	5.45%
	Au ppm		5	0.04	0.04	4.99%
	Ag ppm		9	6.27	6.9	9.08%
	Mo%		5	0.042	0.04	4.99%
	Zn%		7	0.02	0.02	7.05%
HBM-02	Cu%	15	6	0.56	0.59	5.73%
	Mo%		2	0.012	0.012	2.08%
HBA-03	Cu%	4	8	0.53	0.58	8.40%
	Mo%		11	0.012	0.014	11.19%

Figure 12-10 Accuracy Evaluation Cut. CRM GEO-001

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Figure 12-11 Accuracy Evaluation AU. CRM GEO-001

Figure 12-12 Accuracy Evaluation AG. CRM GEO-001

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Figure 12-13 Accuracy Evaluation MO. CRM GEO-001

Figure 12-14 Accuracy Evaluation Zn. CRM GEO-001

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Figure 12-15 Accuracy Evaluation Cu. CRM HBA-03

Figure 12-16 Accuracy Evaluation Mo. CRM HBA-03

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Figure 12-17 Accuracy Evaluation CU. CRM HBM-02

Figure 12-18 Accuracy Evaluation MO. CRM HBM-02

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BLANKS

Coarse blanks are coarse samples of barren material, which provide information about possible contamination during preparation. They were prepared using barren material from the mine. Coarse blanks should be prepared immediately after high mineralized samples.

A total of 63 samples were regularly included in the submission batches. Table 12-7 shows the performance of coarse blank samples. Figures 12-19 to 12-21 present the evaluation of contamination for metals of economic interest. The red line in the charts represents the maximum contamination threshold accepted in the analysis. It is five times the detection limit in the assay. The analysis indicates that percentage of failures in every element is acceptable.

Table 12-7 Performance of Coarse Blank Samples

Blank type	No. of blanks	Element	Failure	Failure%
Coarse Blank	63	Cu	6	10
		Au	2	3
		Mo	2	3

Figure 12-19 Contamination Evaluation CuT

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Figure 12-20 Contamination Evaluation Au

Figure 12-21 Contamination Evaluation Mo

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CORE REVIEW

Average core recovery was 95.9% (Figure 12-22) with the vast majority of recoveries greater than 90%. To ensure there were no issues with recovery within the mineralized zones, recovery was checked here as well. (Figure 12-23); Average core recovery in mineralized zones was 96.3%, with a large majority of recoveries greater than 90%.

Figure 12-22 Core Recovery

Figure 12-23 Core Recovery Distribution Mineralized Samples

12.2	PAMPACANCHA

12.2.1	QUALITY ASSURANCE / QUALITY CONTROL

Hudbay submitted a total of 15,932 samples from 110 drill holes to SGS’s laboratory for analysis. In addition to these samples, 739 twin samples, 471 coarse blanks, 336 reference standards were submitted.

The author’s opinion is that the data verification is adequate for the purposes used in this Technical Report.

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Twin Samples

Twin samples are obtained by splitting half core samples, obtaining two quarter core sub-samples, one-quarter representing the original sample and the other quarter representing the duplicate sample. Hudbay inserted 739 twin samples during the Pampacancha drilling campaign.

This data was processed using the hyperbolic method. Table 12-8 summarizes the insertion of the twin samples. Total copper, zinc and lead represent percentage of failures higher than 20%. High variability in skarn affected results about this control. In addition, control methodology used by using a quarter of the core is not advisable in skarn deposits due to high variability of grades. It is advisable is to use duplicate samples (crushing all core length, mix all and split sample into).

Figures 12-24 to 12-29 shows the precision evaluation for each element under the hyperbolic method.

Table 12-8 Ratio of Twin Samples in Pampacancha Drilling Campaign

Elements	Number of Pairs	Lab Detection Limit	Practical Detection Limit	Accepted Relative Error	Failures	Failures (%)
Cu ppm	739	0.5	5	30%	172	23%
Ag ppm	739	0.2	0.2	30%	43	6%
Au ppb	739	5	5	30%	61	8%
Mo ppm	739	1	1	30%	80	11%
Pb ppm	739	2	4	30%	196	27%
Zn ppm	739	0.5	2	30%	185	25%

Figure 12-24 Precision Evaluation Cu (ppm) – Twin Samples

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Figure 12-25 Precision Evaluation Mo% – Twin Samples

Figure 12-26 Precision Evaluation Ag ppm – Twin Samples

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Figure 12-27 Precision Evaluation Au ppb – Twin Samples

Figure 12-28 Precision Evaluation Pb ppm – Twin Samples

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Figure 12-29 Precision Evaluation Zn ppm – Twin Samples

Standards

The reference standards certified by Acme-labs were assayed by SGS. Of the 548 copper standards submitted for assaying, 113 of the assays fell outside the standard deviation however the bias in all cases is acceptable: 36 failures from 548 in copper (7% of failures), 31 from 548 in silver (6% of failures), 17 from 548 in gold (3%), 18 from 548 in molybdenum (3% of failures) and 11 from 308 in zinc (2% of failures).

Table 12-9 summarizes the insertion of the 10 standards types along all the drilling in Pampacancha.

Figures 12-30 – 12-39 show the evaluation of copper along different reference standard types.

Figure 12-30 Reference Materials for Pampacancha Drilling – Copper - Standard Oreas-501

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Table 12-9 Insertion Ratio of CRMs in Pampacancha Drilling

Standard	Element	No. Of Standard	Failures	Failures%	Mean	Best value	Bias
OREAS-501	CU ppm	58	3	5%	2771	2710	2.2%
	AG ppm		0	0%	0.7	0.84	-15.6%
	AU ppb		2	3%	201.6	204	-1.2%
	MO ppm		0	0%	58	59	-2.0%
OREAS-503	CU ppm	33	2	6%	5778	5660	2.1%
	AG ppm		3	9%	1.6	1.63	-4.6%
	AU ppb		2	6%	680	687	-1.0%
	MO ppm		1	3%	395.5	390	1.4%
OREAS-504	CU ppm	18	0	0%	11529	11370	1.4%
	AG ppm		0	0%	3.1	3.13	0.3%
	AU ppb		2	11%	1444.4	1480	-2.4%
	MO ppm		1	6%	634.9	643	-1.3%
STD-10	CU ppm	19	6	32%	1948	2055	-5.2%
	AG ppm		5	26%	1.3	1.3	1.5%
	AU ppb		1	5%	22.4	19	17.9%
	MO ppm		3	16%	91.7	102	-10.1%
	ZN ppm		3	16%	94.4	93	1.5%
STD-20	CU ppm	115	6	5%	4866	5177	-6.0%
	AG ppm		6	5%	2.6	2.4	7.5%
	AU ppb		3	3%	67.6	66	2.4%
	MO ppm		4	3%	104.4	111	-6.0%
	ZN ppm		4	3%	116.3	120	-3.0%
STD-30	CU ppm	174	13	7%	9682	9986	-3.0%
	AG ppm		12	7%	5.9	5.8	1.1%
	AU ppb		4	2%	82.2	79	4.1%
	MO ppm		6	3%	167	180	-7.2%
	ZN ppm		4	2%	206.4	192	7.5%
MV700038	CU ppm	9	0	0%	1848	1972	-6.3%
	AG ppm		0	0%	5.9	5.5	7.5%
	AU ppb		0	0%	94.9	106	-10.5%
	MO ppm		0	0%	268.8	294	-8.6%
MV700039	CU ppm	15	1	7%	4774	5039	-5.3
	AG ppm		0	0%	4.2	4	3.8
	AU ppb		1	7%	75.7	76	-0.4
	MO ppm		1	7%	736.2	751	-2.0
MV700040	CU ppm	9	0	0%	7007	7406	-5.4%
	AG ppm		0	0%	3.4	3.3	2.7
	AU ppb		0	0%	60.3	65	-7.2
	MO ppm		0	0%	480.2	506	-5.1
MV700041	CU ppm	98	5	5%	25023	25013	0.0%
	AG ppm		5	5%	15.4	15.1	1.8%
	AU ppb		2	2%	117.6	121	-2.8
	MO ppm		2	2%	2283.7	2317	-1.4

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Figure 12-31 Reference Materials for Pampacancha Drilling – Copper - Standard Oreas-503

Figure 12-32 Reference Materials for Pampacancha Drilling – Copper Standard-Oreas-504

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Figure 12-33 Reference Materials for Pampacancha Drilling – Copper Standard-010

Figure 12-34 Reference Materials for Pampacancha Drilling – Copper Standard-020

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Figure 12-35 Reference Materials For Pampacancha Drilling – Copped Standard-030

Figure 12-36 Reference Materials For Pampacancha Drilling – Copper Standard-MV700038

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Figure 12-37 Reference Materials For Pampacancha Drilling – Copper Standard-MV700039

Figure 12-38 Reference Materials For Pampacancha Drilling – Copper Standard-MV700040

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Figure 12-39 Reference Materials For Pampacancha Drilling – Copper Standard-MV700041

Blanks

Coarse blanks are coarse samples of barren material, which provide information about possible contamination during preparation. They were prepared using barren material from the mine. Coarse blanks should be prepared immediately after high mineralized samples.

A total of 720 samples were regularly included in the submission batches. Table 12-9 shows the performance of coarse blank samples. Three types of certified blanks references were used in the Pampacancha drilling. Results are acceptable for total copper.

Figures 12-40 to 12-42 present the evaluation of contamination for metals of economic interest. The red line in the charts represents the maximum contamination threshold accepted in the analysis. It is five times the detection limit in the assay. The analysis indicates the percentage of failures in every element is acceptable except for the Molybdenum. Failures in Molybdenum indicate high level of contamination. While this is a concern it is not considered a material impact to the resultant resource statement.

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Constancia mine Form 43-101F1 Technical Report

Table 12-10 Performance of Coarse Blank Samples

Type	Elements	Number of Blanks	Max Blank	Detection Limits	Contaminated	Contamination Rate
INS-1078	Cu ppm	523	42	5	3	1%
	Ag ppm	523	1.4	0.2	3	1%
	Au ppb	523	20	5	0	0%
	Mo ppm	523	11	1	176	34%
	Pb ppm	523	48	4	4	1%
Zn ppm	523	20.1	2	52	10%
ST800006	Cu ppm	10	21.9	5	0	0%
	Ag ppm	10	1.1	0.2	1	10%
	Au ppb	10	6	5	0	0%
	Mo ppm	10	5	1	0	0%
	Pb ppm	10	6	4	0	0%
	Zn ppm	10	13.6	2	5	50%
ST800039	Cu ppm	187	39.9	5	4	2%
	Ag ppm	187	1.4	0.2	1	1%
	Au ppb	187	21	5	0	0%
	Mo ppm	187	25	1	163	87%
	Pb ppm	187	20	4	0	0%
	Zn ppm	187	20.8	2	23	12%

Figure 12-40 Contamination Evaluation – Copper – INS-1078

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Constancia mine Form 43-101F1 Technical Report

Figure 12-41 Contamination Evaluation – Copper – ST800006

Figure 12-42 Contamination Evaluation – Copper – ST800039

12.2.2	DRILLING DATABASE

An internal validation of the drillhole database against the original drill logs and assay certificate information was carried out by Hudbay. The validation included 100% of the assay values from the Pampacancha drilling. No significant discrepancies existed within the database and it is believed to be accurate and suitable for mineral resource estimation.

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Constancia mine Form 43-101F1 Technical Report

13	MINERAL PROCESSING AND METALLURGICAL TESTING

Ores currently being processed in the Plant are the ones established in the DFS (hypogene, supergene, skarn, mixed and high zinc), whose metallurgical response in terms of treatment, recovery and molybdenum and copper concentrate grades are acceptable. For example, the copper grade in the final concentrate is higher than 26%, with low levels of zinc, lead, iron, etc.

The molybdenum concentrated produced is over 47% Mo with low contents of copper, lead, iron, etc.

Metallurgical test work performed at laboratory and plant levels with Hypogene, Skarn, Supergene, High Zinc and Mixed ore from different polygons have enabled us to identify different reagents which show better performance according to each type of ore treated.

Pampacancha testwork is still at the prefeasibility level, so there are still several assumptions that have been made for the Pampacancha ore recovery and throughput in the Constancia plant.

Table 13-1, show copper recoveries according to the LOM 2016 – 2035. Copper recoveries for 2016 through 2018 include ramp up assumptions as the process is optimized and the oxide mineral content reduces to LOM levels.

Table 13-1 Copper recovery

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Constancia mine Form 43-101F1 Technical Report

13.1	SAMPLES

The samples for Constancia ore were obtained in coordination with the Mine-Geology area, keeping in mind the Mining Plan at the same time they were classified by phases and polygons for each type of ore (Hypogene, Skarn, high Zinc and Mixed).

13.2	CONSTANCIA

Different metallurgical tests are performed mainly aiming at predicting the metallurgical behavior of each polygon before entering the plant.

13.2.1	CONSTANCIA METALLURGICAL TESTING

For the commissioning of the Plant, the design parameters, size of feed P80, dosing and type of reagent, % of solids, PH, etc. were taken into account.

Simultaneously, several metallurgical tests were performed to check and optimize the treatment of different types of ore fed to the Plant.

Different assays were performed using different collectors in order to increase recoveries of Copper, Silver and Gold; among them D-101 Matcol, SKT-07 Ixom, DSP 432 – Ixom, Z-6 Renasa, from which the best performer was the D-101 collector. D-101 is currently in use as the primary collector to treat different types of ore. (This collector replaced the AP 3302 that was established in the design).

Resco RC-320A is used as a secondary collector, obtaining good performance when treating Skarn ores.

Testing was also performed with additional frothers including RE-100, Matfroth 355, M-10 Renasa. RE-100 is currently being used as the primary frother to replace AF-65 as established in the design.

Different types of flocculants were tested for the tailings thickener: Orifloc-5310, 5320 and A-130. The test work obtained good results with the Orifloc 5320 which replaced Orifloc 3118 established in the design. Using Orifloc 5320, solids discharge increased in the tailings thickener to 58%. Flocculant usage was also reduced 30gr/t to 15gr/t.

As a result of the changes mentioned above, a steady operation in the process plant has been achieved. The ratio CuOx/Cu T and Zn/Cu T should not be above 10% to maintain good operating results. To this end, a close coordination with geology is required to ensure that the ore fed to the Plant is within the values mentioned. Through the test work it was also established that the treatment for each different type of ore should be done independently and not blended. For example, soluble copper from Supergene ores would activate pyrite within a Hypogene-Supergene mix having a detrimental effect on concentrate grade.

13.2.1.1	FLOTATION ASSAYS WITH POLYGONS ORE

Continuing with the improvements in metallurgical performance, early flotation tests were implemented using polygons samples by type of ore that entered the plant, to predict the metallurgical behavior and to make the necessary adjustments regarding reagents dosing and other control variables such as: P80, solids percentage, pH, etc.

Constancia Pit Mineralogy and Copper Recovery

The Constancia deposit is a porphyry group of Cu-Mo-Ag that includes copper content in mineralized Skarn. Four mineralized areas were identified with each zone characterized by the type of copper ore it contained:

•

Hypogene zone with primary mineralization - porphyry type. This is the largest portion of the deposit, including disseminated, quartz veins in stock work and fractures containing chalcopyrite- molybdenite that run below the 3900 masl. Molybdenum is present as molybdenite and is mostly un- oxidized.

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Constancia mine Form 43-101F1 Technical Report

•

Mineralized Skarn zone, smaller in volume, but with higher grades of chalcopyrite, hypogene, rare bornite, galena and Sphalerite with mineralization occurring close to the surface. The Skarn contains lower levels of molybdenum. The zinc as Sphalerite concentrates higher in Skarn and in the Hypogene adjacent to Skarn. Lead is present as galena in close relation to Sphalerite.

•	The area of Supergene enrichment occurs lower, made up by secondary ores of digenite copper, covellite, chalcocite (rare native copper) deposited under a leached layer.

•	Mixed zone (transition) corresponds to the Supergenic and Hypogenic mineralization zone composed of secondary copper and chalcopyrite ores, both Sulphides are mixed or coexist in both zones.

Hypogene type ore
Recovery Cu T (%)= 85.68+8.50 * (Cu T Feed fresh) − 30.95 * (Zn Feed fresh)
Cu grade (%) = 23.52+4.65 * (Cu T Feed fresh) − 10.59 * (Zn Feed fresh)

Restrictions:
0.376 ≤ Cu T(%) ≤ 1.022 ;0.047 ≤ Zn % ≤ 0.307

In the recovery of hypogene type the ratio of Zn/ Cu T is critical and can, negatively influence the recovery.

Supergene type ore
Recovery Cu T (%) = 81.57+13.81 * (Cu T Feed fresh) − 33.26 * (Cu SS)
Where: Cu SS, is copper soluble in acid.

Cu grade (%) = 21.23+16.01 * Cu T (Feed fresh) − 27.35 * (Cu SS)−0.95 * Fe Feed Fresh

Restrictions:
0.436 ≤ Cu T(%) ≤ 1.008 ;0.048 ≤ Cu SS (%) ≤ 0.185 ;2.235 ≤ Fe (%) ≤ 5.036

The recovery of Supergene type ore is subject to the percentage of acid soluble copper and zinc in ore, both will negatively influence the recovery.

Skarn type ore

Recovery Cu T (%) = 70.48+29.68 * (Cu T Feed fresh) − 34.14 * (Zn Feed fresh)
Cu grade (%) = 26.19+2.59 * Cu T (Feed fresh) − 22.21 * (Zn Feed fresh) − 0.16 * Fe Feed Fresh

Restrictions:
0.436 ≤ Cu T(%) ≤ 1.008 ;0.048 ≤ Cu SS (%) ≤ 0.185 ;2.235 ≤ Fe % ≤ 5.036

The recovery of Skarn type ore is subject to the percentage of iron in ore, which will negatively influence the recovery.

13.3	PAMPACANCHA PFS TESTWORK

Pampacancha is a resource that was delineated during the Constancia feasibility study phase, and its development is only at the pre-feasibility study phase.

The principal development philosophy was to assume that the Constancia plant, process and reagents would be used to treat Pampacancha ore. However, the mineralization and rock types at Pampacancha were found to be different to those at Constancia and consequently, it may be necessary to develop a different regime for this domain.

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Constancia mine Form 43-101F1 Technical Report

13.3.1	PHASE 1

objective of Phase 1 testwork was to provide comminution and flotation design information for the Pampacancha resource. Phase 1 included mineralogical analysis through SGS Chile and comminution and flotation tests by SGS Perú. Phase 1 involved head assay, specific gravity, natural pH determination, preliminary rougher flotation reagent screening and pH on flotation performance. Locked cycle tests were conducted using the standard Constancia regime and some attempts at optimization.

The core samples selected for Pampacancha metallurgical testwork were fresh quarter core samples collected from diamond drill holes drilled from 2008 to 2011. Samples with Skarn lithology and Hypogene lithology were considered representative for the Pampacancha deposit. There was some concern about the age of the samples as oxidation of the samples may impact flotation results. Three master composites for comminution testing and two additional master composites for flotation testing were produced.

Comminution

Preliminary comminution test, SAG Power Index (SPI), Abrasion Index (Ai) and Bond Ball Work Index (BWi), were conducted by SGS Peru, results are shown in Table 13-2.

Table 13-2 Phase 1: Pampacancha Comminution Results

Comminution Parameters	Unit	Value
SAG Power Index	Min	59.3 - 93.6
Bond Abrasion Index	g	0.0772 – 0.1160
Bond Ball Work Index	kW-h/t	12.1 – 13.0

Locked Cycle Test

Revised conditions for two composites were a primary grind P80 of 106 µm, using a collector dosage of 30 g/t A-3302 and 10 g/t A-404 at a pH of 9.5 with rougher flotation time of 10 min, a regrind P80 of 25 µm and three stages of cleaning at a pH of 11.

Locked cycle test results are shown in Table 13-2, a concentrate grade from 19.6 to 21.6% Cu with a recovery from 78.6 to 79.2% Cu were achieved.

Table 13-3 Phase 1: Pampacancha Locked Cycle Test Results – Revised Conditions

Composite	Grade					Recovery
	Cu,	Fe,	Au,	Ag,	S,	Cu,	Fe,	Au,	Ag,	S,
	%	%	g/t	g/t	%	%	%	%	%	%
PMC01	19.6	25.4	9.95	174	22.7	78.6	2.36	61	61.6	56
PMC02	21.6	24.4	18.1	207	25	79.2	2.85	72.6	68.4	60.6

Constancia project conditions for two composites were a primary grind P80 of 106 µm, using a single collector dosage of 30 g/t A-3302 at a pH of 10 with rougher flotation time of 10 min, a regrind P80 of 25 µm and three stages of cleaning at a pH of 11.5. Results are shown in (Table 13-3).

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Constancia mine Form 43-101F1 Technical Report

Table 13-4 Phase 1: Pampacancha Locked Cycle Test Results – Constancia Project Conditions

Composite	Grade					Recovery
	Cu,	Fe,	Au,	Ag,	S,	Cu,	Fe,	Au,	Ag,	S,
	%	%	g/t	g/t	%	%	%	%	%	%
PMC01	26.6	26.9	13.3	223	26.1	77.5	2.01	59.6	61.6	47.1
PMC02	21.9	22.3	21.9	203	23	79.9	2.58	76.7	62.9	53.2

Flotation Variability Test

Using the optimal rougher conditions, fifteen samples were floated to determine the effect of the variability on rougher flotation. The head grades were in the range from 0.36 to 1.89% Cu.

The variability flotation test was a kinetic flotation for several times (0, 1, 2, 4, 8, 12 and 18 min). The results of the variability test are shown in (Table 13-5).

In the Phase 1 variability test, rougher concentrate recoveries were in the range from 81.2 to 93.5% Cu, 7.85 to 21.1% Fe, 75.8 to 93% Au and 65.9 to 88.4% Ag.

Table 13-5 Phase 1: Rougher Variability Testing Results

ID	Head Calculated				Rougher Grade				Rougher Recovery
	Cu	Au	Ag	Fe	Cu	Au	Ag	Fe	Cu	Au	Ag	Fe	Mass Pull
	%	g/t	g/t	%	%	g/t	g/t	%	%	g/t	g/t	%	%
Sample
PMS-01	1.19	0.53	4.4	35.7	5.91	2.71	19.7	26.8	84.7	86.7	76.7	12.8	17.1
PMS-03	0.68	0.25	3.92	11.3	2.96	1.13	14.1	11.8	88.2	90.2	72.7	21.1	20.1
PMS-04	0.88	0.33	8.91	33.7	3.71	1.37	34.3	25.6	91.1	88.3	83.2	16.4	21.6
PMS-05	0.49	0.42	8.2	12.8	2.13	1.73	33	11.2	90.1	84.8	83.5	18.2	20.7
PMS-06	0.72	1.03	7.93	35.6	4.07	6.03	40.7	26.3	89.8	93	81.3	11.7	15.8
PMS-07	1.05	0.22	6.23	39	4.44	0.83	22	29.5	88	78.1	73.7	15.7	20.8
PMS-08	1.89	0.89	6.2	41.4	9.38	4.05	23.9	30.5	90.9	83.2	70.7	13.5	18.3
PMS-09	0.93	0.34	2.65	48.6	7.18	2.42	15	32.9	89.5	81.7	65.9	7.85	11.6
PMS-10	0.93	0.3	13.1	36.1	5.56	1.49	70.5	28.1	92.4	76.5	83.4	12.1	15.5
PMS-11	0.36	0.26	2.98	12.2	1.58	1.1	10.9	10.6	81.2	77.5	68.3	16.3	18.7
PMS-13	0.83	1.1	21.2	21.8	3.42	4.71	83	19.4	89.6	92.8	85.2	19.4	21.7
PMS-15	0.62	0.57	9.26	17.4	2.48	2.29	35.3	15.5	86	86.2	81.6	19.1	21.4
PMS-16	0.84	0.42	4.36	32	4.64	2.19	20.5	20.8	93.5	88.2	80	11	17
PMS-17	0.92	0.39	6.47	24	3.63	1.35	20.5	21.6	87.3	75.8	70	19.9	22.1
PMS-18	0.72	0.46	5.29	17.9	3.37	1.98	23.8	15.4	91.2	84.6	88.4	16.9	19.6
AVERAGE	0.87	0.5	7.4	28	4.3	2.36	31.2	21.7	88.9	84.5	77.6	15.5	18.8

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Constancia mine Form 43-101F1 Technical Report

Mineralogy

QemSCAN, analysis type PMA, was conducted on the Locked Cycle Test (LCT) head stream for the two composites to determine the mineral assemblage. The copper occurrence for PMC01 was mainly chalcopyrite (70.1%), bornite (27.9%) and chalcocite (1.06%) . For PMC02, copper occurrence was mainly chalcopyrite (73.1%), bornite (22.0%) and enargite - tennantite (2.27%) . Table13-6 reports QemSCAN modal analysis results.

Table 13-6 Phase 1: Mineralogical analysis (Mineral Mass %)

Minerals	PMC-01	PMC-02
Chalcopyrite	11.2	10.29
Chalcocite/Covellite	0.23	0.48
Bornite	2.81	1.98
Enargite/Tennantite	0.11	0.29
Pyrite	4.66	3.64
Pyrrhotite	0.16	0.08
Molybdenite	0.03	0.69
Sphalerite	1.23	1.41
Galena	0.35	0.45
Quartz	9.75	13.32
Plagioclase	0.73	1
K-Feldspar	3.39	3.91
Biotite	4.61	2.99
Amphibole	3.11	4.24
Pyroxene	1.39	1.26
Tourmaline	0.88	1.15
Other Silicates	0.09	0.08
Muscovite/Sericite	0.86	1.32
Chlorite	10.31	5.04
Albite	0.06	0.23

Minerals	PMC-01	PMC-02
Epidote	0.16	0.19
Clays	0.26	0.59
Calcite	15.75	16.24
Ankerite	6.64	10.59
Anhydrite/Gypsum	1.74	1.51
Rutile	0.13	0.21
Ilmenite	0.01	0.02
Fe Oxides	18.88	15.2
Sphene	0.07	0.07
Siderite	0.08	1.19
Apatite	0.23	0.21
Others	0.11	0.13
Total	100	100

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Constancia mine Form 43-101F1 Technical Report

13.3.2	PHASE 2

During 2012, SGS Laboratory in Lima, Peru, conducted a test program using drill core rejects from the 2011 program. The main objective of Phase 2 was to obtain the metallurgical response of mineralized material from the Pampacancha deposit to Constancia project flotation conditions. Phase 2 involved head assay, specific gravity, natural pH determination, a locked cycle test to approximate plant metallurgical results and variability flotation test on Constancia flotation conditions.

Samples with Skarn lithology and Hypogene lithology were considered representative for the Pampacancha deposit. Three master composites were produced and designated for each sector in the Pampacancha deposit.

Locked Cycle Test

Constancia project flotation conditions for locked cycle tests are shown in Table 13-7.

Table 13-7 Pampacancha Locked Cycle Test Conditions

	Reagents, g/t			Grind	Time,
					min
Stage	CaO	A-3302	AF-65	P80, µm	Cond.	Flot.	pH
Grinding	Req	15		106
Conditioning	Req	15	Req				10
Rougher						10
Regrinding				25	2
Cleaner 1	Req					4	11.5
Conditioning
Scavenger						8	11.5
Cleaner 2	Req					3	11.5
Cleaner 3	Req					3	11.5

Locked cycle test results are shown in Table 13-8. A concentrate grade from to 14.9 to 25.3% Cu with a recovery from 67.8 to 80.6% Cu was achieved

Table 13-8 Pampacancha Phase 2: Locked Cycle Test Results

	Grade				Recovery
	Cu, %	Fe, %	Au, g/t	Ag, g/t	Cu, %	Fe, %	Au, %	Ag, %
Composite
PMC-03	21.1	22.4	9.7	188.5	76.3	2.2	62.2	63.1
PMC-04	25.3	24.7	11.3	151.1	67.8	1.7	53.8	56.5
PMC-05	14.9	21.1	6.7	165.8	80.6	2.4	61.3	70.3

Flotation Variability Test

A variability test was performed under Constancia project flotation conditions on 30 variability samples with Skarn lithology and Hypogene zone, which were floated to determine the effect of the variability on rougher flotation. The head grades were in the range from 0.21 to 1.29% Cu. The variability flotation test was a kinetic flotation for several times (0, 1, 2, 4, 8, 12 and 18 min).

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Constancia mine Form 43-101F1 Technical Report

The results of the variability test including, cumulative recovery and grade until flotation completion (18 min), are shown in Table 13-9. Rougher concentrate recoveries were in the range from 75.3 to 95.7% Cu, 8.6 to 36.5% Fe, 54.7 to 91.8% Au and 54.1 to 95.1% Ag.

Table 13-9 Phase 2: Rougher Variability Testing Results

	Head Calculated				Rougher Grade				Rougher Recovery				Mass
													Pull
	Cu		Au	Ag			Au
Samples		Fe %			Cu %	Fe %		Ag g/t	Cu %	Fe %	Au %	Ag %
	%		g/t	g/t			g/t
													%
PRS-01	0.31	19.9	0.13	0.76	1.37	12.2	0.55	2.54	90.0	12.5	89.8	68.3	20.3
PRS-02	1.26	2.6	0.55	6.81	5.47	26.7	2.27	28.3	90.0	13.0	85.1	86.3	20.8
PRS-03	0.43	32.1	0.14	6.58	1.78	22.0	0.55	23.0	89.9	14.8	82.9	75.3	21.5
PRS-04	1.30	33.3	0.62	6.80	4.45	28.4	1.63	19.9	90.3	22.4	69.0	77.1	26.3
PRS-07	0.31	28.1	0.13	1.85	1.03	20.2	0.43	5.67	86.9	18.5	84.2	79.1	25.8
PRS-11	0.22	3.76	0.11	2.79	0.55	3.96	0.23	6.18	87.6	36.5	74.3	76.6	34.7
PRS-12	0.60	26.9	0.26	3.73	1.92	20.2	0.81	11.2	85.2	19.8	82.1	79.1	26.4
PRS-15	0.38	13.4	0.12	1.51	1.38	11.5	0.43	5.30	86.6	20.7	88.2	84.4	24.0
PRS-16	0.46	30.2	0.17	3.36	2.25	21.3	0.84	15.4	89.	13.0	91.8	84.7	18.5
PRS-18	0.39	24.8	0.34	10.5	1.20	20.1	0.90	28.7	84.2	22.0	72.7	74.4	27.2

	Head Calculated				Rougher Grade				Rougher Recovery				Mass
													Pull
	Cu		Au	Ag			Au
Samples		Fe %			Cu %	Fe %		Ag g/t	Cu %	Fe %	Au %	Ag %
	%		g/t	g/t			g/t
													%
PRS-19	1.24	41.1	0.63	11.2	4.9	32.8	3.12	41.2	85.5	17.3	72.8	79.9	21.7
PRS-20	1.00	21.1	0.69	29.0	2.62	18.4	1.59	71.5	88.7	29.3	77.6	83.0	33.7
PRS-21	0.64	25.2	0.19	5.02	2.05	17.5	0.59	14.7	88.7	19.3	84.1	81.1	27.8
PRS-22	0.35	41.2	0.19	5.23	1.51	29.9	0.09	18.6	89.2	14.8	86.9	72.3	20.3
PRS-23	0.33	14.3	0.26	5.13	0.97	12.1	0.68	13.4	83.8	24.5	74.8	75.5	28.9
PRS-24	0.27	11.5	0.21	5.65	0.73	12.4	0.47	9.24	90.2	35.6	73.6	54.1	33.1
PRS-27	0.37	15.5	0.16	2.38	1.02	12.3	0.40	6.25	84.5	24.7	80.5	81.5	31.0
PRS-30	0.60	43.0	0.18	2.90	2.86	29.7	0.78	10.4	90.6	13.1	83.1	68.1	18.9
PRS-31	0.64	18.2	0.17	6.14	1.78	15.4	0.47	15.5	93.2	28.3	89.3	84.6	33.5
PRS-32	1.08	39.6	0.42	7.01	3.82	29.6	1.24	16.1	75.3	16.0	63.6	68.9	21.4
PRS-34	0.46	13.2	0.60	9.84	1.45	11.3	1.60	29.8	89.7	24.4	75.8	86.5	28.6
PRS-35	0.74	7.55	0.62	23.5	1.77	7.61	2.59	90.7	82.0	23.4	85.9	79.0	20.5
PRS-36	0.65	15.1	0.098	14.4	2.17	14.0	0.31	47.9	95.7	26.6	89.1	95.1	28.7
PRS-37	0.48	28.8	0.31	6.59	2.46	19.2	1.41	32.2	84.9	10.9	75.5	80.4	16.5
PRS-39	0.52	16.7	0.16	13.1	2.19	18.9	0.52	52.3	92.1	24.8	69.9	87.8	22.0
PRS-40	0.49	31.9	0.13	2.61	2.45	21.2	0.61	10.5	88.3	11.8	84.1	71.6	17.8
PRS-42	0.50	22.2	0.19	11.3	1.68	16.9	0.52	35.7	84.9	19.0	67.5	78.9	25.0
PRS-43	0.37	14.5	0.16	6.42	1.26	11.9	0.48	21.6	88.7	21.6	81.5	88.3	26.2
PRS-46	0.80	40.1	0.32	6.33	4.04	24.0	1.61	31.4	91.8	10.8	90.5	89.6	18.1
PRS-49	0.45	29.3	0.17	6.35	2.75	16.7	0.61	34.4	92.9	8.56	54.7	81.5	15.1

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13.3.3	CONCLUSION

The Phase 1 locked cycle test with revised conditions yielded a final concentrate grade at 95 per cent confidence level of 19.6 ± 2.7% Cu for PMC01 and 21.6 ± 1.8% Cu for PMC02 with a recovery of 78.6 ± 0.5% Cu for PMC01 and 79.2 ± 2.2% Cu for PMC02 at the same level confidence. On the other hand, locked cycle test with Constancia project conditions yielded a final concentrate grade at 95 per cent confidence level of 26.6 ± 0.7% Cu for PMC01 and 21.9 ± 0.8% Cu for PMC02 with a recovery of 77.5 ± 0.9% Cu for PMC01 and 79.9 ± 2.7% Cu for PMC02 at the same level confidence.

Phase 1 mineralogy copper sulphide (chalcopyrite, bornite, chalcocite, covellite, digenite) was found majority free and liberated in head of composite PMC01 (80.0%) and PMC02 (79.9%) .

Phase 2 locked cycle test with revised conditions yielded a final concentrate grade at 95 per cent confidence level of 21.1 ± 1.7% Cu for PMC03, 25.3 ± 0.9% Cu for PMC04 and 14.9 ± 4.4% Cu for PMC05 with a recovery of 76.3 ± 0.9% Cu for PMC03, 67.8 ± 2.8% Cu for PMC04 and 80.6 ± 1.9% Cu for PMC05 at the same level confidence.

13.3.4	DISCUSSION

In Phase 1 locked cycle testing with revised conditions, the copper grade for composite PMC02 was below industry commercial copper grade. Chemical characterization of the cleaner concentrate reported values that may be close to penalty levels for As (0.26%), Sb (0.19%), and Pb (1.5%) . In locked cycle testing with Constancia project conditions, copper grade for composite PMC02 was below commercial copper grade. Chemical characterization of the cleaner concentrate reported values that may be close to penalty levels for As (0.25%), Sb (0.19%), and Pb (1.02%) . Lime consumption was from 865 to 1,245 g/t.

In Phase 2 locked cycle test with Constancia conditions, the copper grade for composite PMC03 and PMC05 was below commercial copper grade. Chemical characterization for cleaner concentrate reported values that might be close to penalty levels for Sb (0.15%) and Zn (3.48%) for PMC03 and Zn (3.33%) for PMC04. Lime consumption was from 1,595 to 2,053 g/t.

The low concentrate grades from the locked cycle test, and the low recoveries in cleaning are accompanied with low sulphur grades in the concentrates. Preliminary mineralogy suggests that this may be due to small copper sulphide inclusions in hard silicates. QemSCAN mineralogy showed that over 90% of the copper sulphides were moderately liberated or better, which was also evident in the rougher flotation variability testwork. However, 10 to 16% of the copper sulphides were associated with silicates and so this may explain the difficulty in getting adequate cleaning recovery and final concentrate grade in the locked cycle testwork.

13.3.5	RECOMMENDATIONS

In Phase 1, average rougher concentrate recoveries of 88.9% Cu, and 77.6% Ag were obtained in the variability tests. Therefore, it is recommended that recoveries of 85% Cu and 65% Ag be used for pre-feasibility study level projections, assuming typical losses in cleaning. The locked cycle testing had much higher losses in cleaning, but it is assumed at this stage that further investigation will resolve this issue.

While the concentrate in the locked cycle tests had low copper grades, they were not diluted by pyrite, lead, zinc or other metals that are typically difficult to remove in cleaning. Therefore it is assumed that the silicate dilution of concentrate will be resolved in the next round of testwork. As a result, 25 to 28% Cu concentrate is assumed for the pre-feasibility study purposes.

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It is planned to treat the Pampacancha resource in the Constancia plant, blending it with Constancia ores. It is recommended that further testwork be conducted on mining blends of these two ore types to ensure that they do not adversely affect each other. On the other hand, this also may be an opportunity as they may produce better results than either ore type by itself.

As with Constancia supergene ore, the minor chalcocite-diginite components in Pampacancha feed are expected to activate sphalerite in the high zinc Constancia ore type, so the two should be kept separate. Current mine planning will allow for segregation of the high zinc Constancia ore should separate treatment prove to be necessary.

The next phase should use fresh drill cuttings to avoid sample oxidation from impacting flotation recovery. Confirmation of the comminution results is also required, in case oxidation may have weakened the samples.

Further testwork on comminution should include JK Drop Weight Tests, SMC testing and a repeat of Bond work index and abrasion indexes to confirm the assumptions made at this stage.

Detailed diagnostic mineralogy is required on rougher concentrates, final concentrate and cleaner scavenger tailings samples in order to target regime changes to improve cleaner recovery and final concentrate grades.

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14	MINERAL RESOURCE ESTIMATES

The Constancia mineral resource estimate has been developed by Hudbay, effective June 30th 2016. The initial mineral resource estimate of Constancia was completed by AMEC in 2012 on behalf of Hudbay, and published on at www.sedar.com the same year (NI 43-101 October 15, 2012).

Additional work performed by Hudbay between 2012 and 2015 led to a mineral resource estimate update. Given the fact that the mineral resource estimate update did not constitute a material change, Hudbay did not file an update to the previous NI 43-101. However, the updated results were published in Hudbay’s 2015 AIF.

After carrying out additional work in 2015, Hudbay completed a new mineral resource estimate for Constancia, with an effective date of June 30th 2016. This mineral resource estimate presents an update to the resource estimate included in the 2012 Technical Report.

The 3D block models and determination of the mineral resources at the Constancia and Pampacancha deposits were reviewed and approved by Cashel Meagher, P. Geo., Chief Operating Officer of Hudbay Minerals and Qualified Person of this Technical Report.

The mineral resources, classified as Measured, Indicated and Inferred in Constancia and Pampacancha are summarized in Table 14-1 and Table 14-2 respectively, and have an effective date of June 30th 2016.

Table 14-1 Constancia Mineral Resource by Category and NSR Cut-Off

Category	Tonnes	NSR Cut Off	Cu%	Ag g/t	Mo%	Au g/t
Measured	608,700,000	≥ $6.04	0.27	2.74	0.009	0.04
Indicated	399,300,000	≥ $6.04	0.19	2.09	0.005	0.03
Measured + Indicated	1008,000,000	≥ $6.04	0.24	2.48	0.007	0.03

Inferred	138,200,000	≥ $6.04	0.17	1.71	0.004	0.02

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic visibility. The above mineral resources include mineral reserves.
2.	Domains were modelled in 3D to separate mineralized rock types from surrounding waste rock. The domains were based on core logging, structural and geochemical data.
3.	Raw drill hole assays were composited to 7.5 meters lengths broken at lithology boundaries.
4.	Capping of high grades was considered necessary and was completed for each domain on assays prior to compositing.
5.

Block grades for copper and the rest of elements were estimated from the composites using ordinary kriging interpolation into 10 m x 10 m x 10 m blocks coded by domain and re-blocked to 20 m x 20 m x 15m.

6.	Bulk Density was assigned by lithology, alteration zone and bench. Bulk density based on 1,247 measurements collected by Hudbay and previous operators.
7.	Blocks were classified as Measured, Indicated or Inferred in accordance with CIM Definition Standards 2014.
8.

Mineral resources are constrained within a computer generated pit using the Lerchs-Grossman algorithm. Metal prices of US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/troy oz silver and US$1260.00/troy oz gold. Metallurgical recoveries of 90.5% copper, 55% molybdenum, 72% silver and 60% gold were applied to sulfide material. Metallurgical recoveries of 88.4% copper, 55% molybdenum, 90% silver and 60% gold were applied to mixed and supergene material. A metallurgical recovery of 84% copper, 55% molybdenum, 52% silver and 60% gold for copper was applied to skarn and Hi Zinc material. NSR was calculated for every model block and is an estimate of recovered economic value of copper, molybdenum, silver and gold combined. Cut-off grades were set in terms of NSR based on current estimates of process recoveries, total process and G&A operating costs of US$6.04/ton.

9.	Totals may not add up correctly due to rounding.

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Table 14-2 Pampacancha Mineral Resource by Category and NSR Cut-Off

Category	Tonnes	NSR Cut Off	Cu%	Ag g/t	Mo%	Au g/t
Measured	30,300,000	≥ $6.04	0.48	4.37	0.013	0.28
Indicated	35,400,000	≥ $6.04	0.33	3.42	0.013	0.22
Measured + Indicated	65,700,000	≥ $6.04	0.40	3.86	0.013	0.25

Inferred	191,000	≥ $6.04	0.14	3.23	0.009	0.19

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic visibility. The above mineral resources include mineral reserves.
2.	Domains were modelled in 3D to separate mineralized rock types from surrounding waste rock. The domains were based on core logging, structural and geochemical data.
3.	Raw drill hole assays were composited to 5 meters lengths broken at lithology boundaries.
4.	Capping of high grades was considered necessary and was completed for each domain on assays prior to compositing.
5.

Block grades for copper and the rest of elements were estimated from the composites using ordinary kriging interpolation into 10 m x 10 m x 10 m blocks coded by domain and re-blocked to 20 m x 20 m x 15m.

6.	Bulk Density was assigned by lithology, alteration zone and bench. Bulk density based on 583 measurements collected by Hudbay and previous operators.
7.	Blocks were classified as Measured, Indicated or Inferred in accordance with CIM Definition Standards 2014.
8.

Mineral resources are constrained within a computer generated pit using the Lerchs-Grossman algorithm. Metal prices of US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/troy oz silver and US$1260.00/troy oz gold. Metallurgical recoveries of 85% copper, 40% molybdenum, 70% silver, 70% gold, 41% lead and 30% zinc were applied to skarn material. NSR was calculated for every model block and is an estimate of recovered economic value of copper, molybdenum, silver and gold combined. Cut-off grades were set in terms of NSR based on current estimates of process recoveries, total process and G&A operating costs of US$6.04/ton.

9.	Totals may not add up correctly due to rounding

Factors That May Affect the Mineral Resource Estimate

Areas of uncertainty that may materially impact the mineral resource estimate includes:

•	Operating cost assumptions.
•	Metal recovery assumptions used and changes to the metallurgical recovery assumptions as a result of new metallurgical testwork.
•	Changes to the tonnage and grade estimates may vary as a result of more drilling, new assay and tonnage factor information.

14.1	CONSTANCIA

14.1.1	KEY ASSUMPTIONS OF MODEL

Thirty-eight long-sections and thirty-three cross-sections spaced every 50 m cover the length and width of the deposit. UTM coordinates based on the World Geodetic System (WGS84) datum were used for the collar survey.

As shown in Table 14-3, there are 811 drill holes totalling approximately 201,975 metres within the Constancia and Pampacancha deposits. A total of 403 drill holes were used to support the mineral resource estimation in Constancia. Since they were considered too distant from the main zone, the remaining drill holes (condemnation and exploration drilling) were not used for the resource estimation.

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Table 14-3 Drilling Data by Company

Company	Time Period	Number of Drill Holes	Total Length (in meters)
Rio Tinto	2003-2004	24	7,483
Norsemont	2005	41	9,799
Norsemont	2006	66	20,403
Norsemont	2007	77	29,060
Norsemont	2,008	219	63,048
Norsemont	2009	33	5,009
Norsemont	2010	93	26,231
Hudbay	2011	186	30,940
Hudbay	2012	46	5,639
Hudbay	2014-2015	26	4,353
Summary		811	201,975

The historic drill hole database was provided in Microsoft Access® format. Recent drilling (since 2014) is stored in the Datashed® database. The files were imported as collar, downhole survey and assay data into MineSight® with a cut-off date for mineral resource estimate purposes of June 30th, 2016.

The topographic surface is based on photogrammetric data surveys performed in 2013 (2 meters contours) by Horizons South America S.A.C. This surface was used as the base to construct all the related topographic surfaces in MineSight.

14.1.2	WIREFRAME MODEL AND MINERALIZATION

The Constancia deposit trends approximately along an azimuth of N150° with a general dip of 70° to the East. Geologically, Constancia is a Cu-Mo porphyry type deposit with small bodies of Cu-Au skarn located at the contact between the porphyry intrusions and the sediments. The Constancia deposit is continuous along a strike length of 3.0 km east-west, 3.0 km north-south and to a vertical depth of approximately 900 m. Wireframes were constructed from 50 m. Cross sections for each lithological unit are presented in Figure 14-1 (lithologies), Figure 14-2 (alteration) and Figure 14-3 (oxidation).

Constancia presents the typical porphyry alteration zonation: argillic in the upper part, phyllic and potassic in the middle, with the propylitic alteration surrounding the deposit. Higher grade mineralization correlates with the phyllic and potassic alteration zones.

Oxidation levels of the deposit have been modelled using the total copper to acid soluble copper (sulphuric and cyanide) ratio following the formulas presented in Table 14-4 while Figure 14-3 presents the interpreted wireframes.

Table 14-4 Mine Zone Formulation

Oxidation Levels	Criteria
Oxide	(CuSS / CuT) > 40%
Supergene	(CuSS + CuCN / CuT) > 70%
Mix	70 ≥ (CuSS + CuCN / CuT) > 30%
Hypogene	(CuSS + CuCN / CuT) ≤ 30%

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Figure 14-1 3D View of Interpreted Lithology Wireframes, Looking North East

Figure 14-2 3D View of Interpreted Alteration Wireframes, Looking North East

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Figure 14-3 14-3 3D View of Interpreted Mineralization Wireframes, Looking North East

14.1.3	EXPLORATORY DATA ANALYSIS

Exploratory data analysis (EDA) comprised basic statistical evaluation of the assays and composites for copper (Cu), molybdenum (Mo), silver (Ag), gold (Au), lead (Pb), zinc (Zn), arsenic (As), sulphur (S), iron (Fe), Calcium (Ca), soluble copper in sulphuric acid (CuSS) and soluble copper in cyanide (CuCN).

Assays

The Table 14-5 presents the number of samples collected along with the basic statitics for all elements.

Table 14-5 Full Assays Statistics.

Element	Count	Min	Max	Mean	Std. Devn.	Variance	Co. of Variation
Cu	70,974	0.00	14.95	0.21	0.38	0.14	1.76
Mo	70,974	0.00	0.69	0.01	0.01	0.00	2.14
Ag	70,974	0.00	335.00	2.60	6.01	36.10	2.31
Au	70,694	0.00	16.03	0.04	0.18	0.03	5.00
Pb	70,974	0.00	14.45	0.04	0.22	0.05	5.38
Zn	70,974	0.00	41.84	0.09	0.50	0.25	5.49
As	70,974	1.50	1490.00	13.65	35.58	1265.73	2.61
S	70,974	0.00	20.54	1.65	1.90	3.59	1.15
Fe	70,974	0.01	61.08	3.67	4.74	22.48	1.29
Ca	69,865	0.01	51.00	3.20	6.48	42.05	2.03
CuSS	66,901	0.00	9.31	0.01	0.08	0.01	6.41
CuCN	66,901	0.00	11.20	0.04	0.16	0.03	4.54

Box Plots

Box plots of the basic statistics for total Cu, Mo, Ag, Fe and Zn by lithologies and Cu by mineralization type are displayed in Figure 14-4 to Figure 14-9.

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Figure 14-4 Box Plots of Total Copper by Lithology

Figure 14-5 Box Plots of Molybdeum by Lithology

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Figure 14-6 Box Plots of Silver by Lithology

Figure 14-7 Box Plots of Iron by Lithology

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Figure 14-8 Box Plots of Zinc by Lithology

Figure 14-9 Box Plots of Total Copper by Mineralization

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Contact Plot

EDA contact plots displaying average Cu grades by distance classes on either side of the contact between each lithology domain were created. The contact profiles show that there are sharp (hard), gradual (firm) and no (soft) changes in metal grade across the contacts. Examples are shown in Figure 14-10 to Figure 14-14 and matrixes of boundary conditions are presented in Table 14-6 and Table 14-7.

Figure 14-10 Contact Profile, Supergene and Hypogene Mineralization

Figure 14-11 Contact Profile, Oxide and Supergene Mineralization

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Figure 14-12 Contact Profile, Mixed and Hypogene Mineralization

Figure 14-13 Contact Profile, Supergene and Mixed Mineralization

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Figure 14-14 Contact Profile, Skarn and MP1 Lithology

Table 14-6 Matrix of Boundary, Total Copper by Lithology

Table 14-7 Matrix of Boundary, Total Copper by Mineralization

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Composite

In order to normalize the weight of influence for each sample, assay intervals were regularized by compositing the drill hole data into 7.5 m lengths using lithology boundaries to break composites. The length selection was based on the block height (i.e. 15 m) and the distribution of the assay intervals. Statistical analysis shows that nearly 80% of the samples are 2 meters-length (Figure 14-15). Sampling intervals greater than 3 m come from samples with lower core recovery.

Figure 14-15 Interval Length Histograms

16,510 composites were generated inside the mineralization envelope. Of those composites, less than 3% had a length shorter than 3.75 m. These short composites were excluded from the grade interpolation in order to ensure length normalization.

EDA of assay and composite statistics are summarized in the following tables in terms of lithology and mineralization in order to demonstrate that bias was not introduced at the compositing stage (Tables 14-8 to 14-14).

Table 14-8 Assay and Composite Statistics for Cu by Lithology

COMPOSITE	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	1,173	0.00	1.30	0.10	0.15	0.02	1.40
SEDIMENTARY	887	0.00	4.12	0.06	0.22	0.05	3.51
SKARN	1,408	0.00	8.50	0.42	0.52	0.27	1.25
MP1	11,103	0.00	6.06	0.24	0.30	0.09	1.24
MP2	1,225	0.00	4.13	0.12	0.27	0.07	2.29
QMP	560	0.00	2.97	0.08	0.22	0.05	2.75
ASSAYS	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	5,112	0.00	3.55	0.11	0.17	0.03	1.58
SEDIMENTARY	3,805	0.00	8.25	0.07	0.31	0.10	4.51
SKARN	6,375	0.00	14.95	0.42	0.67	0.45	1.61
MP1	46,307	0.00	12.75	0.24	0.34	0.12	1.45
MP2	5,216	0.00	6.74	0.11	0.30	0.09	2.86
QMP	2,408	0.00	4.23	0.08	0.26	0.07	3.17

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Table 14-9 Assay and Composite Statistics for Cu by Mineralization

COMPOSITE	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
LEACH	889	0.00	0.97	0.05	0.08	0.01	1.65
OXIDE	449	0.00	3.48	0.31	0.45	0.20	1.48
SUPERGENE	1,634	0.00	6.06	0.44	0.50	0.25	1.15
MIXED	307	0.00	4.13	0.41	0.39	0.15	0.94
HYPOGENE	11,060	0.00	8.50	0.22	0.28	0.08	1.27
ASSAYS	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
LEACH	3,427	0.00	1.34	0.05	0.08	0.01	1.76
OXIDE	1,788	0.00	10.30	0.28	0.53	0.28	1.91
SUPERGENE	6,188	0.00	12.75	0.43	0.58	0.34	1.36
OXIDE	1,090	0.00	6.74	0.39	0.48	0.23	1.24
HYPOGENE	48,991	0.00	14.95	0.22	0.35	0.13	1.59

Table 14-10 Assay and Composite Statistics for Mo by Lithology

COMPOSITE	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	1,173	0.000	0.097	0.004	0.008	0.000	1.92
SEDIMENTARY	887	0.000	0.170	0.002	0.009	0.000	3.91
SKARN	1,408	0.000	0.202	0.008	0.013	0.000	1.60
MP1	11,103	0.000	0.173	0.008	0.011	0.000	1.47
MP2	1,225	0.000	0.097	0.003	0.009	0.000	2.80
QMP	560	0.000	0.073	0.003	0.007	0.000	2.79
ASSAYS	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	5,112	0.000	0.442	0.004	0.010	0.000	2.51
SEDIMENTARY	3,805	0.000	0.344	0.002	0.011	0.000	4.49
SKARN	6,375	0.000	0.347	0.008	0.017	0.000	2.02
MP1	46,307	0.000	0.690	0.008	0.014	0.000	1.89
MP2	5,216	0.000	0.349	0.003	0.010	0.000	3.53
QMP	2,408	0.000	0.161	0.002	0.008	0.000	3.41

Table 14-11 Assay and Composite Statistics for Ag by Lithology

COMPOSITE	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	1,173	0.00	21.50	1.63	1.71	2.91	1.05
SEDIMENTARY	887	0.10	78.50	1.96	4.01	16.05	2.04
SKARN	1,408	0.10	65.90	4.63	6.03	36.31	1.30
MP1	11,103	0.00	156.80	2.68	4.04	16.33	1.51
MP2	1,225	0.20	28.30	1.50	2.44	5.93	1.62
QMP	560	0.00	12.30	1.19	1.84	3.40	1.55
ASSAYS	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	5,112	0.00	63.40	1.73	2.65	7.05	1.54
SEDIMENTARY	3,805	0.10	104.00	2.16	6.01	36.17	2.78
SKARN	6,375	0.10	169.00	4.73	8.11	65.84	1.72
MP1	46,307	0.00	335.00	2.68	6.18	38.21	2.31
MP2	5,216	0.00	52.00	1.42	3.09	9.57	2.18
QMP	2,408	0.00	28.90	1.20	2.36	5.58	1.97

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Table 14-12 Assay and Composite Statistics for Au by Lithology

COMPOSITE	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	1,170	0.00	0.65	0.02	0.03	0.00	1.59
SEDIMENTARY	887	0.00	1.33	0.02	0.05	0.00	2.26
SKARN	1,374	0.00	1.94	0.07	0.12	0.01	1.68
MP1	11,019	0.00	4.66	0.03	0.10	0.01	2.78
MP2	1,221	0.00	0.88	0.02	0.04	0.00	2.15
QMP	560	0.00	0.65	0.02	0.04	0.00	2.48
ASSAYS	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	5,107	0.00	1.88	0.02	0.06	0.00	2.69
SEDIMENTARY	3,805	0.00	2.51	0.03	0.08	0.01	3.16
SKARN	6,297	0.00	5.21	0.07	0.17	0.03	2.33
MP1	46,119	0.00	16.03	0.04	0.21	0.04	5.68
MP2	5,207	0.00	1.45	0.02	0.04	0.00	2.46
QMP	2,408	0.00	1.87	0.02	0.06	0.00	3.29

Table 14-13 Assay and Composite Statistics for Zn by Lithology

COMPOSITE	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	1,173	0.00	3.01	0.06	0.13	0.02	2.23
SEDIMENTARY	887	0.00	14.01	0.22	0.74	0.55	3.38
SKARN	1,408	0.00	8.29	0.35	0.73	0.53	2.10
MP1	11,103	0.00	5.09	0.05	0.15	0.02	2.92
MP2	1,225	0.00	2.26	0.06	0.15	0.02	2.52
QMP	560	0.00	2.52	0.05	0.16	0.02	2.97
ASSAYS	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	5,112	0.00	7.48	0.06	0.20	0.04	3.15
SEDIMENTARY	3,805	0.00	41.84	0.26	1.41	1.98	5.32
SKARN	6,375	0.00	14.60	0.36	0.98	0.96	2.74
MP1	46,307	0.00	17.70	0.05	0.24	0.06	4.77
MP2	5,216	0.00	12.47	0.06	0.27	0.07	4.47
QMP	2,408	0.00	7.74	0.06	0.32	0.10	5.40

Table 14-14 Assay and Composite Statistics for Fe by Lithology

COMPOSITE	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	1,173	0.44	22.81	3.45	1.64	2.67	0.47
SEDIMENTARY	887	0.19	38.40	3.01	3.02	9.10	1.00
SKARN	1,408	0.37	50.00	9.52	9.60	92.24	1.01
MP1	11,103	0.02	45.09	2.96	1.94	3.78	0.66
MP2	1,225	0.54	39.78	3.13	2.58	6.65	0.82
QMP	560	0.70	46.23	3.09	2.97	8.85	0.96
ASSAYS	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	5,112	0.38	48.65	3.47	2.13	4.55	0.62
SEDIMENTARY	3,805	0.14	50.00	3.06	4.01	16.05	1.31
SKARN	6,375	0.01	61.08	9.77	11.32	128.20	1.16
MP1	46,307	0.01	56.87	3.01	2.62	6.85	0.87
MP2	5,216	0.25	50.00	3.08	3.07	9.43	1.00
QMP	2,408	0.38	50.00	3.15	3.99	15.92	1.27

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Grade capping

A length weighted, log-scaled probability plots (CPP) analysis of the composites was conducted to define grade outliers within each of the separately evaluated domains. Figures 14-16 to 14-24 show different CPPs for copper in the different estimation domains. Table 14-15, 14-16 and 14-17 shows the outlier detected in the CPP curves for all elements.

Usually capping is done on the assays in order to ensure that the significant outliers are removed from the samples population. Since compositing modify the samples population, capping after compositing could have resulted in optimistic grade estimation. However the metal reconciliation of Constancia mine has shown, since July 2014 that the resource block model does not overestimate the grades. Therefore, it is considered that the capping method has not contributed to produce optimistic grade estimation.

Figure 14-16 Cumulative Probability Plot for Copper in DOMCU 1

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Figure 14-17 Cumulative Probability Plot for Copper in DOMCU 2

Figure 14-18 Cumulative Probability Plot for Copper in DOMCU 3

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Figure 14-19 Cumulative Probability Plot for Copper in DOMCU 4

Figure 14-20 Cumulative Probability Plot for Copper in DOMCU 5

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Figure 14-21 Cumulative Probability Plot for Copper in DOMCU 6

Figure 14-22 Cumulative Probability Plot for Copper in DOMCU 7

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Figure 14-23 Cumulative Probability Plot for Copper in DOMCU 8

Figure 14-24 Cumulative Probability Plot for Copper in DOMCU 9

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Table 14-15 Total & Sequential Copper Outlier Definition for Estimation Domain

ELEMENT	DOMCU1	DOMCU2	DOMCU3	DOMCU4	DOMCU5	DOMCU6	DOMCU7	DOMCU8	DOMCU9
CU	2	1.2	1.2	3	3	2.5	1.5	1.5	0.4
CUSS	2	0.4	0.06	0.45	1	0.2	0.15	0.23	0.1
CUCN	0.7	0.25	0.13	0.75	2.5	0.8	0.2	0.4	0.4

Table 14-16 Outlier Definition for Estimation Domain

ELEMENT	DOME1	DOME2	DOME3	DOME4	DOME5	DOME6
MO	0.05	0.1	0.12	0.05	0.03	0.05
AG	12	45	50	15	10	18
AU	0.45	0.8	1.5	0.3	0.2	0.25
PB	0.5	1	1.5	0.4	0.15	0.2
ZN	2.5	6	2	0.9	0.4	0.1
AS	110	300	350	120	100	40
FE	13	42	25	17	15	10
CA	40	35	35	35	10	3

Table 14-17 Sulphur Outlier Definition for Estimation Domain

ELEMENT	DOME1	DOME2	DOME3
S	3	10	1

Figure 14-25 present the boxplot of copper by domains, while Tables 14-18 and 14-19 display the statistics of uncapped and capped copper by estimation domain.

Figure 14-25 Capped Copper Box Plot

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Table 14-18 Uncapped Total Copper Stats by Estimation Domain

CU%	Samples	Min	Max	Mean Std Dv	Std Dv	Var	Coef of Var
DOMCU1	449	0.00	3.48	0.31	0.45	0.20	1.48
DOMCU2	696	0.00	4.12	0.07	0.23	0.05	3.27
DOMCU3	1,076	0.00	1.30	0.11	0.15	0.02	1.36
DOMCU4	1,302	0.00	8.50	0.41	0.51	0.26	1.24
DOMCU5	1,674	0.00	6.06	0.44	0.50	0.25	1.13
DOMCU6	8,554	0.00	3.55	0.22	0.23	0.05	1.06
DOMCU7	982	0.00	1.85	0.08	0.21	0.04	2.62
DOMCU8	495	0.00	2.97	0.08	0.23	0.05	2.87
DOMCU9	889	0.00	0.97	0.05	0.08	0.01	1.65

Table 14-19 Capped Total Copper Stats by Estimation Domain

CU%	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
DOMCU1	449	0.00	2.00	0.29	0.38	0.15	1.31
DOMCU2	696	0.00	1.20	0.06	0.16	0.02	2.46
DOMCU3	1,076	0.00	1.20	0.11	0.15	0.02	1.35
DOMCU4	1,302	0.00	3.00	0.41	0.46	0.21	1.12
DOMCU5	1,674	0.00	3.00	0.44	0.46	0.22	1.06
DOMCU6	8,554	0.00	2.50	0.21	0.23	0.05	1.05
DOMCU7	982	0.00	1.50	0.08	0.20	0.04	2.52
DOMCU8	495	0.00	1.50	0.08	0.20	0.04	2.56
DOMCU9	889	0.00	0.40	0.05	0.06	0.00	1.25

Variography
Correlograms, using SAGE® were created for each domain and element. First, downhole variograms were calculated in order to define the nugget effect. Secondly, experimental variograms were plotted in several directions in order to define the best spatially continuous directions. Figures 14-26 to 14-31 show the copper downholes and correlograms of domains 4, 5 and 6. Table 14-20 shows the variography parameters for copper in all the domains.

Figure 14-26 Downhole Variogram Copper, DOMCU 4

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Figure 14-27 Correlogram of the Main Structures Copper, DOMCU 4

Figure 14-28 Downhole Variogram Copper, DOMCU 5

Figure 14-29 Correlogram of the Main Structures Copper, DOMCU 5

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Figure 14-30 Downhole Variogram Copper, DOMCU 6

Figure 14-31 Correlogram of the Main Structures Copper, DOMCU 6

Table 14-20 Variogram Models and Rotation Angles

Item	DOMCU 1	DOMCU 2	DOMCU 3	DOMCU 4	DOMCU 5	DOMCU 6	DOMCU 7	DOMCU 8	DOMCU 9
Vario type	Sph	Sph	Sph	Sph	Sph	Sph	Sph	Sph	Sph
Nugget	0.16	0.18	0.27	0.28	0.06	0.14	0.18	0.02	0.15
Sill1	0.4	0.4	0.16	0.35	0.6	0.35	0.4	0.4	0.5
Major 1	40	80	120	15	60	65	100	60	80
Minor 1	20	20	25	15	40	40	30	20	20
Vert 1	100	50	60	50	20	90	100	80	50
rot ZL 1	-29	18	39	10	-13	10	-20	-20	6
rot XR 1	10	9	30	25	27	3	0	0	-9
rot YL 1	78	61	36	18	25	-69	0	0	-76
Sill 2	0.44	0.42	0.57	0.37	0.34	0.51	0.42	0.58	0.35
Major 2	300	150	350	450	300	450	150	280	450
Minor 2	100	80	90	100	150	150	60	80	100
Vert 2	450	60	170	100	80	110	200	300	320
rot ZL 2	-29	18	39	10	-13	10	-20	-20	6
rot XR 2	10	9	30	25	27	3	0	0	-9
rot YL 2	78	61	36	18	25	-69	0	0	-76

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14.1.4	ESTIMATION AND INTERPOLATION METHODS

Lithology solids were used to code assay and composite intervals. The same solids were used to code blocks in the model based on a minimum 30% majority code threshold. Metal grade estimation used a composite and block matching system based on the lithology and oxidation codes.

The block model consists of regular blocks (10 m along strike x 10 m across strike x 15 m vertically). This block size was chosen such that the geological contacts of the porphyry mineralization are reasonably well reflected and to support a large-scale open pit mining scenario. Block model geometry and parameters are provided in Table 14-21.

Table 14-21 Block Model Limits (WGS84)

	Min Coordinate	Max Coordinate	Block Size	# Blocks
East	200,310	202,810	10	250
North	8,398,620	8,400,620	10	200
Elevation	3600	4500	15	60

The interpolation plan of the Constancia resource estimation model was completed on the capped composites using Ordinary Kriging (OK).

The OK estimations were completed in three iterations for each domain. The first pass was designed to estimate blocks when the criteria were met (refer to Table 14-22, 14-23 and 14-24). The second and third pass reduced the search distance and adjusted the number of composites in an attempt to provide a more local estimate of the mineralization.

Table 14-22 Total Copper Interpolation Plans (1st PASS)

Item	Domain	DOMCU 1	DOMCU 2	DOMCU 3	DOMCU 4	DOMCU 5	DOMCU 6	DOMCU 7	DOMCU 8	DOMCU 9
Search distance	East (m)	40	90	90	50	150	150	150	90	150
	North (m)	40	90	90	50	150	150	150	90	150
	Elev (m)	40	90	90	50	150	150	150	90	150
	Max distance	40	90	90	50	150	150	150	90	150
Composites	Min number	6	6	6	6	5	5	5	6	5
	Max number	10	10	10	8	10	10	10	10	10
	Max comp DH	2	2	2	2	2	2	2	2	2
Search axis	Major axis	20	38	88	30	100	150	50	70	150
	Minor axis	10	20	23	30	50	50	20	20	30
	Vert axis	40	15	43	30	25	30	60	75	100
Search Rotation	Rot 1	-29	18	39	10	-13	10	-20	-20	6
	Rot 2	10	9	30	25	27	3	0	0	-9
	Rot 3	78	61	36	18	25	-69	0	0	-76

Table 14-23 Total Copper Interpolation Plans (2nd PASS)

Item	Domain	DOMCU 1	DOMCU 2	DOMCU 3	DOMCU 4	DOMCU 5	DOMCU 6	DOMCU 7	DOMCU 8	DOMCU 9
Search distance	East (m)	80	150	150	90	250	250	250	150	250
	North (m)	80	150	150	90	250	250	250	150	250
	Elev (m)	80	150	150	90	250	250	250	150	250
	Max distance	80	150	150	90	250	250	250	150	250
Composites	Min number	6	6	6	6	5	5	5	6	5
	Max number	10	12	12	10	10	10	10	12	10
	Max comp DH	2	3	3	2	3	3	3	3	3
Search axis	Major axis	40	50	110	70	150	245	75	90	250
	Minor axis	20	25	30	70	75	75	30	25	50
	Vert axis	80	20	60	70	40	55	100	100	160
Search Rotation	Rot1	-29	18	39	10	-13	10	-20	-20	6
	Rot2	10	9	30	25	27	3	0	0	-9
	Rot3	78	61	36	18	25	-69	0	0	-76

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Table 14-24 Total Copper Interpolation Plans (3nd pass)

Item	Domain	DOMCU 1	DOMCU 2	DOMCU 3	DOMCU 4	DOMCU 5	DOMCU 6	DOMCU 7	DOMCU 8	DOMCU 9
Search distance	East (m)	450	450	450	450	450	450	450	450	450
	North (m)	450	450	450	450	450	450	450	450	450
	Elev (m)	450	450	450	450	450	450	450	450	450
	Max distance	450	450	450	450	450	450	450	450	450
Composites	Min number	3	3	3	3	3	3	3	3	3
	Max number	12	12	12	12	12	12	12	12	12
	Max comp DH	2	2	2	2	2	2	2	2	2
Search axis	Major axis	250	150	350	350	300	450	150	280	450
	Minor axis	250	80	90	350	150	150	60	80	100
	Vert axis	250	60	170	350	80	110	200	300	320
Search Rotation	Rot 1	-29	18	39	10	-13	10	-20	-20	6
	Rot 2	10	9	30	25	27	3	0	0	-9
	Rot 3	78	61	36	18	25	-69	0	0	-76

Bulk density
Density assignments are based on 1,247 specific gravity measurements from core samples. The pre-Hudbay density determinations were performed using paraffin wax coat method. The Hudbay density determinations were performed by ALS Chemex laboratory (Lima, Peru) using a wax-sealed immersion technique to measure the weight of each sample in air and in water. Daily measurement of density in mine, has also shown that the density increases with depth, as the rock rheology changes.

Figures 14-32 to 14-34 and Tables 14-25 to 14-27 display the statistics of the bulk density based on the different lithologies, alterations, and mineralization types. Figures 14-35 to 14-37 present the density per relative elevation (i.e. mine level) and lithology and alteration types.

Figure 14-32 Box Plots of Total Bulk Density by Lithology

Table 14-25 Bulk Density Stats by Lithology

LITHOLOGY	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
MMP	24	2.46	4.34	2.74	0.39	0.15	0.14
SEDIMENTARY	81	2.11	3.43	2.70	0.20	0.04	0.07
SKARN	138	2.04	4.53	2.87	0.55	0.31	0.19
MP1	834	1.69	4.45	2.51	0.20	0.04	0.08
MP2	122	2.08	3.7	2.58	0.17	0.03	0.07
QMP	48	1.92	3.87	2.53	0.29	0.09	0.12

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Figure 14-33 Box Plots of Total Bulk Density by Alteration

Table 14-26 Bulk Density Stats by Alteration

ALTERATION	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
ARGILLIC	76	1.69	2.67	2.32	0.20	0.04	0.09
PHYLLIC	203	1.94	4.34	2.44	0.25	0.06	0.10
POTASSIC	383	2.09	4.45	2.56	0.17	0.03	0.07
PROPYLITIC	240	1.96	3.7	2.59	0.15	0.02	0.06
SILICIFICATION	53	2.29	3.51	2.61	0.17	0.03	0.06
SKARN	152	2.04	4.53	2.85	0.54	0.29	0.19
FRESH	134	1.92	3.87	2.63	0.25	0.06	0.10
SOIL	6	2.38	3	2.59	0.23	0.05	0.09

Figure 14-34 Box Plots of Total Bulk Density by Mineralization

Table 14-27 Bulk Density Stats by Mineralization

MINERALIZATION	Samples	Min	Max	Mean	Std Dv	Var	Coef of Var
LEACH	59	1.69	2.74	2.35	0.26	0.07	0.11
OXIDE	25	2.06	2.92	2.45	0.17	0.03	0.07
SUPERGENE	163	1.71	2.8	2.35	0.18	0.03	0.08
OXIDE	17	2.14	3.24	2.55	0.27	0.07	0.11
HYPOGENE	983	2.04	4.53	2.63	0.29	0.08	0.11

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Figure 14-35 Bulk Density in Sedimentary Rocks by Bench

Figure 14-36 Bulk Density in Phyllic Alteration by Bench

Figure 14-37 Bulk Density in Potassic Alteration by Bench

Average density values were assigned in the blocks based on lithologies, alterations and relative elevation. Tables 14-28 and 14-29 present the summary of the assigned density values.

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Table 14-28 Bulk Density Assignation Alteration / Bench

Level From	Level to	Alteration	SG
3600	4485	Argillic	2.35
4335	4485	Phyllic	2.32
4290	4320	Phyllic	2.38
4215	4275	Phyllic	2.42
4155	4200	Phyllic	2.48
4065	4140	Phyllic	2.50
3840	4050	Phyllic	2.53
4335	4485	Potassic	2.30
4095	4320	Potassic	2.55
3900	4080	Potassic	2.60
3600	3885	Potassic	2.65
4305	4485	Propylitic	2.45
4200	4290	Propylitic	2.55
4065	4185	Propylitic	2.60
3975	4050	Propylitic	2.65
3600	3960	Propylitic	2.60
4290	4485	Silicification	2.55
4230	4275	Silicification	2.60
4095	4215	Silicification	2.55
3600	4080	Silicification	2.60

Table 14-29 Bulk Density Assignation Lithology / Bench

Level From	Level to	Lithology	SG
4290	4485	Skarn	2.40
4230	4275	Skarn	2.80
4185	4215	Skarn	3.00
4125	4170	Skarn	3.10
4050	4110	Skarn	2.90
3945	4185	Skarn	3.00
3885	3930	Skarn	2.95
3600	3870	Skarn	2.85
4305	4485	Sedimentary	2.55
4200	4290	Sedimentary	2.60
4110	4185	Sedimentary	2.70
4005	4095	Sedimentary	2.75
3600	3990	Sedimentary	2.70
4350	4485	QMP	2.35
4290	4335	QMP	2.42
4245	4275	QMP	2.44
4140	4230	QMP	2.50
4050	4125	QMP	2.60
3600	4035	QMP	2.55
3600	4485	TopSoil	2.00

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Block Model Validation
The Constancia block model was validated to ensure appropriate honouring of the input data by the following methods:

•	Visual inspection of the OK block model grades in plan and section views in comparison to the drill hole grades composites.
•	Comparison between the interpolation methods of NN and OK grade model.
•	Swath plot comparisons of the estimation methods.

Visual Inspection
Visual inspection of block grade versus composited data was conducted in section and plan view. The visual inspection of block grade versus composited data showed a good reproduction of the data by the model. An east-west oriented cross section is provided in Figures 14-38 to 14-40.

Figure 14-38 Visual Validation Total Copper Section Looking North East

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Figure 14-39 Visual Validation Molybdenum Section Looking North East

Figure 14-40 Visual Validation Silver Section Looking North East

Global Bias Check
A comparison between the interpolation methods was completed on all the blocks for global bias in the grade estimates. Differences between the NN and OK grades are acceptable with difference within 0 to 3% for copper, in domains 2, 3, 4, 5, 6 and 9. The differences are summarized in table 14-30.

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Table 14-30 Global Copper Grade Comparison

DOMAIN	Blocks	CU_OK		CU_NN		OK/NN
		Mean	CV	Mean	CV
1	8355	0.279	0.6883	0.261	1.2772	-7.0
2	7266	0.166	0.7237	0.164	1.7467	-1.0
3	17586	0.169	0.5899	0.173	1.1047	2.3
4	19337	0.415	0.5256	0.409	1.0465	-1.6
5	24990	0.417	0.6149	0.421	1.1012	0.7
6	223395	0.215	0.5693	0.208	0.9495	-3.3
7	24518	0.119	1.1496	0.111	1.8737	-7.2
8	10018	0.131	1.0348	0.146	1.7869	10.4
9	22329	0.05	0.5023	0.051	1.0428	2.3

Local Bias Check
A local bias check was performed by plotting the average total copper of the NN and OK models in swaths plots oriented along the model northing, easting and elevation.

In reviewing the swath plots, only minor discrepancies were found between the different grade models. In areas where there is extrapolation beyond the drill holes, the swath plots indicate less agreement for all variables. The copper swath plots for Measured and Indicated blocks are shown below in Figures 14-41 to 14-43.

Figure 14-41 Measured + Indicated Block. Copper Swath Plot by Easting

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Figure 14-42 Measured + Indicated Block. Copper Swath Plot by Northing

Figure 14-43 Measured + Indicated Block. Copper Swath Plot by Depth

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Classification of Mineral Resource
Measured and Indicated resources were classified based on block distance (Figure 14-44). Measured resources blocks are within a drill spacing of 50x50m. Indicate blocks inside are within a drill spacing of 80x80 m.

The classification of the resource categories is defined by the relationship between the kriging variance and the closest distance of the composite to a block. Figure 14-44 presents this relationship for the blocks interpolated from the 1st and 2nd pass (more reliable). Blocks with a drilling spacing greater than 80x80 are considered Inferred.

Figure 14-44 Kriging Variances against Closest Distance Block/Composite

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Figure 14-45 Vertical Section 8399460 Showing Classification and DHS

Re-blocking

A regularized re-blocked model was created to simulate the size for actual mining practice. Values of Cu, CuSS, CuCN, Mo, Ag, Au, Fe, Pb, As, Zn, Ca, S and bulk density obtained from the 10mx10mx15m Resource model were re-blocked into a 20 m x 20 m x 15 m block model using a density weighted method. The re-block model geometry and parameters are provided in Table 14-31.

Table 14-31 Re-Block Model Limits (WGS84)

	Min Coordinate	Max Coordinate	Block Size	# Blocks
East	199,710	202,810	20	155
North	8,398,020	8,401,500	20	174
Elevation	3600	4500	15	60

Reasonable Prospects of Economic Extraction
The component of the mineralization within the block model that meets the requirements for reasonable prospects of economic extraction was based on the application of the Lerchs-Grossman (LG) cone pit algorithm. The mineral resources are therefore contained within a computer generated open pit geometry.

The following assumptions were applied to the determination of the mineral resources:

1.	Economic benefit was applied to measured, indicated and inferred classified material within the resource cone.
2.

No effort was made to establish a pit with maximum return on investment; consequently the mineral resource cone was the direct result of the following metal prices: US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/Oz silver, US$1,260/Oz gold.

3.	A constant 45 degree pit slope (40 degree in the south west corner) was used for the resource estimate.
4.	A haulage increment or bench discounting was applied to the blocks above (+ $0.01) and below (+ $0.02) RL 4185

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The Lerchs-Grossman cone is presented in figure 14-46 and the input parameters are summarized from tables 14-32 to 14-35.

The reporting of the mineral resource by Net Smelter Return (NSR) within the LG pit shell reflect the combined benefit of producing copper, molybdenum, silver and gold as per the following equations based on ore grades, recoveries, grade of concentrate, payable metals, deductions and royalties, in addition to mine operating and processing costs:

Figure 14-46 3D View of Resource Pit Shell, Looking North West

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Table 14-32 Costs Inputs Pit Shell Construction

Cost		Units	Constancia
Mining Cost
	Ore	$/tmined	1.35
	Waste	$/tmined	1.30
Variable Cost
by Bench	Up	$/tmined	0.01
		Exitbench	4185
	Down	$/tmined	0.02
G&A Cost
	Ore	$/ttrat	0.88
	Waste	$/tmined	0.00
Process Cost
	Ore	$/ttrat	4.02

Table 14-33 Recovery by Material Type

Recovery	Supergene	Mixed	Hypogene	Skarn	HiZinc
Cu %	88.4%	88.4%	90.5%	84.4%	84.4%
Ag %	90.0%	90.0%	72.0%	52.0%	52.0%
Au %	60.0%	60.0%	60.0%	60.0%	60.0%
Mo %	55.0%	55.0%	55.0%	55.0%	55.0%
Pb %	41.4%	41.4%	41.4%	41.4%	41.4%
Zn %	80.0%	30.0%	30.0%	30.0%	30.0%

Table 14-34 Revenue

Revenue	Units	Constancia
MetalPrice		-
Copper	$/lb	3.00
Molybdenum	$/lb	11.00
Silver	$/oz	18.00
Gold	$/oz	1,260.00

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Table 14-35 Economical Considerations

Mineral Resource Statement
Mineral resources for the Constancia deposit were classified under the 2016 CIM Definition Standards for Mineral Resources and Mineral Reserves4 by application of a NSR that reflects the combined benefit of producing copper, molybdenum and silver in addition to mine operating, processing and off-site costs.

The mineral resources, classified as Measured, Indicated and Inferred, are summarized in table 14-36. The Qualified Person for the mineral resource estimate is Cashel Meagher, P. Geo. Chief Operating Officer of Hudbay Minerals. The mineral resources are reported using the long-term metal prices shown in 14-34 and have an effective date of June 30th, 2016.

____________________________________
4 Ontario Securities Commission web site (http://www.osc.gov.on.ca/en/15019.htm)

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Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may be associated with Inferred mineral resources it cannot be assumed that all or any part of Inferred resources will be upgraded to an Indicated or Measured resource.

Table 14-36 Constancia Mineral Resource by Category and NSR Cut-Off

Category	Tonnes	NSR Cut Off	Cu%	Ag g/t	Mo%	Au g/t
Measured	608,700,000	≥ $6.04	0.27	2.74	0.009	0.04
Indicated	399,300,000	≥ $6.04	0.19	2.09	0.005	0.03
Measured + Indicated	1008,000,000	≥ $6.04	0.24	2.48	0.007	0.03

Inferred	138,200,000	≥ $6.04	0.17	1.71	0.004	0.02

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic visibility. The above mineral resources include mineral reserves.
2.	Domains were modelled in 3D to separate mineralized rock types from surrounding waste rock. The domains were based on core logging, structural and geochemical data.
3.	Raw drill hole assays were composited to 7.5 meters lengths broken at lithology boundaries.
4.	Capping of high grades was considered necessary and was completed for each domain on assays prior to compositing.
5.

Block grades for copper and the rest of elements were estimated from the composites using ordinary kriging interpolation into 10 m x 10 m x 10 m blocks coded by domain and re-blocked to 20 m x 20 m x 15m.

6.	Bulk Density was assigned by lithology, alteration zone and bench. Bulk density based on 1,247 measurements collected by Hudbay and previous operators.
7.	Blocks were classified as Measured, Indicated or Inferred in accordance with CIM Definition Standards 2014.
8.

Mineral resources are constrained within a computer generated pit using the Lerchs-Grossman algorithm. Metal prices of US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/troy oz silver and US$1260.00/troy oz gold. Metallurgical recoveries of 90.5% copper, 55% molybdenum, 72% silver and 60% gold were applied to sulfide material. Metallurgical recoveries of 88.4% copper, 55% molybdenum, 90% silver and 60% gold were applied to mixed and supergene material. A metallurgical recovery of 84% copper, 55% molybdenum, 52% silver and 60% gold for copper was applied to skarn and Hi Zinc material. NSR was calculated for every model block and is an estimate of recovered economic value of copper, molybdenum, silver and gold combined. Cut-off grades were set in terms of NSR based on current estimates of process recoveries, total process and G&A operating costs of US$6.04/ton.

9.	Totals may not add up correctly due to rounding.

14.2	PAMPACANCHA

The Pampacancha 2013 mineral resource estimate was developed by Hudbay’s Technical Group in Peru under the direction of Robert Carter, P.Eng., Director, Technical Services. The estimate was completed using MineSight software in WGS84 coordinates and has been approved by Cashel Meagher, P.Geo., Chief Operating Officer of Hudbay Minerals and Qualified Person for the mineral resource estimate. The estimate is an update to the April 2nd, 2012 resource, which incorporates 31 additional drill holes drilled in 2012 and is based on an interpreted higher grade copper mineralization at a 0.1% copper cut-off within the skarn lithology.

This resource estimate followed the recommendations presented during Hudbay’s internal audit memo in April 2013, and the present report describes the procedures used to support the estimate.

14.2.1	KEY ASSUMPTIONS OF MODEL

Resource Block Model
The resource block model was created using MineSight software v.7.50 on WGS84 UTM coordinates with an origin at 203,980 m east, 8,396,340 m north, and 3,600 m elevation above sea level. Block dimensions of 10mx10mx15m were selected based on average thickness of the skarn mineralization, to be consistent with Constancia’s block model, as well as anticipation of the smallest mining unit. Block model geometry and parameters are provided in Table 14-37.

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Table 14-37 Block Model Limits (WGS84)

	Min Coordinate	Max Coordinate	Block Size	# Blocks
East	203980	205060	10	108
North	8396340	8398040	10	170
Elevation	3600	4500	15	60

As shown in Table 14-38, 140 drill holes totalling approximately 38,239 metres were drilled in Pampacancha. The drill hole database was provided in Microsoft Access® format. The files were imported as collar, downhole survey and assay data into MineSight®.

Table 14-38 Drilling Data by Company

Company	Time Period	Number of Drill Holes	Total Length (in meters)
Norsemont	2008	6	1,652
Norsemont	2009	9	2,679
Norsemont	2010	35	8,403
Hudbay	2011	57	17,310
Hudbay	2012	32	7,999
Hudbay	2013	1	197
Summary		140	38,240

14.2.2	GEOLOGICAL MODEL

This model includes six lithologies. A brief description of the lithologies and their volumes of each are presented in Table 14-39. The wireframe interpretation was based on 20m sections and built using MineSight linker tool.

Table 14-39 Pampacancha Geological Model

Code	Lithology	Description	Volume (m3)
LMT	Limestone	Sedimentary rock pre-mineral	16,216,784
DIO	Diorite	Intrusive pre mineral	249,589,252
MP2	Porphyry Monzonite	Intrusive post mineral	142,489,481
ENDO	Endoskarn	Intrusive part of the skarn	442,191
SKN	Skarn	Sedimentary part of the skarn	28,983,514

Skarn is the most important lithology and hosts the majority of the copper mineralization. A magnetite alteration model was investigated due to the presence of high grade copper often associated with magnetite. However, the relationship between copper and magnetite was found to be discontinuous. Distinct high grade zonation within the skarn is evident and due to absence of correlation between copper grades and the alteration, it was decided that the skarn would be interpretated as high and low grade zones using a 0.1% copper cut-off.

The Skarn alteration is located at the contact between a limestone and a semi-circle shaped diorite (Figure 14-47). Porphyry Diorite Dikes (PDI) are the source or the copper mineralization. For this revised geological model, the Diorite and PDI were considered as the same rock type.

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The blocks designated as skarn in the interpretation were compared to the logged lithology with a 90.75% correlation shown in Table 14-40. This correlation appears to be valid, since most of the non-matching lithologies are discontinuous rafts of other lithologies surrounded by skarn and not easily interpreted into separate units. The thought is that these minor unit differences will not materially affect the resource estimate.

Figure 14-47 Pampacancha Geological Model Plan View

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Table 14-40 Validation Interpretation / Logging

Interpretation	Logging
	Soil	Limestone	PDI	Diorite	MP2	Endoskarn	Skarn
Limestone
meters	2.65	3621.85	55.75	222.2	36.65	289.55	294.55
%	2.15%	80.94%	1.76%	2.21%	0.82%	7.44%	2.74%
Diorite
meters	27.8	108.95	2540.45	8823.25	549.45	1400.3	410.75
%	22.56%	2.43%	80.23%	87.73%	12.35%	35.96%	3.82%
MP2
meters	22.7	55.7	71.5	763.65	3591.95	190.05	246.9
%	18.42%	1.24%	2.26%	7.59%	80.75%	4.88%	2.29%
Endoskarn
meters	38.45	14.5	24.65	69	2.9	560.6	43.4
%	31.20%	0.32%	0.78%	0.69%	0.07%	14.40%	0.40%
Skarn
meters	31.65	673.9	474.1	178.7	267.45	1453.35	9770.6
%	25.68%	15.06%	14.97%	1.78%	6.01%	37.32%	90.75%

14.2.3	EXPLORATORY DATA ANALYSIS

Assays
Drill holes were coded based on the geological model interpretation and basic statistics of the assays are shown in Table 14-41 to 14-44. The skarn lithology, which contains the majority of the copper mineralization, has an average grade of 0.38% copper and a relatively high coefficient of variance. This may suggest that the skarn mineralization is variable and that possibly, is controlled by other factors. Box and cumulative probability plots (Figures 14-48 and 14-49) of the copper assays by lithology type further reinforce the hypothesis that the skarn is the principal domain hosting the mineralization. The cumulative probability plot seems to describe two populations for the skarn, a low and high grade at approximately 1.5% copper value.

Table 14-41 Basic Stats of Copper (%) Assays by Lithology

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
LMT DIO	3,398 9,647	0.00 0.00	9.26 2.16	0.04 0.03	0.21 0.08	0.05 0.01	5.93 2.53
MP2	3,374	0.00	3.7	0.02	0.13	0.02	6.03
ENDO	512	0.00	1.72	0.06	0.13	0.02	2.07
SKARN	9,777	0.00	25.38	0.38	0.79	0.63	2.08

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Table 14-42 Basic Stats of Molybdenum (PPM) Assays by Lithology

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
LMT	3,398	0.50	3009.00	35.09	146.14	21357.76	4.16
DIO	9,647	0.50	3049.00	32.88	123.54	15261.91	3.76
MP2	3,374	0.50	299.00	5.06	13.32	177.8	2.63
ENDO	512	0.50	1542.00	62.94	161.17	25976.67	2.56
SKARN	9,777	0.50	15000.00	128.54	399.35	159477.50	3.11

Table 14-43 Basic Stats Of Silver (PPM) Assays By Lithology

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
LMT	3,398	0.10	666.00	1.86	12.48	155.71	6.71
DIO	9,647	0.10	372.00	1.30	5.96	35.52	4.60
MP2	3,374	0.10	53.40	1.00	2.11	4.45	2.11
ENDO	512	0.10	58.40	1.72	4.69	21.97	2.73
SKARN	9,777	0.10	1382.00	4.21	16.88	284.81	4.01

Table 14-44 Basic Stats of Gold (Ppm) Assays by Lithology

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
LMT DIO MP2 ENDO SKARN	3,398 9,647 3,374	0.00 0.00 0.00	15.08 33.67 14.53	0.08 0.09 0.12	0.60 0.69 0.59	0.36 0.48 0.34	7.29 8.01 4.87
	512	0.00	5.84	0.10	0.47	0.22	4.85
	9,777	0.00	77.00	0.29	1.51	2.29	5.29

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Figure 14-48 Box Plots of Copper Assays by Lithology

Figure 14-49 Cumulative Probability Plot of Copper Assays by Lithology

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Estimation Domain
The mineralization of the skarn appears to be visually distinct from north to south. Therefore, the interpreted wireframe was split into two distinct domains (Figure 14-50) for variography and estimation purposes.

Figure 14-50 Skarn Wireframe Divided Into Two Distinct Domains

The south skarn contains considerably higher grade copper, albeit a smaller volume of mineralization. Copper grades inside the skarn orebody often show high variability, although with distinct grade zonation. For this reason, a wireframe based on sectional interpretations of 0.1% copper was built. Taking into account the south and north division, four separate domains were interpreted inside the original skarn lithology. Basic statistics of those domains are shown in Table 14--45 to 14-48.

Table 14-45 Basic Stats of Copper (%) Assays in Skarn Domains

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Cu High Grade South Skarn	1,525	0.00	7.78	0.75	1.04	1.09	1.40
Cu High Grade North Skarn	4,523	0.00	25.38	0.51	0.91	0.83	1.79
Cu Low Grade South Skarn	634	0.00	1.77	0.08	0.14	0.02	1.71
Cu Low Grade North Skarn	3,095	0.00	2.41	0.07	0.16	0.02	2.16

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Table 14-46 Basic Stats of Molybdenum (PPM) Assays in Skarn Domains

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Cu High Grade South Skarn	1,525	0.50	5526.00	226.74	519.67	270055.80	2.29
Cu High Grade North Skarn	4,523	0.50	15000.00	129.35	441.96	195324.20	3.42
Cu Low Grade South Skarn	634	0.50	2630.00	81.76	272.25	74118.82	3.33
Cu Low Grade North Skarn	3,095	0.50	2435.00	88.56	251.86	63435.25	2.84

Table 14-47 Basic Stats of Silver (PPM) Assays in Skarn Domains

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Cu High Grade South Skarn	1,525	0.10	84.60	4.77	7.71	59.45	1.62
Cu High Grade North Skarn	4,523	0.10	308.00	5.63	11.87	140.99	2.11
Cu Low Grade South Skarn	634	0.10	51.80	1.43	3.15	9.89	2.20
Cu Low Grade North Skarn	3,095	0.10	1382.00	2.44	25.59	654.74	10.48

Table 14-48 Basic Stats of Gold (PPM) Assays in Skarn Domains

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Cu High Grade South Skarn	1,525	0.0025	77.00	0.49	2.85	8.11	5.78
Cu High Grade North Skarn	4,523	0.0025	41.01	0.33	0.99	0.98	3.03
Cu Low Grade South Skarn	634	0.0025	10.61	0.12	0.53	0.28	4.30
Cu Low Grade North Skarn	3,095	0.0025	43.67	0.16	1.31	1.71	8.27

Figure 14-51 presents a boxplot of the four skarn types after adjusting the domains

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Figure 14-51 Skarn Domains Box Plot

Bulk Density
Specific gravity (SG) was measured on 583 samples. The density determinations were performed using wax coat method by ALS Chemex laboratory (Lima, Peru). Samples were taken at 20 meters intervals down the hole in mineralization and Table 14-49 summarizes the measurements.

The measured SG values were compared to calculated stoichiometric values for each sample included in the resource estimate. A simple XY plot of the comparison is shown in Figure 14-52 with a derived R2 value of 0.85 indicating a high degree of correlation between the values.

Table 14-49 Summaries of Measured SG Values

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Limestone	3,399	2.55	4.11	2.673	0.128	0.016	0.048
Diorite	9,659	2.51	4.06	2.722	0.1	0.01	0.037
MP2	3,388	2.51	4.16	2.697	0.139	0.019	0.051
Endoskarn	519	2.51	4.01	2.728	0.116	0.014	0.043
Cu High Grade South Skarn	1,526	2.51	4.33	3.241	0.461	0.213	0.142
Cu High Grade North Skarn	4,524	2.51	4.37	3.121	0.394	0.156	0.126
Cu Low Grade South Skarn	636	2.51	4.16	2.977	0.369	0.136	0.124
Cu Low Grade North Skarn	3,105	2.51	4.4	2.865	0.31	0.096	0.108

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Figure 14-52 Comparison of Stoichiometric Calculated and Measured SG Values

The stoichiometric method uses copper, zinc, lead, iron, sulphur and arsenic to calculate the percentage of chalcopyrite, sphalerite, galena, magnetite, pyrite and arsenopyrite, respectively in each sample. Stoichiometric (calculated) density proportions of each metal by mineral type are shown in Table 14-50. The percentage of elemental copper, lead, iron, sulphur and arsenic is added where the total for each sample must add to 100% so the remainder (one subtract total metals measured) was assumed to be gangue material.

Table 14-50 Proportion of Metal in Minerals

Mineral	Density	Formula	Cu	Zn	Pb	Fe	S	As
Sphalerite	4.00	ZnS		0.671			0.329
Pyrite	5.00	FeS2				0.466	0.534
Chalcopyrite	4.20	CuFeS2	0.346			0.304	0.35
Pyrrhotite	4.60	Fe1-xS				0.635	0.365
Galena	7.50	PbS			0.866		0.134
Arsenopyrite	6.00	FeAsS				0.343	0.197	0.46
Gange	2.60	Qtz, feldspar
Magnetite	5.17	Fe3O4				0.724	0.276
Andradite	3.90	Ca3Fe2Si3O12				0.22
Bornite	5.10	Cu5FeS4	0.633			0.111	0.256

Capping and Compositing
In order to avoid any disproportionate influence of random, histograms and cumulative probability plots (CPP) were created to examine the assay grade distribution (see Figures 14-53 to 14-56). Skewness and high grade outliers can lead to grade overestimation unless capping or high yield radius is applied. In reviewing grade distribution, breaks in the slope or spatially discontinuous samples from the remainder of the data were recognized. Table 14-51 defines the level of grade capping applied. High grade assays were capped prior to compositing.

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Figure 14-53 Histogram (left) and CPP curves (right) for Cu High Grade South Skarn

Figure 14-54 Histogram (left) and CPP curves (right) for Cu High Grade North Skarn

Figure 14-55 Histogram (left) and CPP curves (right) for Cu Low Grade South Skarn

Figure 14-56 Histogram (left) and CPP curves (right) for Cu Low Grade North Skarn

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Table 14-51 High Grade Capping of All Elements and Estimation Domains

DOMAIN	Cu High Grade South Skarn	Cu High Grade North Skarn	Cu Low Grade South Skarn	Cu Low Grade North Skarn
# samples	1,525	4,523	634	3,095
CU % capping	4	5	0.3	1
# samples capped	27	20	17	20
% samples capped	1.77%	0.44%	2.68%	0.65%
AG PPM capping	40	50	7	30
# samples capped	10	33	11	27
% samples capped	0.66%	0.73%	1.74%	0.87%
AU PPM capping	3	5	0.9	7
# samples capped	12	19	9	9
% samples capped	0.79%	0.42%	1.42%	0.29%
MO % capping	0.35	0.3	0.035	0.2
# samples capped	7	8	24	8
% samples capped	0.46%	0.18%	3.79%	0.26%
SG capping	4	4	4	4
# samples capped	81	123	7	20
% samples capped	5.31%	2.72%	1.10%	0.65%

After capping, samples were composited to 5m, while honoring the interpreted lithologies. This size of composite was chosen because it is proportional to the size of the block (15m) and also reduces high variability samples inside domains. The variability of the copper composites is greatly reduced compared to the assays for all domains as shown in Table 14-52 to 14-54 for all metals.

Table 14-52 Basic Stats of Copper (%) Composites

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Limestone	943	0.00	0.652	0.026	0.059	0.003	2.281
Diorite	2,837	0.00	0.822	0.030	0.053	0.003	1.760
MP2	1,048	0.00	0.200	0.014	0.027	0.001	1.916
Endoskarn	153	0.00	0.248	0.054	0.050	0.002	0.923
Cu High Grade South Skarn	408	0.00	3.782	0.745	0.787	0.619	1.056
Cu High Grade North Skarn	1,206	0.00	4.888	0.498	0.631	0.398	1.266
Cu Low Grade South skarn	176	0.00	0.216	0.067	0.041	0.002	0.611
Cu Low Grade North Skarn	841	0.00	0.801	0.068	0.093	0.009	1.352

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Table 14-53 Basic Stats of Molybdenum (PPM) Composites

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Limestone	943	0.50	807.00	32.12	99.09	9800	3.09
Diorite	2,837	0.50	1192.40	28.93	79.71	6400	2.76
MP2	1,048	0.50	77.40	5.02	8.13	100	1.62
Endoskarn	153	0.50	296.20	42.86	63.58	4000	1.48
Cu High Grade South Skarn	408	0.50	2930.70	220.18	370.29	137100	1.68
Cu High Grade North Skarn	1,206	0.50	2255.20	119.20	239.55	57400	2.01
Cu Low Grade South skarn	176	0.50	346.40	49.04	63.49	4000	1.29
Cu Low Grade North Skarn	841	0.50	1655.10	87.10	201.08	40400	2.31

Table 14-54 Basic Stats of Silver (PPM) Composites

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Limestone	943	0.10	15.33	1.38	1.76	3.08	1.27
Diorite	2,837	0.10	20.20	1.12	1.38	1.90	1.23
MP2	1,048	0.10	10.00	0.91	1.08	1.16	1.19
Endoskarn	153	0.10	5.00	1.13	0.92	0.85	0.82
Cu High Grade South Skarn	408	0.10	36.50	4.62	5.22	27.28	1.13
Cu High Grade North Skarn	1,206	0.10	50.00	5.15	6.04	36.50	1.17
Cu Low Grade South skarn	176	0.10	4.69	1.16	0.98	0.96	0.85
Cu Low Grade North Skarn	841	0.10	30.00	1.74	2.68	7.20	1.54

Table 14-55 Basic Stats of Gold (PPM) Composites

Lithology	Count	Minimum	Maximum	Mean	St Dv	Variance	CV
Limestone	943	0.00	1.60	0.05	0.13	0.02	2.58
Diorite	2,837	0.00	3.21	0.06	0.16	0.02	2.62
MP2	1,048	0.00	2.74	0.10	0.26	0.07	2.65
Endoskarn	153	0.00	0.29	0.05	0.05	0.00	1.12
Cu High Grade South Skarn	408	0.00	2.41	0.35	0.37	0.14	1.06
Cu High Grade North Skarn	1,206	0.00	4.54	0.30	0.42	0.18	1.42
Cu Low Grade South skarn	176	0.00	0.83	0.08	0.11	0.01	1.38
Cu Low Grade North Skarn	841	0.00	4.65	0.12	0.38	0.14	3.20

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Variography
Correlograms, using SAGE®, was carried out for each domain and element. First, downhole variograms were calculated in order to define the nugget effect. Secondly, experimental variograms were plotted for several directions in order to define the best spatially continuous directions. In the south skarn, a single variogram was used for both domains due to a limited number of samples in the low grade skarn domain. Figure 14-57 to 14-59 show the down hole and best fit variograms for the skarn domains.

Figure 14-57 South Skarn. Left: Downhole Variogram; Right: Variogram in the Z Direction

Figure 14-58 Cu High Grade North Skarn. Left: Downhole variogram; Right: Variogram in the Y Direction

Figure 14-59 Cu Low Grade North Skarn. Left: Downhole variogram; Right: Variogram in the Y Direction

Search ellipsoids based on variography results for the north and south skarns are shown in Figure 14-60, which shows distinctly different mineralization directions.

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Figure 14-60 Search Ellipsoids for North and South Skarns

The same methodology to determine the spatial analysis of the skarn copper mineralization as tabulated in Table 14-55 was completed for the remaining elements. Search ellipsoids were created in MineSight to validate and confirm the mineralized directions.

Table 14-56 Variography Parameters for the Main Elements (SS=South Skarn; NS=North Skarn).

Element	CU
Domain	Cu High Grade South Skarn	Cu High Grade North Skarn	Cu Low Grade South Skarn	Cu Low Grade North Skarn
Type	SPH	SPH	SPH	SPH
Nugget	0.2	0.1	0.2	0.15
Sill1	0.53	0.44	0.53	0.81
Sill2	0.27	0.46	0.27	0.04
Range Y1	61.2	69.4	61.2	50
Range X1	17.4	46.2	17.4	45
Range Z1	23.9	6.1	23.9	45
Range Y2	200	205.4	200	125
Range X2	105.5	141.5	105.5	60
Range Z2	53.9	66.3	53.9	96.2
Rotation Type	GSLIB-MS	GSLIB-MS	GSLIB-MS	GSLIB-MS
Rotation Z	84	-49	84	-25
Rotation Y	12	-13	12	-68
Rotation X	38	34	38	66

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Contaminants
As it was expected, during the two first years of mining in Constancia, issues in terms of copper recovery were related to “contaminant elements”. Copper oxide, iron and zinc content directly affect the metallurgical treatment. Correlations made in the daily recovery and grade of concentrate against the quality of the material delivered to the crusher, indicates that at head grade higher than 20% Oxide, 8% Fe, 0.5% Zn and 0.1% Pb, material should have a poor performance in the treatment. Copper oxide is related to the secondary copper mineralization in Constancia (supergene) as iron, lead and zinc appear mainly in the skarn small ore bodies.

The highest content of Copper oxide are located in the upper level of the deposit. The oxide layers cover 15-20 meters down from surface (Fig 14-61). Oxides are thought to affect the first benches of the mining in Pampacancha. Table 14-56 and 14-57 display the statistics of sequential copper results.

Figure 14-61 Oxides content in the Pampacancha pit-shell Section 204440

Table 14-57 Basic Statistics of Acid Soluble copper (CuSS%) assays by Lithology

Lithology	Count	Minimum	Maximum	Average	St Dv	Variance	CV
LMT	425	0.00	1.26	0.01	0.07	0.00	6.42
DIO	778	0.00	0.43	0.01	0.03	0.00	3.50
MP2	45	0.00	0.92	0.18	0.17	0.03	0.97
ENDO	95	0.00	0.17	0.02	0.04	0.00	1.76
SKARN	3,919	0.00	4.75	0.08	0.20	0.06	2.19

Table 14-58 Basic Statistics of Cyanide Soluble copper (CuCN%) assays by Lithology.

Lithology	Count	Minimum	Maximum	Average	St Dv	Variance	CV
LMT	425	0.00	0.47	0.02	0.04	0.00	2.68
DIO	778	0.00	0.44	0.02	0.04	0.00	2.26
MP2	45	0.01	1.70	0.37	0.45	0.20	1.20
ENDO	95	0.00	0.17	0.02	0.03	0.00	1.48
SKARN	3,919	0.00	4.75	0.18	0.36	0.15	1.93

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Acid and cyanide soluble copper were estimated in the block in order to define the copper mineralization types in the deposit. Solubility of copper in terms of acid or cyanide test defines oxide, supergene and mixed zones.

Figure 14-62 shows a cross-section of the distribution of the mineralization in Pampacancha. The Supergene (or secondary copper) zone is minima in the deposit. Hypogene or primary copper is dominant with a gradual mixed zone (secondary and primary copper).

Figure 14-62 Distribution of the copper mineralization in the Pampacancha pit-shell Section 204440

Zinc normally contained in the sphalerite is strongly present in the magnetite massive orebody. Despite this, the content of Zinc is lesser than in the Constancia skarn. In the skarn the average zinc content is lower than 0.15% (Table 14-58).

Figure 14-63 display a cross-section of the zinc grades while Table 14-58 presents the zinc statistics.

Figure 14-63 Distribution of the Zinc in the Pampacancha pit-shell. Section 204440

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Table 14-59 Basic Statistics of Zinc (%) assays by Lithology

Lithology	Count	Minimum	Maximum	Average	St Dv	Variance	CV
LMT	3,398	0.00	3.28	0.09	0.23	0.05	2.60
DIO	9,647	0.00	6.54	0.06	0.22	0.05	3.46
MP2	3,374	0.00	3.26	0.05	0.16	0.03	3.04
ENDO	512	0.00	5.35	0.07	0.33	0.11	4.53
SKARN	9,777	0.00	4.75	0.12	0.43	0.24	3.55

Magnetite alteration is extensive in the Pampacancha skarn. Pervasive magnetite is present in all skarn without been continuous and is therefore difficult to be modeled. High content of Iron in magnetite will affect the metallurgical treatment and the high hardness in such rock will be a drawback in the throughput (Figure 14-64 and Tables 14-59 and 14-60).

Figure 14-64 Distribution of iron in the Pampacancha pit-shell. Section 204440

Table 14-60 Basic Statistics of iron (%) assays by Lithology.

Lithology	Count	Minimum	Maximum	Average	St Dv	Variance	CV
LMT	3,398	0.14	53.31	2.49	4.52	20.40	1.81
DIO	9,647	0.17	52.47	4.27	3.52	12.38	0.82
MP2	3,374	0.46	56.25	3.42	4.93	24.34	1.44
ENDO	512	0.38	49.34	4.54	4.01	16.11	0.88
SKARN	9,777	0.00	4.75	15.82	13.41	182.85	0.91

Table 14-61 Basic Statistics of lead (%) assays by Lithology

Lithology	Count	Minimum	Maximum	Average	St Dv	Variance	CV
LMT	3,398	0.00	3.46	0.03	0.10	0.01	3.28
DIO	9,647	0.00	8.77	0.04	0.18	0.03	4.97
MP2	3,374	0.00	3.22	0.02	0.10	0.01	4.06
ENDO	512	0.00	2.25	0.03	0.14	0.02	4.45
SKARN	9,777	0.00	4.75	0.04	0.16	0.03	4.27

14.2.4	GRADE ESTIMATION

The interpolation plan of the Pampacancha resource estimation model was completed on the capped composites by the following estimation methods: Ordinary Kriging (OK), Inverse Distances Weighed (IDW) to the power of 2 and 3.

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The OK and IDW estimations were completed in three iterations for each domain. The first pass was designed to estimate a block using the search parameters and minimum number of composites when the criteria in Table 14-61 were met. The second and third pass reduced the search distance and adjusted the number of composites in an attempt to provide a more local estimate of the mineralization. The same methodology was followed for the remaining elements.

Table 14-62 Interpolation Parameters

Element	CU
Domain	Cu High Grade South Skarn			Cu High Grade North Skarn			Cu Low Grade South Skarn			Cu Low Grade North Skarn
Pass	1st Pass	2nd Pass	3rd Pass	1st Pass	2nd Pass	3rd Pass	1st Pass	2nd Pass	3rd Pass	1st Pass	2nd Pass	3rd Pass
# min composites	4	6	7	4	6	7	4	6	7	4	6	7
# max composites	15	15	15	15	15	15	15	15	15	15	15	15
# max comp per hole	3	3	3	3	3	3	3	3	3	3	3	3
X axis search	100	80	60	140	120	100	120	80	60	120	50	40
Y axis search	200	175	150	200	175	150	240	175	150	200	100	75
Z axis search	50	40	30	65	50	40	80	40	30	180	80	60
Max distance search	200	175	150	200	175	150	240	175	150	200	100	75

14.2.5	BLOCK MODEL VALIDATION

The Pampacancha block model was validated to ensure appropriate honouring of the input data by the following methods:

•	Visual inspection of the block model grades in plan and section views in comparison to the drill hole grades of the composites
•	Comparison of the global mean grades based on OK and IDW to the power of 2 and the power of 3 estimations
•	Swath plot comparisons of the estimation methods
•	Comparison to 2012 mineral resource estimate

Visual Inspection
The block model grades were checked in plan and sections. The visual inspection of block grade versus composited data showed a good reproduction of the data by the model. An east-west oriented cross-section of copper is provided in figure 14-65.

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Figure 14-65 Visual Validation - Section North 8396680

Global Bias Checks
A comparison between the interpolation methods estimates was completed on all the blocks for global bias in the grade estimates. Differences between the IDW2, IDW3 and OK grades are acceptable as shown in Table 14-62.

Table 14-63 Global Copper Grade Comparison by Estimation Method

Domain	5m Composites			No. of Blocks	Mean Copper %
	No.	Mean	CV		OK	IDW2	IDW3
High Grade South skarn	408	0.745	1.06	2,480	0.753	0.765	0.770
High Grade North skarn	1,206	0.498	1.27	8,026	0.496	0.495	0.498
Low Grade South skarn	176	0.067	0.61	1,583	0.070	0.070	0.071
Low Grade North skarn	841	0.068	1.35	8,014	0.065	0.065	0.065

Local Bias Check
A local bias check was performed by plotting the average total copper of the IDW2, IDW3 and OK models in swaths plots oriented along the model northing, easting and elevation.

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In reviewing the swath plots, only minor discrepancies were found between the different grade models. In areas where there is extrapolation beyond the drill holes, the swath plots indicate less agreement for all variables. The copper, swath plots for Measured and Indicated blocks are shown below in Figure 14-66 to Figure 14-71.

Figure 14-66 Easting Swath Plot Cu High Grade South Skarn

Figure 14-67 Northing Swath Plot Cu High Grade South Skarn

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Figure 14-68 Elevation Swath Plot Cu High Grade South Skarn

Figure 14-69 Easting Swath Plot Cu High Grade North Skarn

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Figure 14-70 Northing Swath Plot Cu High Grade North Skarn

Figure 14-71 Elevation Swath Plot Cu High Grade North Skarn

Comparison to 2012 Mineral Resource Estimate
The 2013 estimate includes a total of 141 drill holes. This is an increase of 31 new holes drilled post the 2012 resource estimate. These new holes increased the average grade value for copper, silver, and molybdenum, while the gold remained unchanged as summarized in Table 14-63.

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Table 14-64 Statistical Comparison of Skarn Assays Used in 2012 and 2013 Estimation

Element	Cu %		Ag PPM		Au PPM		Mo PPM
Model	2012	2013	2012	2013	2012	2013	2012	2013
Count	5907	8478	5907	8478	5907	8478	5907	8478
Min	0.25	0.00	0.10	0.10	0.03	0.03	0.50	0.50
Max	25.38	25.38	1382	1382	77	77	15000	15000
Average	0.33	0.43	3.96	4.55	0.29	0.29	110.70	130.00
CV	2.21	1.96	5.06	3.91	5.81	4.61	3.13	3.23

The 2013 estimate considered a larger block size, which is consistent with the resource block size of Constancia and more closely matches the smallest mining unit. As a result of the increased block size, an increase in composite length was warranted, from 2m in 2012 to 5m in 2013 as summarized in Table 14-64.

Table 14-65 Statistical Comparison of Skarn Composites Used in 2012 and 2013 Estimation

Element	Cu %		Ag PPM		Au PPM		Mo PPM
Model	2012	2013	2012	2013	2012	2013	2012	2013
Count	5,529	2,255	5,529	2,255	5,529	2,255	5,529	2,255
Min	0.25	0	0.1	0.1	0.03	0	0.5	0.5
Max	7.14	4.89	1382	56.4	43	6.02	9385.88	2908
Average	0.33	0.42	3.75	4.08	0.26	0.25	106.68	120.67
CV	1.91	1.46	5.34	1.32	4.4	1.61	2.77	2.17

14.2.6	MINERAL RESOURCE CLASSIFICATION

Measured and Indicated resources were classified based on Kriging variance, block distance to closest composite, minimum number of drill holes and interpolation pass as minimum criteria shown in Table 14-65. The remaining interpolated blocks were classified as Inferred.

Table 14-66 Resource Classification Parameters

Category	Category Parameters
	Kriging variance	Maximum Distance to composite	Minimum number of drill holes	Pass
Indicated		80	2	2nd pass
Measured	< 0.4	30	3	3rd pass

Resource classification examples in plan and section are shown in Figures 14-72 and 14-73.

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Figure 14-72 Resource Classification (plan view 4050)

Figure 14-73 Resource Classification (section EW 8397220)

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Reasonable Prospects of Economic Extraction
The component of the mineralization within the block model that meets the requirements for reasonable prospects of economic extraction was based on the application of the Lerchs-Grossman (LG) cone pit algorithm. The mineral resources are therefore contained within a computer generated open pit geometry.

The following assumptions were applied to the determination of the mineral resources:

1.	Economic benefit was applied to measured, indicated and inferred classified material within the resource cone.
2.

No effort was made to establish a pit with maximum return on investment; consequently the mineral resource cone was the direct result of the following metal prices: US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/oz silver and US$ 1,260.00/Oz gold.

3.	A constant 45 degree pit slope was used for the resource estimate.
4.	A haulage increment or bench discounting was applied to the blocks above (+ $0.01) and below (+ $0.02) RL 4305.
5.	The resource estimate was not limited by any property or permit constraints.

The Lerchs-Grossman cone is presented in 14-74 and the input parameters are summarized in tables 14-66 to 14-69.

The reporting of the mineral resource by Net Smelter Return (NSR) within the LG pit shell reflect the combined benefit of producing copper, molybdenum, silver and gold as per the following equations based on ore grades, recoveries, grade of concentrate, payable metals, deductions and royalties, in addition to mine operating and processing costs:

Copper contribution of	(CuT,%)*(Cu recov,%)*[(Cu price, $/lb)*(Cu payable,%) - (S+T+R cost,$/lb)]*(1- Royalty,%)*22.04623

Silver contribution of	(Ag,g/t)*(Ag recov,%)*[(Ag price, $/oz)*(Ag payable,%) - (S+T+R cost,$/lb)]*(1- Royalty,%)/31.1035

Gold contribution of	(Au,g/t)*(Au recov,%)*[(Au price, $/oz)*(Au payable,%) - (S+T+R cost,$/lb)]*(1- Royalty,%)/31.1035

Molybdenum contribution of	(MoT,%)*(Mo recov,%)*[(Mo price, $/lb)*(Mo payable,%) - (S+T+R cost,$/lb)]*(1- Royalty,%)*22.04623

Figure 14-74 3D View of Resource Pit Shell, Looking North West

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Table 14-67 Cost inputs for pit shell construction

Cost	Units	Pampacancha
Mining Cost
Ore	$/tmined	1.85
Waste	$/tmined	1.55
Variable Cost
by Bench Up	$/tmined	0.01
	Exitbench	4305
Down	$/tmined	0.02
G&A Cost
Ore	$/ttrat	0.88
Waste	$/tmined	0.00
Process Cost
Ore	$/ttrat	4.02

Table 14-68 Recovery vs material assumed for pit shell construction

Recovery	Skarn
Cu%	85.0%
Ag%	70.0%
Au%	70.0%
Mo%	40.0%
Pb%	41.0%
Zn%	30.0%

Table 14-69 Recovery vs material assumed for pit shell construction

Revenue	Units	Pampacancha
Metal Price
Copper	$/lb	3.00
Molybdenum	$/lb	11.00
Silver	$/oz	18.00
Gold	$/oz	1,260.00

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Table 14-70 Parameter assumed for pit shell construction

Mineral Resource Statement
Mineral resources for the Pampacancha deposit were classified under the 2016 CIM Definition Standards for Mineral Resources and Mineral Reserves5 by application of a NSR that reflects the combined benefit of producing copper, molybdenum and silver in addition to mine operating, processing and off-site costs.

The mineral resources, classified as Measured, Indicated and Inferred are summarized in table 14-71. The Qualified Person for the mineral resource estimate is Cashel Meagher, P. Geo, Chief Operating Officer of Hudbay Minerals. The mineral resources are reported using the long-term metal prices shown in 14-68 and have an effective date of June 30th 2016.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may be associated with Inferred mineral resources it cannot be assumed that all or any part of Inferred resources will be upgraded to an Indicated or Measured resource.
________________________________

5 Ontario Securities Commission web site (http://www.osc.gov.on.ca/en/15019.htm)

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Table 14-71 Pampacancha Mineral Resource by Category and NSR Cut-Off

Category	Tonnes	NSR Cut Off	Cu%	Ag g/t	Mo%	Au g/t
Measured	30,300,000	≥ $6.04	0.48	4.37	0.013	0.28
Indicated	35,400,000	≥ $6.04	0.33	3.42	0.013	0.22
Measured + Indicated	65,700,000	≥ $6.04	0.40	3.86	0.013	0.25

Inferred	191,000	≥ $6.04	0.14	3.23	0.009	0.19

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic visibility. The above mineral resources include mineral reserves.
2.	Domains were modelled in 3D to separate mineralized rock types from surrounding waste rock. The domains were based on core logging, structural and geochemical data.
3.	Raw drill hole assays were composited to 5 meters lengths broken at lithology boundaries.
4.	Capping of high grades was considered necessary and was completed for each domain on assays prior to compositing.
5.

Block grades for copper and the rest of elements were estimated from the composites using ordinary kriging interpolation into 10 m x 10 m x 10 m blocks coded by domain and re-blocked to 20 m x 20 m x 15m.

6.	Bulk Density was assigned by lithology, alteration zone and bench. Bulk density based on 583 measurements collected by Hudbay and previous operators.
7.	Blocks were classified as Measured, Indicated or Inferred in accordance with CIM Definition Standards 2014.
8.

Mineral resources are constrained within a computer generated pit using the Lerchs-Grossman algorithm. Metal prices of US$3.00/lb copper, US$11.00/lb molybdenum, US$18.00/troy oz silver and US$1260.00/troy oz gold. Metallurgical recoveries of 85% copper, 40% molybdenum, 70% silver, 70% gold, 41% lead and 30% zinc were applied to skarn material. NSR was calculated for every model block and is an estimate of recovered economic value of copper, molybdenum, silver and gold combined. Cut-off grades were set in terms of NSR based on current estimates of process recoveries, total process and G&A operating costs of US$6.04/ton.

9.	Totals may not add up correctly due to rounding.

Conclusions
The mineral resource estimation is well-constrained by three-dimensional wireframes representing geologically realistic volumes of mineralization. Exploratory data analysis conducted on assays and composites shows that the wireframes are suitable domains for mineral resource estimation. Grade estimation has been performed using an interpolation plan designed to minimize bias in the average grade. Given the fact that no additional information has been obtained since the 2012-2013 drill campaign, the 2013 block model of Pampacancha is considered current.

As a result of validation steps conducted on the mineral resource block model the following was concluded:

•	Visual inspection of block grade versus composited data shows a good reproduction of the data by the model.
•	Checks for global bias in the grade estimates of the block model show differences within acceptable levels between the different grade models.
•	Checks for local bias (swath plots) indicate good agreement between the different grade models.

At Pampacancha, the impact of grade capping was evaluated by estimating uncapped and capped grade models. Although only a small population set of samples were actually high grade capped (31 gold and 43 silver assays in the high grade skarns), they have reduced the average resource grade by 11% for gold and 4% for silver. The top 1% of gold assays contains 57% and 36% of the gold within the high grade south skarn and high grade north skarn, respectively. Similar results are evident with the top 1% of silver assays, which contain 22% and 29%, respectively. A review of the spatial location of these samples shows they are dispersed throughout the deposit and no indication of being clustered. Furthermore, based on our review of probability plots, decile and percentile analysis, some form of capping was necessary to avoid the influence of random anomalously high grade assays on the mineral resource.

Mineral resources are constrained and reported using economic and technical criteria such that the mineral resource has reasonable prospects of economic extraction.

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15	MINERAL RESERVE ESTIMATES

The Mineral Reserves are contained within two open pit deposits (Constancia and Pampacancha) and surface stockpiles. Proven and Probable Mineral Reserves for the Mine as at June 30th 2016, are estimated to be 598.2 Mt grading 0.4% CuEq with a 20 year mine life. Depletion from December 2014 (starting mill operation) to June 2016 has been applied to the mineral reserves.

The Mineral Reserve estimates for Constancia Operations are based on block models compiled in Section 14 (Mineral Resource estimates), Net Smelter Return, and the detailed Pit Designs.

Mining, processing, and economic parameters have been used to develop the Mineral Reserve estimates for Constancia Operations.

A Mineral Reserve is defined as “the economically mineable part of a Measured and/or Indicated Mineral Resource”.

Mineral Reserves estimates for the Constancia and Pampacancha deposits, which are presented in this report, were prepared by Hudbay. The Qualified person who supervised the preparation of this Technical Report is Cashel Meagher, P.Geo. Senior Vice-President and Chief Operating Officer.

15.1	PIT OPTIMIZATION

Pit optimization of multi-element revenues generating deposits like Constancia and Pampacancha can either be performed on the grade equivalent of all the revenue generating elements expressed in terms of the predominant metal (copper in the case of Constancia and Pampacancha) or on the Net Smelter Return (NSR in dollars).

A copper grade equivalent optimization (Cu-eq.) model is simpler to implement than a NSR model but is not able to adequately represent the many variables used in the calculation of revenues as a NSR model can. Hudbay has therefore decided to use an NSR optimization model.

Ultimate and staged pit designs were developed by Hudbay from optimization shells. Six pit stages were selected for the Constancia pit (San José is the third stage) and two pit stages for the Pampacancha pit.

15.1.1	BLOCK MODELS

The Block Models used for the Mineral Reserve Estimation have as a base the original Mineral Resources Estimation described in Section 14. Taking the original resources model for Constancia and Pampacancha and re-blocking its Selective Mining Units (SMU) from 10x10x15 meters to 20x20x15 meters.

Internal dilution was included in the construction of the resource model and external dilution and mining losses have been added through the reblocking of the resource model to the reserve model.

Mine Design and Reserve estimation for Constancia and Pampacancha pits used the NSR block models, which consist of the NSR value calculation for each block in the block models, taking into account the Cu, Mo, Ag, and Au grades, mill recoveries, contained metal in concentrate, deductions and payable metal values, metal prices, freight costs, smelting and refining charges and royalty charges. All of these parameters were applied to the block model (re-blocked resource models) to form the basis of the reserve estimate.

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15.1.2	NET SMELTER RETURN

Prior to the export of the resource model into the pit optimization software Whittle, the in-situ NSR value was first calculated and coded into each block in the model. This is to allow the pit optimization of the multi-element Constancia and Pampacancha deposits to be carried out on the in-situ NSR values. The following process is the procedure that was developed in order to achieve the NSR calculation:

•

In-situ NSR is the net value of metals (in dollars) contained in a concentrate produced from an ore block after smelting and refining. Using the concentrator recovery of the metals into the concentrate and the grade of the concentrate produced, the mass pull of each block in the resource model expressed in terms of tonnes of concentrate per tonne of ore processed is first estimated.

•

The value of the payable metals in the concentrate is then calculated based on agreed payable metal content in the concentrate subject to deductions with smelters and roasters. In the case of the copper concentrate, the payable precious metals silver and gold are added to the value of the payable copper. For the molybdenum concentrate, only the molybdenum metal is payable.

•

From the value of the payable metals, the selling costs which include the marketing costs, transport costs, port charges, insurance costs, shipping costs, and smelting charges expressed in $/dmt concentrate and other deductions like the refining charges and price participation expressed in $/payable metal are taken out to obtain the gross concentrate NSR value (before royalties).

•

The royalties applicable are then deducted from the gross concentrate NSR value to obtain the net concentrate NSR value (after royalties). The concentrate NSR value calculations described above are applied for both the copper and molybdenum concentrates.

•

The concentrate NSR value after royalties for the copper and molybdenum concentrates are then multiplied by their respective mass pull expressed in tonnes of concentrate produced per tonne of ore processed to obtain the contribution of each concentrate to the in-situ NSR value.

•	The in-situ NSR of each block in the regularized resource model is the sum of the in-situ NSR value from the copper concentrate and the molybdenum concentrate.
•

Resource model blocks which are of the indicated or measured resource categories with NSR values greater than their processing costs are considered potential ore while blocks which have NSR values less than their processing costs are considered as waste.

•

Process plant recoveries, throughputs, operating costs, and concentrate grades vary by ore type. Consistent with ore reserve reporting guidelines, only Measured and Indicated resources are coded to generate revenues in the NSR model. Inferred resources are coded and reported as waste.

•

Processing metal recoveries for copper, silver, gold, zinc, and lead are fixed numbers depending on the metallurgical domain while molybdenum is calculated by a formula linked to molybdenum and copper feed grades, and copper recovery. Copper, silver, gold, zinc, and lead grades in the copper concentrate are calculated by a formula. The grade of molybdenum in the molybdenum concentrate is a fixed number.

NSR Input Parameters
The metal price, mineral marketing parameters, operating cost, and metal recoveries used for pit optimization are showed in Tables 15-1 to 15-4.

Table 15-1 Metal Prices

Revenue	Units	Constancia & Pampacancha
Metal Price
Copper	$/lb	3.00
Molybdenum	$/lb	11.00
Silver	$/oz	18.00
Gold	$/oz	1,260.00

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Table 15-2 Mineral Market Parameters for Pit Optimization

Table 15-3 Operating Cost

Cost	Units	Constancia	Pampacancha
Mining Cost
Ore	$/tmined	1.35	1.85
Waste	$/tmined	1.30	1.55
Variable Cost
by Bench Up	$/tmined	0.01	0.01
	Exitbench	4185	4305
Down	$/tmined	0.02	0.02
G&A Cost
Ore	$/ttrat	1.60	1.60
Waste	$/tmined	0.00	0.00
Process Cost
Ore	$/ttrat	4.44	4.44

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Table 15-4 Metal Recoveries

Recovery	Supergene	Mixed	Hypogene	Skarn	HiZinc	Skarn PC
Cu %	88.4%	88.4%	90.5%	84.4%	84.4%	85.0%
Ag %	90.0%	90.0%	72.0%	52.0%	52.0%	70.0%
Au %	60.0%	60.0%	60.0%	60.0%	60.0%	70.0%
Mo %	55.0%	55.0%	55.0%	55.0%	55.0%	40.0%
Pb %	41.4%	41.4%	41.4%	41.4%	41.4%	41.0%
Zn %	80.0%	30.0%	30.0%	30.0%	30.0%	30.0%

15.1.3	PIT SLOPE GUIDANCE

The pit slope angles used for pit optimization, for the Constancia and Pampacancha pits come from the following engineering studies:

15.1.3.1	CONSTANCIA

Recommendations were extracted from the study, “OPEN PIT SLOPE DESIGN”, developed by Knight Piésold, January 2013 and it was used for pit optimization purposes.

The plan view and the design parameters for Constancia Pit by sector are shown in Figure 15-1 and table 15-5 respectively.

Figure 15-1 Constancia Pit Slope Sectors

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Table 15-5 Constancia, Recommended Pit Slope Angles

Pit Design Sector	Geotechnical Domain	Bench Face Angle (º)	Bench Height	Bench Width	Inter-ramp Angle	Max. Inter-ramp Slope Height
			(m)	(m)	(º)	(m)
Southwest	B-II: Heavily Faulted intrusive rock	60	15	9	40	200
Northwest	B-I: Slightly Faulted intrusive rock	65	15	8	45	200
Norteast	B-I: Slightly Faulted intrusive rock	65	15	8	45	200
Southeast	A: Sedimentary Rock	65	15	8	45	200

15.1.3.2	PAMPACANCHA

In the case of the Pampacancha Pit, the study, “Constancia Expansion – Pampacancha Feasibility Study”, developed by TWP/Itasca, August 2013, provides the geotechnical information about the pit slope design angles as pit optimization input.

The plan view and the design parameters for Pampacancha Pit by sector are shown in Figure 15-2 and table 15-6 respectively.

Figure 15-2 Pampacancha Pit Slope Sectors

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Table 15-5 Constancia, Recommended Pit Slope Angles

Pit Design Sector	Geotechnical Domain	Bench Face Angle (º)	Bench Height	Bench Width	Inter-ramp Angle	Max. Inter-ramp Slope Height
			(m)	(m)	(º)	(m)
Southwest	B-II: Heavily Faulted intrusive rock	60	15	9	40	200
Northwest	B-I: Slightly Faulted intrusive rock	65	15	8	45	200
Norteast	B-I: Slightly Faulted intrusive rock	65	15	8	45	200
Southeast	A: Sedimentary Rock	65	15	8	45	200

15.1.3.2	PAMPACANCHA

In the case of the Pampacancha Pit, the study, “Constancia Expansion – Pampacancha Feasibility Study”, developed by TWP/Itasca, August 2013, provides the geotechnical information about the pit slope design angles as pit optimization input.

The plan view and the design parameters for Pampacancha Pit by sector are shown in Figure 15-2 and table 15-6 respectively.

Figure 15-2 Pampacancha Pit Slope Sectors

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Table 15-6 Pampacancha, Recommended Pit Slope Angles

Pit Design Sector	Geological domain	Bench Face Angle (º)	Bench Height	Bench Width	Inter-ramp Angle	Max. Inter-ramp Slope Height
			(m)	(m)	(º)	(m)
North	Domain II	65	15	7.5	46	42
East	Domain I	65	15	8.5	44	40
South	Domain III	65	15	7.5	46	40
West	Domain II	70	15	7.5	49	44

15.1.4	OPTIMIZATION RESULTS

Whittle software has been used to create incremental economic pit-shells using the Lerchs-Grossman (LG) algorithm for setting of the optimum pit limit regarding the economic sensitivity. This optimization is based on the blocks NSR value and the economic algorithms whose goal is to find the opportunity for each mining block to have a profit, and finally determine the optimum economic shell which will be used as a mine design guideline.

Pit shell 32 for Constancia was generated at a 0.80 revenue factor and contains approximately 540 Mt of Ore and 521 Mt of Waste. The pit shell captures about 99.0% of the Net Cash flow of the base revenue factor 1 pit shell.

Figure 15-3 Constancia Whittle Results

Pit shell 35 for Pampacancha was generated at a 0.85 revenue factor and contains approximately 46 Mt of Ore and 76 Mt of Waste. The pit shell captures about 99.8% of the Net Cash flow of the base revenue factor 1 pit shell.

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Figure 15-4 Pampacancha Whittle Results

15.1.5	PIT DESIGN CRITERIA

Pit design parameters for Constancia and Pampacancha can be seen in the following Tables and Figures.

Table 15-7 Pit Design Parameters

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Figure 15-5 Constancia Ultimate Pit Design

Figure 15-6 Pampacancha Ultimate Pit Design

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15.2	MINERAL RESERVES

Proven and Probable Reserves have continued to grow at the Constancia mine to 598 million tonnes at a copper equivalent grade of 0.40% that support a 20 year mine life. The mine plan is such that the process plant is operating to the capacity of the Grinding circuit throughout the LOM. The plant is processing 31Mtpy (90,000 tpd at 94% availability), with a mining rate of 70Mtpy (ore plus waste). Constancia and Pampacancha Mineral Reserves by pit are summarized in Table 15-8 and by ore type in Table 15-9.

Table 15-8 Constancia and Pampacancha Mineral Reserves at June 30th, 2016

	Category	Mt	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)
Constancia	Proven	442.3	0.30	99	2.99	0.037
	Probable	109.4	0.23	64	2.66	0.035
	Total2P	551.7	0.29	92	2.93	0.037

Pampacancha	Proven	22.8	0.53	149	4.44	0.299
	Probable	20.2	0.44	164	3.85	0.250
	Total2P	43.0	0.49	156	4.17	0.276

Stockpile	Proven	3.5	0.50	115	4.53	0.075

	Proven	468.6	0.32	101	3.08	0.050
	Probable	129.6	0.26	80	2.85	0.068
Total		598.2	0.30	97	3.03	0.054

1.

The mineral reserve estimates for the Constancia operations are based in a long range mine plan (LOM) with economic value calculation per block (NSR in $/t), mining, processing, and detailed engineering parameters.

2.

The Constancia reserve pits (Constancia and Pampacancha) consist of operational pits of Proven and Probable reserves and are based on the following Long-term metal prices: copper US$3.00 per pound, molybdenum US$11.00 per pound, silver US$18.00 per ounce and gold US$1260 per ounce; metallurgical revering applied by ore type (between 84.4% to 90.5%); and processing cost of US$4.44 per tonne, G&A costs of US$1.60 per tonne and mining costs of US$1.30 and US$1.35 per tonne (Waste and ore respectively).

Table 15-9 Constancia and Pampacancha Mineral Reserves by Ore Type at June 30th, 2016

Constancia	Category	Mt	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)
Hypogene	Proven	360.3	0.28	100	2.76	0.036
	Probable	99.4	0.23	63	2.55	0.035
Supergene	Proven	29.1	0.49	94	4.56	0.035
	Probable	1.2	0.34	110	5.74	0.040
Skarn	Proven	19.7	0.46	120	4.07	0.066
	Probable	1.4	0.29	92	3.51	0.030
Mixed	Proven	3.5	0.45	98	3.42	0.040
	Probable	0.1	0.19	36	1.80	0.018
HiZinc	Proven	29.6	0.25	71	3.56	0.041
	Probable	7.4	0.20	63	3.65	0.034
	Proven	442.2	0.30	99	2.99	0.037
	Probable	109.5	0.23	64	2.67	0.035
Subtotal		551.7	0.29	92	2.93	0.037

Pampacancha	Category	Mt	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)
Skarn	Proven	22.8	0.53	149	4.44	0.299
	Probable	20.2	0.44	164	3.85	0.250
Subtotal		43.0	0.49	156	4.17	0.276

Stockpile	Category	Mt	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)
	Proven	3.5	0.50	115	4.53	0.075
Subtotal		3.5	0.50	115	4.53	0.075

Total	598.2	0.30	97	3.03	0.054

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15.2.1	MINERAL RESERVES ESTIMATES COMPARISON

A comparison was conducted of the updated Mineral Reserve estimate with the previously reported estimate, as reported in Hudbay’s 2015 AIF. As shown in table 15-10 below, the revised Reserve estimate shows a change in the Mineral Reserves to 611 Mt at 0.31% Cu resulting in an extra 37 kt of contained Cu. This is an increase of 2% of the contained copper and makes little difference to the Operation.

Table 15-10 Comparison Pit Reserves as at December 31, 2015

15.2.2	MINERAL RESERVES RECONCILIATION

The Mineral Reserves are supported by the current reserves reconciliation that Hudbay has carried out. Table 15-11 shows F1 reconciliation of Ore (LTP model vs STP model that include Polygons) from January 1st, 2015 to June 30th, 2016.

As shown in table 15-11 below, the Reconciliation shows an increase in the contained metal of 14%, this supports the Resources and Reserves estimation model and provides additional reserves to the Constancia mine in the short term period.

Table 15-11 Reconciliation at June 30th, 2016

F1 Reconciliation (2015 - 2016 Q2)	Ore, Mt	Ore, Cu (%)	Metal Contained, Kt
LTP Model	42.3	0.54	229,723
STP (Pol)	41.2	0.64	262,768
F1	97%	117%	114%

Factors That May Affect the Mineral Reserves Estimate

Areas of uncertainty that may materially impact the mineral resource estimate includes:

•	Long-term commodity price assumptions.
•	Operating cost assumptions.
•	Metal recovery assumptions used and changes to the metallurgical recovery assumptions as a result of new metallurgical testwork.
•	Changes to the tonnage and grade estimates may vary as a result of more drilling, new assay and tonnage factor information.

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16	MINING METHODS

16.1	MINE OVERVIEW

The Constancia mine is a traditional open pit mining operation using conventional truck and shovel operations. The Constancia ultimate pit design will measure approximately 1.8 km east to west, 1.6 km north to south, and have a maximum depth of approximately 660 m. The Pampacancha ultimate pit design will measure approximately 0.6 km east to west, 1 km north to south, and have a maximum depth of approximately 300 m. The primary waste rock facility (WRF), which is located to the south and east of the Constancia pit, is intended to be used for both deposits.

The processing facility is located approximately 1 km west of the Constancia Pit. A stockpile for non-acid generating (NAG) waste material is located at the south side of the Constancia pit, while the tailings management facility (TMF) is located 3.5 km to the southwest of the Constancia pit.

The general layout of the Constancia Operations site is shown in Figure 16-1, General Site Layout.

Figure 16-1 General Site Layout

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16.2	MINE PHASES

16.2.1	DESIGN CRITERIA

Final pit limit designs have been created for Constancia and Pampacancha based on the selected pit shells from the pit optimization. Six pit stages were developed for Constancia and two pit stages were developed for the Pampacancha Pit. The minimum mining width for each phase is 60 metres. This allows for the use of a shovel, trucks (in two lines) and a drill.

In addition to the parameters shown in the previous sections, haul roads have been designed at a 10% grade and at 32m for double lane haul roads and 24m for single lane haul roads for both the Constancia and Pampacancha Pits.

The following Figure 16-2 shows the ultimate pits for Constancia and Pampacancha.

Figure 16-2 Constancia and Pampacancha Ultimate Pit Design

16.2.2	PIT SLOPES ANGLES

In 2013, Knight Piesold developed a feasibility study for Constancia Pit Slope Design which was based on previous studies and additional geotechnical investigations. The designed pit was approximately 580 m deep.

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In 2013, new reserves were taken into account resulting in new limits for the ultimate pit. As a result, a new study to support the planned expansion for the ultimate pit design was required. The expanded design of the pit is approximately 650 m deep (70 m deeper than the previous pit design).

In 2014, Golder Associates carried out a Pre-Feasibility Study of Pit Slope Design based on the ultimate pit design for the Constancia Pit (expansion shell). Stability analyses were conducted for the overall pit walls considering the potential of non-circular failure mechanisms that could involve multiple benches. The analysis results indicated that due to relatively low rock mass strength compared to the planned slope heights of up to 650 m, the inter-ramp angles obtained from the kinematic analyses could not be directly applied to the operation.

Table 16-1 and Figure 16-3 show the recommendations for open pit slope design for Constancia.

Table 16-1 Constancia, Recommended Pit Slope Angles (Golder, 2014)

Figure 16-3 Constancia Pit slope sectors (Golder, 2014)

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As it relates to the Pampacancha Pit, the “Constancia Expansion – Pampacancha Feasibility Study”, developed by TWP/Itasca (August, 2013), provides the geotechnical information about the pit slope design angles as pit optimization input.

Table 16-2 and Figure 16-4 shows the recommendations for open pit slope design for Pampacancha.

Table 16-2 Pampacancha, Recommended Pit Slope Angles (ITASCA, 2013)

Pit Design Sector	Geological domain	Bench Face Angle (º)	Bench Height	Bench Width	Inter-ramp Angle	Max. Inter-ramp Slope Height
			(m)	(m)	(º)	(m)
North	Domain II	65	15	7.5	46	42
East	Domain I	65	15	8.5	44	40
South	Domain III	65	15	7.5	46	40
West	Domain II	70	15	7.5	49	44

Figure 16-4 Pampacancha Pit Slope Sectors (ITASCA, 2013)

16.2.3	MINE PHASES AND ULTIMATE PIT

Six mining phases define the extraction sequence for the Constancia deposit and two mining phases for the Pampacancha deposit. The phase development strategy consists of extracting the highest metal grades along with minimum strip ratios during the initial years to maximize the economic benefits of the ore-body, while enabling smooth transitions in waste stripping throughout the life of the mine to ensure enough ore exposure is maintained for mill feed.

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Mineral Reserves by phases for Constancia are shown in Figures 16-5 and 16-6 and for Pampacancha in Figures 16-7 and 16-8.

Figure 16-5 Pit By Pit Graph - Constancia

Figure 16-6 Constancia Phase Design, Section View EW

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Figure 16-7 Pit By Pit Graph - Pampacancha

Figure 16-8 Pampacancha Phase Design, Section View NS

Constancia - Mine Phase I

The starter pit, Phase 1, has been mined since 2014 to date, and is fit approximately by the Lerchs-Grossman pit shell defined by a $1.14/lb Cu price (38% of base metal price sensitivity case). This pit is located about 1,750 meters east of the primary crusher and ranges in elevation from 4,250 to 4,110 masl. The phase is approximately 700 meters wide east-west and 600 meters north-south. Phase 1 will develop approximately 41 million tonnes of ore at a stripping ratio of 0.24:1 (tonnes waste per tonnes of total ore). An illustration of the Phase 1 pit is shown in Figure 16-9.

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Phase 1 material is accessed by haul road 03, which has been constructed from the pit exit, southward, to the primary crusher. This road also branches off towards the Waste Rock Facility (WRF) and Tailings Management Facility (TMF) areas. These roads will be used for the life of operations.

The pit entrance is at 4,260 masl. A single ramp from that location enters the pit in a counter clockwise direction. The ramp switches back at 4,170 masl before reversing to a clockwise direction to the bottom of the pit. All benches are accessed by a double lane width haul road.

Figure 16-9 Constancia Pit Phase I (Grid 500m x 500m)

Constancia - Mine Phase II

Phase 2, has been mined since 2014 to date, and is fit approximately by the Lerchs-Grossman pit shell defined by a $1.38/lb Cu price (46% of base metal price sensitivity case). This pit is located about 2,000 meters east of the primary crusher and ranges in elevation from 4,440 to 4,050 masl. The phase is approximately 1100 meters wide east-west and 1050 meters north-south. Phase 2 will develop approximately 98 million tonnes of ore at a stripping ratio of 0.69:1 (tonnes waste per tonnes of total ore). An illustration of the Phase 2 pit is shown in Figure 16-10.

Phase 2 material is accessed by haul roads 3 and 4, which have been constructed from the pit exit, southward, to the primary crusher. These roads also branch off towards the WRF and TMF areas. These roads will be used for the life of operations.

The pit entrance is at 4,245 masl. Two ramps from that location enter the pit in counter clockwise and clockwise directions. The ramp switches back at 4,410, 4,365 and 4,155 masl before reversing to a clockwise direction to the bottom of the pit. All benches are accessed by a double lane width haul road.

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Figure 16-10 Constancia Pit Phase II (Grid 500m x 500m)

Constancia - Mine Phase III

Phase 3, has been mined since 2015 to date, and is fit approximately by the Lerchs-Grossman pit shell defined by a $1.62/lb Cu price (54% of base metal price sensitivity case). This pit is located about 2,200 meters north of the primary crusher and ranges in elevation from 4,290 to 4,185 masl. The phase is approximately 350 meters wide east-west and 350 meters north-south. Phase 3 will develop approximately 5 million tonnes of ore at a stripping ratio of 0.51:1 (tonnes waste per tonnes of total ore). An illustration of the Phase 3 pit is shown in Figure 16-11.

Phase 3 material is accessed by haul road 1, which has been constructed from the pit exit, eastward, to the primary crusher. This road also branches off towards the WRF and TMF areas. This road will be used for the life of operations.

The pit entrance is at 4,260 masl. A single ramp from that location enters the pit in a counter clockwise direction. The ramp switches back at 4,200 masl before reversing to a counter clockwise direction to the bottom of the pit. All benches are accessed by a double lane width haul road.

Figure 16-11 Constancia Pit Phase III (Grid 500m x 500m)

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Constancia - Mine Phase IV

Phase 4 will begin mining operations in 2017 and is fit approximately by the Lerchs-Grossman pit shell defined by a $1.62/lb Cu price (54% of base metal price sensitivity case). This pit ranges in elevation from 4,425 to 3,930 masl. The phase is approximately 1350 meters wide east-west and 1400 meters north-south. Phase 4 will mine approximately 149 million tonnes of ore at a stripping ratio of 0.90:1 (tonnes waste per tonnes of total ore). An illustration of the Phase 4 pit is shown in Figure 16-12.

The pit entrance is at 4,230 masl. Two ramps from that location enter the pit in counter clockwise and clockwise directions. The ramp switches back at 4,380, 4,350, 4,320, 4,290, 4,215 and 4,110 masl. All benches are accessed by a double lane width haul road.

Figure 16-12 Constancia Pit Phase IV (Grid 500m x 500m)

Constancia - Mine Phase V

Phase 5 will begin mining operations in 2024 and is fit approximately by the Lerchs-Grossman pit shell defined by a $2.04/lb Cu price (68% of base metal price sensitivity case). This pit ranges in elevation from 4,440 to 3,870 masl. The phase is approximately 1700 meters wide east-west and 1500 meters north-south. Phase 5 will develop approximately 135 million tonnes of ore at a stripping ratio of 1.50:1 (tonnes waste per tonnes of total ore). An illustration of the Phase 5 pit is shown in Figure 16-13.

The pit entrance is at 4,200 masl. Two ramps from that location enter the pit in counter clockwise and clockwise directions.

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Figure 16-13 Constancia Pit Phase V (Grid 500m x 500m)

Constancia - Mine Phase VI and Ultimate Pit

The final pushback, Phase 6, will begin mining operations in 2029 and is fit approximately by the Lerchs-Grossman pit shell defined by a $2.40/lb Cu price (80% of base metal price sensitivity case). This pit ranges in elevation from 4,425 to 3,780 masl. The phase is approximately 1700 meters wide east-west and 1700 meters north-south. Phase 6 will develop approximately 124 million tonnes of ore at a stripping ratio of 1.38:1 (tonnes waste per tonnes of total ore). An illustration of the Phase 6 pit is shown in Figure 16-14.

Figure 16-14 Constancia Pit Phase VI (Grid 500m x 500m)

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Pampacancha - Mine Phase I

Phase 1 will begin mining operations in 2018 and is fit approximately by the Lerchs-Grossman pit shell defined by a $0.90/lb Cu price (30% of base metal price sensitivity case). This pit is located about 5,700 meters east of the primary crusher and ranges in elevation from 4,320 to 4,065 masl. The phase is approximately 600 meters wide east-west and 600 meters north-south. Phase 1 will develop approximately 23 million tonnes of ore at a stripping ratio of 1.64:1 (tonnes waste per tonnes of total ore). An illustration of the Phase 1 pit is shown in Figure 16-15.

Phase 1 material is accessed by haul road 6, which has been constructed from the pit exit, eastward, to the primary crusher. This road also branches off towards the WRF and TMF areas. This road will be used for the life of operations.

The pit entrance is at 4,260 masl. A single ramp from that location enters the pit in a counter clockwise direction. The ramp switches back at 4,200 masl before reversing to a clockwise direction to the bottom of the pit. All benches are accessed by a double lane width haul road.

Figure 16-15 Pampacancha Pit Phase I (Grid 500m x 500m)

Pampacancha - Mine Phase II and Ultimate Pit

The final pushback, Phase 2, will begin mining operations in 2020 and is fit approximately by the Lerchs-Grossman pit shell defined by a $2.55/lb Cu price (85% of base metal price sensitivity case). This pit ranges in elevation from 4,320 to 4,050 masl. The phase is approximately 600 meters wide east-west and 1200 meters north-south. Phase 2 will develop approximately 21 million tonnes of ore at a stripping ratio of 1.91:1 (tonnes waste per tonnes of total ore). An illustration of the Phase 2 pit is shown in Figure 16-16.

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Figure 16-16 Pampacancha Pit Phase II (Grid 500m x 500m)

Total in situ ore reserves in the final pit as of June 30th 2016, are estimated to be 594.7 million tonnes and 666.0 million tonnes of waste material. Approximately 3.5 million tonnes of medium and low grade oxide has been stocked in temporary ore stockpiles. At the end of the mine life the stockpiles will be reclaimed and processed. Table 16-3 shows the mineral reserves estimates and the breakdown by Phases and Table 16-4 shows the mineral reserves estimates by phases and ore types.

Table 16-3 Constancia and Pampacancha Breakdown by Phases as of June 30th, 2016

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Table 16-4 Constancia and Pampacancha Breakdown by Phases and Ore Type as of June 30th, 2016

Constancia Pit	Ore, Mt	Cu%	Mo%	Auppm	Agppm
Phase 01	41.2	0.43	0.014	0.035	3.44
Hypogene	25.2	0.38	0.015	0.028	2.99
Supergene	7.3	0.53	0.009	0.024	3.91
Skarn	5.5	0.59	0.017	0.069	4.41
Mixed	0.5	0.42	0.009	0.033	3.91
HiZinc	2.7	0.34	0.009	0.056	4.23
Phase 02	97.8	0.35	0.011	0.035	3.51
Hypogene	65.2	0.29	0.012	0.030	3.21
Supergene	17.4	0.51	0.010	0.036	4.43
Skarn	7.3	0.45	0.010	0.069	3.98
Mixed	2.6	0.49	0.011	0.043	3.41
HiZinc	5.3	0.29	0.007	0.047	3.55
Phase 03	4.9	0.41	0.007	0.077	3.74
Hypogene	4.3	0.42	0.006	0.078	3.83
Skarn	0.5	0.41	0.008	0.073	2.86
HiZinc	0.1	0.20	0.005	0.054	4.05
Phase 04	149.0	0.28	0.010	0.038	3.16
Hypogene	132.1	0.28	0.011	0.037	3.02
Supergene	5.3	0.34	0.008	0.042	5.40
Skarn	2.5	0.43	0.010	0.063	4.23
Mixed	0.5	0.25	0.004	0.021	1.91
HiZinc	8.6	0.24	0.007	0.040	3.63
Phase 05	135.1	0.26	0.008	0.034	2.76
Hypogene	119.5	0.26	0.008	0.033	2.66
Supergene	0.4	0.26	0.005	0.039	4.49
Skarn	2.4	0.34	0.010	0.057	3.62
Mixed	0.0	0.15	0.005	0.021	1.65
HiZinc	12.7	0.23	0.007	0.035	3.51
Phase 06	123.7	0.23	0.006	0.040	2.20
Hypogene	113.3	0.23	0.006	0.040	2.13
Skarn	2.7	0.29	0.008	0.043	2.82
HiZinc	7.7	0.21	0.005	0.039	3.01
Total	551.7	0.29	0.009	0.037	2.93

Pampacancha Pit	Ore, Mt	Cu%	Mo%	Auppm	Agppm
Phase PC01	22.5	0.55	0.021	0.290	4.09
Skarn	22.5	0.55	0.021	0.290	4.09
Phase PC02	20.5	0.42	0.010	0.260	4.25
Skarn	20.5	0.42	0.010	0.260	4.25
Total	43.0	0.49	0.016	0.276	4.17

Stockpiles	Ore, Mt	Cu%	Mo%	Auppm	Agppm
Stk I, Supergene	0.3	0.68	0.020	0.059	3.77
Stk II, Supergene	0.2	0.37	0.008	0.020	2.86
Stk III, Hypogene	0.5	0.54	0.018	0.059	3.85
Stk IV,Skarn-HiZinc	2.5	0.48	0.009	0.086	4.92
Total	3.5	0.50	0.011	0.075	4.53

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16.3	MINE PRODUCTION SCHEDULE

16.3.1	PRODUCTION SCHEDULING CRITERIA

The operation and scheduling criteria used to develop the mining sequence plans are summarized in Table 16-5 below.

Table 16-5 Mine Production Schedule Criteria

Annual Moved Production Base Rate	71.0 Mtonnes
Annual Ore Production Base Rate	30.8 Mtonnes
Daily Ore Production Base Rate	90,000 tonnes
Process Plant yearly availability	94%
Operating Hours per Shift	12
Operating Shifts per Day	2
Operating Days per Week	7
Scheduled Operating Days per Year	365
Number of Mine Crews	3

Pit and mine maintenance operations are being scheduled around the clock. Allowances for down time and weather delays have been included in the mine equipment and manpower estimations.

16.3.2	MILL FEED AND CUT-OFF GRADE STRATEGY

An elevated cut-off grade strategy is implemented to bring forward the higher grade ore from the pit to the early part of the ore production schedule. Delivering higher grade ore to the mill in the early years will improve the net present value and internal rate of return of the project.

Net Smelter Return (NSR) values are calculated for each block in the resource model to represent the net Cu, Mo, Au and Ag metal values. The pit reserves are estimated on a cut-off with an NSR value of $6.04 /t (approximately 0.14% of copper in Constancia and 0.10% in Pampacancha due to its high Au grade). This is the minimum value of mineralized material that will cover the processing and G&A costs, and is therefore reserved for mill feed.

Priority plant feed consists of high grade material (Cu grade above 0.20%) . The medium and low grade material (Cu grade between 0.14% and 0.20%) is processed as needed and will otherwise be sent to long term ore stockpiles to be reclaimed at the end the mine’s life.

The mine plan criteria is summarized in Table 16-6.

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Table 16-6 Mine Plan Criteria

16.3.3	OVERBURDEN STRIPPING REQUIREMENTS

Mineral reserve tabulations by bench, by phase and a mine production scheduling program (MSSO and MSReserves, modules from MineSight® software) are used to analyze long-term stripping requirements for the Constancia Operations. Elevation and phase order dependencies and sinking rate controls are used in conjunction with mill ore production targets and an internal Cu grade cutoff of 0.14% or 0.10% (Constancia and Pampacancha respectively) to simulate open pit mining. The program, through successive iterations, allows the user to examine waste stripping rates over the life of the mine and their impact on ore exposure and mill head grades.

16.3.4	MINE PLANNING

The destination flowsheet for the Constancia Operation is shown in Figure 16-17.

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Figure 16-17 Destination Flowsheet

The mine production plan contains 666 Mt of waste and 598 Mt of ore (from pit and stockpiles), yielding a stripping ratio (Waste / Ore) of 1.2 to 1. An average yearly mining rate of 70 Mtpy, with a maximum of 73 Mtpy, is required to provide a nominal ore process feed rate of 31 Mtpy (90 000 tpd and 94% available). The ore production schedule for the operation reveals two trends. From 2016 to 2021, the Cu grade is 0.42% and From 2022 to 2035 the Cu grade is 0.26%, that means LOM average grades of 0.30% Cu, 0.010% Mo, 0.054 g/t Au and 3.03 g/t Ag for the 20 years of the life of the mine.

The priority to feed the plant consists in the opportunity to maximize the net value based on NSR ($/t), by first sending the high value material (HG) and then the medium value material (MG). The low value material (LG) is either fed as needed, sent to Ore Stockpiles, or is sent to the WRF.

Table 16-7 shows the distances, in km, between mine phases and the main facilities.

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Table 16-7 Distances between Phases and Facilities

Phase	Destination	Distances (km)
Ph01	Crusher	3.5
	WRF	4.5
	TMF	7.8
Ph02	Crusher	3.2
	WRF	3.9
	TMF	7.1
	Stock03	1.4
	Stock04	2.0
Ph04	Crusher	3.3
	WRF	4.2
	TMF	7.8
	Stock02	3.1
	Stock04	3.3
Ph05	Crusher	3.6
	WRF	5.9
	Stock02	2.7
	Stock03	3.1
	Stock04	4.0
Ph06	Crusher	4.0
	WRF	5.9
	Stock03	3.9
	Stock04	4.8
PhPC	Crusher	6.9
	WRF	5.6
	Stock04	4.8
Stock01	Crusher	0.5
Stock02	Crusher	2.0
Stock03	Crusher	1.1
Stock04	Crusher	2.1

The mine schedule drawings for life of mine are shown in Figure 16-18 to Figure 16-27.

Figure 16-18 Mine Plan 2016-2017

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Figure 16-19 Mine Plan 2018-2019

Figure 16-20 Mine Plan 2020-2021

Figure 16-21 Mine Plan 2022 - 2023

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Figure 16-22 Mine Plan 2024-2025

Figure 16-23 Mine plan 2026 - 2027

Figure 16-24 Mine plan 2028 - 2029

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Figure 16-25 Mine plan 2030 - 2031

Figure 16-26 Mine plan 2032 - 2033

Figure 16-27 Mine plan 2034 - 2035

The estimated mine production schedule is summarized in Table 16-8. Mine schedule details regarding total annual movement, stripping ratios, and mill feed by ore type are presented in Figure 16-28 to Figure 16-32.

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Table 16-8 Constancia Operations Mine Plan as of June 30, 2016

Year	Pits / Zones	Moved, Mt	Mined, Mt	Waste, Mt	Ore Pit to Stocks, Mt	Ore Pit to MILL, Mt	Ore Stock to MILL	Ore MILLED, Mt	Cu%	Mo%	Au ppm	Ag ppm	Fe%	Ratio CuOx	Ratio Zn/Cu	NSR, $/t
2016	Constancia	36.2	36.2	21.0	2.0	13.1		13.1	0.50	0.012	0.047	4.12	4%	6%	11%	27.8
	Stockpiles	2.4					2.4	2.4	0.47	0.012	0.066	4.20	6%	7%	32%	25.6
	SubTotal	**38.6**	**36.2**	**21.0**	**2.0**	**13.1**	**2.4**	**15.5**	**0.50**	**0.012**	**0.049**	**4.14**	**4%**	**6%**	**14%**	**27.5**
2017	Constancia	73.0	73.0	38.4	6.6	28.0		28.0	0.42	0.012	0.037	3.77	4%	7%	15%	23.2
	Stockpiles	2.9					2.9	2.9	0.32	0.009	0.051	4.01	5%	6%	43%	17.6
	SubTotal	**75.9**	**73.0**	**38.4**	**6.6**	**28.0**	**2.9**	**30.9**	**0.41**	**0.011**	**0.038**	**3.80**	**4%**	**7%**	**17%**	**22.7**
2018	Constancia	55.4	55.4	25.5	6.8	23.1		23.1	0.42	0.011	0.037	3.36	4%	7%	18%	23.2
	Pampacancha	17.9	17.9	13.7	1.7	2.5		2.5	0.40	0.006	0.213	3.51	17%	14%	15%	24.3
	Stockpiles	5.4					5.4	5.4	0.26	0.008	0.114	3.49	7%	8%	41%	16.5
	SubTotal	**78.7**	**73.2**	**39.1**	**8.5**	**25.6**	**5.4**	**31.0**	**0.39**	**0.010**	**0.064**	**3.39**	**5%**	**8%**	**20%**	**22.1**
2019	Constancia	28.1	28.1	13.2	1.5	13.5		13.5	0.40	0.010	0.043	3.76	4%	4%	22%	22.0
	Pampacancha	33.4	33.4	20.6	1.1	11.6		11.6	0.58	0.019	0.299	3.98	19%	9%	13%	36.8
	Stockpiles	5.7					5.7	5.7	0.27	0.008	0.043	3.57	5%	6%	51%	15.3
	SubTotal	**67.2**	**61.5**	**33.8**	**2.6**	**25.1**	**5.7**	**30.9**	**0.44**	**0.013**	**0.140**	**3.81**	**10%**	**7%**	**21%**	**26.3**
2020	Constancia	35.0	35.0	15.6	0.1	19.2		19.2	0.35	0.010	0.039	3.69	4%	5%	26%	19.4
	Pampacancha	34.1	34.1	21.3	1.1	11.7		11.7	0.48	0.022	0.252	3.87	20%	8%	18%	31.0
	SubTotal	**69.0**	**69.0**	**36.9**	**1.2**	**31.0**	**0.0**	**31.0**	**0.40**	**0.015**	**0.120**	**3.75**	**10%**	**6%**	**22%**	**23.8**
2021	Constancia	35.0	35.0	16.3	0.8	17.9		17.9	0.34	0.013	0.033	4.19	3%	6%	22%	19.5
	Pampacancha	33.8	33.8	20.7	0.3	12.8		12.8	0.54	0.009	0.315	4.88	18%	8%	17%	34.9
	Stockpiles	0.2					0.2	0.2	0.27	0.009	0.031	2.96	3%	5%	20%	15.8
	SubTotal	**69.0**	**68.8**	**37.0**	**1.1**	**30.7**	**0.2**	**30.9**	**0.42**	**0.012**	**0.150**	**4.47**	**10%**	**7%**	**19%**	**25.9**
2022	Constancia	65.6	65.6	34.5	3.5	27.6		27.6	0.28	0.012	0.029	3.02	3%	4%	26%	16.0
	Pampacancha	0.3	0.3	0.1		0.2		0.2	0.38	0.016	0.353	5.41	12%	6%	28%	28.8
	Stockpiles	3.1					3.1	3.1	0.16	0.007	0.025	2.77	3%	6%	28%	9.8
	SubTotal	**69.0**	**65.9**	**34.5**	**3.5**	**27.8**	**3.1**	**30.9**	**0.27**	**0.011**	**0.030**	**3.01**	**3%**	**4%**	**26%**	**15.5**
2023	Constancia	69.0	69.0	37.5	0.6	30.9		30.9	0.29	0.010	0.031	3.02	3%	2%	20%	16.6
	SubTotal	**69.0**	**69.0**	**37.5**	**0.6**	**30.9**	**0.0**	**30.9**	**0.29**	**0.010**	**0.031**	**3.02**	**3%**	**2%**	**20%**	**16.6**
2024	Constancia	69.0	69.0	37.9	0.1	30.9		30.9	0.28	0.011	0.041	3.64	3%	3%	26%	16.1
	SubTotal	**69.0**	**69.0**	**37.9**	**0.1**	**30.9**	**0.0**	**31.0**	**0.28**	**0.011**	**0.041**	**3.64**	**3%**	**3%**	**26%**	**16.1**
2025	Constancia	69.0	69.0	38.6	0.6	29.9		29.9	0.27	0.011	0.038	3.44	4%	3%	30%	15.6
	Stockpiles	1.0					1.0	1.0	0.24	0.008	0.027	2.67	3%	5%	21%	13.8
	SubTotal	**70.0**	**69.0**	**38.6**	**0.6**	**29.9**	**1.0**	**30.9**	**0.26**	**0.011**	**0.037**	**3.42**	**4%**	**3%**	**30%**	**15.6**
2026	Constancia	70.0	70.0	39.0	0.1	30.9		30.9	0.26	0.009	0.039	2.61	4%	2%	27%	14.9
	SubTotal	**70.0**	**70.0**	**39.0**	**0.1**	**30.9**	**0.0**	**30.9**	**0.26**	**0.009**	**0.039**	**2.61**	**4%**	**2%**	**27%**	**14.9**
2027	Constancia	70.0	70.0	39.2		30.9		30.9	0.28	0.010	0.033	2.49	3%	2%	18%	16.2
	Stockpiles	0.0					0.0	0.0	0.15	0.007	0.016	1.18	2%	10%	13%	8.7
	SubTotal	**70.0**	**70.0**	**39.2**	**0.0**	**30.9**	**0.0**	**30.9**	**0.28**	**0.010**	**0.033**	**2.49**	**3%**	**2%**	**18%**	**16.2**
2028	Constancia	66.0	66.0	40.7		25.3		25.3	0.27	0.010	0.035	2.86	3%	2%	25%	15.7
	Stockpiles	5.7					5.7	5.7	0.17	0.008	0.054	2.28	6%	5%	53%	10.4
	SubTotal	**71.6**	**66.0**	**40.7**	**0.0**	**25.3**	**5.7**	**31.0**	**0.25**	**0.009**	**0.038**	**2.75**	**4%**	**3%**	**29%**	**14.7**
2029	Constancia	66.0	66.0	37.4		28.6		28.6	0.27	0.009	0.034	3.40	4%	3%	29%	15.6
	Stockpiles	2.3					2.3	2.3	0.17	0.007	0.052	2.30	6%	4%	52%	10.3
	SubTotal	**68.3**	**66.0**	**37.4**	**0.0**	**28.6**	**2.3**	**30.9**	**0.26**	**0.009**	**0.036**	**3.32**	**4%**	**3%**	**30%**	**15.2**
2030	Constancia	70.0	70.0	39.1	0.0	30.9		30.9	0.24	0.008	0.030	2.43	4%	3%	27%	13.8
	SubTotal	**70.0**	**70.0**	**39.1**	**0.0**	**30.9**	**0.0**	**30.9**	**0.24**	**0.008**	**0.030**	**2.43**	**4%**	**3%**	**27%**	**13.8**
2031	Constancia	70.0	70.0	39.4		30.6		30.6	0.25	0.007	0.038	1.95	4%	2%	21%	14.0
	Stockpiles	0.3					0.3	0.3	0.16	0.007	0.041	2.21	5%	4%	45%	9.9
	SubTotal	**70.3**	**70.0**	**39.4**	**0.0**	**30.6**	**0.3**	**30.9**	**0.25**	**0.007**	**0.038**	**1.95**	**4%**	**2%**	**21%**	**14.0**
2032	Constancia	69.1	69.1	38.2		30.9		30.9	0.28	0.007	0.049	2.35	3%	2%	15%	16.0
	Stockpiles	0.0					0.0	0.0	0.19	0.009	0.092	2.66	9%	5%	77%	12.0
	SubTotal	**69.1**	**69.1**	**38.2**	**0.0**	**30.9**	**0.0**	**31.0**	**0.28**	**0.007**	**0.049**	**2.35**	**3%**	**2%**	**15%**	**16.0**
2033	Constancia	60.9	60.9	23.5	6.6	30.9		30.9	0.24	0.007	0.041	2.32	3%	2%	23%	13.9
	SubTotal	**60.9**	**60.9**	**23.5**	**6.6**	**30.9**	**0.0**	**30.9**	**0.24**	**0.007**	**0.041**	**2.32**	**3%**	**2%**	**23%**	**13.9**
2034	Constancia	41.9	41.9	10.4	0.7	30.9		30.9	0.23	0.006	0.036	2.29	3%	2%	17%	13.2
	SubTotal	**41.9**	**41.9**	**10.4**	**0.7**	**30.9**	**0.0**	**30.9**	**0.23**	**0.006**	**0.036**	**2.29**	**3%**	**2%**	**17%**	**13.2**
2035	Constancia	22.2	22.2	4.5		17.7		17.7	0.27	0.007	0.038	2.17	2%	2%	11%	15.4
	Stockpiles	8.7					8.7	8.7	0.16	0.005	0.039	1.95	4%	3%	40%	9.6
	SubTotal	**30.9**	**22.2**	**4.5**	**0.0**	**17.7**	**8.7**	**26.5**	**0.23**	**0.006**	**0.038**	**2.10**	**3%**	**2%**	**18%**	**13.5**
	TOTAL	**1,299**	**1,261**	**666**	**34.2**	**560.5**	**37.7**	**598.2**	**0.30**	**0.010**	**0.054**	**3.03**	**5%**	**4%**	**22%**	**17.7**

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Figure 16-28 Total Movement by year

Figure 16-29 Total Movement tonnes by phases

Figure 16-30 Ore Milled by year

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Figure 16-31 Ore Milled % by Ore type

Figure 16-32 Ore Milled tonnes by phases

The process plan, where the production of concentrate and fine copper is estimated based on recovery, is shown from Table 16-9 to Table 16-10 and Figure 16-33.

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Table 16-9 Ore Process Plan 2016 (2H) – 2035 (Constancia and Pampacancha)

•

Constancia’s higher molybdenum recovery and production is directly correlated to the proportion of hypogene ore feed. The resulting lower production in the years 2016 and 2017 reflect the lower proportion of hypogene in total mine feed.

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Table 16-10 Ore Process Plan 2016 (2H) – 2035 (Total)

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Figure 16-33 Total Copper Production (2H 2016 – 2035) in Concentrate

16.4	MINE FACILITIES

16.4.1	WASTE ROCK FACILITY (WRF)

The final design geometry for this facility incorporates the same slope profile as the original WRF, 20 m high benches with 1.4H:1V (36°) of bench slopes and 32 m wide catch benches. The overall slope of the stockpile will be about 3.0H:1V (18°). The initial capacity of WRF has been calculated at 710 Mt. To date, the remaining capacity of WRF reaches 581 Mt (306 Mm3 at 1.9 t/m3). The waste material balance is shown in Table 16-11.

Table 16-11 Constancia, Waste material balance

Waste	Mt
Total Waste, tonnes	666
Waste to TMF, tonnes	107
Waste to WRF, tonnes	559
WRF capacity, tonnes	581
Difference, tonnes	22

The Waste Rock Facility is shown in Figure 16-34.

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Figure 16-34 Waste Rock Facility

16.4.2	ORE STOCKPILES

The Constancia operation includes four ore stockpiles; these are distributed by type and ore grade. Lift height of these stockpiles is 12 or 14 meters.

The ore stockpiles capacities are as follows:

•	Stockpile 01 : 600 Kt,
•	Stockpile 02 : 500 Kt,
•	Stockpile 03 : 600 Kt, and
•	Stockpile 04 : 7,000 Kt (considered expansion, current capacity is 3,000 Kt)

Figure 16-35 shows the location of ore stockpiles of the mine.

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Figure 16-35 Location of Ore Stockpiles

16.4.3	TAILINGS MANAGEMENT FACILITY (TMF)

The Tailings Management Facility (TMF) area, where mill tailings are placed behind waste rock containment buttresses, is constructed throughout the life of the mine from the mining operation and quarries. The TMF area is southwest of the mining facilities area. The design for the TMF includes ramps for the mining fleet (240 tonnes trucks); and access for the small fleet referred to the Heavy civil Works (HCW) construction.

Since October 2015 the mining fleet has been used to send D2 material (NAG) from the Constancia operations to the TMF area in accordance with the mine plan. The centerline construction method will start from the 4090 masl elevation in 2017.

At the end of the impoundment life, the final dam crest elevations will be:

•

Tailings Dam equal to 4186 masl: according to the previous dam elevation developed by Knight Piésold at 4160 masl plus the dam height increase of 26 m, with 2 m of minimum freeboard (according to a the pre-feasibility study that was developed by Golder).

•	Saddle Dam equal to 4182 masl: the height of the saddle dam will be 12 m, with 4 m of minimum freeboard.
•	The average dry density of deposited tailings for this expansion was considered as 1.45 gr/cm3 to be re-evaluated at the next level of study.

The planning related to this mine operation facility was developed by Hudbay.

The TMF Stacking plan is shown in Table 16-12 and the final TMF design is shown in Figure 16-36.

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Table 16-12 Tailing Management Facility (TMF) Stacking plan

TMF	Stackingplan	year	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Mining Fleet	Down stream	Mtonnes	6.1	5.0	9.4	9.0	9.5	9.6	7.5	10.5	7.8	0.0	2.3	0.0	0.0	0.0	0.0
	Up stream	Mtonnes	4.7	0.0	1.7	2.1	1.5	1.8	2.0	1.1	1.1	1.2	1.2	1.1	1.1	1.3	0.6
	Sub total	Mtonnes	10.8	5.0	11.1	11.1	11.0	11.4	9.4	11.7	9.0	1.2	3.5	1.1	1.1	1.3	0.6	99.2
HCW	Core, Trans & Filter	Mtonnes	0.9	0.0	0.5	0.7	0.6	0.8	0.9	0.5	0.6	0.6	0.6	0.6	0.7	0.8	0.7
	D1/D2	Mtonnes	1.4	0.0	1.7	1.4	1.6	1.1	2.9	1.2	2.0	1.7	1.3	1.8	1.4	1.0	0.6
	Sub total	Mtonnes	2.3	0.0	2.1	2.1	2.2	1.9	3.8	1.7	2.6	2.3	1.9	2.4	2.1	1.9	1.3	30.6
	TOTAL	Mtonnes	13.1	5.0	13.2	13.2	13.3	13.3	13.2	13.4	11.5	3.5	5.4	3.5	3.2	3.1	1.9	129.8

Figure 16-36 TMF - Constancia

16.5	MINE EQUIPMENT

16.5.1	EQUIPMENT OPERATING PARAMETER

Mine equipment was selected based on the production requirements shown in Table 16-5. The mine site operates with two shifts per day, 12 hours per shift for 365 days a year. No significant weather delays are expected and the mine will not be shut down for holidays. Craft work schedule will consist of a standard three crew rotation.

Material characteristics used to determine productivity calculations are listed in Table 16-13. There are several different rock types at the Constancia operations but for production estimation the weighted average of all rock types was used. Major loading and haulage equipment will be equipped with electronic load monitors which will ensure maximum loading. All equipment production is reported in dry metric tonnes which is consistent with the reserve model. Moisture content is expected to range between 3.5 and 4.5 percent; for haulage calculations 4.0 percent was used.

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Table 16-13 Material Characteristics

In Situ Bulk Density	2.4 cubic meter per tonnes
Material Swell	25 Percent
Loose Density	1.9 cubic meter per tonnes
Moisture Content	4.0 Percent

16.5.2	MINE EQUIPMENT CALCULATION

Mine equipment requirements were developed based on the annual tonnage movements projected by the mine production schedule shown in Table 16-8, bench heights of 15 meters, two twelve hour shifts per day, 365 days per year operation; manufacturer machine specifications and material characteristics specific to the deposit were also considered.

A summary of fleet requirements by time period for major mine equipment are shown in Tables 16-14 and 16-15. Figure 16-37 shows the Truck profile through the LOM, which represents the equipment necessary to perform the following mine tasks:

•	Production drilling.
•	Loading and hauling of sulfide ore to the primary crusher (located on the east side of the pit), to waste rock (WRF) and to tailings dam (TMF) areas.
•	Maintaining mine haulage and access roads.
•	Maintaining WRF areas, ore stockpiles, TMF and berms, and regrading of slopes and final surfaces.

Table 16-14 Mine equipment 2016 – 2025

Year		2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Month		Jul-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec
MOVED	Mtonnes	38.6	75.9	78.7	67.2	69.0	69.0	69.0	69.0	69.0	70.0
Waste	Mtonnes	21.0	38.4	39.1	33.8	36.9	37.0	34.5	37.5	37.9	38.6
Ore	Mtonnes	15.2	34.6	34.1	27.7	32.2	31.8	31.3	31.5	31.0	30.5
Rehandle	Mtonnes	2.4	2.9	5.4	5.7	0.0	0.2	3.1	0.0	0.0	1.0
Shovels	#	3	3	3	3	3	3	3	3	3	3
Loaders	#	1	1	1	2	2	2	2	2	2	2
Trucks	#	22	22	22	22	25	27	23	23	23	24
Drills	#	2	3	3	3	3	3	3	3	3	3
Bulldozers	#	4	4	4	5	5	5	5	5	5	5
Whelldozers	#	2	2	3	3	3	3	3	3	3	3
Graders	#	2	2	2	3	3	3	3	3	3	3
Water trucks	#	1	1	1	2	2	2	2	2	2	2

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Table 16-15 Mine equipment 2026 – 2035

Year		2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Month		Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec
MOVED	Mtonnes	70.0	70.0	71.6	68.3	70.0	70.3	69.1	60.9	41.9	30.9
Waste	Mtonnes	39.0	39.2	40.7	37.4	39.1	39.4	38.2	23.5	10.4	4.5
Ore	Mtonnes	30.9	30.9	25.3	28.6	30.9	30.6	30.9	37.4	31.5	17.7
Rehandle	Mtonnes	0.0	0.0	5.7	2.3	0.0	0.3	0.0	0.0	0.0	8.7
Shovels	#	3	3	3	3	3	3	3	3	2	2
Loaders	#	2	2	2	2	2	2	2	1	1	1
Trucks	#	24	25	25	26	26	27	27	27	25	14
Drills	#	3	3	3	3	3	3	3	3	2	1
Bulldozers	#	5	5	5	5	5	5	4	3	3	2
Whelldozers	#	3	3	3	3	3	3	3	2	2	1
Graders	#	3	3	3	3	3	3	3	2	2	2
Water trucks	#	2	2	2	2	2	2	2	2	2	1

Figure 16-37 Trucks Profile

16.6	MINE OPERATIONS

Open pit mining at the Constancia Operations is based on conventional mining techniques; i.e., the use of drill & blast and shovels & trucks at the mine site. The Constancia Operations consist of two pits, Constancia and Pampacancha. The Constancia pit operation started in 2014, while Pampacancha will start in 2018.

The mining method consists of open pit mining and flotation of sulphide minerals to produce commercial grade concentrates of copper and molybdenum. Silver and a small quantity of payable gold will be included in the copper concentrate. The Pampacancha skarn deposit, located about 5 km to the southeast of the Constancia pit, exhibits higher grades of copper and gold.

The mine production plan contains 666 Mt of waste and 598 Mt of ore (from pit and stockpiles), yielding a stripping ratio (waste / ore) of 1.2 to 1. An average yearly mining rate of 70 Mtpy, with a maximum of 73 Mtpy, will be required to provide a nominal ore process feed rate of 31 Mtpy (90 000 tpd and 94% available). LOM average grades are 0.30% Cu, 0.010% Mo, 0.054 g/t Au and 3.03 g/t Ag.

16.6.1	DRILLING

For primary drilling production, a single – pass 270 (or 10 5/8”) millimeter diameter drill is planned to be matched with each shovel. After the evaluation of equipment dimensioning, three PV-271 drills were sized in order to achieve the planned production for the mine plans. The penetration ratio of the drill is approximately 43 m/h.

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Drill Patterns and Parameters

Drill patterns were designed only for Ore and Waste material, based on the geomechanical characterization. Table 16-16 shows the parameters for the drilling production.

Table 16-16 Parameters for drilling production

Parameter	Unit	Ore	Waste
Burden	m	9	10
Spacing	m	10	10
Bench Height	m	15	15
Over Drilling	m	0.5	0.5
Density	t/BCM	2.5	2.4
Tonnage to remove	t/hole	3,375	3,600

16.6.2	BLASTING

For wet and dry holes, Heavy ANFO 73 (70% of Emulsion and 30% of ANFO) is used. Based on the evaluation of productivities, powder factors are estimated to be about 0.18 Kg/t for Ore and 0.16 Kg/t for Waste. The estimated blast design, explosive type, and powder factors for the Constancia operation were based on the operations reconciliation. The overview of blasting practices include the explosives supply and transportation to the hole, loading, stemming, tie-in, evacuation of work areas affected by the blast and ignition of the blast.

16.6.3	LOADING

The primary units are 27 m3 (Hitachi EX5600-6) shovels, which are well-matched to the 240-tonne haulage trucks. A 19 m3 (CAT 994H) loader is complementing these shovels. The loader also is being required to provide flexibility for blending purposes. Pampacancha is expected to begin production in 2018, and for the start-up of the Pampacancha pit. A loader will be required to start the mining activities at the Pampacancha pit.

All phases have been designed to achieve high productivity, taking advantage of double-side loading and working in faces of around 60 meters in width.

16.6.4	HAULING

For the life of the mine, ore and waste will be transported by 240-tonne capacity haul trucks (CAT 793F or equivalent). The use of this class truck minimizes road congestion, labor requirements, and operating costs. Trucks with a 240-tonne capacity require a minimum haulage road width of 32 meters. Haulage routes were determined in order to estimate productivities and operating hours required by year. Table 19-17 and Figure 16-38 shows the parameters used in the Truck & Shovel study.

Table 16-17 Truck Fixed time

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Figure 16-38 Truck Speed by gradient

16.6.5	SUPPORT EQUIPMENT

Major support equipment includes mine equipment that is not directly responsible for the production advance, but which is scheduled on a regular basis to maintain in pit and ex pit haul roads, pit benches, WRF and TMF and to perform miscellaneous construction work as needed. Equipment operating requirements have been estimated based on the major mine equipment support requirements. Equipment in the mine support fleet includes:

•	Crawler dozers, D10T2 class
•	Rubber-tired dozers, 824K class
•	Motor graders, 14H class
•	Water trucks, 777G class

In general, the rubber-tired 824K-class dozers are used in the pit to clean around the primary loading units, with the track dozers used for haul road construction, pit development, WRF and TMF management, and final re-grading requirements. The graders and water trucks are used to maintain roads and control dust.

16.7	MINE ENGINEERING

16.7.1	GEOTECHNICAL PARAMETERS AND MINE PLANNING

In 2013, Knight Piesold developed a feasibility study for the Constancia pit slope design which was based on previous studies and additional geotechnical investigations.

Stability analyses were conducted to identify possible failure modes in the pit walls on bench and multi-bench scales. The analyses indicate that large-scale circular failure in the Constancia pit can be avoided given the base case assumptions of rock mass strength, blasting disturbance, and pore pressure conditions. Aggressive slope depressurization will be required for the middle-lower slopes as the pit deepens.

The recommended pit slope sectors and design parameters are shows in Table 16-18 and Figure 16-39.

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Table 16-18 Recommended pit slope angles (KP, 2013)

Pit Design Sector	Geotechnical Domain	Bench Face Angle(º)	Bench Height	Bench Width	Inter-ramp Angle	Max. Inter-ramp Slope Height
			(m)	(m)	(º)	(m)
Southwest	B-II: Heavily Faulted intrusive rock	60	15	9	40	200
Northwest	B-I: Slightly Faulted intrusive rock	65	15	8	45	200
Norteast	B-I: Slightly Faulted intrusive rock	65	15	8	45	200
Southeast	A: Sedimentary Rock	65	15	8	45	200

Figure 16-39 Constancia pit slope sectors (KP, 2013)

In 2013, new reserves were taken into account resulting in new limits for the ultimate pit. As a consequence, a new study to support the planned expansion for the ultimate pit design was required. The designed expansion of total pit is approximately 650 m deep (70 m deeper than the previous pit design).

In 2014, Golder Associates carried out a Pre-Feasibility Study of Pit Slope Design based on the ultimate pit design for the Constancia pit (expansion shell), which has all the details defined for this mine component according to the engineering that was developed.

Stability analyses were conducted for the overall pit walls considering the potential non-circular failure mechanisms that could involve multiple benches. The analysis results indicated that due to relatively low rock mass strength compared to the planned slope heights of up to 650 m, the inter-ramp angles obtained from the kinematic analyses could not be directly applicable to the operation.

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Table 16-19 and Figure 16-40 show the recommendations for open pit slope design for Constancia.

Table 16-19 Constancia, Recommended Pit Slope Angles (Golder, 2014)

Figure 16-40 Constancia Pit slope sectors (Golder, 2014)

Pit dewatering is required to achieve the planned pit slope angles. In some areas, the requirement for depressurization of the walls has been paramount to maintain slope stability, such as for the slopes excavated in the Heavily Faulted Intrusive Rock - Upper (south sector) and Sedimentary Rock - Upper (SE sector) domains.

In early 2016, Anddes Asociados developed an Updated Study of Pit Slope Design for Phases I, II and III, this study was mainly carried out for engineering support during the current operations in Phases I, II and III. The study was based on previous studies, additional geotechnical investigations and the current alteration model.

Stability analyses were conducted for phase pit walls considering the potential non-circular failure mechanisms that could involve multiple benches. Table 16-20 and Figure 16-41 show the recommendations for open pit slope design for Constancia Phases I, II and III.

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Table 16-20 Constancia, Recommended Pit Slope Angles (Anddes, 2016).

Figure 16-41 Constancia Pit slope sectors (Anddes, 2016)

In the case of Pampacancha Pit, the “Constancia Expansion – Pampacancha Feasibility Study”, developed by TWP/Itasca (August, 2013), provides the geotechnical information about the pit slope design angles as pit optimization input.

Table 16-21 and Figure 16-42 show the recommendations for open pit slope design for Pampacancha.

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Table 16-21 Pampacancha, recommended pit slope angles (Itasca, 2013)

Pit Design Sector	Geological domain	Bench Face Angle (º)	Bench Height	Bench Width	Inter-ramp Angle	Max. Inter-ramp Slope Height
			(m)	(m)	(º)	(m)
North	Domain II	65	15	7.5	46	42
East	Domain I	65	15	8.5	44	40
South	Domain III	65	15	7.5	46	40
West	Domain II	70	15	7.5	49	44

Figure 16-42 Pampacancha pit slope sectors (Itasca, 2013)

16.7.2	HYDROGEOLOGICAL PARAMETERS

Constancia Pit

The Constancia pit expansion will be operated from 2014 to 2035. At the end of mine life, the pit footprint at the ground surface will be approximately 15% larger, and the ultimate pit floor will be approximately 70 m deeper than the previous pit design (3780 m elevation versus 3840 m elevation).

Predicted total dewatering rates for the pit expansion design and the area of influence should be similar to 180 L/s (approved in the Groundwater Use Licence). The design was partially driven by requirements for mine water supply but the main goal of dewatering is to depressurize the pit wall so as to assure the overall pit slope stability. Although the pit is slightly larger in the expanded design, the depressurization targets are expected to be less than the 100 m distance. Assuming the bedrock hydraulic conductivity at depths below 250 m is greater than 1 x 10-8 m/s, pit dewatering using a combination of vertical dewatering wells and/or horizontal drain holes should be feasible. However, as either limited or no hydraulic conductivity testing has been conducted below this depth, vertical wells and horizontal drain holes could have significantly reduced effectiveness if the hydraulic conductivities are less than 10-8 m/s.

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If horizontal drain holes are used to achieve depressurization in targeted sections of the pit, it is expected that drain hole spacing will range between 10 and 15 m (assuming a bedrock hydraulic conductivity of 1 x 10-8 m/s to 1 x 10-7 m/s). In the upper weak zones where higher hydraulic conductivities were observed, the spacing could be larger (~30 m) or installation of vertical dewatering wells could be applicable. The final spacing and lengths of the drain holes would be established and refined during operation by phased installation of the drain holes system.

Based on the 2013 hydrogeological assessment and the subsequent recognition of reduced depressurization requirements, the number of vertical dewatering wells required to achieve depressurization could range between 30 and 50. The actual number of wells will depend on the amount of depressurization required for slope stability and on the hydraulic conductivity of the bedrock below 250 m depth. It is assumed that horizontal drain holes will likely be required below depths of 250 m. If in-pit wells are used, depending on the mine plan, wells may need to be progressively moved and replaced as the pit is widened and deepened. As mining operations progress, optimization of the dewatering system will likely be necessary based on hydrogeological data collected from dewatering wells and network of piezometers.

In practice, a staged approach to dewatering is applied where geological, structural, and hydrogeological information that is gathered at each stage of mine development is used to refine and optimize the dewatering activities. The staged approach focuses dewatering efforts in areas of identified concern (i.e., poorly draining slopes with low factors of safety), and facilitates selection of the most appropriate method to mitigate high pressures if present. From the hydrogeological perspective, this staged approach requires detailed monitoring of dewatering progress, dewatering well pumping rates, and pit inflows. Dewatering progress is typically assessed through observations gathered from multilevel piezometers and monitoring wells that are installed at critical locations behind the pit walls. Monitoring of water levels in pumping wells is typically not sufficient for monitoring dewatering progress since well inefficiencies can cause the water level in the pumping well to be different from true groundwater elevations near these installations.

Figure 16-43 shows the predicted hydraulic conductivities in Constancia and Pampacancha Pits.

Figure 16-43 Predicted hydraulic conductivities in Constancia and Pampacancha Pits

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Pampacancha Pit

The developed hydrogeological modeling from this study enabled planning of the pit drainage strategy. As a result, the construction of five perimeter wells, which are to be implemented prior to commencing mining operations, is required. These wells will vary in depths, and diameters will be adapted to the requirements and geometry of the pit design.

In addition, during the first phase (first year of mining) in 2018, two existing wells located inside the pit, which were constructed during the feasibility study, will be used. These will contribute to the start of the draining process.

The expected flow rate will be increased as mining and pit exploitation progresses, until a maximum rate of approximately 30 liters per second (L/s) is achieved. Based on the modeling undertaken, it is estimated that each well will have approximate flow rates varying between 5 – 12 L/s depending on the fracturing of the local geology showed in each well.

For monitoring of the advancement of pit dewatering activities, it is recommended that three additional piezometers are installed, which will be constructed to complement the network of existing piezometers within the pit area.

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17	RECOVERY METHODS

17.1	INTRODUCTION

17.1.1	GENERAL LAYOUT AND DESCRIPTION

The process plant and facilities have been designed by Ausenco engineers in Australia, Canada and Peru. The design was based on the GRDMinproc DFS design, with one phase of optimization of the comminution circuit, followed by front end engineering and design (FEED) and detailed engineering as part of the EPCM contract with Ausenco.

The mine is sited in hilly terrain. The plant site was selected as being the closest site available to the mine that is both economical and practical to develop, but significant earthworks were required to establish a multi-tiered pad. Major plant areas are all located on in-situ material, i.e. constructed on cut. Some general buildings are constructed on engineered embankment. Construction facilities and laydown areas have been reutilized for operational offices, workshops, and material storage.

The crushing facility is benched into the hillside to minimise expensive ROM pad construction. The layout allows the crushing facility to be free-draining ensuring practical and economical maintenance.

The mine office and workshops are located on the ROM pad to the west of the process plant, and are located outside the 500 m designated blast zone from the pit boundary. Figure 17-1 shows the general layout.

Figure 17-1 Site Layout

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17.1.2	FACILITY DESCRIPTION

The plant processes 90,000 tpd of ore (30.8 Mtpa at 94% plant availability) from the Constancia and Pampacancha pits.

The primary crusher, belt conveyors, thickeners, tanks, flotation cells, mills and various other types of equipment are located outdoors without buildings or enclosures. To facilitate the appropriate level of operation and maintenance, molybdenum concentrate bagging plant, copper concentrate filters and concentrate storage are housed in clad structural steel buildings. Ausenco designed the processing facilities according to the process design criteria in Table 17-1.

Table 17-1 Key Process Design Criteria

Plant Design capacity	Mt/a	30.8
Copper feed grade	Max, Cu %	0.79
Copper feed grade	Average, Cu %	0.39
Molybdenum feed grade	Max, Mo g/t	202
Molybdenum feed grade	Average, Mo g/t	105
Primary crushing availability	%	75
Grinding availability	%	94
Design Bond Ball Work Index	kW-h/t	15.9
Primary crusher size	Inches kW	63 x 18 600
SAG mill size	Feet kW	36 x 26.5 16,000 x 2
Ball mill size	Feet kW	26 x 41 16,000 x 2
Rougher flotation cells	m³, nominal Number	300 14
Flotation cleaning column	Stages	2 Column Cells
Bulk concentrate thickener diameter	m	24
Copper concentrate thickener diameter	m	24
Molybdenum concentrate thickener diameter	m	4
Tailings thickener diameter	m	24

The plant was designed in 3D, allowing for rapid collaboration and easy review.

A view of the plant in 3D is given in Figure 17-2. The process flowsheet, set out in Figure 17-3, for the Constancia recovery process is similar to other major Copper-Molybdenum plants in Latin America.

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Figure 17-2 3D View of the concentrator

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Figure 17-3 Constancia Process Flowsheet

ESPESAMIENTO DE RELAVES
FLOTACION ROUGHER
REMOLIENDA DE COBRE
CHANCADO PRIMARIO
MOLIENDA
FLOTACION DE LIMPIEZA
ESPESAMIENTO DE CONCENTRADO COBRE - MOLIBDENO
FLOTACION DE MOLIBDENO
MANEJO DE CONCENTRADO DE MOLIBDENO
CONCENTRADO DE COBRE ESPESAMIENTO & FILTRADO

HUDBAY	FLOW SHEET PLANTA CONCENTRADORA CONSTANCIA	Elaborado por:	MICHAEL APARICIO/JESUS BONILLA
		Revisado por:	OSCAR ALVAREZ
		Aprobado por:	HUGO GRANADOS

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17.1.3	THROUGHPUT OPTIMIZATION

Since 2012, considerable effort was made by Ausenco and Hudbay to re-evaluate the actual throughput capacity of the processing facilities. Higher throughput was predicted for mine planning and financial planning purposes, based on the following points:

(i)	While the process designs criteria were 76,000 t/d at 91.3% availability, it was determined that 93 to 94% availability could be achieved if good maintenance and operating practices were in place.

(ii)

The SAG mill throughput was constrained by the competency of the hypogene ore type, but further review showed that much of this domain had very low rock quality (RQD). Therefore SAG milling is expected to require less energy per tonne, thus increasing the overall throughput.

(iii)	The grind size was relaxed for the hypogene ore type from P80 106 to 130 µm.

(iv)

In most of the equipment, including the flotation cells, filters, thickeners, pipes and pumps, no extra capital expense was required to project this higher throughput as it was already within the considered design factors.

Therefore, the nominal throughput that has been considered for mine planning and the financial model is 90,000 t/d.

17.2	PROCESSING PLANT - GENERAL

The general layout of the processing plant is shown in Figure 17-4.

Figure 17-4 Processing Plan Layout

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The processing plant has been laid out in accordance with established good engineering practice for traditional grinding and flotation plants. The major objective is to make the best possible use of the natural ground contours to minimise pumping requirements by using gravity flows and also to reduce the height of steel structures.

To optimise the cost of the major footings for the SAG mill, the height of the SAG mill above grade was minimised by locating the cyclone feed sump as low as possible. The mill cyclones have been located so that the cyclone overflow can gravitate into the rougher conditioning tank.

At the tailing end of the flotation bank, the copper tailings thickener has also been located to facilitate gravity flow and eliminate the requirement for another large set of pumps.

Due consideration has been given to the layout of the molybdenum plant to facilitate good housekeeping and occupational health and safety requirements. The robust nature of the molybdenum bearing froth very often results in difficult housekeeping conditions within the work area and the use of sodium hydrogen sulphide (NaHS) for copper depression and separation from molybdenum concentrate has the potential to generate hydrogen sulphide (H2S) gas.

The copper and molybdenum plants are independent of each other and separated by a reasonable distance. Further, the molybdenum concentrator is sited downwind of major high occupancy plant areas (prevailing wind on site is from the north). Similarly, the reagents area can release hazardous gases and so is located downwind of high occupancy plant areas, but close enough to the flotation area to avoid long runs of piping.

Due to these considerations the molybdenum plant was enclosed by a fence to strictly control personnel access to the areas of potential exposure. Similarly, a thorough training program has been put in place to educate anyone entering the plant concerning the hazards and safety procedures.

Rainwater runoff and general spillages from the processing plant are fully contained and directed to the process plant sediment pond. Again, the natural fall of the site is used to direct flow to this pond, located at the western end of the site at the lowest point, to avoid the need for pumps.

Wherever possible, major substations and motor control center (MCCs) have been located as close as possible to the drives to minimise cable run lengths.

17.3	BUILDINGS

The following buildings were constructed as part of the facilities:

1.	Office building – originally the EPCM offices on site. These were converted for general administrative offices.
2.

Warehouse and workshop – the building shell was constructed as part of the original construction with services running to the building; however, completion was deferred to a later date. Process plant maintenance is working out of the construction shops originally set up for the SMP contractor. Warehousing is managed within a fenced platform near the process plant using construction structures put in place for commissioning.

3.	A plant office building with the control room, server room, a DCS engineering station and a shift boss office.
4.	A combined chemical and metallurgical laboratory building.
5.	A crusher control room.
6.	A combined copper concentrate filtration and storage building.
7.	A molybdenum concentrate packing plant shed

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17.4	CRUSHING

17.4.1	CRUSHING

A 63” x 118” gyratory crusher receives ROM of up to 1 m in size and reduces it to less than 125 mm (Figure 17-5). A variable speed belt feeder delivers ore from the crusher chamber to the coarse ore stockpile feed conveyor. The site mobile crane is used for major crusher maintenance. A drive-in dump pocket makes it possible to clear the crusher with a small FEL or bobcat.

Figure 17-5 Primary Crusher Isometric View

The crusher is an FLSmidth 63” x 118” gyratory crusher with a 1000 kW motor. This is likely to be under-utilized for most of the highly fractured ore, but will ensure throughput when processing an area of competent rock.

The ROM bin and crusher surge pocket has the volume to hold 1.6 truck loads

17.4.2	CRUSHED ORE STOCKPILE AND RECLAIM

The grinding circuit requires two SAG mill feed conveyors (Figure 17-6). Dual reclaim chambers (near- parallel) are used to house a total of four apron feeders that draw ore from the crushed ore stockpile to the SAG mill feed conveyors. A secondary egress or emergency tunnel is achieved through the connection of the two reclaim chambers.

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Figure 17-6 Coarse Ore Stockpile Isometric View

17.5	GRINDING

The grinding circuit consists of two trains of grinding mills, each train identical, treating 1875 t/h (Figure17-7). Each train consists of a single FLSmidth semi-autogenous grinding (SAG) mill, a ball mill and a potential addition of a pebble crusher (SABC). The ball mills are operated in closed circuit with a FLSmidth (Krebbs) cyclone cluster to produce a product from the grinding circuit of 80% passing until 130 µm.

The SAG mills are fitted with a dual pinion drive system and are driven by a variable-speed drive comprised of a SER hyper-synchronous drive. The SAG mills are 11 m (36’) dia, 7.3 m EGL (26.5’) . Each SAG mill is driven by two 8 MW motors. The 16 MW, twin pinion, SAG mills were selected over the equivalent GMD to reduce both capital and commissioning costs.

The 16 MW ball mills selected are fitted with twin pinion drives operated at fixed speed. The mills are 7.9 m (26.5’) dia, 12.4 m EGL (41’). Like the SAG mills, each ball mill is driven by two, 8 MW motors. Each of the eight mill motors are interchangeable, and started using conventional liquid resistant starter circuits (although once started, the SAG mill SER system takes over control enabling limited variable speed control). The commonality of motors reduces the number of maintenance spares required to be held on site.

The pebble crushers are only expected to be needed after Year 3 of operations, so their installation has been deferred and their future need is still being determined. Each of the two pebble crushers is fitted with a 600 kW drive. Hydrocone crushers were selected for their capability of adjusting the closed side setting depending on power demand. This increases the flexibility of the machines and reduces the need for pebble storage prior to the crusher.

Each grinding train has a single (duty only), 1.5 MW Warman 650 MCR M200 variable speed cyclone feed pump. A full rotable spare assembly is held on site and changed out when required. The layout allows for the flexibility to recycle cyclone underflow to the SAG mills; a single “drive-on” grinding floor; a simple cyclone tower; clear access to the wet end pumps; and clear access to scats clean-up from the ball mill.

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Figure 17-7 Grinding Circuit Isometric View

The capital cost was reduced by not installing standby cyclone feed pumps. It is anticipated there may be unscheduled stoppages when these pumps fail and have to be replaced on the fly. Spare units ready to be installed can be installed in approximately six hours. Easy access by mobile cranes is provided and it is possible to only change the wet end of the pump, reducing time lost to motor alignment.

17.6	COPPER-MOLYBDENUM FLOTATION

The function of the copper flotation area (Figure 17-8) is to recover copper and molybdenum into a copper/molybdenum concentrate, reject zinc to the cleaner scavenger tailings stream and reject coarse non-sulphide gangue to the rougher tailings.

Each grinding circuit line is conditioned with slaked lime to ensure the circuit pH is maintained at its set value.

Cyclone overflow from each of the primary grinding hydrocyclones reports via gravity to the corresponding bulk rougher circuit. FLSmidth Krebs gMAX 26 cyclones are used. The bulk flotation consists of two copper rougher flotation banks each consisting of seven 300 m3 mechanical flotation cells, operated at a pH of 10. These produce a bulk concentrate containing copper, silver, gold and molybdenum which reports to the regrind cyclone feed sump. The bulk tailings flow by gravity to the tailings thickener for eventual disposal at the TMF. Spillage and water are removed by two rougher flotation area sump pumps.

The bulk rougher concentrate is pumped to a cyclone cluster. Finer material, which does not require regrinding, would report to the cyclone overflow. The coarse material reports to the cyclone underflow and is pumped to the bulk cleaner regrind mill. A 3 MW Xstrata M10.000 IsaMill is used.

The regrind mill discharge is combined with the regrind mill cyclone cluster overflow, and is pumped to the first bulk cleaner flotation cell. In the bulk cleaner circuit the pH is increased to 11.0 with slaked lime.

The copper cleaner circuit consists of three stages of cleaning and one bank of cleaner scavenger flotation cells.

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The first bulk cleaning circuit consists of four OK-130 130 m3 flotation cells. Concentrate containing copper and molybdenum is recovered and reports to the 2nd stage cleaner feed sump and the 2nd stage cleaner flotation cells for further upgrading. The tails report to the five cleaner scavenger flotation cells. An additional launder was installed during operation to allow the concentrate from the first cell to be re-directed to the final concentrate when the quality is sufficient. This allows for removing some of the load from the cleaner circuit during high head grade conditions.

The 2nd stage copper cleaner flotation stage consists of three OK-130 130 m3 mechanical flotation cells. The concentrate reports to the 3rd copper cleaner flotation stage for further upgrading. The tails from the 2nd copper cleaner report back to the copper cleaner conditioning tank.

The 3rd copper cleaner flotation stage consists of two ERIEZ (CPT) flotation columns, 4.88 m diameter x 12 m high. The columns produce a bulk copper/molybdenum concentrate which reports to the molybdenum feed thickener in the molybdenum flotation circuit for further treatment. The concentrate can be bypassed directly to the final concentrate thickener when the molybdenum plant is not in operation. The tails stream reports to the head of the 2nd stage copper cleaner flotation stage via the feed sump. The flotation columns are supplied with compressed air from dedicated copper flotation column compressors.

The copper cleaner scavenger stage consists of six OK-130 130 m3 mechanical flotation cells. Low grade concentrate is recovered and reports back to the copper cleaner conditioning tank. The tails are fed to the tailings thickener.

The flotation cells, other than the flotation columns, are supplied with low pressure air from dedicated low pressure air blowers.

The copper/molybdenum concentrate from the copper 3rd stage cleaner flotation column reports to a 24.0 m diameter copper/molybdenum feed thickener. The main function of the thickener is to reduce carryover of reagents from copper flotation into the molybdenum flotation circuit. Thickener overflow is returned to the copper circuit.

Figure 17-8 Cu-Mo Flotation Circuit Isometric View

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17.6.1	LAYOUT

The cleaning circuit, consisting of 1st, 2nd and scavenger flotation stages is arranged in a counter current arrangement, whereby the largest flow, the tails, flows by gravity from one stage to the next. All cells are the same size. The concentrate launders and pumps are all arranged on the outside of the plant to allow for easy maintenance access. This arrangement also allows for the number of cells in each stage to be modified, with some minor pipework changes, during operations.

17.6.2	BULK FLOTATION AREA SUMPS

To reduce capital costs and improve the overall plant, the volume held in each sump has been minimized.

Under normal operating conditions, the slurry that is collected under the flotation areas is concentrate from the top of the cells. This is collected and pumped from the sump pump area back into the process.

During routine shutdowns or power failures, the mechanical cells can stop and do not need to be drained. For maintenance, it will be occasionally necessary to dump the contents of the flotation cells.

Since the value of the slurry in each rougher cell is low, the sump is not designed to contain an entire cell. In a typical maintenance shutdown the slurry dumped from the rougher cells is expected to be pumped to tails by the rougher area sump pump. If this pump fails or if there is no power, then the rougher slurry will overflow the sump and runs along a channel to the plant run off pond. This would be an exceptional case, such as in an emergency.

In the case of the 3rd cleaner columns, the sump has enough volume to hold one of the two columns. When the plant is down for more than 3 to 4 hours then the columns will need to be drained. If the sump pump is down then the sump will over flow into the 2nd cleaner sump.

17.7	MOLYBDENUM SEPARATION

The function of the molybdenum flotation area (Figure 17-9) is to recover molybdenum into a molybdenum concentrate and reject copper to the tailings as a copper concentrate. The stages of molybdenum flotation are: rougher, 1st to 7th stage cleaners and cleaner scavengers.

The molybdenum roughers, first cleaners, second cleaners and cleaner scavengers consist of 10 m3 cells, and the subsequent molybdenum cleaner circuits consist of 3 m3 cells. The flotation cells are covered and air is induced into each cell.

Underflow from the copper-molybdenum concentrate thickener is pumped to a 38 m3 agitated molybdenum rougher conditioning tank. NaHS is added to the conditioning tank to inhibit the flotation of copper, with promoter (diesel emulsion) also added to enhance the flotation of molybdenum. From there the overflow flows to the ten 10 m3 molybdenum rougher flotation cells. The tailings from the rougher cells form a portion of the copper concentrate and are pumped, with the molybdenum cleaner scavenger tailings, to the copper concentrate thickener. The molybdenum rougher concentrate reports to the molybdenum 1st cleaner flotation cells.

All of the molybdenum cells, other than the final cleaner, will be WEMCO type self aspirating cells from FLSmidth.

The molybdenum cleaner circuit consists of seven stages of cleaning and one bank of cleaner scavenger flotation cells. The molybdenum 1st stage cleaner consists of three 10 m3 mechanical flotation cells. From these a concentrate containing molybdenum values is recovered and flows to the molybdenum 2nd stage cleaner flotation cells for further upgrading. The tailings from the molybdenum 1st stage cleaner flow to the two 10 m3 molybdenum cleaner scavenger flotation cells.

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The molybdenum 2nd stage cleaner flotation consists of two 10 m3 flotation cells. From the flotation cells the concentrate reports to the molybdenum 3rd stage cleaner flotation cells for further upgrading. The tailings from the molybdenum 2nd stage cleaner flotation cells reports to the molybdenum 1st stage cleaner flotation cells.

The molybdenum 3rd stage cleaner flotation consists of two 3 m3 flotation cells. From the cells, the concentrate reports to the molybdenum 4th stage cleaner flotation cells for further upgrading. The molybdenum 3rd stage cleaner tailings report to the molybdenum 2nd stage cleaner flotation cells.

The molybdenum 4th stage cleaner flotation consists of two 3 m3 flotation cells. The cells produce molybdenum concentrate which reports to the molybdenum 5th stage cleaner flotation cells. The tailings from the molybdenum 4th stage cleaner cells reports to the molybdenum 3rd stage cleaner flotation cells.

The molybdenum 5th stage cleaner flotation consists of a single 3 m3 flotation cell. The cell produces a molybdenum concentrate which reports to the molybdenum 6th stage cleaner flotation cell. The tailings from the molybdenum 5th stage cleaner cell reports to the molybdenum 4th stage cleaner flotation cells.

The molybdenum 6th stage cleaner flotation consists of a single 3 m3 flotation cell. The cell produces a molybdenum concentrate which reports to the molybdenum 7th stage cleaner flotation cell. The tailings from the molybdenum 6th stage cleaner cell reports to the molybdenum 5th stage cleaner flotation cell.

The molybdenum 7th stage cleaner flotation consists of a single 3 m3 Xstrata Jameson flotation cell. The cell produces a molybdenum concentrate which is pumped to the molybdenum concentrate thickener.

The tailings from the molybdenum 7th stage cleaner cell reports to the molybdenum 6th stage cleaner flotation cell.

The molybdenum cleaner scavenger consists of two 3 m3 mechanical flotation cells. A low grade concentrate is recovered and is pumped back to the copper/molybdenum feed conditioner tank. The tailings from the molybdenum cleaner scavenger are pumped to the copper concentrate thickener.

Spillage and water are removed by a sump pump in the flotation building,

Figure 17-9 Cu-Mo separation circuit isometric view

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17.8	COPPER CONCENTRATE THICKENING AND FILTRATION

The tailings from the molybdenum flotation roughers and molybdenum cleaner scavengers report to a 24 m diameter copper concentrate thickener (Figure 17-10), via a static screen to remove tramp material. Flocculant is added to enhance settling. The clarified thickener overflow reports to the process water pond, to be pumped to the process water tank. The thickener underflow is removed at 60% solids via duty/standby peristaltic pumps

The thickened and de-tramped slurry is stored in two 860 m3 agitated tanks. These provide a 24 hour surge capacity, allowing filter maintenance to be conducted without affecting mill throughput. The filter feed is pumped to one of two LAROX horizontal plate pressure filters with a combined maximum filtration rate of 91.2 t/h. The filters operate with a total cycle time of 9.8 min and are designed to produce a filter cake of less than 8.0% moisture. The filter cake is dropped to the floor below where it is transferred to the concentrate storage pile by front end loader. Filtrate, cloth wash, and flushing water are returned to the copper concentrate thickener.

Figure 17-10 Cu concentrate thickening and filtration area isometric view

17.9	CONCENTRATE STORAGE AND LOADOUT

Annual concentrate production rates showed at Figure 17-11.

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Figure 17-11 LOM Copper Concentrate Production.

After filtering, the copper concentrate is transferred to a copper concentrate product storage stockpiles by front end loader inside the copper concentrate and load-out building. The building contains a live stockpile with capacity for seven days production (12,000 t).

A fleet of approximately 140 tractor trailers, each with 36 t hauling capacity, are used to transport the concentrate to the port. A single front end loader is used to collect concentrate as it falls from the filters and either load it directly onto the trucks or temporarily store it in the same building. The trailers are fully enclosed units with pneumatically operated lids. Locks and security seals are applied at site. A truck scale weighs each truck before leaving site and upon arrival in Matarani. One primary contractor is used for the base load with surge capacity being made up with several smaller contractors.

The trucks have a two day round trip from site to the port and back, depending upon road conditions and other factors. Rigorous control procedures are applied during transport including separate escorts, GPS tracking and monitoring, controlled resting periods for the drivers, and secure stopping points en route. The position and velocity of every convoy is monitored continuously from the security control center in Constancia.

17.10	MOLYBDENUM CONCENTRATE THICKENING AND FILTRATION

The molybdenum concentrate gravitates to a 4 m diameter thickener where it is thickened to 60% solids. The thickener overflow reports to the molybdenum process water tank, where it is used as process water in the molybdenum flotation circuit. The thickened concentrate is pumped to an agitated 48 m3 molybdenum surge tank, which has a residence time of 24 hours and acts as surge capacity for filtration.

The slurry is then pumped to a pressure filter to produce a filter cake of approximately 15% moisture. Filter cake is conveyed by a bobcat to the molybdenum bulk bagging plant. Molybdenum concentrate is bagged into 1 m3 bulk bags. The bulk bags are loaded onto trucks using forklifts.

The filtrate from the filter reports to the tailings thickener. The thickener overflow flows by gravity to the process water tank.

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17.11	TAILINGS DISPOSAL

The copper tailings flow by gravity from the two copper rougher tailings lines, and by pumps from the cleaner scavenger tailings line, to a 75 m diameter tailings thickener, where it is thickened to 58% solids. Thickened underflow is then pumped to the tailings dam. The thickener overflow gravitates to the process water tank where it is used in the grinding and copper roughing circuits.

The tailings pumping system consists of five centrifugal pumps in series with an HDPE lined steel pipe that crosses the Chilloroya valley. The pumping station at the plant site is designed to take tailings thickener underflow and dilution water and pump the mixture to the tailings dam on the other side of the valley. The pipeline follows the haul road route to save costs, increase maintenance access and reduce land disturbance. The road is built at low slope angles, typically less than 10%. The tailings pipeline has a maximum slope of 12%. This is less than the angle of repose of the settled solids in the slurry, which is 15°. Consequently, if there is an un-programmed shutdown, for example a power outage, the slurry can sit in the line without having to be discharged or flushed. To reduce the risk of plugs during startup, all of the pumps in the pump station are fitted with variable speed drives.

The tailings pumping train can operate with as few as three pumps in operation allowing for extended maintenance times and coordinating with mill liner changes to minimize downtime. Under a normal scheduled stoppage, process water will be used to flush the solids from the line into the tailings dam.

17.12	REAGENTS

The reagents area is located to the west of the grinding and flotation areas.

Coarse lime and flocculant are delivered as solids to the reagents area by road trucks and stored in the reagents building.

A packaged flocculant mixing plant prepares flocculant for storage in an agitated tank for distribution. Other powdered reagents are mixed in agitated tanks before storage in tanks for distribution.

Liquid flotation collector and frother are received in one cubic meter iso-containers that are stored in the reagent store and taken by forklift to the reagent dosing area as required. The use of iso-containers also allows for placement in the grinding or flotation areas for flexibility in reagent dosing and plant scale testing.

Reagents are distributed by duty/standby pumps or multiple peristaltic metering pumps along flexible small diameter tubing (or by gravity in the case of temporary dosage by placing iso-containers within the grinding and flotation areas). Spillage and water are removed by the reagents area sump pump to tailings.

A diesel/fuel oil emulsion preparation facilities allows addition of small doses of this reagent for molybdenum promotion while assuring even dosing in the slurry.

Lime silo and attrition mills prepare milk of lime for pH adjustment. Lime is distributed by a lime ring to the dosing points. Spillage and water are removed by a lime slaking area sump pump.

Nitrogen for blanketing the molybdenum separation cells is supplied by a pressure swing adsorption plant on site.

Carbon dioxide that will be used for pH regulation in the molybdenum plant is supplied in tanks.

NaHS is delivered as a concentrated liquid by tanker. It is diluted with water onsite for dosing. The decision to not have solid NaHS preparation facilities onsite was made to reduce CAPEX, reduce safety risks and reduce the working capital and management issues of storing solid NaHS.

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Hydrogen sulphide gas that comes from the NaHS is extremely toxic. Sensors and suitable engineering controls have been designed in order to use NaHS safely in the plant.

17.13	OPERATING PARAMETERS

The current level of reagent, power, water and grinding media consumption rates are shown in Table 17-2.

Table 17-2 Operating Parameters

Item	Section	Item	Value	Unit
Reagent Addition	Grinding	Quicklime	1000	g/t fresh feed.
	Cu Flotation Cu	Primary Collector (D 101)	20	g/t fresh feed.
	Flotation Mo	Frother (RE-100) Depressant (NaHS) Promoter (Diesel Emulsion) Carbon Dioxide	30	g/t fresh feed.
	Flotation Mo	Flocculant (Superfloc A130)	6,000	g/t Mo circuit feed.
	Flotation Mo	Flocculant ( Ixfloc 5320 )	10	g/t Mo circuit feed.
	Flotation		36	g/t fresh feed.
	Concentrate Thickeners		10	g/t thickener feed
	Tailings Thickener		18	g/t thickener feed
Power Consumption	Plant	Electrical Load	636,000	MW-h/y
Water	Raw Water	Annual Average Flow	0.88	Mm3
	Requirement	Planned Average Flow Instantaneous Flow	98 107	m3/h m3/h
Grinding Media	Grinding	SAG mill media	315	g/t
		Ball mill media	500	g/t
		Regrind media	63	g/t

17.14	METALLURGICAL ACCOUNTING AND CONTROL

The plant normally runs in automatic mode whereby all major units are monitored and maintained by the DCS system logic.

.

The plant operations are monitored and controlled from a central control room that is located between the grinding, flotation and regrinding areas. This control room has CCTV views of different plant areas and DCS views of all the plant equipment, valves and instrumentation. DCS interfaces have also been placed in the crusher control room, molybdenum plant control room, and the flotation deck.

Plant operations are facilitated by two online stream analysers (Outotec Couriers with stream multiplexers). These units constantly measure the principal streams for elements of interest and transmit the results to the operations and metallurgical staff for plant control.

Metallurgical accounting is achieved by shift composite sample analysis in the site laboratory. The samples are taken from the cyclone overflow, rougher tailings, cleaner scavenger tailings and overall tailings.

Flows are accounted for by weightometers on the SAG mill feed conveyors and flow meters on the concentrate and tailings flows.

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Final concentrate tonnage is controlled by weigh bridges that weigh trucks as they leave site and arrive at the port. A weightometer on the ship loading conveyor measures the concentrate weight loaded onto the ships.

17.15	PAMPACANCHA

The Pampacancha resource has only been studied to the pre-feasibility study level and so testwork is still at the preliminary level and several assumptions have been made about its metallurgical performance.

The comminution results indicate that the rock is typically less competent and softer than the Constancia hypogene ore, so the grinding circuit is expected to be able to sustain the same throughput as the Constancia ore.

Pampacancha contains a significant amount of magnetite, so the ore has a higher density than Constancia. As such, the primary crusher, feeders and stockpiles are not expected to be bottle necks as the volumetric flowrate will be lower.

The pebble crushers could experience operating difficulties as the magnetite may be rejected by the magnets or set off the metal detectors.

The flotation tests show that similar retention times and mass pulls are expected to those designed for Constancia.

The tailings thickener is assumed to have similar or higher capacity for Pampacancha than for Constancia due to the high magnetite content, but no testwork has been conducted yet.

The concentrate filters have been designed for similar copper minerals and higher concentrate tonnages than Pampacancha, so they are not expected to be bottle necks.

The tailings pipeline has been designed for solids with a lower specific gravity. A higher minimum velocity may be required for Pampacancha tailings. The current design allows for higher flowrates, but further testwork and engineering will be required to confirm that the pipeline will be suitable for Pampacancha tailings.

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18	PROJECT INFRASTRUCTURE

This section addresses the infrastructure facilities that support the current operation in the Constancia mine and process facilities. The infrastructure facilities include the Waste Rock Facility (WRF), Tailings Management Facility (TMF), as well as the water management, electric power supply and transmission, and improvements to the roads and the port.

Hudbay is in charge of the planning and operation of these facilities (excepting the roads and port) and is working with different consultants for the engineering, construction and quality control / quality assurance (QA/QC) for the expansion of these facilities.

Figure 18-1 provides an overall site layout showing the location of the various storage facilities relative to the Constancia and Pampacancha mines and the mill.

Figure 18-1 Overall Site Layout

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18.1	TAILINGS, WASTE AND WATER STORAGE

Hudbay is is managing the planning, construction and operation of the Tailings Management Facility (TMF) and the Waste Rock Facility (WRF) with design and engineering support from Knight Piésold and Co (KP) and Golder Associates (Golder).

18.1.1	TAILINGS MANAGEMENT FACILITY (TMF)

The TMF has been developed behind an east to west aligned, zoned landfill, and rockfill cross-valley embankment dam that is expected to be raised in stages over the life of the mine and has been designed to store 600 million tonnes (Mt) of tailings (derived from 620 Mt of ore). The tailings are expected to be impounded behind the south side of the embankment in a basin that contains two natural valleys running north to south that are separated by a central ridge. The TMF is located on the south side of the Chilloroya River and has a final design elevation of 4186 masl. The TMF has two stages. The first designed by KP (engineering detail) at the 4160 level and the second stage design by Golder (prefeasibility study) that rises from 4160 to 4186 level without moving the previous footprint.

Tailings have been deposited from designated off-take points from a distribution pipeline located along the upstream crest of the embankment and around the perimeter of the facility, and are delivered through drop-bar pipes running down the upstream face of the embankment and down the valley perimeter slopes into the TMF. The points of active deposition have been frequently rotated to form a thin layered, drained, and well consolidated beach that will slope away from the embankment towards the south side of the TMF basin. Initially, the surface pond was located against the embankment in the east valley, but it has been displaced progressively upward and to the south by the development of the tailings beach, such that within the first three years of operations the beach is expected to become well developed against the embankment. The surface pond will vary in size throughout the life of mine depending on the season, precipitation, and operational requirements.

The design of the TMF includes a LLDPE geomembrane liner and underdrains. The liner is intended to cover the base of the entire eastern valley and a majority of the western valley to provide containment in areas where the surface water pond will be in contact with the base at any time over the life of mine. The liner will also be extended up the upstream face of the embankment to the top of the downstream constructed raise. Underdrain systems include groundwater underdrains beneath the liner, tailings underdrains, and an embankment toe drain.

Water collected by the underdrains is conveyed to sumps located immediately downstream of the embankment in both the east and west valleys. The groundwater underdrain and tailings underdrain outlet pipes in each valley were installed in reinforced concrete encasements under the embankment. At the sumps, monitoring and control systems allow for automated water quality and flow rate determinations to be made prior to pumping back to the surface water pond.

Instrumentation was installed in the TMF to monitor the structure throughout the life of the facility. Settlement and deformation monuments have been installed on the downstream embankment face and on the embankment crest during each major stage of construction. Additionally, vibrating wire piezometers have been installed within the embankment.

Risks and potential mitigating measures were identified as follows:

•

Stability of Modified Centerline Raises - Risk is mainly associated with liquefaction of the tailings deposit in the event of a significant earthquake which could affect slope stability of the structure. Mitigation strategies for this are to alter the cross-section of the embankment. Sophisticated geotechnical analyses were completed to confirm the final geometry of the modified centerline raise and the widths of the various zones that are proposed.

•	Availability and Suitability of Borrow Materials - Mitigation strategies include evaluation of alternate borrow sources.

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•	Delays to Construction Schedule and Sequencing - Careful construction management strategies were implemented and correctly timed.
•

Poor Tailings Water Quality - A careful tailings management plan has been implemented so that the tailings are not left exposed for an extended period of time. Also, current planning for the facility is for it to operate as a “zero discharge” facility.

18.1.2	WASTE ROCK FACILITY (WRF), TOPSOIL AND PONDS

The Potentially Acid Generating and Non Acid Generating Waste Rock Facilities (PAG & NAG WRF) are located in the Cunahuiri Valley east of the Constancia Pit and provide storage for 581 Mt (at June 30th, 2016) of PAG and NAG waste based on the mine plan developed in July 2016. The facilities receive mine waste material from the operation of the Constancia pit and from the Pampacancha pit.

The Waste Rock Facility Retention Pond is located downstream from the WRF in the Cunahuiri Valley. The pond provides energy dissipation for surface water reporting to the downstream WRF Containment Pond via overland flows and the contact diversion channels and protects the WRF Containment Pond from possible falling waste rock and sedimentation. It has a design capacity of approximately 24,000 m3 for the initial 7 years of operation (until 2021).

The Waste Rock Facility Containment Pond is located downstream of the WRF Retention Pond in Cunahuiri Valley. The pond provides storage capacity for surface runoff, direct precipitation and seepage collected from the WRF and its contact diversion channels. The pond also stores Acid Rock Drainage (ARD) water, which is pumped to a lime neutralization facility at the process plant prior to its eventual use in the process plant. A foundation grout curtain will be incorporated into the embankment foundation to minimize seepage. The pond design capacity is approximately 600,000 m3 for the initial 7 years of operation (until 2021) to accommodate the maximum operational volume and additional storage to accommodate the 100-yr/24-hr storm event. The capacity of these ponds may be reassessed during the last years of the operation due to the potential expansion of the WRF.

Non-Contact Channels have been sized to accommodate the 200-year/24-hour (200-yr/24-hr) storm event with an additional freeboard for a 500-yr/24-hr storm event with no allowance for a freeboard.

Topsoil Stockpile No.1 is located in Cunahuiri Valley downstream of the WRF Containment Pond and has a design storage capacity of 4.7 Mm3. This stockpile stores topsoil excavated during construction activities. Topsoil is used throughout operations for progressive closure of various facilities.

The Non-PAG Waste Rock Facility has a design storage capacity of 27 Mt (14 Mm3at 1.9 t/m3). Primarily, Non-PAG waste rock is to be used for the construction of various construction roads, access roads, and haul roads as well as the Tailings Management Facility (TMF) embankment. Excess Non-PAG waste may be placed within a temporary stockpile located 1 km southwest of the Constancia Pit.

The pumping system between the WRF Containment Pond and the treatment plant is designed to pump ARD water from within the pond to the lime neutralization facility. This pumping rate is such that the WRF Containment Pond water level will be maintained at or below the maximum operational water level. The operation pumping rate may be impacted from the results or findings of the continuous hydrogeological study review.

18.1.3	WATER MANAGEMENT

Hydrologic and hydraulic analyses, including a detailed process water balance, were completed to determine the frequencies and quantities of flows as well as the types of flow, location, and resulting sizes of the water management structures required to contain or convey them. From the site assessment of the water management within the mine site, the water was divided into categories of process water (water that is associated with the process will be used in the process operation and/or will be transferred throughout the mine site via pipelines) and non-process water (water that is not associated with process and typically consists of storm water runoff from areas within the mine site). The non-process water was further divided into contact water (potentially acid generating (PAG) runoff water and non-PAG runoff water) and non-contact water.

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Structures directly associated with the site water management include the following:

•

Diversion Channels – These structures divert both contact and non-contact water around the mine site to the sediment or water management ponds, or to natural drainages down-gradient of the planned mine facilities (Constancia pit, WRF, etc.).

•

Sediment Ponds – These structures typically accept diverted contact water and control the release of sediments down-gradient of the mine site by settling the sediments out of the discharged water. The sediment ponds for the Constancia site are identified as Main Sediment Pond, Road Sediment Pond No.1, Road Sediment Pond No.2, TMF Sediment Pond No.1, TMF Sediment Pond No. 2, Plant Construction Sediment Ponds (which work as sediment ponds just during construction phase), and Crusher Sediment Pond (construction phase as well).

•

Water Management Ponds – These structures typically deal with temporary water storage, and may include both process and non-process water structures. The water management ponds for the Constancia mine are identified as the TMF Ponds (East and west), Plant Process Pond, Plant Contact Pond, Crusher Pond, Main Sediment Pond, and WRF Containment Pond.

•

Water Balance – Hudbay Peru performed a site-wide process water balance for the final design phase of the Constancia mine based on the current Mine Plan with the support of WSP Parsons Brinckerhoff on the basis of the original KP design. Based on the analysis of the water balance model, enough water exists in the system for average climatological conditions to operate at the proposed mining and milling rates and no additional water sources are required for operation.

The Main Sediment Pond is a source of makeup for operations, especially for dry conditions in the first 7 years of operation. As required, water accumulating in the sediment pond can be sent to the TMF for use in the process. Since the pond will accumulate most of its water during the wet season, in the first seven years of operation for dry climatological conditions (below average), it was estimated that the average transfer rates range from 250 to 400 m3/h (with a maximum of 600 m3/h) during the wet season.

This water is stored in the TMF for use during the dry season, as needed. During the dry season, the flow rates are minimal as little water accumulates in the main sediment pond.

18.2	ON SITE CAMPS

Constancia is a remote site with restricted road access from the nearest significant town 1 ½ hours away. This requires the operations of two camps (one permanent and one temporarily used for construction to house all personnel needed. The camp facilities have been designed with reference to the IFC standards for camp construction for mining activities.

18.2.1	CONSTANCIA CAMP

This camp was the previous construction camp. It´s located at the north side of the mine. This permanent camp was developed to provide accommodations for operating personnel and the necessary support personnel.

The camp is divided into 3 pads. The first has the dining room, laundry, parking zone, warehouse and administrative offices. The second and the third pads have the housing modules with a 2,864 people capacity. The camp has a potable water treatment plant with 365 cm per day capacity, a residual water treatment plant with 600 cm per day capacity, a power house with 3 gensets of 500 kW each for emergency power and a gas storage capacity of 20,000 gallons.

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18.2.2	FORTUNIA CAMP

The Fortunia camp is used during the Heavy Civil Works activities, and has a dining room, laundry, parking zone, warehouse and offices. It is located at the ex-hacienda Fortunia. The main house is used as offices and the housing capacity. After it was expanded, it has capacity for 620 people. The main medical attention center is at this camp. It has a power house with 2 gensets of 500 kW each for emergency, a potable water treatment plant of 120 cm per day capacity, a waste water plant with 170 cm per day capacity and a gas storage tank with a capacity of 4,000 gallons.

18.3	ELECTRICC POWER SUPPLY AND TRANSMISSION

18.3.1	POWER SUPPLY

Power supply for the Constancia Mine is brought from the new 220kV transmission line from Tintaya to Constancia that was built for and owned by Hudbay, which is operated and maintained by a third party.

18.3.2	POWER TRANSMISSION

This transmission line is connected to the Constancia electric substation that transforms 220kV to 23 kV. The switching area (220kV / 23kV) with its transmission line arrival cells, harmonic filters, power transformers, and an electrical control room are located within this substation.

The electric control room manages the 23kV system that provides energy to the entire mine. In case of emergency, there are three generators that provide energy in a semi-automatic way. The diesel powered engines generate 1,500 kW of electricity at 23 kV and are connected to 23 kV system.

18.3.3	CURRENT STATUS

While the Constancia Substation and the 220Kv power line was built, and is maintained and operated by a contractor, this infrastructure and the land on which it was built will remain under the ownership of Hudbay and not become part of the electrical transmission company’s concession. The historical power consumption is shown in Figure 18-2.

Figure 18-2 Historical power consumption

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18.4	ROADS AND PORT

18.4.1	ROADS

The primary road to site, consists of a 70km sealed road (National Route PE-3SG) from Yauri to the Livitaca turn-off and approximately 10 km of unsealed road (CU-764) from the Livitaca turn-off to site. These roads (and bridges) have been upgraded, as necessary, to meet the needs of construction and life of mine use. The road has been divided into two sections as shown in Figure 18-3.

Section 1: begins at the city of Yauri, at the start of the by-pass road (0 km). The route to the mine follows National Route PE-3SG Yauri – Velille – Santo Tomas to the Livitaca turnoff (70km). This section of the road passes through the villages of Coporaque (15km), Pumahuasi (28km) and Finaya (35km). The current road design is bitumen seal for the full length.

Section 2: begins at the Livitaca turnoff where Section 1 ends with the CU-764 route following the existing unsealed road up to the Chilloroya River.

The section of road between Yauri and the Mine is classified as a National Class 3 road (less than 400 vehicles per day). The current road conditions for both sections of the road are based on the design requirement for low traffic frequency and generally consist of a varying pavement width between 4 and 6 m with a non-asphalted road surface (1/2” layer slurry seal and gravel surfacing). Hudbay has a checkpoint at Yauri for control of trucks travelling to and from site.

In Section 1 the road surfacing is a 1/2” layer slurry seal. In Section 2, the road surfacing consists of a layer of compacted wearing course approximately 0.25 m thick. The wearing course is obtained from local borrowed material consisting of either glacial tills and or weathered rock. Hudbay is currently working on the engineering of a 7.9 km road to join the current road with a private road to improve the transport of concentrate and supplies.

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Figure 18-3 Road Map

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18.4.2	PORT

Copper concentrate is shipped from the Constancia Mine via road (~460km) and arrives at the Matarani port in trucks (Figure 18-4). These trucks are equipped with a hydraulically operated covered-box hinged at the rear, the front of which can be lifted to allow the concentrate to be deposited in the concentrate shed assigned to Hudbay by TISUR, the port operator. Pier C has been assigned to Hudbay and has a 75 Kt capacity. A chute from the shed feeds a conveyor system in a tunnel below. This feed conveyor has a 1,000 metric tonnes per hour capacity. The same conveyor and ship loading equipment is shared with other copper concentrate exporters.

The ship loading conveyor is tubular to avoid concentrate losses and to conform to Peruvian regulations. The design, installation and operation of the port is by TISUR. Hudbay pays for its use on a per tonne basis.

As the new Pier F port expansion has been built by TISUR and is used by MMG, Glencore and Cerro Verde, Hudbay is the primary customer for Pier C use.

Figure 18-4 Matarani Port (Aerial View)

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19	MARKET STUDIES AND CONTRACTS

19.1	CONCENTRATE MARKETING

Copper Concentrates

Constancia copper concentrate is a clean, medium grade concentrate containing small gold and silver byproduct credits. It is a highly desirable feedstock for copper smelters in China which is the most geographically appropriate freight destination but is also suitable for processing by smelters in Europe, India and South America. Table 19-1 outlines an approximate analysis of the concentrate produced at the Constancia mine.

Constancia copper concentrate is sold directly to a variety of copper smelters in Asia, Europe and India as well as to internationally recognized trading companies. Between 85 and 90% of sales are made pursuant to longer term frame contracts, which typically reference annual benchmark agreements between major concentrate producers and smelters for the purposes of fixing key terms such as treatment and refining charges. The balance of projected annual concentrate production has not been committed for sale in order to provide flexibility in the event of potential fluctuations in annual production and will be sold into the spot market each year at then-current market terms.

Constancia copper concentrate is trucked from the Constancia mine to the Matarani port facility in Southern Peru where it is loaded onto ocean vessels in lots of 10,000 or 20,000 mt for delivery to customers.

Table 19-1 Copper Concentrate Composition

Metal	Unit	Average	Range
Cu	%	25.0	22.0 – 28.0
Ag	g/t	120	90 – 200
Au	g/t	1.5	0.8 – 3.0
Zn	%	3.0	1.5 – 4.5
Pb	%	0.7	0.5 to 2.0
As	%	0.1	0.05 - 0.15

Molybdenum Concentrate

The Constancia metallurgical facility is equipped with a molybdenum flotation plant which is projected to produce a 50% Mo concentrate containing <1.0% Cu and trace amounts of Ca, Mg and Pb.

The Constancia moly plant is ramping up in the second half of 2016 and test shipments of Mo concentrates are expected to commence shortly. Mo concentrates will be shipped to customers in South America, Asia or the United States in 1.5 mt bags in lots of approximately 20 mt. Marketing costs are expected to be approximately 20% of the contained value of Molybdenum in concentrate and commercial discussions to sell Constancia production are underway with a variety of potential customers.

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19.2	CONTRACTS

Production at Constancia is subject to a precious metals streaming agreement with Silver Wheaton consisting of 50% of payable gold and 100% of payable silver. Hudbay will receive cash payments equal to the lessor of the market price and US$400 per ounce for gold and $5.90 per ounce of silver, subject to a 1% annual escalation starting 3 years after the completion date in 2016. Under the terms of the stream, gold recovery for the purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

For operations and the assured supply of goods and services standard contracts are place as well as policies and procedures for contracts formation, execution and closure.

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20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	ENVIRONMENTAL

20.1.1	LEGAL FRAMEWORK

The objective of current mining legislation in Peru is to ensure that mining operations incorporate measures to prevent or mitigate foreseeable impacts to the surrounding environment, and that discharges meet the applicable effluent and emissions limits.

The mine was designed to comply with all relevant legislation applicable to the development of mining projects in Peru including mines, roads, port and transmission lines. Additional legislation that has been considered includes legislation and regulations regarding archaeological areas of significance, endangered and protected species as well as community relations and public disclosure programs. The ESIA and its amendments were developed in accordance with the following legislation and standards:

•	Peruvian Political Constitution, 1993
•	Environmental General Law, 2005
•	Private Investment Growth Law, 1991
•	Environmental Impact for Works and Activities Evaluation Law, 1997
•	Sustainable Utilisation of Natural Resources Organic Law, 1997
•	Environmental Impact Assessment National System Law, 2001
•	Water Resources Law, 2009
•	Water Quality National Standards, 2008
•	Air Quality National Standards, 2008
•	Noise Quality National Standards, 2003
•	Health Law, 1997
•	Environmental Management National System Law, 2004
•	Cultural Heritage Protection Law, 1985
•	Solid Waste Law (2004) and modifying (2008)
•	Forestry and Wildlife Protection Law, 2011
•	Mines Closure Law, 2003
•	Public Participation Regulations, 2008
•	Regulation for Protection and Environmental Management for the mining activities, 2014.
•	Maximum Permissible Levels for Liquid Effluents from Mining – Mineral Processing Activities, 2010
•	IFC/World Bank Social and Environmental Performance Standards.

20.1.2	LOCAL AND REGIONAL CONTEXT

Constancia Mine is located in the districts of Chamaca, Livitaca, and Velille – all of which are in the Province of Chumbivilcas, Region of Cusco.

The Constancia mine includes surface land within the communities of Uchuccarco (District of Chamaca) and Chilloroya (District of Velille), as well as 4,097 hectares of land purchased from private owners.

Each of these communities includes a small “urban centre” and farmland. However, line of sight from the urban centres to the mine operation is largely obstructed by hills.

The area has a mining history that dates back 50 years to when Mitsui operated a copper-zinc mine in Katanga near the community of Uchuccarco. Mitsui sold the mine to a Peruvian company which abandoned the mine in the late 1970s, leaving a legacy of environmental contamination. Tailings were discharged into the river basin, and the open pits and waste dumps were never reclaimed. People from the community of Uchuccarco continue to illegally mining the abandoned mine workings at Katanga, and recently installed a small mill to produce concentrate rather than shipping ore.

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Near the community of Chilloroya, the local population is engaged in informal mining of superficial gold. The company and members of the community have raised concerns with Peruvian authorities regarding environmental and labour conditions related to the informal mining activities, and levels of mercury found in sediments near a rudimentary gold processing area exceed international standards for the protection of aquatic life. Studies completed as part of the ESIA have documented elevated blood levels of mercury in local children.

20.1.3	ENVIRONMENTAL SETTING

In general, surface waters vary mainly from neutral to mildly alkaline in the water bodies from micro watersheds, with pH values within national standards (6.5 to 8.5) . Spot values in most stations exceeded the range of national standards, reporting alkaline characteristics, and only isolated values reported slightly acidic characteristics, with pH values below the range of national standards.

Metal concentrations are generally reported below national standards. However, there were some concentrations of metals that exceed national standards mainly during the wet season. In general, concentrations of total metals such as copper, manganese, molybdenum, lead and zinc were higher in Telaracaca stream compared to Casanuma and Pumacocha streams, which would be associated with artisanal mining activity taking place upstream of Telaracaca and in the area of the future pit Pampacancha, which has intensified in recent years.

In the Sacrane stream watershed, metal concentrations were reported generally below the national standards, except for isolated values of metals such as aluminum, iron, manganese, copper and mercury, which exceed national standards. It is noted that, along Sacrane, there are nearby mining environmental passives that influence the quality of this watercourse.

Along the Chilloroya River, metal concentrations were reported generally below national standards during monitoring periods from April 2008 to February 2009 and from July 2012 to June 2013. Between December 2012 and March 2013, concentrations of total metals such as aluminum, iron, copper, manganese, lead and zinc were above national standards (these are influenced by the contribution of Soropata, Huayllachane, Casanuma and Sacrane streams, where there have been artisanal mining activities and environmental passives.)

Regarding air quality, maximum concentrations of particles (PM-10 and PM-2.5), were found in the towns of Uchucarco, Juan Velasco Alvarado and Urazana. All values were below national standards for 24 hours. Also, maximum concentrations of lead, arsenic and copper were recorded below national standards. Gas concentrations are mainly due to their own local emissions from light and heavy vehicle traffic surrounding the monitoring stations. None of the recorded values for gases exceeded the national standards. In general, air quality parameters, have been consistent with seasonality except for gases. Results showed higher concentrations during the dry season (August) than during the wet season (February and April).

Regarding flora, 342 different species of flora and seven vegetation types were identified within the mining unit area (grassy brush, rock vegetation, very wet meadow, bog, rushes, bushes and high land vegetation). In total there are 13 species that are conservation concern category in Peruvian legislation and 17 endemic species from Peru (4.97%) were recorded.

Regarding fauna, 256 species were recorded: 21 species of mammals, 59 species of birds, 4 species of amphibians, 2 species reptiles and 170 species of arthropods. Also, from the total amount of recorded species, 15 are of conservation concern: four mammal species, nine species of birds, and two species of amphibians. From this, there is only one endemic species, the mammal calomys sorellus (reddish evening mouse).

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A detailed hydrobiological evaluation of aquatic environments located within the mine area, was conducted. Six species of fish were identified, one exotic (trout) and 5 native fish belonging to the "catfish" family, from these the trichomycterus rivolatus is in the category of "near threatened" as determined by the IUCN (2013).

An archaeological survey was completed in the areas directly affected by Constancia mine facilities and activities. A total of 46 archaeological sites were identified in the area of the mine. The certificate of nonexistence of archaeological remains of significance (CIRA) was approved by the MC (Ministry of Culture) in September 2011. Hudbay has obtained a CIRA for (i) all the area comprised by the Constancia mine (excluding the archaeological sites as established in that same Certificate); (ii) for the route covered by the power transmission line (excluding the identify archaeological sites); (iii) for an area for agricultural and forestry training. Later, as part of investigations into the Pampacancha sector, three archaeological sites and five cultural isolated elements were identified on the surface of Pampacancha. Following that, the corresponding Certificate of Nonexistence of Archaeological Remains was obtained in December 2015.

20.1.4	ENVIRONMENTAL INSTRUMENTS

Constancia mine Environmental Impact Assessment (EIA) was approved by the Ministry of Energy and Mines (MINEM) on November 24, 2010, by Directoral Resolution (DR) No 390-2010-MEM-AAM, to conduct mining activities, with an average ore processing capacity of 55,000 tons per day for a period of 15 years.

The first amendment to the ESIA (MOD I) was approved by MINEM on August 20, 2013, through DR. 309-2013-MEM/AAM, to increase the processing capacity to 81,900 tpd, and to reduce the useful mine life to 11 years. The purpose of this amendment was to present changes stemming from engineering development. Additionally, Hudbay obtained the approval of an Environmental Technical Report by DR. No. 454-2013-MEM-AAM for the inclusion of auxiliary components necessary to complete construction activities on schedule.

The second amendment to the ESIA (MOD II) was approved by MINEM on April 17, 2015, through DR. 168-2015-MEM-DGAAM, to increase reserves through the expansion of the Constancia pit, inclusion of the Pampacancha deposit, and the Waste Rock Facility (WRF) and the Tailings Management Facility (TMF) expansion, among others. A 17-year useful life of the mining operations was approved through this amendment.

Additionally, in 2015 and 2016, Hudbay obtained the approval of two Environmental Technical Reports for the MOD II. The first one, approved by DR. No. 516-2015-MEM-AAM, included the relocation of auxiliary components. The second one, approved by DR. N° 63-2016-SENACE/DCA, included the modification, replacement and addition of auxiliary components, considering the optimization and usage change of existing components, and the use of areas enabled during mine construction.

20.1.5	ENVIRONMENTAL MANAGEMENT

Environmental and social impacts have been assessed and appropriate mitigation measures have been implemented. The EIA and amendments comply with national regulation and have adopted the Equator Principles and International Finance Corporation’s (IFC) Performance Standards. The Towards Sustainable Mining (TSM) standards of the Minig Association of Canada (MAC) are currently being implemented.

The hydrogeological report (Golder 2013), which led to a more refined hydrogeological model and plant water balance, addressed three principal concern related to the detailed design of the mine and plant water systems: (1) to confirm there is not a fully connectivity between the pit dewatering area and reservoirs to the north of the pit; (2) determine the impact of slope stability on the pit wall design; and (3) to confirm availability of groundwater supply through life of mine.

Hudbay has engaged an Independent Project Review Board (IPRB) to conduct periodical reviews of the major earth structures on the mine, with regular visits to the site, as wel as, for monitoring the progress of construction of the TMF. The plan for such review was developed during the construction stage, and is now in operation. Design reviews and site visits have been carried out at critical junctures throughout the course of construction and mine operations to observe the performance of the structure and development of subsequent raises to the dam and the impoundment.

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Our water management strategy includes the following:

•	Zero water discharge to the environment from the plant, and PAG waste rock facility.
•	Discharge from the TMF supernatant from 2020 and only during the rainy season.
•	Our prioritization of water sources for the plant is as follows:

o	Use of process water or water in contact with PAG infrastructures as pit sinkwater, WRF drainage water and TMF supernatant water in the process plant.
o

Use of water in contact with Non-PAG Infrastructure main sediment pond (MSP), and 4 other small sediment ponds. This type of water with sediments can be discharged in compliance with the Peruvian maximum allowable limit (LMP).

o	Use of pit dewatering groundwater for the process plant and dust control.

•

The MSP and the NC2 and NC4 channels are used for compensation purposes, in particular they use water supply to mitigate any reduced river flow or water supply impacts of pit dewatering during dry season (26L/s up to 26.7 on 2020), and the 10 L/s based on an agreement with the Chilloroya community.

The Constancia environmental monitoring program is summarized in the March 2016 Environmental monitoring plan (PLA-AMB-04: Plan de Monitoreo Ambiental). This plan covers monitoring of air, noise and vibration, surface water quality and flow, surface lake/reservoir levels, groundwater levels and quality, domestic water consumption and quality, effluent monitoring, topsoil, soil and sediment, biological (flora and fauna) monitoring, hydrobiological and meteorological data collection.

During the operation phase, Hudbay is maintaining a joint environmental monitoring committee with the communities of direct and indirect influence.

From a biodiversity point of view, Hudbay is working on specific management plans for wetlands, flora and fauna; Hudbay has also developed a Biodiversity Action Plan (BAP), as generally anticipated and described in the ESIA and as required in the MAC TSM protocol and IFC performance standard N° 6. The BAP considered the consolidation of commitments and effort regarding biodiversity.

Hudbay is in the implementation stage of an Integrated Management System in compliance with the International Organization for Standardization (ISO) 14001 standard and the OSHAS 18001 standard. The objective is to obtain the certification the first quarter of 2017.

20.1.6	MINE CLOSURE PLAN

The Constancia closure plan, describing the closure activities for the mine components aligned with the EISA, was approved through Resolution No. 286-2012-MEM-AAM dated September 4th, 2012.

Constancia’s closure plan was updated to incorporate recent studies and technological changes that will reduce costs provide financial guarantees that Hudbay must provide annually to the Peruvian government. The updated plan was submitted in 2015 and approved by the Ministry of Energy and Mines in June by Directorial Resolution No. 255-2015-MEM-AAM. This document updated measures of closure and post closure of the mine, according to the MOD I and MOD II.

The approved updated plan estimates a closure cost of $206.5M at the end of mine life. The cost guarantees provided to the Peruvian Government from Hudbay Peru SAC account for the discounted cost as calculated per Peruvian legislation for the reclamation of actual disturbed mining activity.

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20.2	PERMITTING

20.2.1	CONSTANCIA

Hudbay has obtained several permits for the construction and operation of the Constancia mine. All of these permits were supported by the environmental background provided by the ESIA and amendments.

The Constancia mine has secured all necessary permits and authorizations to start construction activities and operation of the mine. A summary of these permits is detailed below:

•

ESIA. - Besides being an environmental background and requirement for other permits, ESIA allows the construction and operation of certain facilities that do not have a specific construction and operation permit, for instance, camps and stockpiles. As mentioned in previous sections, an ESIA for the Constancia mine was approved in 2010, and to date it has two amendments and three Environmental Technical Reports.

•

Certificate of Non-Existence of Archeological Remains (CIRA).- Although not a permit, it is highly recommended to obtain a CIRA from the Peruvian Ministry of Culture, in order to evidence that no arqueological sites or remains are impacted as a consequence of the mine. On October 6th, 2011, Hudbay obtained CIRA 2011-366-MC for the area comprised by the Constancia mine, excluding identified archeological sites. In 2014 and 2015, Hudbay obtained five more CIRA certificates related to the mine: CIRA 2011-098; CIRA 2014-153: CIRA 2014-309, CIRA 2015-423; and CIRA 424.

•

Beneficiation concession (construction stage). - A beneficiation concession allows its titleholder to process, purify and refine minerals by using chemical and/or physical procedures in process plants. The procedure to obtain a beneficiation concession is mainly divided in two stages: (i) the construction stage; and, (ii) the beneficiation concession granting stage (i.e. granting of the operation license), which is requested after the process plant construction is finished. Through Resolution No. 189-2012-MEM-DGM/V dated June 8th, 2012, Hudbay obtained the authorization to construct the process plant, including the TMF and water collection pond. This Authorization was amended in 2014 by Resolution No. 274-2014-MEM-DGM/.

•

Beneficiation Concession (Operation Stage). - After the construction of the process plant, Hudbay obtained the corresponding operation licence which was granted by Directorial Resolution No. 315- 2014-MEM-DGM. This resolution allows Hudbay to operate line 2 of the process plant up to a capacity of 40,000 MT/day of ore, and operation of the TMF to 4050 meters. In 2015, Hudbay obtained an authorization to operate line 1 of the Process Plant and Molybdenum Plant to reach a treatment capacity of 81,900 MT / day. This last authorization was granted by Resolution No. 392- 2015-MEM-DGM.

•

Underground Water License (pit dewatering). - Through Administrative Resolution No. 512-2014- ANA-ALA AAV Hudbay obtained the underground water license. This permit authorizes the use of groundwater from wells installed for the pit dewatering for mining purposes, for an annual volume of 2,522,880 m3. This license was later modified by Directorial Resolution No. 603-3015-ANA-AAA.XI- P.A., which authorizes the use of 5,676,000 m3 of groundwater from the pit dewatering.

•

Surface Water License. - Through Administrative Resolution No. 46-2015-ANA-AAA.XI.PA, Hudbay obtained a surface water license, which authorizes the use of surface water in the area of the mine for mining purposes, for an annual volume of up to 22,780,000 m3.

•

Mine permit. - On December 28, 2012, Hudbay obtained authorization to start mining exploitation activities through Directorial Resolution No. 279-2012-MEM/DGM. This Resolution approves the mining plan and authorizes the exploitation activities in the Constancia and San Jose pits. In December 24, 2013, the Ministry of Energy and Mines approved the first amendment to this authorization, by Directorial Resolution No. 477-2013-MEM-DGM/V. This resolution granted the authorization for the development and preparation activities of the waste rock facility and auxiliary services. Two more permits related to the mine permit are Resolution 189-2014-MEM-DGM; and Resolution No. 451-2014-MEM-DGM/V. The first authorizes operation of the ion of waste rock facility in its first stage (up to 4180 meters); while the second authorizes the operation of the waste rock facility (NAG) up to 4250 meters.

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20.2.2	PAMPACANCHA

As mentioned above, Hudbay has secured the EIA MOD II and the mine closure plan, which are the environmental certifications required to support mine activities in Pampacancha.

In addition, Hudbay is planning to engage in negotiations with the Chilloroya community to acquire rights over the Pampacancha surface. This is required to continue with the permitting process. These negotiations are expected to be concluded within the first half of 2017. Once concluded, Hudbay will apply for the following permits: (i) a 3-stage underground water license for pit dewatering activities; (ii) modification of the current Constancia surface water license; (iii) authorization to start mine development and exploitation; and (iv) explosives permits. Hudbay is not aware of any cause or constraint that could result in not obtaining these permits in due time.

20.3	SOCIAL

Between February and April 2012, Hudbay reached agreements with the neighboring communities of Uchuccarco and Chilloroya for land required for the Constancia mine. These agreements were validated in a meeting by support from two thirds of the community members and are discussed further below. Both of these agreements have been recorded in the public land registry.

A compensation plan was also prepared for the 36 landholding families from the lchuni area of Chilloroya, taking into account the needs of each family with respect to restructuring their working activities and adapting to relocation. The purpose of the plan was to cover all aspects a family needs to live a sustainable life. To this end, an approach was developed where the compensation plan established general criteria that should be adjusted in the individual negotiation process with each family, to reach an agreement that satisfied both parties. As the impact on each family was different, the Resettlement Action Plan (RAP) affected family was compensated fairly. This criterion was prepared in compliance with national laws and international provisions and standards in resettlement matters and in particular the IFC performance standards.

As a result of the RAP implementation, the resettlement process was successfully completed in 2016.

A Community Relations Plan has been developed taking into account the following requirements:

•	Final determination of the Direct and Indirect Areas of Influence of the mine, based on the outcomes of the Social Impact Analysis as mentioned above.
•	The needs in the construction and operation phases, as determined in the Social Impact Analysis.
•	The State’s requirements, as expressed in the Community Relations Guidelines of the MINEM and the Prior Commitment Act (DS-042-2003-EM).
•

The requirements of international financial institutions, taking into account as main references the Equator Principles, IFC Performance Standards, United Nations Environment Programme’s APELL (Awareness and Preparedness for Emergencies at Local Level) for Mining, and, supplementary social management standards.

Specific social programs were designed for the mitigation and prevention of identified impacts. Generally, these programs addressed the following key topics:

•	Communication and consultation
•	Participatory monitoring
•	Infrastructure
•	Social development
•	Economic development
•	Strategic development
•	Claims and dispute resolution.

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Stakeholder mapping has been undertaken and is periodically updated, identifying the two principal stakeholder groups in the direct area of influence as the communities of Uchucarco and Chilloroya. There are three well-defined groups in each of the communities, namely:

•	Community assembly: people from the community.
•	Artisanal miners: from the community and who also possess land in the community (but do not possess title to the land).
•

Youth Groups: (in the case of Chilloroya and Uchuccarco, represented through the Youth Association) have higher education than the rest of the local residents and the experience of having lived in other cities; however, they own no land and possess no economic capital.

Benefits from the artisanal mining activities in Chilloroya are not distributed evenly across the population, but are primarily collected by those members of the population who possess the land where the illegal mining activities occurr.

Uchucarco has a greater number and variety of organisations inside its community structure; some of which have duties that are independent from the Governing Board, these include: JAAS, the Committee of Water Users (“Comité de Regantes”), among others. In addition, Uchucarco is the most active community in the District of Chamaca, and has more relationships with district and private institutions.

In Chilloroya and Uchucarco, the political strength of the Governing Board is solid and the different associations within the community are not well organised. Although there is an array of organisations, many are focused on specific tasks and have little political presence, as in the case of women’s and parents’ organisations.

The main economic activity in the area is agriculture and cattle farming. A labour force with basic mining knowledge is present in Espinar. Food and basic supplies can be obtained in Espinar.

Arequipa and Cusco are the nearest major centres, and both are over 300 km from the mine site by road.

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20.4	HEALTH AND SAFETY

At mine operation ten high risk activities has been identified and specifics control have been implemented:

Risk	Controls
Transportation of people into and out of the mine	Defensive driving and meeting the internal transportation code, fatigue plan, vehicles inspections, preventive maintenance and speed control and monitoring.
Transportation and manipulation of hazardous material	Training regarding hazardous materials, control for drivers, Contingency plans and Speed control and monitoring.
Light and heavy equipment interaction at haul roads and the open pit

Continuous theoretical and practical evaluation for drivers, restriction of unapproved drivers and operators inside operations, procedures for vehicle priority passing and traffic rules inside operations.

High risk activities identified at operations and considered in local regulations (DS- 024-2016-EM)	Right to say “NO” to a risk activity. Risky activities may only be carried out by trained and experienced people and specific standards have been developed.
Blasting activities

Ensuring only certified workers can manipulate explosives, explosives and accessories are stored in a specific warehouse. Blastings are planned and all people are warned of this activity. Blastings projects are demarcated and have a safety zone of 500 meters around.

Outside work (lighting)

A lighting alert system has been implemented and is linked with a detection and communication system. Sound and visual alarms are deployed at the operation and safety containers (Faraday jails) are distributed in the field.

Use of manual and/or power tools	All tools undergo regular inspections. Tools that don´t pass the inspection are changed or eliminated. Only certified personnel can use tools.
Electrical energy work

Electrical work is carried out by trained and experienced people following the National Electricity Code. Specific procedures have been developed. Blockage and isolation are critical and non- negotiable procedure.

Non-electrical energy jobs

Physical protection at mobile or rotating parts is available. Only trained personnel can do the tasks related to these jobs. Emergency stop systems at belts, inspection check lists and preventive maintenance for equipment are in place.

Work at water and tailings bodies

Specific procedures for work at water and tailings bodies, including the following controls: survival training, permits to enter at, specific equipment availability (life jackets and lines), and permanent monitoring.

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21	CAPITAL AND OPERATING COSTS

21.1	CAPITAL COSTS

The LOM sustaining capex is estimated to be US$ 786M (excluding capitalized stripping) and Pampacancha project capex is estimated to be US$ 54M. All capex items are reported in real 2016$ USD.

The total includes capital required for major mining equipment acquisition, rebuilds, and major repair. The cost also includes site infrastructure expansion (tailings management facility, waste rock facility and others) and process plant infrastructure.

The capital costs for Constancia are developed and revised on an annual basis as part of the budget cycle. The 2016 LOM capital plan is shown in the Table 21-1.

Project capex associated with Pampacancha does not include acquiring surface rights but includes all other items.

Table 21-1 Sustaining Capex

Sustaining Capex		2017	2018	2019	2020	2021	2022-35	Total
Constancia
Equipment - Purchase	US$'000s	3,646	7,609		11,978	1,325	69,215	93,774
Equipment - Major Repair	US$'000s	18,168	12,567	15,000	11,864	15,000	203,047	275,645
HCW - Tailings Dam	US$'000s	54,144	3,260	23,109	23,307	25,230	211,244	340,293
HCW - Waste rock facility	US$'000s	3,160	3,036	2,845	2,698	432	6,196	18,367
Mining - Other	US$'000s	19,100	7,094	1,000	1,000	1,000	11,000	40,193
Plant - Tailings pipeline	US$'000s	4,450				4,746	8,627	17,823
Total (Before Capitalized Stripping)	US$'000s	102,668	33,566	41,954	50,846	47,733	509,329	786,096
Total (After Capitalized Stripping)	US$'000s	120,651	50,908	47,423	65,570	60,756	746,758	1,092,066

Pampacancha Project Capex		2017	2018	2019	2020	2021	2022-35	Total
Equipment - Purchase	US$'000s		5,084	11,681				16,765
HCW - General & other	US$'000s	10,829	4,766	1,000	1,000	1,000		18,595
Mining - Other	US$'000s	90						90
Plant - Pebble crusher	US$'000s		18,915					18,915
Total Pampacancha	US$'000s	10,919	28,765	12,681	1,000	1,000	-	54,364
Total Sustaining & Project Capex (Before Capitalized Stripping)	US$'000s	113,587	62,331	54,635	51,846	48,733	509,329	840,460
Total Sustaining & Project Capex (After Capitalized Stripping)	US$'000s	131,570	79,673	60,104	66,570	61,756	746,758	1,146,430

21.2	OPERATING COSTS

The operating costs at Constancia are developed annually as part of the site budget process. All operating costs are reported in real 2016$ USD.

The operating costs are divided in three centers of importance: mine, milling and G&A.

The LOM operating costs are shown in Table 21-2.

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Table 21-2 On-Site Operating Costs

Operating Costs		2017	2018	2019	2020	2021	2022-35	LOM
Unit Costs
Mining	(US$/tonne Milled)	2.89	2.85	2.66	2.78	2.96	2.71	2.74
Milling	(US$/tonne Milled)	4.06	4.00	4.01	4.01	4.01	4.03	4.03
G&A	(US$/tonne Milled)	1.48	1.24	1.24	1.24	1.24	1.08	1.14
Total Operating Costs (Before Capitalized Stripping)	(US$/tonne Milled)	8.43	8.09	7.92	8.03	8.22	7.82	7.91
Total Operating Costs (After Capitalized Stripping)	(US$/tonne Milled)	7.84	7.53	7.74	7.55	7.80	7.27	7.39

The operating costs in mining are divided between the main activities: drilling, blasting, loading, haulage and auxiliary and indirect cost, being the haulage activity with the greatest impact on the operation cost.

A breakdown of the mining operating costs is shown in Table 21-3 and Table 21-4.

Table 21-3 Operating Costs – OPEX – Mining/Activity

Operating Costs (Unit Cost)		2017	2018	2019	2020	2021	2022-35	LOM
Mining	(US$/tonne Moved)	1.17	1.12	1.22	1.25	1.33	1.29	1.27
Drilling	(US$/tonne Moved)	0.04	0.04	0.03	0.03	0.03	0.03	0.03
Blasting	(US$/tonne Moved)	0.12	0.15	0.14	0.15	0.16	0.16	0.15
Loading	(US$/tonne Moved)	0.20	0.16	0.17	0.17	0.17	0.17	0.17
Haulage	(US$/tonne Moved)	0.40	0.42	0.49	0.51	0.58	0.59	0.56
Auxiliary	(US$/tonne Moved)	0.17	0.15	0.16	0.16	0.16	0.16	0.16
Indirect	(US$/tonne Moved)	0.24	0.21	0.23	0.22	0.22	0.19	0.20
Total Operating Costs	(US$/tonne Moved)	1.17	1.12	1.22	1.25	1.33	1.29	1.27

Table 21-4 Operating Costs – OPEX – Mining/Components

Operating Costs (Unit Cost)		2017	2018	2019	2020	2021	2022-35	LOM
Mining	(US$/tonne Moved)	1.17	1.12	1.22	1.25	1.33	1.29	1.27
Direct	(US$/tonne Moved)	0.94	0.91	0.99	1.03	1.10	1.10	1.07
Labor	(US$/tonne Moved)	0.09	0.07	0.08	0.08	0.08	0.08	0.08
Fuel	(US$/tonne Moved)	0.30	0.34	0.38	0.39	0.42	0.43	0.41
Maintenance	(US$/tonne Moved)	0.42	0.36	0.40	0.40	0.44	0.44	0.43
Blasting	(US$/tonne Moved)	0.12	0.15	0.14	0.15	0.16	0.16	0.15
Indirect	(US$/tonne Moved)	0.24	0.21	0.23	0.22	0.22	0.19	0.20
Total Operating Costs	(US$/tonne Moved)	1.17	1.12	1.22	1.25	1.33	1.29	1.27

The operating costs in the process plant are divided into seven main components, with power having the greatest impact on the process plant cost.

The G&A cost includes all administrative areas at site as well the main office in Lima.

A breakdown of milling and G&A costs are show in Table 21-5.

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Table 21-5 Operating Costs – OPEX – Milling and G&A

Operating Costs (Unit Cost)		2017	2018	2019	2020	2021	2022-35	LOM
Milling	(US$/tonne Milled)	4.06	4.00	4.01	4.01	4.01	4.03	4.03
Consumables	(US$/tonne Milled)	1.13	1.13	1.13	1.13	1.13	1.13	1.13
Laboratory	(US$/tonne Milled)	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Labor	(US$/tonne Milled)	0.22	0.23	0.23	0.23	0.23	0.23	0.23
Maintenance	(US$/tonne Milled)	0.71	0.59	0.59	0.59	0.59	0.59	0.60
Administration	(US$/tonne Milled)	0.09	0.04	0.04	0.04	0.04	0.04	0.05
Power	(US$/tonne Milled)	1.44	1.42	1.43	1.42	1.43	1.44	1.44
Reagents	(US$/tonne Milled)	0.44	0.56	0.56	0.56	0.56	0.56	0.55
G&A	(US$/tonne Milled)	1.48	1.24	1.24	1.24	1.24	1.08	1.14
Total Milling & G&A	(US$/tonne Milled)	5.54	5.24	5.26	5.24	5.26	5.11	5.16

Waste stripping operating costs that provide future economic benefits are capitalized when strip ratios in a given year are above the average strip ratio for a total pit phase (capitalized stripping). Operating costs that are expected to be capitalized as capitalized stripping are summarized in Table 21-6.

Table 21-6 Capitalized Stripping (Total Estimate and Unit Costs)

Capitalized Stripping Costs		2017	2018	2019	2020	2021	2022-35	LOM
Capitalized Stripping	US$ 000	17,983	17,342	5,469	14,724	13,023	237,429	305,970
Capitalized Stripping	(US$/tonne Moved)	0.24	0.22	0.08	0.21	0.19	0.26	0.24
. Capitalized Stripping	(US$/tonne Milled)	0.58	0.56	0.18	0.48	0.42	0.55	0.53

Cash costs and sustaining cash costs per pound of copper are summarized in Table 21-7. Cash costs include mining, milling, G&A, off-site costs and TCRCs. Sustaining cash costs also include sustaining capital and royalties (but exclude Pampacancha project capex). Both cash costs and sustaining costs include the impact of capitalized stripping are reported net of by-product credits (calculated at reserves prices) including the impact of the precious metal streams.

Table 21-7 Operating Costs and Sustaining Costs per pound

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Constancia mine Form 43-101F1 Technical Report

22	ECONOMIC ANALYSIS

Pursuant to NI 43-101, producing issuers may exclude the information required for Section 22 Economic Analysis on properties in production, unless the technical report includes a material expansion of current production.

As Hudbay is a producing issuer, it has excluded information required by Item 22 of Form 43-101F1 as the Pampacancha expansion does not represent a material expansion of current production at the Constancia mine.

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23	ADJACENT PROPERTIES

There is no material information concerning mining properties adjacent to the Constancia mine.

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24	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information material to the Constancia mine that is necessary to make this Technical Report not misleading.

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25	INTERPRETATION AND CONCLUSIONS

The Constancia Mine operation has been mining ore and waste since March 2013 and began commercial production in April 2015. Since that time the mine has run relatively uninterrupted and consistently achieved improved performance with regards to metallurgical recovery and throughput. The deposit represents what is considered by industry standards a low grade copper porphyry with the principal mineralized ore type being hypogene in nature. The plant has proven to produce a marketable clean concentrates for both molybdenum and copper.

As of June 30 2016 the resource stated is distributed in two open pit shells, Constancia and Pampacancha. The Hudbay and third party review and validation processes confirmed the models are constructed utilizing industry best practices and sound QAQC principles.

The economic and design parameters modelled, assumed and stated provide for economic extraction of reserves from the stated resource.

The resource and reserve estimate meet with the criteria outlined in industry best practices as outlined in Canadian institute of Mining, Metallurgy and Petroleum Definition Standards for mineral Resources and Mineral Reserves (May2014).

The production and compilation of this technical report was performed by the capable and professional management and staff at Constancia. The supervision, revision and approval of the assembly of this report is by the QP Cashel Meagher, P.Geo SVP and COO of Hudbay Minerals Inc.

CONCLUSIONS

•

The resource economic parameters utilized are slightly different than those to support the statement of mineral reserve. Although the parameters differ it is the opinion of the QP that changing the resource parameters that outline the resource pit shell will not materially change the output of the reserve. That is the reserve lies wholly within the resource as outlined.

•	The resulting mine plans account for feed restrictions as stipulated by the processing plant with regards to feed grade and ratios of zinc, iron, oxide and mineral type.
•	The current performance of the operation supports the position that the plant is capable of 90,000 tonnes per day average production, including consideration for maintenance.
•	Ongoing sustaining capital reported, sufficiently outlines the material capital requirements for mine fleet, plant maintenance and tailings expansion.
•	Separate project capital outlined adequately accounts for development of the Pampacancha satellite deposit.
•	Relevant mining permits and land title are in good standing excluding the required surface rights for the Pampacancha deposit exploitation.
•

Capping of high grade outliers is commonly capped at true sample length versus composited sample length. It is the opinion that in this case the effect is negligible in the stated Constancia resource and resulting reserve model.

•	The metallurgical test work supporting the metallurgical recovery in section 13 are restated from the work compiled in the Technical Report published in 2012.

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Constancia mine Form 43-101F1 Technical Report

26	RECOMMENDATION

•

A substantial low grade resource of 1,074 million tonnes is outlined. With 598 million including stockpiles being designated as mineral reserve a substantial resource remains should future economic parameters become materially favorable.

•	While some interesting exploration targets remain it is the opinion of the author that under current economic conditions the prospects themselves do not presently merit further exploration.
•

The Pampacancha pit provides for higher grade copper equivalent grades than what remains available in the Constancia open pit. Pampacancha development should be pursued early in mine life to maximize economic returns.

•

The mine to mill reconciliation process to date suggests a slight bias exists in the reserve model grades being slightly lower than sampled milled head grades. This is currently thought to be due to effective drill spacing near the surface of the Constancia deposit and the resulting conservative nature of restrictive interpretation of mineral domains. It is recommended that this practice of reconciliation by ore type continues and if this bias persists that it is incorporated into future reserve statements.

•	Continuous monitoring and ore characterization for the determination of timing, scope and need of pebble crushing requirements is recommended.
•	The Molybdenum circuit has operated sporadically when the material type permits. When the hypogene component of mill feed increases greater utilization of this circuit is recommended.
•

Geometallurgical studies correlating plant performance and mineral zonation types (mineralization, speciation, alteration and hardness) should continue to further improve plant performance and be utilized in predicting metallurgical recovery replacing the stated test work from the 2012 technical report.

•	It is recommended by the author that 5% of the samples should be sent for check assay in future drill hole campaigns.

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Constancia mine Form 43-101F1 Technical Report

27	REFERENCES

•	Andes, Actualización del Estudio Geotécnico del Tajo Comnstancia (Spanish), Technical Report, Enero 2016
•	AMEC, Amec QC Evaluation, NI 43 101 Technical Report, Constancia Project, August 2011.
•	AMEC, Checking Samples, NI 43 101 Technical Report, Constancia Project, From 2006 to 2007.
•	AMEC, Constancia Mineral Resources Estimate, NI 43 101 Technical Report, Constancia Project, August 2011.
•	Amphos 21, Estudio Hidrogeológio Tajo Pampacancha Proyecto Expansion Constancia Estudio de Factyibilidad de Pampacancha (Spanish), (Spanish), Technical Report, September 2013
•	Amphos 21, Actualización del Manejo de Aguas. Proyecto Expansion Constancia Estudio de Factyibilidad de Pampacancha (Spanish), Technical Report, September 2013
•	Amphos 21, Estudio Hidrogeológico de la Ampliación del WRF. Proyecto Expansion Constancia Estudio de Factyibilidad de Pampacancha (Spanish), Technical Report, September 2013
•	Ausenco PSI, Constancia Tailings Transport System Detail Engineering, Lab Report Samples AdoB420 and AdoB421 (PSP5605-2000-INF-HI-006), April 2012.
•	C.H. Plenge & Cia, Metallurgical Investigation No.6447-6449 Norsemont Peru S.A.C. Mina Constancia Composites HY, SG, SK, March 2007.
•	C.H. Plenge &Cia, Metallurgical Investigation No.6637-6639 Norsemont Peru S.A.C. Mina Constancia Composites PSG, PHY, PSK, July 2008.
•	Golder Associates. Prefeasibility Hydrogeological Assessment Pampacancha Pit, Final Report, Constancia Project, August 2012.
•	Golder Associates. Pre-feasibility geotechnical study for Constancia Pit Expantion. Tehnical Report. March 2014.
•	Golder Associates. Pre –feasibility study for expanded capacity of the Tailings management Facility – Constancia Projetc. Technnical Report, march 2014.
•	Golder Associates. Pre-Feasibility study for expande capacity of waste dump (WRF) - Constancia Projet. Technical report, March 2014
•

JKTech Pty Ltd, SMC Test Report on Fifty Samples from Constancia Project Tested at A.R. MacPherson Consultants Ltd., SGS Lakefield Research Chile S.A., Santiago, Chile for Norsemont (JKTech Job No. 08004), May-Jun 2008

•

JKTech Pty Ltd, SMC Test Report on Two Samples from Constancia Project Tested at A.R. MacPherson Consultants Ltd., SGS Lakefield Research Chile S.A., Santiago, Chile for Norsemont (JKTech Job No. 08004) , June 2008

•	Knight Piesold, “Constancia Project Detailed Engineering Climatological Data Analysis Report”, December 8, 2011, Prepared for Hudbay Perú S.A.C. by Knight Piésold Consultores S.A.
•	Knight Piésold, Open Pit Slope Design, Technical Report, Constancia Project, January 2013.
•	Knight Piésold, Prefeasibility Pit Slope Design for the Pampacancha Pit, Technical Report, Constancia Project, july 2012.
•	Knight Piésold, Pampacancha Preliminary Geochemical Assessment, Technical Report, Constancia Project, may 2012.
•	Itasca, Estudio Geotécnico del Tajo Pampacancha (spanish), Technical Report, september 2013.
•	Norsemont, Data Verification (Norsemont QC Protocol), NI 43 101 Technical Report, Constancia Project, From 2006 to 2012.
•	Pampacancha: SGS, Sample Preparation and Assaying, NI 43 101 Technical Report, Constancia Project, For Pampacancha 2011
•	Pocock Industrial, Sample Characterization & PSA, Flocculant, Screening, Gravity Sedimentation and Pulp Rheology Studies, April 2012
•	SGS Canada Vancouver, An investigation into Flotation Behavior and QEMScan Characteristics of Constancia Samples, April 2005.

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•	SGS Lakefield Research Chile, An investigation by QEMScan into the Mineralogical Characteristics of the Composite Samples from the Constancia Project (Project 4169-Q77), April 2009
•	SGS Lakefield Research Chile, Final Report: Third Report (Third Flotation Stage) Metallurgical Test Program (Project Code 4169) , September 2009.
•	SGS Lakefield Research Chile, June 2008. An investigation by QEMScan into the Mineralogical Characteristics of the Heads Products from the Constancia Project (Project 4169-Q33)
•	SGS Lakefield Research Chile, Pruebas de Molienda y Medición de Densidad, (Proyecto OL- 4081/Informe final), August 2007
•	SGS Lakefield Research Chile, Report: Molybdenum Separation Flotation Test Program (Project Code 4169) , September 2009
•	SGS Mineral Services Chile, Programa de Ensayos Piloto de Flotación con Mineral de Constancia (Proyecto 4169 - Informe #2), March 2009
•	“Norsemont Perú S.A.C. Proyecto Constancia Estudio de Impacto Social y Ambiental” (Spanish), March 2010, Prepared for Norsemont Perú S.A.C. by Knight Piésold Consultores S.A.
•	“Cuarta Modificación Del Estudio De Impacto Ambiental Semi-Detallado (Categoria II) Proyecto De Exploración Constancia” (Spanish), April 2012, Prepared for Hudbay Perú S.A.C. by Insideo S.A.C.
•	“Norsemont Perú S.A.C. Proyecto Constancia Plan de Cierre” (Closure Plan in Spanish), November 2011, Prepared for Norsemont Perú S.A.C. by Knight Piésold Consultores S.A.
•

“Norsemont Perú S.A.C. Proyecto de Exploración Constancia Tercera Modificación del Estudio de Impacto Ambiental Semidetallado Categoría II” (Spanish), December 2010, Prepared for Norsemont Perú S.A.C. by Knight Piésold Consultores S.A.

•	“Hudbay Peru S.A.C. Modificación del Estudio de Impacto Social y Ambiental del Proyecto Constancia” (Spanish), October 2012, Prepared for Hudbay Perú S.A.C. by Insideo S.A.C.
•

“Hudbay Peru S.A.C. Informe Técnico Sustentatorio de la Ampliación de Componentes del EIA del Proyecto Constancia” (Spanish), September 2013, Prepared for Hudbay Perú S.A.C. by Golder Associates S.A.C.

•

“Hudbay Peru S.A.C. Segunda Modificación del Estudio de Impacto Social y Ambiental del Proyecto Constancia – Ampliación Pampacancha” (Spanish), December 2013, Prepared for Hudbay Perú S.A.C. by Golder Associates S.A.C.

•	“Hudbay Peru S.A.C. Informe Técnico Sustentatorio para la Inclusión de Componentes Auxiliares en la U.M. Constancia” (Spanish), August 2015, Prepared for Hudbay Perú S.A.C. by Golder Associates S.A.C.
•	“Hudbay Peru S.A.C. Modificación del Plan de Cierre de Minas de la U.M. Constancia” (Spanish), February 2015, Prepared for Hudbay Perú S.A.C. by Golder Associates S.A.C.
•

“Hudbay Peru S.A.C. Segundo Informe Técnico Sustentatorio: Modificación, Sustitución y Adición de Componentes Auxiliares” (Spanish), Julio 2016, Prepared for Hudbay Perú S.A.C. by Golder Associates S.A.C.

•	“Titan-24 DC/IP/MT Survey Geophysical Report”, August 2011, Prepared for Norsemont Perú S.A.C by Quantec Geoscience Ltd.

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28	SIGNATURE PAGE

This Technical Report titled “NI 43-101 Technical Report, Constancia Mine Cuzco, Peru”, dated November 21, 2016 and effective as of June 30, 2016, was prepared under the supervision and signed by the following author:

Dated this 21st day of November, 2016

(signed) Cashel Meagher

Signature of Qualified Person

Cashel Meagher, P. Geo.
Senior Vice President and Chief Operating Officer
Hudbay

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Constancia mine Form 43-101F1 Technical Report

29	CERTIFICATES OF QUALIFIED PERSON

CASHEL MEAGHER

CERTIFICATE OF QUALIFICATION

Re: Constancia Project Technical Report, November 21, 2016

I, Cashel Meagher, B. Sc., P. Geo, of Toronto, Ontario, do hereby certify that:

1.	I am currently employed as Senior Vice President and Chief Operating Officer, with HudBay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, Canada M5J 2V5.

2.	I graduated from Saint Francis Xavier University with a Joint Advanced major in Geology and Chemistry in 1994.

3.	I am a member in good standing with the Association of Professional Geoscientists of Ontario, member #1056.

4.

I have practiced my profession continuously over 20 years and have been involved in mineral exploration, project evaluation, resource and reserve evaluation, and mine operations in underground and open pit mines for base metal and precious metal deposits in North and South America.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6.

I have reviewed and approved the Summary of the Technical Report and I am responsible for the preparation of this Technical Report titled “NI 43-101 Technical Report, Constancia Mine Cuzco, Peru” (the “Technical Report”), dated November 21, 2016 and effective as of June 30, 2016.

7.	I last visited the property on September 21, 2016 for duration of 2 days. I also visited it several times prior to that date.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3(3) of NI 43-101 where “a technical report required to be filed by a producing issuer is not required to be prepared by or under supervision of an independent qualified person”.

10.	I have been involved with the Constancia Project property, which is the subject of the Technical Report, continuously since March, 2011.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

12.

I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

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Constancia mine Form 43-101F1 Technical Report

Dated as of November 21, 2016.

Original signed by:

Cashel Meagher

Cashel Meagher, B. Sc., P.Geo.

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